Form 10-K405, Exhibit 13
period 1994-11-30
FULLER H B CO
filed 1995-02-27
CIK 39368

                                                                      EXHIBIT 13


                              MANAGEMENT'S ANALYSIS OF RESULTS OF OPERATIONS
                                                     AND FINANCIAL CONDITION
                                                      (Dollars in thousands)  41


          The following discussion includes comments and data relating to the Company's financial condition and results of operations for the three fiscal years ended November 30, 1994. This section should be read in conjunction with the Consolidated Financial Statements and related notes as they contain important information for evaluation of the Company's comparative financial condition and operating results.

RESULTS OF OPERATIONS:
1994 COMPARED TO 1993

          Worldwide sales for 1994 were a record $1,097,367, an increase of $122,080 or 12.5 percent over 1993 sales of $975,287. Net earnings for 1994 were $30,863, an increase of $20,879 or 209 percent from 1993 earnings of $9,984. 1993 net earnings were adversely affected by an accounting change charge of $11,717 relating to the Company's adoption of the Financial Accounting Standards Board Statements No. 106 and No. 109, a one-time $2,137 after-tax retroactive sales adjustment relating to H.B. Fuller Automotive Products, Inc. and by a $5,299 restructuring charge.

Sales changes by geographic area were as follows:

Area               Increase
- ------------------------------
North America    $ 86,413  16%
Latin America       4,922   3%
Europe             17,096   8%
Asia/Pacific       13,649  24%
                 --------
Total            $122,080  13%

        SALES TO
 UNAFFILIATED CUSTOMERS

[PIE CHART APPEARS HERE]

.  58% North America

.  21% Europe

.  15% Latin America

.   6% Asia/Pacific


   OPERATING EARNINGS

[PIE CHART APPEARS HERE]

.  57% North America

.  16% Europe

.  27% Latin America

    0% Asia/Pacific


          In North America, the 16 percent increase in sales is composed of a 10 percentage point increase in volume and change in product mix, and 6 percentage points related to acquisitions in Canada (in 1993) and the United States (in
1994). North American operating earnings increased 11.8 percent compared to 1993 (excluding the 1993 North America restructuring charge and the retroactive sales adjustment).

          Within North America, the Adhesives, Sealants and Coatings (ASC) Group produced a 17 percent sales increase over 1993 with 50 percent of the increase a result of expanded sales within core industrial markets and significantly increased sales by the ASC structural group, especially in the automotive, housing and window markets, all


                                                  H.B. Fuller 1994 Annual Report

42

markets sensitive to interest rate fluctuations. The other 50 percent resulted from an acquisition in Canada in 1993 and an acquisition in the U.S. in 1994. ASC Group operating earnings had a strong increase (excluding the one-time Automotive Products retroactive sales adjustment) over 1993, supported by improved capacity utilization and lower operating expenses resulting from continuing cost containment programs.

          The North American Specialty Group, as a whole, experienced a 13 percent sales increase and moderate operating earnings increase (excluding the 1993 restructuring charge associated with this Group) in 1994 and reduced operating expenses, as a percent of sales. A changing sales mix within the Group is continuing to cause some margin erosion. The Industrial Coatings Division had a substantial increase in sales and earnings and in the second half of the year began construction of a new plant that should provide added production capacity in early 1995. TEC Incorporated had a strong increase in sales and earnings in 1994. Foster Products Corporation had reduced sales and earnings compared to the prior year due to the sale of the PVC pipe cover product line in May of 1994 (part of 1993 restructuring plan). Linear Products experienced moderate sales growth and some margin erosion due to increased competition and delays in new product acceptance in the marketplace. Monarch Division sales in 1994 approximated the sales of 1993 with a reduction in operating earnings due primarily to a continued consolidation and geographic shift in its customer base.

RETURN ON NET SALES

[GRAPH APPEARS HERE]

  85         3.3%
  86         3.6%
  87         4.3%
  88         3.1%
  89         2.1%
  90         2.7%
  91         3.2%
  92         3.8%
  93*        2.2%
  94         2.8%


RETURN ON AVERAGE ASSETS

  [GRAPH APPEARS HERE]

    85         6.1%
    86         6.9%
    87         8.3%
    88         5.5%
    89         3.5%
    90         4.5%
    91         5.5%
    92         6.7%
    93*        3.9%
    94         4.7%

* Excludes cumulative effect of change in accounting principles


          Sales by the Company's Latin American operations increased 3 percent in 1994 compared to the prior year. Businesses identified for restructuring during 1994, in the 1993 restructuring plan, were excluded from the 1994 sales. Adjusting 1993 sales figures to exclude those same businesses, Latin American sales would have increased 11 percent, primarily through increased volume and changes in product mix, particularly in Argentina, Chile, Colombia, El Salvador, Guatemala, Panama and Venezuela. The 1993 planned restructuring is well underway, plants in Brazil and Nicaragua have been closed, a plant in Mexico was sold, two specialty businesses in Costa Rica were closed. Paint manufacture in Costa Rica has been consolidated into one plant. Once the restructuring is complete, the Company should be in a better position to anticipate and respond to increased competitive pressures stemming from the lowering of trade


                                                  H.B. Fuller 1994 Annual Report
restrictions in the region. Operating earnings for Latin America, as a whole, increased 6.7 percent compared to 1993 (excluding the 1993 Latin American restructuring charge associated with this Area).

          Sales in Europe increased 8 percent in 1994 compared to 1993, with the strengthening of the U.S. dollar adversely affecting the increase by 3 percentage points. The 11 percentage points increase in local currency sales included 4 percentage points from increased volume and change in product mix, 9 percentage points from acquisitions in the United Kingdom and Switzerland, and a negative 2 percentage points from reduced pricing. The weak economy, particularly in Germany, and the resulting strong competitive pressures, resulted in a decline of 13.2 percent in operating earnings in 1994 compared to the prior year (excluding the 1993 restructuring charge for the operation in Finland).

          Sales in Asia/Pacific increased 24 percent in 1994 over 1993, with acquisitions in the Philippines (in 1993) and New Zealand (in 1994) producing 15 percentage points of the gain. The weakening of the U.S. dollar accounted for 6 percentage points of the sales increase. A weak Japanese economy and expenditures to support the ongoing expansion of operations in this region contributed to a 62 percent decline in operating earnings compared to last year.

RETURN ON INVESTED CAPITAL (a)

    [GRAPH APPEARS HERE]

      85        11.5%
      86        12.7%
      87        14.8%
      88        10.4%
      89         7.7%
      90         9.6%
      91        11.6%
      92        13.3%
      93*        8.0%
      94         9.4%


  RETURN ON AVERAGE EQUITY

    [GRAPH APPEARS HERE]

      85        14.0%
      86        15.2%
      87        17.4%
      88        12.4%
      89         8.6%
      90        11.0%
      91        13.3%
      92        15.0%
      93*        8.4%
      94        11.5%

(a)Average invested capital is a two-point average of long-term and short-term debt, minority interest and stockholders' equity. After tax interest expense and minority interest are added back to net earnings.

*  Excludes cumulative effect of change in accounting principles.

          The Company continues to develop its organization and implement strategies to effectively serve large global customers, recognizing that, along with significant opportunities for sales growth, such an approach also carries the usual risks of increasing dependence on fewer large customers. In 1994, no single customer accounted for over 4 percent of Company-wide sales. Increasing globalization of corporate functions such as information technology, purchasing, research and development, manufacturing, engineering and quality programs should result in improved productivity and customer service.

          Consolidated gross margin for the Company, as a whole, as a percent of sales, decreased to 32.2 percent in 1994 from 32.5 percent in 1993. Pricing pressures in a weak European economy (particularly Germany) and initial gross margins on 1994 acquisitions which were lower than the overall Company's gross margins contributed to the gross margin percentage reduction. During the fourth quarter of Fiscal Year 1994, the Company, particularly in its ASC Group in North America, experienced rapidly increasing


                                                  H.B. Fuller 1994 Annual Report

44


material costs. The Company was able to offset these material cost increases with price increases to maintain gross margin, as a percent of sales. The Company expects this increase in raw material costs to continue in the first half of Fiscal Year 1995 and will continue its efforts to match price increases with cost increases.

          Consolidated selling, administrative and other expenses for the Company were up 11.6 percent from 1993, and as a percent of sales, decreased from 26.4 percent in 1993 to 26.2 percent in 1994.

          Interest expense was $11,747 in 1994, up $1,288 or 12.3 percent from prior year. Total Company borrowing at year-end 1994 was above that at year-end 1993, primarily as a result of borrowing to fund 1994 acquisitions. Capitalized interest costs associated with major property and equipment projects increased from $924 in 1993 to $1,179 in 1994.

          Other income/expense, net, increased from $2,158 expense in 1993 to $3,188 expense in 1994, primarily as a result of increased amortization of excess of cost over net assets of businesses acquired in 1993 and 1994. (See Notes 1, 2 and 3 to the Consolidated Financial Statements.)

          Income taxes totalled $19,782 in 1994, a 3.1 percent increase from $19,191 in 1993. The effective tax rate decreased from 47.0 percent in 1993 to
38.8 percent in 1994, primarily because of the absence of offsetting tax benefits associated with the restructuring charges in 1993. Excluding the restructuring charges from 1993 would lower the 1993 effective tax rate to 41.9 percent. The balance of the reduction is primarily due to reduced losses or turnarounds in earnings of non-U.S. loss operations.

WORKING CAPITAL (In millions)

    [GRAPH APPEARS HERE]

      85       $69.477
      86       $74.232
      87       $86.598
      88      $104.071
      89       $95.645
      90       $96.097
      91      $108.779
      92      $130.817
      93      $119.905
      94      $129.665


    CAPITALIZATION RATIO

    [GRAPH APPEARS HERE]

      85         28.0%
      86         21.5%
      87         17.0%
      88         35.5%
      89         35.1%
      90         30.9%
      91         24.7%
      92         17.3%
      93         19.5%
      94         32.1%


RESULTS OF OPERATIONS:
1993 COMPARED TO 1992

          Worldwide sales for 1993 were $975,287, an increase of $32,849 or 3.5 percent, over 1992 sales of $942,438. Net earnings for 1993 were $9,984, a decrease of $25,638 or 72 percent, from 1992 earnings of $35,622. Net earnings were adversely affected by an accounting change charge of $11,717 relating to the Company's adoption of the Financial Accounting Standards Board Statements No. 106 and No. 109. (See Notes 1 and 6 to the Consolidated Financial Statements.) In the first quarter of 1993, a one-time $2,137


                                                  H.B. Fuller 1994 Annual Report
retroactive sales adjustment relating to H.B. Fuller Automotive Products, Inc., a company acquired in 1988, also adversely affected earnings. Net earnings also were negatively affected by $5,299 restructuring charge initiated in the fourth quarter. (See Note 5 to the Consolidated Financial Statements.) The restructuring charge arose from the planned closing of certain facilities and associated costs of consolidating their production into other facilities. This includes the closing or sale of plants in Brazil, Mexico and Nicaragua and two small specialty businesses in Central America and the consolidation of certain Central American paint operations. The planned restructuring of Linear Products Division's operations in Finland and the anticipated sale of a Foster Products Corporation product line also are included in the restructuring charge.

Sales changes by geographic area were as follows:

Area             Increase (Decrease)
- ---------------------------------------
North America      $ 36,988    7%
Latin America        12,657    9%
Europe              (20,516)  (9%)
Asia/Pacific          3,720    7%
                   --------
Total              $ 32,849    3%

CAPITAL EXPENDITURES,
 GROSS (In millions)

[GRAPH APPEARS HERE]

  85       $15.113
  86       $12.909
  87       $29.617
  88       $40.187
  89       $40.925
  90       $31.468
  91       $29.955
  92       $34.461
  93       $41.842
  94       $65.018


RESEARCH AND DEVELOPMENT
 EXPENSES (In millions)

  [GRAPH APPEARS HERE]

    85        $9.510
    86       $10.606
    87       $12.269
    88       $14.411
    89       $15.505
    90       $16.091
    91       $17.200
    92       $20.377
    93       $21.826
    94       $23.624


          In North America, the 7 percent increase in sales is composed of an 8 percentage point increase in volume and change in product mix, a 1 percentage point increase resulting from an acquisition in Canada, a 1 percentage point decrease from pricing and a 1 percentage point decrease relating to the one-time Automotive Products retroactive sales adjustment. North American operating earnings decreased 4 percent compared to 1992 (excluding the fourth quarter North American restructuring charge).

          The Adhesives, Sealants and Coatings (ASC) Group produced an 8 percent sales increase over 1992 as a result of expanded sales within core industrial markets and significantly increased sales by the Company's structural group, especially in the automotive, housing and window markets. A number of successful new product introductions helped to fuel the sales increases. ASC Group operating earnings improved significantly (excluding the one-time Automotive Products retroactive sales adjustment) over 1992, supported by improved capacity utilization and lower operating expenses resulting from cost containment programs.


                                                  H.B. Fuller 1994 Annual Report

46


Although not material to the Group's overall results, its Fiber-Resin operation experienced continued weakness and operating losses, primarily as a result of the slowdown in the defense industry. The Group's adhesives operations in Canada, the U.S. and Mexico were integrated into a North American unit in 1993, a change that is contributing to the improved capacity utilization and helping to offset increasing margin pressures.

          The North American Specialty Group, as a whole, experienced a moderate sales increase and slight operating earnings increase (excluding the fourth quarter restructuring charge associated with this Group) in 1993 and reduced operating expenses as a percent of sales. A changing product mix is causing some margin erosion. The Industrial Coatings Division and TEC Incorporated increased sales and earnings despite difficult market conditions, and Industrial Coatings will be expanding production capacity in 1994. Sales growth by Linear Products Division was significantly slower in 1993 than in recent years and some margin erosion was experienced, due to increasing competition and delays in new product acceptance in the marketplace. Foster Products Corporation had reduced sales and earnings in 1993 due in large part to uncertainties in the asbestos abatement area and reduced commercial construction. Sale of the Foster PVC pipe cover product line is planned for 1994 (and is reflected in the restructuring charge discussed previously). Monarch Division showed a slight increase in sales for the year and reduced operating earnings compared to 1992 due primarily to consolidation and geographical shifts in its customer base. In early Fiscal 1994, the Company acquired the Evode Powder Coatings business with facilities in the United Kingdom and New Zealand, providing it with its first significant expansion of this product line outside North America.

          Sales by the Company's Latin American operations increased 9 percent in 1993 compared to prior years, primarily through increased volume and changes in product mix, particularly in Argentina, Brazil, Colombia and El Salvador. One percentage point of the sales gain was the result of consolidating a recent acquisition in Venezuela during the year. The restructuring of certain operations in Latin America is designed to help the Company anticipate and respond to increased competitive pressures stemming from the lowering of trade restrictions in the region. Economic slowdown and currency losses had a negative impact on gross margins and operating earnings for some of the Company's Latin American operations, particularly in Brazil where the Company experienced a $2,609 currency loss in 1993. Operating earnings for Latin America, as a whole, declined 13.1 percent compared to 1992 (excluding the fourth quarter restructuring charge for this Area).

          Sales in Europe declined 9 percent in 1993 compared to 1992, with the strengthening of the U.S. dollar accounting for 4 percentage points of the decrease. The remaining 5 percentage points of decline included 3 percentage points from reduced volume and change in product mix and 2 percentage points from reduced pricing. The weak economy of the region, and the resulting strong competitive pressures, resulted in a decline of 34.8 percent in operating earnings in 1993 compared to the prior year (excluding the fourth quarter restructuring charge for the operation in Finland). The Company consolidated production from its adhesives plant in Munich, Germany into other European facilities in 1993 and anticipates some positive impact through lower operating expenses and improved efficiency in 1994. A realignment of the Company's European adhesives sales operations, shifting from a geographic to an industry orientation, is intended to support future sales growth.

          Asia/Pacific sales increased 7 percent in 1993 over 1992, with an acquisition in the Philippines producing 1 percent of that gain. Expenditures to support the deliberate expansion of


                        H.B. Fuller 1994 Annual Report
operations in the Asia/Pacific area contributed to a 70.9 percent decline in operating earnings, compared to last year.

          Consolidated gross margin for the Company, as a whole, as a percent of sales, decreased to 32.5 percent in 1993 from 33.7 percent in 1992. The one-time retroactive Automotive Products sales adjustment, increased competition stemming from reduced trade barriers in Latin America coupled with pricing pressures in a weak European economy contributed to the gross margin percentage reduction. Overall, the Company experienced stable raw material costs throughout 1993. In view of the large percentage of the Company's cost of goods sold represented by raw material costs and the highly competitive nature of the Company's business, significant increases in raw material pricing could have an adverse effect on the Company's results of operations. Conversely stable or declining raw material prices could significantly improve the Company's operating results.

          Consolidated selling, administrative and other expenses for the Company were up 4.7 percent from 1992, and as a percent of sales increased to
26.4 percent in 1993 from 26.1 percent in 1992. Low unit sales in Europe, inflationary pressures on operating expenses in some Latin American countries and continued investment in the Company's Asia/Pacific operations were factors that caused the percent of sales increase.

          Interest expense was $10,459 in 1993, down $2,078 or 16.6 percent from prior year. Total Company borrowing at year-end 1993 was above that at year-end 1992, with increases in all geographic areas except North America. Capitalized interest costs associated with construction of major property and equipment items increased from $52 in 1992 to $924 in 1993.

          Other income/expense, net, decreased from $2,078 income in 1992 to $2,158 expense in 1993, primarily as a result of increased foreign currency losses in Latin America, involuntary insurance gains related to facility fires in 1992 and a gain from the sale of a product line in 1992. (See Notes 1 and 2 to the Consolidated Financial Statements.)

          Income taxes totalled $19,191 in 1993, a 22.4 percent decrease from $24,716 in 1992. The effective tax rate increased to 47.0 percent in 1993 from
40.6 percent in 1992, primarily because of the absence of offsetting tax benefits associated with the restructuring charges discussed previously.(See Notes 5 and 6 to the Consolidated Financial Statements.) Although not material to the Company's effective tax rate, the recent U.S. tax legislation is expected to increase the Company's U.S. tax obligations slightly over the next few years.

LIQUIDITY AND CAPITAL RESOURCES

          The Company generated $50,789 in funds from operations in 1994 compared to $46,903 in 1993 and $82,489 in 1992. The increase in 1994 resulted primarily from increased earnings and increased depreciation and amortization which were partially offset by increased inventory levels and accounts receivable balances. Major other uses of cash during 1994 were capital expenditures, purchase of businesses and payment of dividends. Cash was $9,830 at November 30, 1994, compared to $17,377 at November 30, 1993. The $9,830 cash balance is considered adequate to meet Company needs in light of its unused lines of credit at November 30, 1994.

          Working capital was $129,665 at November 30, 1994, compared to $119,905 at November 30, 1993. The current ratio at year-end 1994 was 1.6, compared to 1.7 at year-end 1993. The number of days sales in trade accounts receivable was 51 at November 30, 1994, compared to 48


                        H.B. Fuller 1994 Annual Report

48


at November 30, 1993. The average days sales in inventory on hand was 66 in 1994, compared to 67 in 1993.

          The restructuring reserve of $6,001 established at November 30, 1993 has a balance of $1,146 at November 30, 1994. The Company anticipates completion of the restructuring in Fiscal Year 1995 and believes the reserve will be adequate to cover these expenses.

          Management believes that the Company will continue to have access to short-term and long-term credit markets to fund its working capital requirements, capital expenditure programs and future acquisitions. The Company's ratio of long-term debt to total capitalization was 32.1 percent at November 30, 1994, compared to 19.5 percent at November 30, 1993. At year-end 1994 the Company had short-term and long-term lines of credit of $341,352 of which $150,000 was committed. The unused portion of these lines of credit was $225,191.

          Subsequent to year-end, the Company completed agreements December 19, 1994 for the private placement of $65,000 of senior notes which will partially replace existing borrowing under the revolving lines of credit. A group of insurance companies will provide borrowings of $26,000 in seven-year senior notes due December 19, 2001 at 8.49%; borrowings of $5,000 in seven-year senior notes due March 31, 2002 at 8.54%; borrowings of $22,000 in ten-year senior notes due February 3, 2005 at 8.58%; and borrowings of $12,000 in fifteen-year senior notes due April 28, 2010 at 8.73%. The senior notes contain covenants which are no more restrictive than current debt agreements, with interest payable semi-annually.

          Capital expenditures for property, plant and equipment of $65,018 in 1994 were primarily for construction of a manufacturing plant in Honduras, expansion of the Company's plant in Japan, to begin construction of a manufacturing plant in Minnesota, for general improvements in manufacturing productivity and operating efficiency and for environmental projects. Environmental capital expenditures, less than 10 percent of total expenditures, are not a material portion of overall Company expenditures. Future commitments related to 1994 capital projects are estimated to be approximately $29,000 in 1995. The Company plans to increase its capital expenditures in 1995 over 1994 levels.

          Over the recent past, approximately 50 percent of H.B. Fuller's sales and earnings have come from its foreign subsidiaries. In any one quarter, swings in exchange rates, particularly the deutsche mark and yen, can have an impact on Fuller's results. (See Note 1 to Consolidated Financial Statements.) The Company uses forward foreign exchange contracts to reduce the fluctuations of license fees and, at times, dividends coming from Fuller's operations in Canada, Europe and Asia/Pacific. These forward contracts cover anticipated cash flows of not greater than 12 months. Additionally, the Company's operations in Canada and Europe use forward foreign exchange contracts to hedge foreign currency denominated accounts payable and intercompany loans.


                        H.B. Fuller 1994 Annual Report

                                         CONSOLIDATED STATEMENTS OF EARNINGS
                                        H.B. FULLER COMPANY AND SUBSIDIARIES
                                (Dollars in thousands, except share amounts)  49

YEAR ENDED NOVEMBER 30                                    1994        1993       1992
- ----------------------------------------------------------------------------------------
Net sales                                              $1,097,367   $975,287   $942,438
Cost of sales                                             743,843    658,046    624,799
- ----------------------------------------------------------------------------------------
  Gross profit                                            353,524    317,241    317,639
Selling, administrative and other expenses                287,571    257,770    246,233
Restructuring costs                                            --      6,001         --
- ----------------------------------------------------------------------------------------
  Operating earnings                                       65,953     53,470     71,406
Interest expense                                          (11,747)   (10,459)   (12,537)
Other income (expense), net                                (3,188)    (2,158)     2,078
- ----------------------------------------------------------------------------------------
Earnings before income taxes, minority
interests and accounting changes                           51,018     40,853     60,947
Income taxes                                              (19,782)   (19,191)   (24,716)
Net earnings of consolidated subsidiaries
  applicable to minority interests                           (373)        39       (609)
- ----------------------------------------------------------------------------------------
Earnings before cumulative effect
of accounting changes                                      30,863     21,701     35,622
Cumulative effect of accounting changes                        --    (11,717)        --
- ----------------------------------------------------------------------------------------
Net earnings                                           $   30,863   $  9,984   $ 35,622
- ----------------------------------------------------------------------------------------
Earnings (loss) per common share:
  Earnings before accounting changes                        $2.20   $   1.55      $2.55
  Accounting changes                                           --      (0.84)        --
- ----------------------------------------------------------------------------------------
Net earnings                                                $2.20   $   0.71      $2.55
- ----------------------------------------------------------------------------------------
Average number of common and common
  equivalent shares outstanding                            14,036     14,018     13,989
- ----------------------------------------------------------------------------------------

Number of shares and per share amounts restated for 3-for-2 stock split effective June 1, 1992.

See accompanying Notes to Consolidated Financial Statements.


                        H.B. Fuller 1994 Annual Report

    CONSOLIDATED BALANCE SHEETS
    H.B. FULLER COMPANY AND SUBSIDIARIES
50  (Dollars in thousands)

NOVEMBER 30                                                       1994       1993
- -----------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash                                                          $  9,830   $ 17,377
  Trade receivables, less allowance for doubtful accounts
    of $6,221 in 1994 and $5,519 in 1993                         166,602    132,228
  Other receivables                                                9,797      7,098
  Inventories                                                    152,651    123,794
  Other current assets                                            22,523     15,357
- -----------------------------------------------------------------------------------
Total current assets                                             361,403    295,854
Net property, plant and equipment                                295,090    232,547
Investments in and advances to affiliates                            689        690
Deposits and miscellaneous assets                                 26,916     14,813
Other intangibles, less accumulated amortization
  of $14,214 in 1994 and $10,982 in 1993                          18,097     12,136
Excess of cost over net assets acquired, less accumulated
  amortization of $7,545 in 1994 and $5,719 in 1993               40,422      8,481
- -----------------------------------------------------------------------------------
Total assets                                                    $742,617   $564,521
- -----------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable                                                 $ 53,125   $ 19,829
  Current installments of long-term debt                           6,430      2,117
  Accounts payable - trade                                       105,825     88,439
  Accrued payroll and employee benefits                           31,389     24,997
  Other accrued expenses                                          26,691     31,049
  Income taxes                                                     8,278      9,518
- -----------------------------------------------------------------------------------
Total current liabilities                                        231,738    175,949
Long-term debt, excluding current installments                   130,009     60,261
Deferred income taxes                                              7,278      2,073
Accrued pensions, primarily non-U.S.                              70,403     54,261
Other liabilities                                                 22,231     17,398
Minority interests in consolidated subsidiaries                    6,153      5,183
STOCKHOLDERS' EQUITY:
  Series A preferred stock                                           306        306
  Common stock                                                    13,935     13,898
  Additional paid-in capital                                      18,907     16,908
  Retained earnings                                              236,572    215,148
  Foreign currency translation adjustment                          7,532      4,357
  Unearned compensation -- restricted stock                       (2,447)    (1,221)
- -----------------------------------------------------------------------------------
Total stockholders' equity                                       274,805    249,396
- -----------------------------------------------------------------------------------
Total liabilities and stockholders' equity                      $742,617   $564,521
- -----------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


                        H.B. Fuller 1994 Annual Report

                             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                        H.B. FULLER COMPANY AND SUBSIDIARIES
                                (Dollars in thousands, except share amounts)  51

YEARS ENDED NOVEMBER 30, 1994, 1993 AND 1992
                                                                                                                    Unearned
                                                                                                        Foreign      Compen-
                                                                              Additional               Currency      sation
                                                      Preferred     Common     Paid-in     Retained   Translation   Restricted
                                                        Stock       Stock      Capital     Earnings    Adjustment     Stock
- ------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1991                              $306    $ 9,138     $12,571     $189,686       $ 7,349           --

Stock options exercised                                      --         94       1,498           --            --           --
Retirement of common stock                                   --         (5)         (9)        (195)           --           --
Tax benefit from exercise of stock options                   --         --         714           --            --           --
Net earnings -- 1992                                         --         --          --       35,622            --           --
Common stock dividend                                        --      4,598          --       (4,598)           --           --
Dividends paid:
  Preferred: $0.33 per share                                 --         --          --          (15)           --           --
  Common: $0.46 per share                                    --         --          --       (6,404)           --           --
Change in foreign currency translation                       --         --          --           --         4,690           --
- ------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1992                               306     13,825      14,774      214,096        12,039           --

Stock options exercised                                      --         76         809           --            --           --
Restricted stock issued, net                                 --         36       1,227           --            --       (1,263)
Amortization of unearned compensation                        --         --          --           --            --           42
Retirement of common stock                                   --        (39)        (44)      (1,419)           --           --
Tax benefit from exercise of stock options                   --         --         142           --            --           --
Net earnings -- 1993                                         --         --          --        9,984            --           --
Dividends paid:
  Preferred: $0.33 per share                                 --         --          --          (15)           --           --
  Common: $0.54 per share                                    --         --          --       (7,498)           --           --
Change in foreign currency translation                       --         --          --           --        (7,682)          --
- ------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1993                               306     13,898      16,908      215,148         4,357       (1,221)

Stock options exercised                                      --         38         449           --            --           --
Restricted stock issued, net                                 --         38       1,368           --            --       (1,406)
Amortization of unearned compensation                        --         --          --           --            --          180
Retirement of common stock                                   --        (39)        (51)      (1,418)           --           --
Tax benefit from exercise of stock options                   --         --         233           --            --           --
Net earnings -- 1994                                         --         --          --       30,863            --           --
Dividends paid:
  Preferred: $0.33 per share                                 --         --          --          (15)           --           --
  Common: $0.575 per share                                   --         --          --       (8,006)           --           --
Change in foreign currency translation                       --         --          --           --         3,175           --
- ------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1994                              $306    $13,935     $18,907     $236,572       $ 7,532      $(2,447)
==============================================================================================================================

Per share amounts restated for 3-for-2 stock dividend effective June 1, 1992.

See accompanying Notes to Consolidated Financial Statements.


                        H.B. Fuller 1994 Annual Report

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    H.B. FULLER COMPANY AND SUBSIDIARIES
52  (Dollars in thousands)

YEAR ENDED NOVEMBER 30                                            1994       1993       1992
- -----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                                                   $  30,863   $  9,984   $ 35,622
 Adjustments to reconcile net earnings to net
  cash provided by operating activities:
    Depreciation and amortization                                  33,379     29,700     31,566
    Pension costs                                                  10,453      8,082      7,535
    Accounting changes                                                 --     11,717         --
    Other items                                                       338      3,350      3,318
  Change in current assets and liabilities
   (net of effect of acquisitions):
     (Increase) in accounts receivable                            (18,206)   (11,757)    (6,654)
    (Increase) in inventory                                       (15,172)   (10,043)    (4,957)
     (Increase) in other current assets                            (1,985)      (434)    (1,250)
     Increase in accounts payable                                   7,010      6,296      8,634
     Increase (decrease) in accrued expense                         4,564       (341)     5,985
     (Decrease) increase in income taxes payable                     (455)       349      2,690
- -----------------------------------------------------------------------------------------------
      Net cash provided by operating activities                    50,789     46,903     82,489
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchased property, plant and equipment                         (65,018)   (41,842)   (34,461)
  Investment in affiliated companies                                  663        278      1,291
  Purchased businesses, net of cash acquired                      (76,327)   (11,547)        --
- -----------------------------------------------------------------------------------------------
      Net cash used in investing activities                      (140,682)   (53,111)   (33,170)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in long-term debt                                       74,976      9,174      1,407
  Payments of long-term debt                                       (4,204)    (1,734)   (20,673)
  Increase (decrease) in notes payable
    (maturities -- 90 days or less)                                23,410      2,413     (6,538)
  Repurchase common stock                                          (1,508)    (1,502)      (209)
  Dividends paid                                                   (8,021)    (7,514)    (6,419)
  Other                                                            (2,835)    (5,157)    (4,508)
- -----------------------------------------------------------------------------------------------
      Net cash provided (used) by financing activities             81,818     (4,320)   (36,940)
Effect of exchange rate changes                                       528     (1,165)     1,494
- -----------------------------------------------------------------------------------------------
      NET CHANGE IN CASH                                           (7,547)   (11,693)    13,873
Cash at beginning of year                                          17,377     29,070     15,197
- -----------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                             $   9,830   $ 17,377   $ 29,070
- -----------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
  Cash paid for interest                                        $  12,628   $ 11,389   $ 12,774
  Cash paid for income taxes                                    $  26,291   $ 22,702   $ 21,062
Noncash investing and financing activities:
  Assets acquired by incurring notes payable                    $   8,008         --         --

See accompanying Notes to Consolidated Financial Statements.


                        H.B. Fuller 1994 Annual Report

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                        H.B. FULLER COMPANY AND SUBSIDIARIES
                                        (In thousands, except share amounts)  53

1  SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

The following information is presented to explain the accounting policies used to prepare H.B. Fuller Company's Consolidated Financial Statements.

PRINCIPLES OF CONSOLIDATION: The Consolidated Financial Statements include the accounts of the Company and all subsidiaries. The fiscal year-end of substantially all non-U.S. subsidiaries is September 30th in order to effect more timely consolidated financial reporting. All significant intercompany items have been eliminated in consolidation.

FOREIGN CURRENCY TRANSLATION: The financial statements of non-U.S. operations are translated into U.S. dollars for inclusion in the Consolidated Financial Statements.

Translation gains or losses resulting from the process of translating foreign currency financial statements are reported as a separate component of stockholders' equity for businesses not considered to be operating in highly inflationary economies. Translation effect of subsidiaries operating in highly inflationary economies and subsidiaries using the dollar as the functional currency are included in determining net earnings.

Transaction losses included in determining earnings before income taxes and minority interests were as follows:

                               1994     1993     1992
- -------------------------------------------------------
Currency translation
 gains, net                  $ 4,450    3,937    3,929
Flow-through effect of
 inventory valuation, net     (3,729)  (3,896)  (3,776)
- -------------------------------------------------------
                                 721       41      153
Currency exchange
 (losses), net                (7,629)  (7,590)  (6,034)
- -------------------------------------------------------
Total                        $(6,908)  (7,549)  (5,881)
- -------------------------------------------------------

The net loss from the flow-through effects of inventory valuation results from differences between translation of cost of sales at historic rates versus average exchange rates. H.B. Fuller Company's Latin American operations, whenever possible, raise local selling prices on their products to offset this loss. The result of these efforts to keep pace with inflation appears in the sales revenue of each operation.

CASH: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES: Inventories in the United States are recorded at cost (not in excess of market value) as determined by the last-in, first-out method (LIFO). Inventories of non-U.S. operations are valued at the lower of cost (mainly average cost) or market. Inventories at November 30 are summarized as follows:

                    1994       1993
- -------------------------------------
Raw materials     $ 78,007    64,119
Finished goods      85,032    68,945
LIFO reserve       (10,388)   (9,270)
- -------------------------------------
Total             $152,651   123,794
- -------------------------------------


                        H.B. Fuller 1994 Annual Report

PROPERTY, PLANT AND EQUIPMENT: The major classes are:

                            1994       1993
- ---------------------------------------------
Land                     $  48,795     38,456
Buildings and
  improvements             144,307    131,947
Machinery and
  equipment                275,296    222,741
Construction in
  progress                  45,495     26,468
- ---------------------------------------------
Total, at cost             513,893    419,612
Accumulated
  depreciation            (218,803)  (187,065)
- ---------------------------------------------
Net property,
  plant and equipment    $ 295,090    232,547
- ---------------------------------------------

Depreciation is generally computed on a straight-line basis over the useful lives of the assets including assets acquired by capital leases. Accelerated depreciation is used for income tax purposes where permitted.

AMORTIZATION: Other intangible assets, primarily noncompete agreements and technology are amortized over the estimated lives of 3 to 15 years. The excess of cost over net assets of businesses acquired is charged against earnings over periods of 15 to 25 years. The recoverability of unamortized intangible assets is assessed on an ongoing basis by comparing anticipated undiscounted future cash flows from operations to net book value.

CAPITALIZED INTEREST COSTS: Interest costs associated with major construction of property and equipment are capitalized. Interest expense for the years ended November 30, includes the following components:

                            1994       1993      1992
- -------------------------------------------------------
Interest costs
  incurred                $ 12,926    11,383    12,589
Capitalized interest
  costs                     (1,179)     (924)      (52)
- -------------------------------------------------------
Interest
  expense                 $ 11,747    10,459    12,537
- -------------------------------------------------------

NON-U.S. OPERATIONS: Net earnings and equity of non-U.S. operations for the years ended November 30 are:


                     1994      1993      1992
- -----------------------------------------------
Net earnings       $  7,161     5,124    13,137
Equity             $128,220   122,124   119,942
- -----------------------------------------------

FINANCIAL INSTRUMENTS: Financial instruments are used to hedge financial risk caused by fluctuating currency and interest rates. The differential to be paid or received is accrued as rates change and is recognized over the life of the agreements.

The Company utilized interest rate swaps to effectively establish long-term fixed interest rates on variable rate debt. Interest rate swap agreements maturing in July 1995 effectively established fixed interest rates on $10,000 of debt. The average annual effective interest rate was approximately 10.8 percent. The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreements.

In 1987 the Company entered into a currency swap in which it receives a fixed interest rate of 10.1 percent on the $10,000 Senior note and pays a fixed deutsche mark (DM) interest rate of 7.06 percent on DM 19,015. The swap is a hedge against the Company's investment in Germany and matures in December 1995. The hedge is carried at market value with changes in the value reflected in foreign currency translation adjustment in stockholders' equity.

The Company enters into foreign exchange contracts as a hedge against firm commitment foreign currency intercompany receivables/payables. Market value gains and losses are recognized, and the resulting credit or debit offsets foreign exchange gains or losses on those receivables/payables.


                        H.B. Fuller 1994 Annual Report

The carrying amounts and estimated fair values of the Company's significant other financial instruments at November 30 are as follows:

                         Carrying      Fair
                          Amount      Value
- ---------------------------------------------
1994:
Cash and short-term
  investments            $  9,830    $  9,830

Notes payable            $ 53,125    $ 53,125

Long-term debt           $136,439    $138,215


1993:
Cash and short-term
  investments            $ 17,377    $ 17,377

Notes payable            $ 19,829    $ 19,829

Long-term debt           $ 62,378    $ 68,684

Fair values of short-term financial instruments approximate their carrying values due to their short maturity.

The fair value of long-term debt is based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

ENVIRONMENTAL COSTS: The Company has a policy of expensing environmental costs relating to "cleaning up" of a problem caused during the time the Company owned the asset. If the problem was caused by a previous or other owner, the amount may be capitalized if the expenditure significantly increases the value of the asset. If there are doubts as to the impact on the value of the asset, the amount is expensed. For further information on environmental expense, see Item 3 of the 1994 10-K.

INCOME TAXES: The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax rate applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates. In 1993 the Company elected to adopt this Standard early and to recognize this change in accounting for income taxes.

OTHER POSTRETIREMENT BENEFITS: The Company provides medical benefits for eligible retired employees, employee's beneficiaries and covered dependents. The cost of providing these benefits was previously recognized as a charge to income in the year the benefits were paid. In December of 1990, the FASB issued SFAS No. 106 requiring accrual accounting for these costs during the years the employee renders the necessary service. In 1993 the Company elected to adopt this Standard early and to recognize this change in accounting on the immediate recognition basis. The cumulative effect of adopting this Standard as of December 1, 1992 resulted in a charge of $12,824 ($0.92 per share) to 1993 earnings, net of $7,860 of income taxes.

EARNINGS PER COMMON SHARE: Earnings per common share are determined by dividing earnings by the weighted-average number of common shares, including common share equivalents, outstanding during each year. Earnings used in the calculation are reduced by the dividends paid to the preferred stockholder.

PURCHASE OF COMPANY COMMON STOCK: The Minnesota Business Corporation Act and the Company's Articles of Incorporation require that repurchased stock is included in the authorized


                        H.B. Fuller 1994 Annual Report

shares of the Company, but is not included in shares outstanding. The excess of cost over par value is charged proportionally to Additional Paid-In Capital and to Retained Earnings.


2 OTHER INCOME (EXPENSE), NET

Other income (expense), net in 1992 included $1,091 accounting gain on property damaged by fires in Germany and California and $743 gain on the sale of a product line. All years include foreign currency losses. (See Note 1 to the Consolidated Financial Statements.)


3 ACQUISITIONS

In 1994 the Company purchased three businesses and certain assets of another business for $76,327 in cash. In 1993 the Company purchased two businesses and certain assets of another business for $11,547 in cash. Assets acquired included other intangibles of $5,141 and $3,000 in 1994 and 1993, respectively and excess of cost over net assets acquired of $33,598 and $4,356 in 1994 and 1993, respectively. The acquisitions were accounted for as purchases and the accompanying Consolidated Financial Statements include the results of these businesses since the purchase date. The historical results of operations on a pro forma basis are not presented as the effects of the acquisitions were not material.


4 RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses charged against earnings were $23,624, $21,826 and $20,377 in 1994, 1993 and 1992, respectively.


5 PROVISION FOR RESTRUCTURED OPERATIONS

The pretax restructuring charge of $6,001 recorded in the fourth quarter of Fiscal Year 1993 included approximately $4,000 in non-cash asset write-downs primarily attributed to the disposal of property, plant and equipment. The remaining $2,000 of cash expenditures included costs associated with the shutdowns of facilities, estimated operation losses during Fiscal 1994 of $481 and $1,061 for employee separation related to the elimination of approximately 240 positions. A significant portion of cash expenditure was incurred during Fiscal 1994, with approximately $400 to be expended in 1995. It is estimated that Fiscal Year 1994 earnings reflected approximately $500 savings, Fiscal 1995 should reflect $1,000 and years thereafter in excess of $1,000.

As of November 30, 1994, the remaining pretax restructuring reserve balance was $1,146 and is currently estimated to be adequate to complete the restructuring. The restructuring charge arose from the planned closing, during primarily 1994 and 1995, of certain facilities and associated costs of consolidating their production into other facilities. This included the closing or sale of plants in Brazil, Mexico and Nicaragua and two small specialty businesses in Central America which were all completed in 1994. The plan also included consolidation of certain Central American paint operations. This part of the plan was partially completed in 1994, with the consolidation of paint manufacture in Costa Rica, and will be completed in 1995. The planned restructuring of Linear Products Division's operations in Finland (will be completed in 1995) and the sale of a Foster Products Corporation product line (accomplished in 1994), also were included in the restructuring charge.


6 INCOME TAXES

Earnings before income taxes, minority interests and cumulative effect of accounting changes for the years ended November 30 are as follows:

                         1994     1993    1992
- -----------------------------------------------
United States (U.S.)    $36,525  33,987  35,004
Outside U.S.             14,493   6,866  25,943
- -----------------------------------------------
Total                   $51,018  40,853  60,947
- -----------------------------------------------


                        H.B. Fuller 1994 Annual Report

The components of the provision for income taxes excluding cumulative effect of accounting changes are:

                    1994     1993     1992
- -------------------------------------------
Current:
  U.S. federal    $13,379   12,192   11,789
  State             1,842    1,753    1,500
  Outside U.S.      7,024    5,575   11,867
- -------------------------------------------
                   22,245   19,520   25,156
- -------------------------------------------
Deferred:
  U.S. federal     (1,746)  (2,102)    (933)
  State              (199)    (225)    (110)
  Outside U.S.       (518)   1,998      603
- -------------------------------------------
                   (2,463)    (329)    (440)
- -------------------------------------------
Total             $19,782   19,191   24,716
- -------------------------------------------

The difference between the statutory U.S. federal income tax rate and the Company's effective income tax rate is explained below:

                            1994   1993    1992
- ------------------------------------------------
Statutory U.S. federal
  income tax rate           35.0%  34.9%   34.0%
State income taxes           2.0    2.4     1.6
U.S. federal income
  taxes on dividends
  received from non-U.S.
  subsidiaries, before
  foreign tax credits        1.0    3.3    10.5
Foreign tax credits         (0.7)  (4.8)  (12.2)
Non-U.S. taxes               1.5   10.1     5.3
Other                         --    1.1     1.4
- ------------------------------------------------
Total                       38.8%  47.0%   40.6%
- ------------------------------------------------

The Company adopted SFAS No. 109 as of the beginning of Fiscal Year 1993, as discussed in Note 1, Summary of Significant Accounting Policies. The cumulative effect on prior years of this change in accounting principle increased 1993 net earning by $1,107, or $0.08 per share in the first quarter of 1993. Information for the year 1992 was determined under the deferred method.


Deferred income tax balances at November 30 were:

                                                           1994       1993
- ---------------------------------------------------------------------------
Deferred tax assets                                      $ 45,067    39,099
Valuation allowance                                        (7,634)   (7,284)
- ---------------------------------------------------------------------------
Deferred tax assets net
  of valuation allowance                                   37,433    31,815
Deferred tax liabilities                                  (32,643)  (26,445)
- ---------------------------------------------------------------------------
Net deferred tax assets                                  $  4,790     5,370
- ---------------------------------------------------------------------------
Deferred income tax balances at November 30 were related to:

                                                           1994       1993
- ---------------------------------------------------------------------------
Depreciation                                             $(21,949)  (18,469)
Pension                                                    11,031     8,655
Deferred compensation                                       3,365     3,066
Postretirement medical benefits                             4,803     5,754
Tax loss carryforwards                                      8,118     7,130
Foreign tax credit carryforwards                               --       300
Restructuring reserve                                       1,496     1,716
Provisions for expenses                                     5,358     3,726
Difference between assigned
  value and tax basis
  of acquisition                                           (1,424)       --
Currency gains/losses                                       1,087       761
Other                                                         539        15
- ---------------------------------------------------------------------------
                                                           12,424    12,654
Valuation allowance                                        (7,634)   (7,284)
- ---------------------------------------------------------------------------
Net deferred tax assets                                  $  4,790     5,370
- ---------------------------------------------------------------------------

Under previous income tax accounting rules, deferred income taxes were provided for timing differences in the recognition of income and expense for tax and financial statement purposes. The principal components of the provision for deferred income taxes from continuing operations in 1992 were deferred tax provisions for various timing differences, primarily depreciation and employee compensation and benefit plan related items.

U.S. income taxes have not been provided on approximately $74,992 of undistributed earnings of non-U.S. subsidiaries. The Company plans to reinvest these undistributed earnings. If any portion were to be distributed, the related U.S. tax

                        H.B. Fuller 1994 Annual Report

liability would be reduced by foreign income taxes paid on those earnings plus any available foreign tax credit carryforwards. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable.

While non-U.S. operations of H.B. Fuller Company have been profitable overall, cumulative losses of $29,428 are carried as net operating losses in 20 different countries. These losses can be carried forward to offset income tax liability on future income in those countries. Cumulative losses of $8,883 can be carried forward indefinitely, while the remaining $20,545 must be used during the 1995-2001 period.

In December of 1994, the Company settled a proposed Internal Revenue Service audit adjustment related primarily to acquisitions made during 1988. There was no material impact on the Company's financial statements. All IRS audits are now closed through 1989.


7   NOTES PAYABLE

The primary component of notes payable relates to the Company's short-term lines of credit with banks totalling $45,843. The amount of unused available borrowings under these lines at November 30, 1994 was $122,163.

At November 30, 1994 collateral for $2,479 notes payable, consisting primarily of property, plant and equipment, and inventories of certain foreign subsidiaries, amounted to approximately $3,512.


                        H.B. Fuller 1994 Annual Report

8  LONG-TERM DEBT

Long-term debt, including obligations under capital leases, is summarized as follows:

                                                                                1994      1993
- -----------------------------------------------------------------------------------------------
Revolving credit agreements (a)                                               $ 64,800    8,450
10.1% Senior Note, due 12/19/95                                                 10,000   10,000
10.32% Senior Note, due 12/19/98                                                25,000   25,000
Industrial and commercial development bonds:
  TENR plus 1/4 of 1%, secured by a letter of credit, due 12/1/04                4,100    4,100
  7.75%, due 11/1/16                                                             3,000    3,000
7.06%--8% other notes, due at various dates through 1998                         3,336    1,312
8.23% New Zealand dollar note, due 4/99                                          2,569       --
8.94% Australian dollar note, due 4/99                                           3,718       --
10.94% Italian lira notes, due 11/01                                             2,735       --
35% lempira note, payments due through 1999                                        623       --
5--5.2% yen notes, due at various dates through 2015                             7,551    2,381
5%--34% other notes less than $500 each, due at various dates through 2002       5,464    5,777
Obligations under capital leases                                                 3,543    2,358
- -----------------------------------------------------------------------------------------------
                                                                               136,439   62,378
Current installments                                                            (6,430)  (2,117)
- -----------------------------------------------------------------------------------------------
Total                                                                         $130,009   60,261
- -----------------------------------------------------------------------------------------------

(a) The Company has revolving credit agreements with a group of major banks which provide committed lines of credit of $150,000 through August 31, 2001. At the Company's option, interest is payable at floating rates based on the prime interest rate, the London Interbank Offered Rate plus 3/8 of 1%, certificate of deposit rates plus 1/2 of 1% and a negotiated transaction rate. A commitment fee is payable on the unused portion at 1/4% per annum on the first $75,000 and at 1/8% per annum on the second $75,000.

The most restrictive debt agreements place limitations on secured and unsecured borrowings, operating leases, and contain minimum interest coverage, current assets and net worth requirements. In addition, the Company cannot be a member of any "consolidated group" for income tax purposes other than with its subsidiaries. At November 30, 1994 the Company exceeded minimum requirements for all financial covenants.

At November 30, 1994, $422 of long-term debt (excluding obligations under capital leases) was collateralized by real property and equipment with a net book value of approximately $3,218.

Aggregate maturities of long-term debt, including obligations under capital leases, amount to $6,430, $18,091, $3,594, $1,432 and $33,527 during the five fiscal years 1995 through 1999.


                        H.B. Fuller 1994 Annual Report

9  LEASE COMMITMENTS

Assets under capital leases are summarized as follows:

                                     1994     1993
- ---------------------------------------------------
Land                               $ 5,819    5,560
Buildings and improvements           8,288    6,936
Machinery and equipment                341      397
- ---------------------------------------------------
                                    14,448   12,893
Accumulated amortization            (2,362)  (2,188)
- ---------------------------------------------------
Net assets under capital leases    $12,086   10,705
- ---------------------------------------------------

The following are the minimum lease payments that will have to be made in each of the years indicated based on capital and operating leases in effect as of November 30, 1994:

                                Capital   Operating
- ---------------------------------------------------
Fiscal year:
  1995                           $  720     $ 7,838
  1996                              674       5,914
  1997                              636       4,766
  1998                              586       3,821
  1999                              570       3,217
  Later years                     1,331       4,677
- ---------------------------------------------------
Total minimum
  lease payments                 $4,517     $30,233
Amount representing interest       (974)
- ---------------------------------------------------
Present value of minimum
  lease payments                 $3,543
- ---------------------------------------------------

Rental expense for all operating leases charged against earnings amounted to $11,853, $10,030 and $8,851 in 1994, 1993 and 1992, respectively.

10  CONTINGENCIES

LEGAL: The Company and its subsidiaries are parties to various lawsuits and governmental proceedings. In particular, the Company is currently deemed a potentially responsible party (PRP) or defendant, generally in conjunction with numerous other parties, in a number of government enforcement and private actions associated with hazardous waste sites. As a PRP or defendant, the Company may be required to pay a share of the costs of investigation and cleanup of these sites. In some cases the Company may have rights of indemnification from other parties.

The Company's liability in the future for such claims is difficult to predict because of the uncertainty as to the cost of the investigation and cleanup of the sites, the Company's responsibility for such hazardous waste and the number or financial condition of other PRPs or defendants. As is the case with other types of litigation and proceedings to which the Company is a party, based upon currently available information, it is the Company's opinion that none of these matters will result in material liability to the Company.

OFF BALANCE SHEET FINANCING: At November 30, 1994 the Company had foreign exchange contracts maturing between December 9, 1994 and November 20, 2000 to sell $16,386 in foreign currency (primarily 7,568 Canadian dollars, 8,848 Netherlands guilders and 6,017 deutsche marks).


11  RETIREMENT PLANS

The Company has a noncontributory defined benefit plan covering all U.S. employees. Benefits for the plan are based primarily on years of service and employees' average compensation during their final five consecutive years of service. The Company's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of listed equity securities and an Immediate Participation Guarantee contract with an insurance company.

Certain non-U.S. consolidated subsidiaries provide pension benefits for their employees consistent with local practices and regulations. Most of these plans are noncontributory, unfunded, defined benefit plans covering substantially all employees upon completion of a specified period of service. Benefits for the plans are generally based on years of service and annual compensation. The plans are mostly unfunded book reserved plans. Related pension obligations are provided through accrued pension costs.


                        H.B. Fuller 1994 Annual Report

Pension cost consists of the following:

                                                                  U.S. Plan                      Non-U.S. Plans
                                                    ------------------------------------   --------------------------
                                                       1994         1993        1992        1994       1993      1992
- ----------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period      $   4,755       3,755       3,452       1,961      1,909     1,890
Interest cost on projected benefit obligation           8,413       7,219       6,296       3,306      3,101     2,995
Return on plan assets -- actual                        (1,055)     (9,228)    (14,746)       (317)      (413)     (231)
                      -- deferred                      (7,551)      1,478       7,818          29        131       (21)
Amortization of transition (asset) liability              (27)        (27)        (27)         80         81        81
All other cost components                                 768         404         211         104        125       126
- ----------------------------------------------------------------------------------------------------------------------
Net pension cost                                    $   5,303       3,601       3,004       5,163      4,934     4,840
- ----------------------------------------------------------------------------------------------------------------------

The funded status of the plans and the amount recognized on the balance sheet at November 30 are:

                                                                                           Non-U.S. Plans
                                                                                -------------------------------------
                                                           U.S. Plan            Assets Exceed ABO  ABO Exceeds Assets
                                                    ------------------------    ------------------ ------------------
                                                       1994          1993         1994      1993      1994      1993
- ---------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 -- vested benefits                                 $ (70,258)      (71,181)     (2,784)   (2,376)  (36,320)  (32,184)
 -- non-vested benefits                                (3,279)       (2,609)        (13)       (7)     (466)     (425)
- ---------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation (ABO)                  (73,537)      (73,790)     (2,797)   (2,383)  (36,786)  (32,609)
Effect of projected future
 compensation increases                               (32,073)      (33,952)       (372)     (346)   (7,859)   (8,806)
- ---------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                         (105,610)     (107,742)     (3,169)   (2,729)  (44,645)  (41,415)
Plan assets at fair value                             101,004       103,502       3,773     3,633        --        --
- ---------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
 projected benefit obligation                          (4,606)       (4,240)        604       904   (44,645)  (41,415)
Unrecognized prior service cost                         7,835         5,728         410       191       467       490
Unrecognized transition (asset) liability                (261)         (288)       (162)     (192)    1,802     1,829
Unrecognized net (gain) loss                          (25,858)      (14,429)        155        35       (97)    1,446
- ---------------------------------------------------------------------------------------------------------------------
 (Accrued) prepaid pension costs                    $ (22,890)      (13,229)      1,007       938   (42,473)  (37,650)
- ---------------------------------------------------------------------------------------------------------------------

Assumptions used:

                                                                 U.S. Plan                     Non-U.S. Plans
- -------------------------------------------------------------------------------------  -----------------------------
                                                       1994         1993        1992      1994      1993      1992
- --------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                        8.75%(1)      7.5%(1)     8.5%  7.0-8.0%  7.0-7.5%  7.5-8.5%
                                                      7.50%(2)      8.5%(2)
Rate of increase in compensation levels                5.5%(1)      5.0%(1)     5.5%  5.0-6.0%  4.5-6.0%  4.5-6.5%
                                                       5.0%(2)      5.5%(2)
Expected long-term rate of return
 on plan assets                                       10.0%        10.0%       10.0%      8.0%      9.0%      9.0%
- --------------------------------------------------------------------------------------------------------------------

(1) November 30, 1994 and 1993 assumptions used for funded status of U.S. plan.

(2) December 1, 1993 and 1992 assumptions used for U.S. plan pension cost.

The charge to earnings relating to all plans was $11,983, $10,440 and $9,024 in 1994, 1993 and 1992, respectively.


                        H.B. Fuller 1994 Annual Report

12  POSTEMPLOYMENT BENEFITS

In November of 1992, the FASB issued SFAS No. 112 requiring accrual accounting for the expected cost of providing postemployment benefits to inactive and former employees, employee's beneficiaries and covered dependents after employment, but prior to retirement. The Company plans to adopt this standard in Fiscal Year 1995, the required effective date. The Company estimates, based on the current plan, an after-tax charge of $2,000-3,000 in the year of adoption. Ongoing annual expense is estimated to be immaterial.

13  OTHER POSTRETIREMENT BENEFITS

The Company and certain of its consolidated subsidiaries provides health care and life insurance benefits for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers.

The obligation for these benefits was determined by application of the terms of health and life insurance plans, together with relevant actuarial assumptions and health-care cost trend rates, as of December 1, 1993, projected at annual rates ranging from 12.5 percent in 1994 graded down to 5.5 percent for the year 2001 and after. The benefit obligation discount rate at that time was 7.5 percent.

The effect of a one percent annual increase in the assumed health-care cost trend rates would increase the accumulated postretirement benefits obligation at November 30, 1994, by $3,430 and the aggregate of service and interest cost components of net periodic postretirement benefit costs by $674.

The funded status of the plan was determined based on actuarial assumptions and health-care trend rates, as of November 30, 1994, projected at annual rates ranging from 11.5 percent in 1994 graded down to 5.5 percent for the year 2001 and after. The benefit obligation discount rate at that time was 8.75 percent.

The Company has partially funded postretirement benefits through a Voluntary Employees' Beneficiaries Association Trust which was established in 1991. The funds are invested primarily in common stocks with an expected long-term rate of return of 8.0 percent. The Company has contributed $5,990 in 1993 to fund this benefit.

The funded status of the plan at November 30, is as follows:

                                    1994       1993
- -----------------------------------------------------
Actuarial present value of
  postretirement benefit
  obligation:
  Current                         $ (7,436)   (7,614)
  Active employees fully
  eligible for benefits             (7,050)   (6,767)
  Other active employees            (8,941)   (7,763)
- -----------------------------------------------------
Accumulated postretirement
   benefit obligation              (23,427)  (22,144)
Fair value of plan assets           11,925    13,086
Unrecognized net (gain) loss          (115)       81
- -----------------------------------------------------
(Accrued) unfunded
  postretirement
  benefit obligation              $(11,617)   (8,977)
- -----------------------------------------------------
Benefit obligation
  discount rate                       8.75%      7.5%

The components of net periodic postretirement benefit cost are as follows:

                                      1994      1993
- -----------------------------------------------------
Service cost-benefits earned
   during the period              $  1,696     1,473
Interest cost on projected
   benefit obligation                1,951     1,730
Return on assets--actual               (71)      120
                --deferred            (942)     (752)
All other components                    17        --
- -----------------------------------------------------
Net periodic postretirement
  benefit cost                    $  2,651     2,571
- -----------------------------------------------------

Total expense applicable to continuing operations for 1994 and 1993 was $2,651 and $2,571, under SFAS No. 106. Prior to 1993, the Company recognized expense in the year the benefits were paid ($904 in 1992).


                        H.B. Fuller 1994 Annual Report

14  STOCKHOLDERS' EQUITY

PREFERRED STOCK: There were 45,900 Series A preferred shares with a par value of $6.67 authorized and issued at November 30, 1994 and 1993. The holder of Series A preferred stock is entitled to cumulative dividends at the rate of $0.33 per share per annum. Common stock dividends may not be paid unless provision has been made for payment of Series A preferred dividends. The Series A preferred stock has multiple voting rights entitling the Series A preferred stockholder to 80 votes per share. The terms of the Series A preferred stock include the right of the Company to purchase the shares at specified times and the right of the Company to redeem all shares at par value if authorized by the shareholders.

The Board of Directors is authorized to issue up to 10,000,000 additional shares of preferred stock that may be issued in one or more series and with such stated value and terms as may be determined by the Board of Directors.

Common Stock: There were 40,000,000 par value $1.00 common shares authorized and 13,934,608 and 13,898,045 shares issued at November 30, 1994 and 1993, respectively.

SHAREHOLDERS' RIGHTS PLAN: The Company has a shareholders' rights plan under which each holder of a share of common stock also has one right to purchase one share of common stock for $73.33. The rights are not presently exercisable. Upon the occurrence of certain "flip-in" events, each right becomes exercisable and then entitles its holder to purchase $73.33 worth of common stock at one-half of its then market value. Upon certain "flip-over" events, each right entitles its holder to purchase $73.33 worth of stock of another party at one-half of its then market value. One flip-in event is when a person or group (an "acquiring person") acquires 15 percent or more of the Company's common stock. Another flip-in event is when a person or group designated by the Company's Board as potentially adverse (an "adverse person") acquires a stated percentage (less than 15 percent) of the Company's common stock. Rights held by an acquiring person or an adverse person are void. Elmer L. Andersen and Anthony L. Andersen and certain family members are excluded from the operation of the acquiring person and adverse person provisions. The Company may redeem the rights for one cent per share, but the redemption right expires shortly after a flip-in event. The rights expire on July 30, 1996.

DIRECTORS' RETAINER STOCK PLAN: The Directors' Retainer Stock Plan reserves 75,000 shares of common stock for allocation as payment of retainer fees. Directors, who are not employees, can choose to receive payment of their retainer fees in shares of Company common stock when they leave the Board rather than cash payments each year. At November 30, 1994, 53,939 shares remained available for future allocation.

1992 STOCK INCENTIVE PLAN: Under the 1992 Stock Incentive Plan a total of 900,000 shares of the Company's common stock are available for the granting of awards during a period of up to ten years from April 16, 1992. The Stock Incentive Plan permits the granting of (a) stock options; (b) stock appreciation rights; (c) restricted stock and restricted stock units; (d) performance awards;
(e) dividend equivalents; and (f) other awards valued in whole or in part by reference to or otherwise based upon the Company's stock.

A total of 37,346 and 36,075 restricted shares of the Company's common stock were granted to certain employees in 1994 and 1993, respectively. The market value of shares awarded $1,419 and $1,263 has been recorded as unearned compensation -- restricted stock in 1994 and 1993, respectively and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the ten-year vesting period and amounted to $180 and $42 in 1994 and 1993, respectively.

A total of 34,000 and 34,875 restricted share units of the Company's common stock were allocated to certain employees in 1994 and 1993, respectively. The market value of units allocated of $1,292 and $1,007 in 1994 and 1993, respectively, is being



                        H.B. Fuller 1994 Annual Report

treated as a common stock equivalent over the ten-year vesting period.

At November 30, 1994, 760,486 shares remained available for future grants or allocations.

OTHER STOCK OPTION PLANS: Options outstanding at November 30, 1994 are 260,033 shares under the Company's 1987 non-qualified plan and 6,750 shares granted under the Company's 1982 qualified plan. Options are exercisable over varying periods ending on October 10, 2000. At November 30, 1994, no shares remained available for grants under these plans.

Information on stock options (restated for 3-for-2 stock split effective June 1, 1992) is shown in the following table:


                                                Option Shares
                                   Outstanding   Exercisable  Price Range
- --------------------------------------------------------------------------
Balances at November 30, 1991        505,172       248,751   $ 8.13--16.33
Became exercisable                        --       255,173     9.63--16.33
Exercised                           (123,204)     (123,204)    9.63--16.33
Cancelled                             (1,661)         (413)    9.63--14.33
- --------------------------------------------------------------------------
Balances at November 30, 1992        380,307       380,307     8.13--16.33
Exercised                            (76,461)      (76,461)    8.13--14.33
- --------------------------------------------------------------------------
Balances at November 30, 1993        303,846       303,846     8.13--16.33
Exercised                            (36,563)      (36,563)    8.13--14.33
Cancelled                               (500)         (500)          10.83
- --------------------------------------------------------------------------
Balances at November 30, 1994        266,783       266,783   $14.33--16.33
- --------------------------------------------------------------------------


                        H.B. Fuller 1994 Annual Report

15  BUSINESS SEGMENT INFORMATION

The Company is a manufacturer of specialty chemical products, which includes the formulation, compounding and marketing of adhesives, sealants, coatings, paints, specialty waxes, sanitizing chemicals and other specialty chemical products. The Company considers its manufacturing of specialty chemical and related products to be its dominant industry segment. This segment is served commonly by corporate/regional service departments including manufacturing, administration, research and development and marketing services.

The segment uses many common raw materials which are either petroleum-based or of a nonsynthetic nature. The segment is not capital intensive and the manufacturing facilities and raw materials are relatively interchangeable and are not, in general, highly specialized.

Operating earnings are net sales less operating costs and expenses pertaining to specific geographic areas.

Geographic segments were redefined in 1994. North America now includes Canada (previously reported in Other) and Mexico (previously reported in Latin America). Latin America now includes the Caribbean (previously reported in Other). Asia/Pacific was previously reported in Other. 1993 and 1992 have been restated to reflect the new grouping.

A summary of Company operations by geographic areas for the years ended November 30 is as follows:

Sales to unaffiliated
     customers:                     1994           1993          1992
- -----------------------------------------------------------------------
North America                    $  637,632       551,219       514,231
Europe                              231,594       214,498       235,014
Latin America                       158,616       153,694       141,037
Asia/Pacific                         69,525        55,876        52,156
- -----------------------------------------------------------------------
Total trade sales                $1,097,367       975,287       942,438
- -----------------------------------------------------------------------

Intercompany sales:                    1994          1993          1992
- -----------------------------------------------------------------------
North America                    $   14,341        12,905        10,287
Europe                                1,468         1,132         1,118
Latin America                         7,570         5,316         6,123
Asia/Pacific                              1            --             9
Eliminations                        (23,380)      (19,353)      (17,537)
- -----------------------------------------------------------------------
Total intercompany sales                 --            --            --
- -----------------------------------------------------------------------

Net sales:                          1994           1993          1992
- -----------------------------------------------------------------------
North America                    $  651,973       564,124       524,518
Europe                              233,062       215,630       236,132
Latin America                       166,186       159,010       147,160
Asia/Pacific                         69,526        55,876        52,165
Eliminations                        (23,380)      (19,353)      (17,537)
- -----------------------------------------------------------------------
Total net sales                  $1,097,367       975,287       942,438
- -----------------------------------------------------------------------

Earnings:                           1994            1993          1992
- -----------------------------------------------------------------------
North America                    $   37,587        29,063        31,415
Europe                               10,464        11,187        18,499
Latin America                        17,631        12,504        19,031
Asia/Pacific                            271           716         2,461
- -----------------------------------------------------------------------
Operating earnings                   65,953        53,470        71,406
Interest expense                    (11,747)      (10,459)      (12,537)
Other (expense) income               (3,188)       (2,158)        2,078
- -----------------------------------------------------------------------
Earnings before
  income taxes,
  min. int., and
  acctg. chg.                    $   51,018        40,853        60,947
- -----------------------------------------------------------------------

Identifiable assets:                   1994          1993          1992
- -----------------------------------------------------------------------
North America                    $  440,025       320,883       298,958
Europe                              199,442       174,179       172,533
Latin America                       171,485       162,858       153,539
Asia/Pacific                         83,597        53,320        43,854
Eliminations                       (153,152)     (155,609)     (125,900)
General corporate assets                531         8,200        16,581
Investment in affiliates                689           690         1,639
- -----------------------------------------------------------------------
Total assets                     $  742,617       564,521       561,204
- -----------------------------------------------------------------------

                        H.B. Fuller 1994 Annual Report

66  QUARTERLY DATA (UNAUDITED)

                                                       1994                                            1993*
                                  -----------------------------------------------    -------------------------------------------
                                  1st Qtr.     2nd Qtr.     3rd Qtr.     4th Qtr.    1st Qtr.    2nd Qtr.    3rd Qtr.    4th Qtr.
- --------------------------------------------------------------------------------------------------------------------------------
Net sales                          $242,499    272,377      286,791      295,700     228,054     247,275     252,202     247,756

Gross profit                         76,971     90,191       92,302       94,060      71,076      83,497      82,445      80,223

Operating earnings                   10,129     20,066       18,796       16,962       8,167      18,310      18,281       8,712

Earnings before cumulative
  effect of acctg. changes            4,036      9,301        8,930        8,596       2,728       8,743       8,654       1,576

Cumulative effect of
  acctg. changes                         --         --           --           --     (11,717)         --          --          --
- --------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                $  4,036      9,301        8,930        8,596      (8,989)      8,743       8,654       1,576
- --------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:
  Earnings before
    cumulative effect
    of acctg. changes              $   0.29       0.66         0.64         0.61        0.20        0.62        0.62        0.11

  Cumulative effect of
    acctg. changes                       --         --           --           --       (0.84)         --          --          --
- --------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                $   0.29       0.66         0.64         0.61       (0.64)       0.62        0.62        0.11
- --------------------------------------------------------------------------------------------------------------------------------

* Restructuring initiatives reduced fourth quarter net earnings by $5,299 or $0.38 per share. (See Note 5 to the Consolidated Financial Statements.) First quarter sales and gross profit were reduced by a one-time Automotive Products retroactive adjustment of $3,446, with an after-tax impact on earnings of $2,137 or $0.15 per share.


                        H.B. Fuller 1994 Annual Report

MANAGEMENT'S REPORT

  The management of H.B. Fuller Company is responsible for the integrity, objectivity and accuracy of the financial statements of the Company and its subsidiaries. The accompanying financial statements, including the notes, were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts based on the best judgment of management.

  Management is also responsible for maintaining a system of internal accounting control to provide reasonable assurance that established policies and procedures are followed, that the records properly reflect all transactions of the Company, and that assets are safeguarded against material loss from unauthorized use or disposition. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned duties.


/s/ Jorge Walter Bolanos
Jorge Walter Bolanos
Vice President,
Chief Financial Officer and
Treasurer

/s/ Walter Kissling
Walter Kissling
President and
Chief Operating Officer

/s/ Anthony L. Andersen
Anthony L. Andersen
Chair, Board of Directors and
Chief Executive Officer


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF H.B. FULLER COMPANY

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of H.B. Fuller Company and its subsidiaries at November 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Notes 6 and 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes" and the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1993.

/s/ Price Waterhouse LLP
Price Waterhouse LLP
Minneapolis, Minnesota
January 5, 1995


                        H.B. Fuller 1994 Annual Report

    1969-1994 IN REVIEW AND SELECTED FINANCIAL DATA
68  H.B. FULLER COMPANY AND SUBSIDIARIES

Annual Growth Rate
1-yr   5-yr   10-yr
1993-  1989-  1984-   (Dollars in thousands,
1994   1994   1994    except per share amounts)             1994      1993     1992     1991*     1990     1989     1988
- --------------------------------------------------------------------------------------------------------------------------
                      INCOME STATEMENT DATA:
 12.5%  7.8%   9.4%   Net sales                          $1,097,367  975,287  942,438  861,024   792,230  753,374  684,034
 23.3   7.5    7.4    Operating earnings                 $   65,953   53,470   71,406   59,846    51,911   46,009   46,430
                      Earnings from
 42.2  14.5    9.0    continuing operations              $   30,863   21,701   35,622   27,687    21,145   15,671   21,081
209.1  14.5   10.0    Net earnings                       $   30,863    9,984   35,622   27,687    21,145   15,671   21,081
 13.0  11.2   13.6    Depreciation                       $   28,177   24,934   24,865   21,787    20,376   16,571   14,469
 12.3  (2.4)   2.8    Interest expense                   $   11,747   10,459   12,537   14,788    14,028   13,237    8,477
  3.1   7.3    7.1    Income taxes                       $   19,782   19,191   24,716   19,173    15,234   13,936   14,361
                      BALANCE SHEET DATA:
 31.5% 10.3%  12.1%   Total assets                       $  742,617  564,521  561,204  508,911   489,634  455,172  434,293
  8.1   6.3    6.7    Working capital                    $  129,665  119,905  130,817  108,779    96,097   95,645  104,071
                      Current ratio                             1.6      1.7      1.8      1.7       1.7      1.8      1.9
                      Net property,
 26.9   9.6   12.9    plant and equipment                $  295,090  232,547  223,153  207,378   202,341  186,631  161,605
                      Long-term debt, excluding
115.7   5.2    9.7    current installments               $  130,009   60,261   53,457   71,814    88,240  100,974   98,473
 10.2   8.1   10.6    Stockholders' equity               $  274,805  249,396  255,040  219,050   197,191  186,515  178,871
                      STOCKHOLDER DATA:
                      Earnings from continuing
                      operations:
 41.9% 15.1%   9.0%   Per common share                   $     2.20     1.55     2.55     2.00      1.53     1.09     1.46
                      Percent of net sales                      2.8      2.2      3.8      3.2       2.7      2.1      3.1
                      Net earnings:
209.9  15.1    9.8    Per common share                   $     2.20     0.71     2.55     2.00      1.53     1.09     1.46
                      Percent of net sales                      2.8      1.0      3.8      3.2       2.7      2.1      3.1
                      Dividends paid:
  6.5   8.6   11.1    Per common share                   $    0.575     0.54     0.46     0.41      0.40     0.38     0.35
                      Stockholders' equity:
  9.9   8.2   10.5    Per common share                   $    19.70    17.92    18.43    15.96     14.56    13.27    12.56
                      Return on average
                      stockholders' equity                     11.5      4.0     15.0     13.3      11.0      8.6     12.4
                      Common stock price:
 (1.2) 13.1   12.0    High                               $    42.25    42.75    53.25    38.33     19.17    22.83    25.83
 (7.2) 16.0   14.0    Low                                $    29.00    31.25    32.58    18.83     13.75    13.83    16.00
                      Average common shares
                      outstanding
  0.1  (0.5)   0.1    (in thousands)                         14,036   14,018   13,989   13,854    13,798   14,358   14,387
  6.7   3.1    4.1    Number of employees                     6,400    6,000    5,800    5,600     5,600    5,500    5,200


(Dollars in thousands,
except per share amounts)             1987      1986     1985
- ---------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales                             597,061  528,483  457,937
Operating earnings                     47,748   39,483   30,733
Earnings from
continuing operations                  25,812   18,922   13,335
Net earnings                           25,812   18,922   14,909
Depreciation                           13,197   10,566    9,318
Interest expense                        5,479    6,208    7,627
Income taxes                           16,320   14,107    9,525
BALANCE SHEET DATA:
Total assets                          329,636  291,180  253,571
Working capital                        86,598   74,232   69,477
Current ratio                             1.9      1.9      2.0
Net property,
plant and equipment                   126,905  108,989   97,173
Long-term debt, excluding
current installments                   33,015   37,211   44,207
Stockholders' equity                  161,355  135,479  113,417
STOCKHOLDER DATA:
Earnings from continuing
operations:
Per common share                         1.79     1.33     0.96
Percent of net sales                      4.3      3.6      2.9
Net earnings:
Per common share                         1.79     1.33     1.07
Percent of net sales                      4.3      3.6      3.3
Dividends paid:
Per common share                         0.27     0.23     0.21
Stockholders' equity
Per common share                        11.35     9.62     8.19
Return on average
stockholders' equity                     17.4     15.2     14.0
Common stock price:
High                                    32.33    20.67    11.25
Low                                     16.17    10.25     8.17
Average common shares
outstanding
(in thousands)                         14,379   14,196   13,880
Number of employees                     4,600    4,500    4,400

          *For all years prior to 1992, common share and per common share amounts have been restated for 3-for-2 common stock dividend effective June 1, 1992.

                        H.B. Fuller 1994 Annual Report

                                    1984         1983         1982         1981         1980         1979         1978         1977
- -----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales                        447,984      414,210      321,502      318,793      288,653      251,558      219,962      192,848
Operating earnings                32,179       32,452       24,940       30,531       23,958       20,739       18,681       15,504
Earnings from
continuing operations             13,033       13,624        9,188       13,327        8,538        7,433        7,122        6,181
Net earnings                      11,895       13,832        9,493       13,587        8,921        7,527        7,122        6,181
Depreciation                       7,898        6,786        5,014        4,592        4,507        3,986        3,319        2,897
Interest expense                   8,894        6,546        5,482        5,106        6,012        4,106        3,161        2,524
Income taxes                       9,944       10,108        8,151       12,069        7,954        7,807        7,355        6,584
BALANCE SHEET DATA:
Total assets                     236,489      225,154      206,752      157,417      146,674      139,190      116,222      100,847
Working capital                   68,072       59,848       48,969       42,370       41,229       32,696       32,575       32,135
Current ratio                        2.1          2.0          1.8          1.9          1.9          1.7          1.9          2.1
Net property,
plant and equipment               87,357       80,427       73,077       46,938       47,245       42,193       35,478       30,154
Long-term debt, excluding
current installments              51,381       51,755       44,083       23,072       26,049       23,375       22,235       20,977
Stockholders' equity              99,908       92,212       81,645       75,842       64,951       57,867       50,698       45,016
STOCKHOLDER DATA:
Earnings from continuing
operations:
Per common share                    0.93         0.98         0.67         0.97         0.63         0.55         0.53         0.46
Percent of net sales                 2.9          3.3          2.9          4.2          3.0          3.0          3.2          3.2
Net earnings:
Per common share                    0.86         0.99         0.69         0.99         0.66         0.56         0.53         0.46
Percent of net sales                 2.7          3.3          3.0          4.3          3.1          3.0          3.2          3.2
Dividends paid:
Per common share                    0.20         0.18         0.17         0.15         0.13         0.12         0.11         0.09
Stockholders' equity:
Per common share                    7.23         6.67         5.90         5.48         4.83         4.31         3.74         3.35
Return on average
stockholders' equity                12.4         15.9         12.1         19.3         14.5         13.7         15.0         14.5
Common stock price:
High                               13.63        13.25         8.50         8.71         4.46         4.29         4.75         3.54
Low                                 7.83         7.63         4.75         3.92         2.92         3.25         2.79         2.46
Average common shares
outstanding
(in thousands)                    13,881       13,908       13,785       13,704       13,479       13,473       13,473       13,362
Number of employees                4,300        4,100        4,000        3,300        3,400        3,400        3,300        3,000

                                    1976         1975         1974         1973         1972         1971         1970         1969
- -----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales                        167,892      129,426      121,839       91,572       78,257       60,167       53,024       47,248
Operating earnings                13,571        9,060       12,745        8,657        7,394        5,088        5,273        4,726
Earnings from
continuing operations              5,382        3,785        5,323        3,274        3,112        2,247        2,347        2,018
Net earnings                       5,382        3,785        5,323        3,274        3,112        2,247        2,347        2,018
Depreciation                       2,383        2,000        1,705        1,518        1,464        1,147          851          789
Interest expense                   2,369        1,900        2,098        1,370        1,173          687          515          434
Income taxes                       5,322        3,290        5,023        3,470        3,080        1,960        2,322        1,978
BALANCE SHEET DATA:
Total assets                      90,670       78,643       70,830       61,021       51,194       40,210       33,294       27,352
Working capital                   29,194       28,410       20,244       17,087       14,599       12,795        9,542       10,262
Current ratio                        2.1          2.5          1.9          2.0          2.1          2.3          2.0          2.5
Net property,
plant and equipment               28,110       24,446       20,739       18,676       16,498       12,578       10,037        7,822
Long-term debt, excluding
current installments              21,247       21,368       12,537       13,108       10,336        6,033        3,194        3,178
Stockholders' equity              40,075       35,666       32,787       28,259       25,603       23,083       17,848       15,543
STOCKHOLDER DATA:
Earnings from continuing
operations:
Per common share                    0.40         0.28         0.40         0.24         0.23         0.18         0.19         0.18
Percent of net sales                 3.2          2.9          4.4          3.6          4.0          3.7          4.4          4.3
Net earnings:
Per common share                    0.40         0.28         0.40         0.24         0.23         0.18         0.19         0.18
Percent of net sales                 3.2          2.9          4.4          3.6          4.0          3.7          4.4          4.3
Dividends paid:
Per common share                    0.07         0.07         0.06         0.05         0.05         0.05         0.04         0.03
Stockholders' equity
Per common share                    2.97         2.65         2.43         2.09         1.91         1.72         1.47         1.29
Return on average
stockholders' equity                14.2         11.1         17.4         12.2         12.8         11.0         14.1         15.3
Common stock price:
High                                3.04         2.29         1.87         4.33         3.71         4.71         4.00         3.97
Low                                 1.75         1.00         1.04         1.08         1.33         3.21         2.53         2.55
Average common shares
outstanding
(in thousands)                    13,362       13,362       13,362       13,371       13,419       12,390       12,048       11,175
Number of employees                2,800        2,600        2,300        2,100        1,800        1,700        1,600        1,500

                        H.B. Fuller 1994 Annual Report

    INVESTOR INFORMATION
70  H.B. FULLER COMPANY AND SUBSIDIARIES

Market Price (Common Stock*)             1994                  1993
- ----------------------------------------------------------------------------
                                    High       Low       High       Low
- ----------------------------------------------------------------------------
First Quarter                      $40.00     $33.00    $42.50     $35.25
Second Quarter                      42.25      34.25     42.75      36.50
Third Quarter                       40.00      35.75     41.25      34.25
Fourth Quarter                      37.25      29.00     38.75      31.25

*H.B. Fuller Company common stock is traded on the over-the-counter market. NASDAQ symbol: FULL
- ----------------------------------------------------------------------------

DIVIDENDS
Dividends Paid Per Common Share
                                    1994       1993
- -----------------------------------------------------
First Quarter                       $0.14      $0.12
Second Quarter                       0.145      0.14
Third Quarter                        0.145      0.14
Fourth Quarter                       0.145      0.14
- -----------------------------------------------------
Total                               $0.575     $0.54

Dividend Reinvestment Plan
The dividend reinvestment plan provides a convenient way for shareholders to increase their holdings of H.B. Fuller Company common stock, with no fees or commissions charged. Approximately 75 percent of our shareholders currently are participants.

Dividend Performance (Index)
H.B. Fuller's dividend has increased 192.4 percent over the past 10 years, compared to the 71.3 percent increase in the S&P 500 dividend. Fuller has increased its dividend each year over this 10 year period at a compound rate of
11.6 percent compared to the S&P 500's increase of 5.5 percent per year.

                             [GRAPH APPEARS HERE]
Measurement Period           H.B. FULLER       S&P
(Fiscal Year Covered)          COMPANY      500 INDEX
- -------------------          -----------    ---------
1984                            $1.00         $1.00
1985                             1.07          1.03
1986                             1.19          1.06
1987                             1.37          1.13
1988                             1.78          1.27
1989                             1.95          1.47
1990                             2.02          1.60
1991                             2.08          1.56
1992                             2.35          1.55
1993                             2.75          1.58
1994                             2.92          1.71

- ----------------------------------------------------------------------------
Annual Meeting
The annual meeting of shareholders will be held on Thursday, April 20, 1995 at 3:00 p.m. at the H.B. Fuller Company, Industrial Coatings Division, 2900 Granada Lane, Oakdale, Minnesota 55128. All shareholders are cordially invited to attend.

Available Publications
The company's annual report and press releases are distributed regularly to stockholders. In addition, other publications are available upon request. They include:
.  Automatic Dividend Reinvestment Brochure
.  Community Affairs Annual Report
.  Environmental Brochure
.  Form 10-Q as filed with the Securities Exchange Commission
.  The Story of H.B. Fuller Company 1887-1987

These materials will be sent to any stockholder upon request in writing to:
Investor Relations, H.B. Fuller Company, 2400 Energy Park Drive, St. Paul, Minnesota 55108-1591. Or call the H.B. Fuller Company Shareholder Services Line at 1-800-214-2523.

Corporate Headquarters
H.B. Fuller Company, 2400 Energy Park Drive, St. Paul, Minnesota 55108-1591,
(612) 645-3401

                        H.B. Fuller 1994 Annual Report

Form 10-K Report
H.B. Fuller Company's Form 10-K annual report for the year ended November 30, 1994 filed with Securities and Exchange Commission, Washington D.C., is available upon request at no charge. Exhibits to the Form 10-K are available at a charge sufficient to cover postage and handling. This material may be obtained by writing to: Corporate Secretary, H.B. Fuller Company, 1200 County Road E West, Arden Hills, Minnesota 55112-3792.

H.B. Fuller Company on Future 500 Listing
April 18, 1994 (Latest Ranking)

                   [FORTUNE 500 RANKING CHART APPEARS HERE]

                                              1992                  1993
                                 -----------------     -----------------
                                 Rank                  Rank
                                 ----                  ----
Sales                             371    ($933.70)      368    ($975.30)

Profits                           240     ($35.60)      346     ($10.00) *

Market Value                      351    ($537.80)      376    ($521.70)

Ten Year Annual Rate
 Earnings Per Share                58        (14%)      214       (3.3%) *

Ten Year Annual Rate
 Total Return To Stockholders      97      (19.8%)      188      (12.4%)

*Reflects a net SFAS 106, 109 charge and a recurring charge.
                      [_] 1992        [_] 1993


Independent Accountants
Price Waterhouse LLP, Minneapolis, Minnesota

Investor Contact
Richard Edwards
Director of Investor Relations
(612) 481-3650

Market Makers
The following firms made a market in H.B. Fuller Company as of November 30, 1994:
  . Cantor, Fitzgerald & Co.
  . Dain Bosworth, Inc.
  . Herzog, Heine, Geduld, Inc.
  . Kemper Securities Group, Inc.
  . Lehman Brothers Inc.
  . Mayer & Schweitzer Inc.
  . Merrill Lynch, Pierce, Fenner
  . Piper Jaffray Companies Inc.
  . Sherwood Securities Corp.
  . Smith Barney Shearson Inc.
  . Troster Singer Corp.

Number of Common Shareholders
As of November 30, 1994 there were approximately 5,340 common stockholders of record.

Transfer Agent and Registrar
Norwest Bank Minnesota, N.A., 161 North Exchange, South Saint Paul, Minnesota 55075, 1-800-468-9716 or (612) 450-4064 (in Minnesota).

Shareholder Composition


                           [PIE CHART APPEARS HERE]



        .  52.4% Domestic Instit.
        .   1.7% Foreign Instit.
        .   9.1% Directors & Officers
        .  12.2% Employee Plans
        .  24.6% Individuals




                        H.B. Fuller 1994 Annual Report