Form 10-K, Exhibit 13
period 1995-11-30
FULLER H B CO
filed 1996-02-27
CIK 39368

                     1995 H.B. Fuller Company Annual Report

Management's Analysis of Results of Operations and Financial Condition (Dollars in thousands)



The following discussion includes comments and data relating to the Company's financial condition and results of operations for the three fiscal years ended November 30, 1995. This section should be read in conjunction with the Consolidated Financial Statements and related notes as they contain important information for evaluation of the Company's comparative financial condition and operating results.

Results of Operations:
1995 Compared to 1994

Worldwide sales for 1995 were a record $1,243,818, an increase of $146,451 or
13.3 percent over 1994 sales of $1,097,367. Net earnings for 1995 were $28,663, a decrease of $2,200 or 7.1 percent from 1994 earnings of $30,863. 1995 net earnings were adversely affected by an accounting change charge of $2,532 relating to the Company's adoption of the Financial Accounting Standards Board Statement No. 112.

Sales changes by geographic area were as follows:

Area                  Increase
------------------------------------
North America    $ 54,467         9%
Latin America      23,393        15%
Europe             52,455        23%
Asia/Pacific       16,136        23%
                 --------
Total            $146,451        13%

In North America, the 9 percent increase in sales is composed of a 5 percentage point increase due to pricing and 4 percentage points related to an acquisition in the United States (in 1994). North American operating earnings increased 11.5 percent compared to 1994.

Within North America, the Adhesives, Sealants and Coatings (ASC) Group produced an 11 percent sales increase over 1994 with 5 percentage points of the increase a result of expanded sales within core industrial markets and strong sales by the ASC structural group, especially in the engineered systems and window markets. Sales to the automotive markets were down significantly from 1994 sales, excluding the impact of the 1994 automotive acquisition which accounted for the remaining 6 percentage points of ASC sales growth. ASC Group operating earnings had a strong increase over 1994 supported by price increases to cover raw material increases and lower operating expenses resulting from continuing cost containment programs.

The North American Specialty Group, as a whole, experienced a 3 percent sales increase and slight operating earnings decrease due primarily to low volume increases in 1995. The Industrial Coatings Division completed construction of a new plant in early 1995. TEC Incorporated, Industrial Coatings Division and Monarch Division all had slight increases in sales when compared to 1994 due to a reduced demand in 1995 in some of the industries they sell to. Foster Products Corporation had strong sales and Linear Products Incorporated a moderate increase in sales when compared to 1994.

Sales by the Company's Latin American operations increased 15 percent in 1995 compared to the prior year with the increase equally generated by pricing and by volume and product mix changes. The sales growth particularly occurred in 1995 in Argentina, Brazil, Bolivia, Chile, Colombia, Ecuador, Peru and Venezuela. The paint divisions in Costa Rica, El Salvador, Guatemala and Nicaragua also contributed significant sales growth. The restructuring of the paint divisions announced in late 1993 was completed in 1995. Paint manufacture in Costa Rica was consolidated into one plant in late 1994. In 1995, paint manufacture in Panama was also consolidated into one plant. The paint plant in El Salvador was closed, with plans to service sales to this country from a plant in Honduras. With the restructuring complete, the Company should be better positioned to anticipate and respond to the increased competitive pressures stemming from the lowering of trade restrictions in the region. Operating earnings for Latin America decreased 6.3 percent compared to 1994 due to increasing raw material costs and competitive pressure.

Sales in Europe increased 23 percent in 1995 compared to 1994, with the weakening of the U.S. dollar positively affecting the increase by 13 percentage points. The 10 percentage point increase in local currency sales included 3 percentage points from increased volume and change in

                                    Sales to
                             Unaffiliated Customers


                             [CHART APPEARS HERE]


                        SALES TO UNAFFILIATED CUSTOMERS
                              56%    North America
                              23%    Europe
                              14%    Latin America
                               7%    Asia/Pacific

                     1995 H.B. Fuller Company Annual Report


                               OPERATING EARNINGS

                              60%   North America
                              24%   Latin America
                              18%   Europe
                              -2%   Asia/Pacific

product mix, 2 percentage points from an acquisition in the United Kingdom (in
1994) and 5 percentage points from increased pricing. Operating earnings increased 20.1 percent in 1995 compared to the prior year. All of the improvement in operating earnings occurred in the first three quarters of the year. In the fourth quarter, a weakening German economy caused volume declines and an unfavorable impact on operating earnings compared to 1994.

Sales in Asia/Pacific increased 23 percent in 1995 over 1994, with an acquisition in New Zealand (in 1994) producing 4 percentage points of the gain. The weakening of the U.S. dollar accounted for 10 percentage points of the sales increase. A weak Japanese economy and expenditures to support the ongoing expansion of operations in this region contributed to a $1,497 decline in operating earnings compared to last year.

The Company continues to develop its organization and implement strategies to effectively serve large global customers, recognizing that, along with significant opportunities for sales growth, such an approach also carries the usual risks of increasing dependence on fewer large customers. In 1995, no single customer accounted for over 4 percent of Company-wide sales. Increasing globalization of corporate functions such as information technology, purchasing, research and development, manufacturing, engineering and quality programs should result in improved productivity and customer service.

Consolidated gross margin for the Company, as a whole, as a percent of sales, decreased to 31.6 percent in 1995 from 32.2 percent in 1994. Pricing pressures in a weak European economy (particularly Germany), initial gross margins on 1994 acquisitions which were lower than the Company's overall gross margins, and a low volume increase, contributed to the gross margin percentage reduction. During most of 1995, the Company experienced rapidly increasing material costs. In North America, the Company was able to offset these material cost increases, for the most part, with price increases to maintain gross margin, as a percent of sales. Pricing efforts to offset raw material increases were less successful in other geographic areas, particularly Europe. The Company expects raw material costs to stabilize in 1996.

Consolidated selling, administrative and other expenses for the Company were up
12.2 percent from 1994, and as a percent of sales, decreased from 26.2 percent in 1994 to 25.9 percent in 1995.

Interest expense was $18,132 in 1995, up $6,385 or 54.4 percent from prior year. Total Company borrowing at year-end 1995 was above that at year-end 1994, primarily as a result of borrowing to fund 1994 acquisitions and to fund increased capital expenditures. Capitalized interest costs associated with major property and equipment projects increased from $1,179 in 1994 to $2,634 in 1995.

Other income/expense, net, decreased from $3,188 expense in 1994 to $1,203 expense in 1995, primarily as a result of decreased currency losses and a gain on the sale of a product line in 1995. (See Notes 1 and 2 to the Consolidated Financial Statements.)

Income taxes totaled $19,148 in 1995, a 3.2 percent decrease from $19,782 in 1994. The effective tax rate decreased from 38.8 percent in 1994 to 38.0 percent in 1995. The reduction is primarily due to reduced losses or turnarounds in earnings of non-U.S. loss operations.

Results of Operations:
1994 Compared to 1993

Worldwide sales for 1994 were $1,097,367, an increase of $122,080 or 12.5 percent over 1993 sales of $975,287. Net earnings for 1994 were $30,863, an increase of $20,879 or 209 percent from 1993 earnings of $9,984. 1993 net earnings were adversely affected by an accounting change charge of $11,717 relating to the Company's adoption of the Financial Accounting Standards Board Statements No. 106 and No. 109, a one-time $2,137 after-tax retroactive sales adjustment relating to H.B. Fuller Automotive Products, Inc. and by a $5,299 restructuring charge.

Sales changes by geographic area were as follows:

Area                        Increase
------------------------------------------
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

                     1995 H.B. Fuller Company Annual Report


Within North America, the Adhesives, Sealants and Coatings (ASC) Group produced a 17 percent sales increase over 1993 with 50 percent of the increase a result of expanded sales within core industrial markets and significantly increased sales by the ASC structural group, especially in the automotive, housing and window markets, all markets sensitive to interest rate fluctuations. The other 50 percent resulted from an acquisition in Canada in 1993 and an acquisition in the U.S. in 1994. ASC Group operating earnings had a strong increase (excluding the one-time Automotive Products retroactive sales adjustment) over 1993, supported by improved capacity utilization and lower operating expenses resulting from continuing cost containment programs.

The North American Specialty Group, as a whole, experienced a 13 percent sales increase and moderate operating earnings increase (excluding the 1993 restructuring charge associated with this Group) in 1994 and reduced operating expenses, as a percent of sales. A changing sales mix within the Group is continuing to cause some margin erosion. The Industrial Coatings Division had a substantial increase in sales and earnings and in the second half of the year began construction of a new plant that should provide added production capacity in early 1995. TEC Incorporated had a strong increase in sales and earnings in 1994. Foster Products Corporation had reduced sales and earnings compared to the prior year due to the sale of the PVC pipe cover product line in May of 1994 (part of 1993 restructuring plan). Linear Products Incorporated experienced moderate sales growth and some margin erosion due to increased competition and delays in new product acceptance in the marketplace. Monarch Division sales in 1994 approximated the sales of 1993 with a reduction in operating earnings due primarily to a continued consolidation and geographic shift in its customer base.

Sales by the Company's Latin American operations increased 3 percent in 1994 compared to the prior year. Businesses identified for restructuring during 1994, in the 1993 restructuring plan, were excluded from the 1994 sales. Adjusting 1993 sales figures to exclude those same businesses, Latin American sales would have increased 11 percent, primarily through increased volume and changes in product mix, particularly in Argentina, Chile, Colombia, El Salvador, Guatemala, Panama and Venezuela. The 1993 planned restructuring is well underway, plants in Brazil and Nicaragua have been closed, a plant in Mexico was sold and two specialty businesses in Costa Rica were closed. Paint manufacture in Costa Rica has been consolidated into one plant. Once the restructuring is complete, the Company should be in a better position to anticipate and respond to increased competitive pressures stemming from the lowering of trade restrictions in the region. Operating earnings for Latin America, as a whole, increased 6.7 percent compared to 1993 (excluding the 1993 Latin American restructuring charge associated with this Area).

Sales in Europe increased 8 percent in 1994 compared to 1993, with the strengthening of the U.S. dollar adversely affecting the increase by 3 percentage points. The 11 percentage point increase in local currency sales included 4 percentage points from increased volume and change in product mix, 9 percentage points from acquisitions in the United Kingdom and Switzerland, and a negative 2 percentage points from reduced pricing. The weak economy, particularly in Germany, and the resulting strong competitive pressures, resulted in a decline of 13.2 percent in operating earnings in 1994 compared to the prior year (excluding the 1993 restructuring charge for the operation in Finland).

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

Consolidated gross margin for the Company, as a whole, as a percent of sales, decreased to 32.2 percent in 1994 from 32.5 percent in 1993. Pricing pressures in a weak European economy (particularly Germany) and initial gross margins on 1994 acquisitions, which were lower than the overall Company's gross margins, contributed to the gross margin percentage reduction. During the fourth quarter of Fiscal Year 1994, the Company, particularly in its ASC Group in North America, experienced rapidly increasing material costs. The Company was able to offset these material cost increases with price increases to maintain gross margin, as a percent of sales. The Company expects this increase in raw material costs to continue in the first half of Fiscal Year 1995 and will continue its efforts to match price increases with cost increases.

Consolidated selling, administrative and other expenses for the Company were up
11.6 percent from 1993, and as a percent of sales, decreased from 26.4 percent in 1993 to 26.2 percent in 1994.

Interest expense was $11,747 in 1994, up $1,288 or 12.3 percent from prior year. Total Company borrowing at year-end 1994 was above that at year-end 1993, primarily as a result of borrowing to fund 1994 acquisi-

                     1995 H.B. Fuller Company Annual Report


                              CAPITALIZATION RATIO

                              1995           35.7%
                              1994           32.1%
                              1993           19.5%
                              1992           17.3%
                              1991           24.7%
                              1990           30.9%
                              1989           35.1%
                              1988           35.5%
                              1987           17.0%
                              1986           21.5%

tions. Capitalized interest costs associated with major property and equipment projects increased from $924 in 1993 to $1,179 in 1994.

Other income/expense, net, increased from $2,158 expense in 1993 to $3,188 expense in 1994, primarily as a result of increased amortization of excess of cost over net assets of businesses acquired in 1993 and 1994. (See Notes 1, 2 and 3 to the Consolidated Financial Statements.)

Income taxes totaled $19,782 in 1994, a 3.1 percent increase from $19,191 in 1993. The effective tax rate decreased from 47.0 percent in 1993 to 38.8 percent in 1994, primarily because of the absence of offsetting tax benefits associated with the restructuring charges in 1993. Excluding the restructuring charges from 1993 would lower the 1993 effective tax rate to 41.9 percent. The balance of the reduction is primarily due to reduced losses or turnarounds in earnings of non-U.S. loss operations.

Liquidity and Capital Resources

The Company generated $78,813 in funds from operations in 1995 compared to $50,789 in 1994 and $46,903 in 1993. The increase in 1995 resulted primarily from increased depreciation and amortization and a smaller growth in inventory levels and in accounts receivable balances. Major other uses of cash during 1995 were capital expenditures, funding of postretirement benefits, purchase of a business and payment of dividends. Cash was $9,061 at November 30, 1995, compared to $9,830 at November 30, 1994. The $9,061 cash balance is considered adequate to meet Company needs in light of its unused portion of the lines of credit at November 30, 1995.

Working capital was $142,056 at November 30, 1995, compared to $129,665 at November 30, 1994. The current ratio at year-end 1995 was 1.6, equal to the ratio at year-end 1994. The number of days sales in trade accounts receivable was 51 at November 30, 1995, equal to 51 at November 30, 1994. The average days sales in inventory on hand was 65 at the end of 1995, compared to 68 at the end of 1994.

The restructuring reserve of $6,001 established at November 30, 1993 had a zero balance at November 30, 1995. The Company completed the restructuring in 1995 at a cost slightly in excess of the original reserve.

Management believes that the Company will continue to have access to short-term and long-term credit markets to fund its working capital requirements, capital expenditure programs and future acquisitions. The Company's ratio of long-term debt to total capitalization was 35.7 percent at November 30, 1995, compared to
32.1 percent at November 30, 1994. At year-end 1995, the Company had short-term and long-term lines of credit of $373,251 of which $160,000 was committed. The unused portion of these lines of credit was $279,242.

Capital expenditures for property, plant and equipment of $90,664 in 1995 were primarily for completion of construction of a manufacturing plant in Honduras, to complete construction of a manufacturing plant in Minnesota, to begin construction of a research and development facility in Minnesota, for an information systems project, to begin construction of a manufacturing plant in the Philippines, for general improvements in manufacturing productivity and operating efficiency and for environmental projects. Environmental capital expenditures, less than 10 percent of total expenditures, are not a material portion of overall Company expenditures. Future commitments related to 1995 capital projects are estimated to be approximately $32,000 in 1996. The Company plans to decrease its capital expenditures in 1996 from 1995 levels.

Over the recent past, approximately 50 percent of the Company's sales and earnings have come from its foreign subsidiaries. In any one quarter, swings in exchange rates, particularly the deutsche mark and yen, can have an impact on the Company's results. (See Note 1 to Consolidated Financial Statements.) The Company uses forward foreign exchange contracts to reduce the fluctuations of license fees and, at times, dividends coming from the Company's operations in Canada, Europe and Asia/Pacific. These forward contracts cover anticipated cash flows of not greater than 12 months. Additionally, the Company's operations in Canada and Europe use forward foreign exchange contracts to hedge foreign currency denominated accounts receivable/payable and intercompany loans.

                     1995 H.B. Fuller Company Annual Report


Consolidated Statements of Earnings

H.B. Fuller Company and Subsidiaries

(Dollars in thousands, except share amounts)

YEAR ENDED NOVEMBER 30                                                1995         1994       1993
---------------------------------------------------------------------------------------------------
Net sales                                                       $1,243,818   $1,097,367   $975,287
Cost of sales                                                      851,291      743,843    658,046
---------------------------------------------------------------------------------------------------
  Gross profit                                                     392,527      353,524    317,241
Selling, administrative and other expenses                         322,762      287,571    257,770
Restructuring costs                                                     --           --      6,001
---------------------------------------------------------------------------------------------------
  Operating earnings                                                69,765       65,953     53,470
Interest expense                                                   (18,132)     (11,747)   (10,459)
Other income (expense), net                                         (1,203)      (3,188)    (2,158)
---------------------------------------------------------------------------------------------------
Earnings before income taxes, minority
  interests and accounting changes                                  50,430       51,018     40,853
Income taxes                                                       (19,148)     (19,782)   (19,191)
Net earnings of consolidated subsidiaries
  applicable to minority interests                                     (87)        (373)        39
---------------------------------------------------------------------------------------------------
Earnings before cumulative effect
  of accounting changes                                             31,195       30,863     21,701
Cumulative effect of accounting changes                             (2,532)          --    (11,717)
---------------------------------------------------------------------------------------------------
Net earnings                                                       $28,663      $30,863     $9,984
---------------------------------------------------------------------------------------------------

Earnings (loss) per common share:
  Earnings before accounting changes                                 $2.22        $2.20      $1.55
  Accounting changes                                                 (0.18)          --      (0.84)
---------------------------------------------------------------------------------------------------
Net earnings                                                         $2.04        $2.20      $0.71
---------------------------------------------------------------------------------------------------

Average number of common and common
  equivalent shares outstanding                                     14,059       14,036     14,018
---------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

                              RETURN ON NET SALES

                              1995*          2.5%
                              1994           2.8%
                              1993*          2.2%
                              1992           3.8%
                              1991           3.2%
                              1990           2.7%
                              1989           2.1%
                              1988           3.1%
                              1987           4.3%
                              1986           3.6%

* Excludes cumulative effect of change in accounting principles.

                     1995 H.B. Fuller Company Annual Report

                           RETURN ON AVERAGE ASSETS

                               1995*        4.0%
                               1994         4.7%
                               1993*        3.9%
                               1992         6.7%
                               1991         5.5%
                               1990         4.5%
                               1889         3.5%
                               1988         5.5%
                               1987         8.3%
                               1986         6.9%

* Excludes cumulative effect of change in accounting principles.

Consolidated Balance Sheets

H.B. Fuller Company and Subsidiaries

(Dollars in thousands)


NOVEMBER 30                                                       1995       1994
------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash                                                          $  9,061   $  9,830
  Trade receivables, less allowance for doubtful accounts
   of $6,256 in 1995 and $6,221 in 1994                          178,565    166,602
  Other receivables                                                7,975      9,797
  Inventories                                                    159,024    152,651
  Other current assets                                            33,016     22,523
------------------------------------------------------------------------------------
Total current assets                                             387,641    361,403
Net property, plant and equipment                                355,123    295,090
Deposits and miscellaneous assets                                 31,094     27,605
Other intangibles, less accumulated amortization
  of $16,076 in 1995 and $14,214 in 1994                          16,761     18,097
Excess of cost over net assets acquired, less accumulated
  amortization of $10,095 in 1995 and $7,545 in 1994              38,310     40,422
------------------------------------------------------------------------------------
Total assets                                                    $828,929   $742,617
------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities:
  Notes payable                                                 $ 53,749   $ 53,125
  Current installments of long-term debt                           5,722      6,430
  Accounts payable - trade                                       117,446    105,825
  Accrued payroll and employee benefits                           28,276     31,389
  Other accrued expenses                                          31,228     26,691
  Income taxes                                                     9,164      8,278
------------------------------------------------------------------------------------
Total current liabilities                                        245,585    231,738
Long-term debt, excluding current installments                   166,459    130,009
Deferred income taxes                                              3,889      7,278
Accrued pensions                                                  85,689     70,403
Other liabilities                                                 22,222     22,231
Minority interests in consolidated subsidiaries                    5,671      6,153
Stockholders' Equity:
  Series A preferred stock                                           306        306
  Common stock                                                    14,007     13,935
  Additional paid-in capital                                      20,771     18,907
  Retained earnings                                              256,489    236,572
  Foreign currency translation adjustment                         11,319      7,532
  Unearned compensation - restricted stock                        (3,478)    (2,447)
------------------------------------------------------------------------------------
Total stockholders' equity                                       299,414    274,805
------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                      $828,929   $742,617
------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                     1995 H.B. Fuller Company Annual Report

Consolidated Statements of Stockholders' Equity

H.B. Fuller Company and Subsidiaries

(Dollars in thousands, except share amounts)

YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993
                                                                                                        Unearned
                                                                                           Foreign       Compen-
                                                                  Additional               Currency      sation
                                                Preferred  Common   Paid-in   Retained   Translation   Restricted
                                                  Stock     Stock   Capital   Earnings    Adjustment      Stock
------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1992                      $306   $13,825   $14,774   $214,096       $12,039           --

Stock options exercised                              --        76       809         --            --           --
Restricted stock issued, net                         --        36     1,227         --            --      $(1,263)
Amortization of unearned compensation                --        --        --         --            --           42
Retirement of common stock                           --       (39)      (44)    (1,419)           --           --
Tax benefit from exercise of stock options           --        --       142         --            --           --
Net earnings -- 1993                                 --        --        --      9,984            --           --
Dividends paid:
  Preferred: $0.33 per share                         --        --        --        (15)           --           --
  Common: $0.54 per share                            --        --        --     (7,498)           --           --
Change in foreign currency translation               --        --        --         --        (7,682)          --
------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1993                       306    13,898    16,908    215,148         4,357       (1,221)

Stock options exercised                              --        38       449         --            --           --
Restricted stock issued, net                         --        38     1,368         --            --       (1,406)
Amortization of unearned compensation                --        --        --         --            --          180
Retirement of common stock                           --       (39)      (51)    (1,418)           --           --
Tax benefit from exercise of stock options           --        --       233         --            --           --
Net earnings -- 1994                                 --        --        --     30,863            --           --
Dividends paid:
  Preferred: $0.33 per share                         --        --        --        (15)           --           --
  Common: $0.575 per share                           --        --        --     (8,006)           --           --
Change in foreign currency translation               --        --        --         --         3,175           --
------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1994                       306    13,935    18,907    236,572         7,532       (2,447)

Stock options exercised                              --        33       444         --            --           --
Restricted stock issued, net                         --        39     1,328         --            --       (1,346)
Amortization of unearned compensation                --        --        --         --            --          315
Tax benefit from exercise of stock options           --        --        92         --            --           --
Net earnings -- 1995                                 --        --        --     28,663            --           --
Dividends paid:
  Preferred: $0.33 per share                         --        --        --        (15)           --           --
  Common: $0.625 per share                           --        --        --     (8,731)           --           --
Change in foreign currency translation               --        --        --         --         3,787           --
------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1995                      $306   $14,007   $20,771   $256,489       $11,319      $(3,478)
------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                           RETURN ON AVERAGE EQUITY

                             1995*          10.9%
                             1994           11.5%
                             1993*           8.4%
                             1992           15.0%
                             1991           13.3%
                             1990           11.0%
                             1989            8.6%
                             1988           12.4%
                             1987           17.4%
                             1986           15.2%

* Excludes cumulative effect of change in accounting principles.

                     1995 H.B. Fuller Company Annual Report


                         WORKING CAPITAL (In millions)

                              1995      $142.056
                              1994      $129.665
                              1993      $119.905
                              1992      $130.817
                              1991      $108.779
                              1990       $96.097
                              1989       $95.645
                              1988      $104.071
                              1987       $86.598
                              1986       $74.232

Consolidated Statements of Cash Flows

H.B. Fuller Company and Subsidiaries

(Dollars in thousands)


YEAR ENDED NOVEMBER 30                                            1995        1994       1993
------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                                  $ 28,663   $  30,863   $  9,984
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
     Depreciation and amortization                                41,203      33,379     29,700
     Pension costs                                                10,817      10,453      8,082
     Accounting changes                                            2,532          --     11,717
     Other items                                                   3,527         338      3,350
  Change in current assets and liabilities
   (net of effect of acquisitions):
     (Increase) in accounts receivable                            (6,617)    (18,206)   (11,757)
     (Increase) in inventory                                      (2,344)    (15,172)   (10,043)
     (Increase) in other current assets                           (1,672)     (1,985)      (434)
     Increase in accounts payable                                  8,646       7,010      6,296
     (Decrease) increase in accrued expense                       (3,960)      4,564       (341)
     (Decrease) increase in income taxes payable                  (1,982)       (455)       349
------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                  78,813      50,789     46,903
Cash flows from investing activities:
  Purchased property, plant and equipment                        (90,664)    (65,018)   (41,842)
  Investment in affiliated companies                                  --         663        278
  Purchased businesses, net of cash acquired                      (2,664)    (76,327)   (11,547)
------------------------------------------------------------------------------------------------
    Net cash used in investing activities                        (93,328)   (140,682)   (53,111)
Cash flows from financing activities:
  Increase in long-term debt                                      79,954      74,976      9,174
  Payments of long-term debt                                     (46,421)     (4,204)    (1,734)
  (Decrease) increase in notes payable
    (maturities -- 90 days or less)                                 (584)     23,410      2,413
  Repurchase common stock                                             --      (1,508)    (1,502)
  Dividends paid                                                  (8,746)     (8,021)    (7,514)
  Fund postretirement benefits                                    (6,682)         --     (5,990)
  Other                                                           (4,047)     (2,835)       833
------------------------------------------------------------------------------------------------
    Net cash provided (used) by financing activities              13,474      81,818     (4,320)
Effect of exchange rate changes                                      272         528     (1,165)
------------------------------------------------------------------------------------------------
    Net change in cash                                              (769)     (7,547)   (11,693)
Cash at beginning of year                                          9,830      17,377     29,070
------------------------------------------------------------------------------------------------
Cash at end of year                                             $  9,061   $   9,830   $ 17,377
------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
  Cash paid for interest                                        $ 18,506   $  12,628   $ 11,389
  Cash paid for income taxes                                    $ 30,083   $  26,291   $ 22,702
Noncash investing and financing activities:
  Assets acquired by incurring notes payable                    $    750   $   8,008         --

See accompanying Notes to Consolidated Financial Statements.

                     1995 H.B. Fuller Company Annual Report


Notes to Consolidated Financial Statements

H.B. Fuller Company and Subsidiaries

(In thousands, except share amounts)


1/  Summary of Significant Accounting Policies

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

Transaction losses included in determining earnings before income taxes and minority interests were as follows:

                                     1995      1994      1993
---------------------------------------------------------------
Currency translation gains, net    $   638   $ 4,450   $ 3,937
Flow-through effect of
 inventory valuation, net           (1,233)   (3,729)   (3,896)
---------------------------------------------------------------
                                      (595)      721        41
Currency exchange (losses), net     (2,199)   (7,629)   (7,590)
---------------------------------------------------------------
Total                              $(2,794)  $(6,908)  $(7,549)
---------------------------------------------------------------

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

Inventories: Inventories in the United States are recorded at cost (not in excess of market value) as determined by the last-in, first-out method (LIFO). Inventories of non-U.S. operations are valued at the lower of cost (mainly average cost) or market. Inventories at November 30 are summarized as follows:

                                                            1995        1994
-------------------------------------------------------------------------------
Raw materials                                            $  78,180   $  78,007
Finished goods                                              92,629      85,032
LIFO reserve                                               (11,785)    (10,388)
-------------------------------------------------------------------------------
Total                                                    $ 159,024   $ 152,651
-------------------------------------------------------------------------------

Property, Plant and Equipment: The major classes are:
                                                            1995        1994
-------------------------------------------------------------------------------
Land                                                     $  52,161   $  48,795
Buildings and improvements                                 171,439     144,307
Machinery and equipment                                    318,437     275,296
Construction in progress                                    66,224      45,495
-------------------------------------------------------------------------------
Total, at cost                                             608,261     513,893
Accumulated depreciation                                  (253,138)   (218,803)
-------------------------------------------------------------------------------
Net property, plant and equipment                        $ 355,123   $ 295,090
-------------------------------------------------------------------------------

Depreciation is generally computed on a straight-line basis over the useful lives of the assets including assets acquired by capital leases. Accelerated depreciation is used for income tax purposes where permitted.

Amortization: Other intangible assets, primarily technology, are amortized over the estimated lives of 3 to 15 years. The excess of cost over net assets of businesses acquired is charged against earnings over periods of 15 to 25 years. The recoverability of unamortized intangible assets is


                             CAPITAL EXPENDITURES,
                              GROSS (In millions)

                               1995      $90.664
                               1994      $65.018
                               1993      $41.842
                               1992      $34.461
                               1991      $29.955
                               1990      $31.468
                               1989      $40.925
                               1988      $40.187
                               1987      $29.617
                               1986      $12.909

                     1995 H.B. Fuller Company Annual Report


                        RETURN ON INVESTED CAPITAL (a)

                              1995*         8.5%
                              1994          9.4%
                              1993*         8.0%
                              1992         13.3%
                              1991         11.6%
                              1990          9.6%
                              1989          7.7%
                              1988         10.4%
                              1987         14.8%
                              1986         12.7%

(a) Average invested capital is a two-point average of long-term and short-term debt, minority interest and stockholders' equity. After tax interest expense and minority interest are added back to net earnings.

* Excludes cumulative effect of change in accounting principles.


assessed on an ongoing basis by comparing anticipated undiscounted future cash flows from operations to net book value.

Capitalized Interest Costs: Interest costs associated with major construction of property and equipment are capitalized. Interest expense for the years ended November 30, includes the following components:

                                         1995       1994       1993
----------------------------------------------------------------------
Interest costs incurred                 $20,766    $12,926    $11,383
Capitalized interest costs               (2,634)    (1,179)      (924)
----------------------------------------------------------------------
Interest expense                        $18,132    $11,747    $10,459
----------------------------------------------------------------------

Non-U.S. Operations: Net earnings and equity of non-U.S. operations for the years ended November 30 are:

                                         1995       1994       1993
----------------------------------------------------------------------
Net earnings                           $  3,613   $  7,161   $  5,124
Equity                                 $133,896   $128,220   $122,124
----------------------------------------------------------------------

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

The Company enters into foreign exchange contracts as a hedge against firm commitment foreign currency intercompany receivables/payables/debt. Market value gains and losses are recognized, and the resulting credit or debit offsets foreign exchange gains or losses on those receivables/payables/debt.

The carrying amounts and estimated fair values of the Company's significant other financial instruments at November 30 are as follows:

                                           Carrying    Fair
                                            Amount    Value
--------------------------------------------------------------
1995:
Cash and short-term investments              $9,061    $9,061
Notes payable                               $53,749   $53,749
Long-term debt                             $172,181  $184,944

1994:
Cash and short-term investments              $9,830    $9,830
Notes payable                               $53,125   $53,125
Long-term debt                             $136,439  $138,215

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

Environmental Costs: The Company has a policy of expensing environmental costs relating to "cleaning up" of a problem caused during the time the Company owned the asset. If the problem was caused by a previous or other owner, the amount may be capitalized if the expenditure significantly increases the value of the asset. If there are doubts as to the impact on the value of the asset, the amount is expensed. For further information on environmental expense, see Item 3 of the 1995 10-K.

Income Taxes: The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax rate applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates. In 1993 the Company elected to adopt this Standard early and to recognize this change in accounting for income taxes.

                     1995 H.B. Fuller Company Annual Report


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

Postemployment Benefits: The Company provides postemployment benefits to inactive and former employees, employee's beneficiaries and covered dependents after employment, but prior to retirement. The cost of providing these benefits was previously recognized as a charge to income in the year the benefits were provided. In November of 1992, FASB issued SFAS No. 112 requiring accrual accounting for these costs during the years the employee renders the necessary service. The Company adopted this Standard in Fiscal Year 1995, the required effective date. The cumulative effect of adopting this Standard as of December 1, 1994 resulted in a charge of $2,532 ($0.18 per share) to 1995 earnings, net of $793 of income taxes.

Earnings Per Common Share: Earnings per common share are determined by dividing earnings by the weighted-average number of common shares, including common share equivalents, outstanding during each year. Earnings used in the calculation are reduced by the dividends paid to the preferred stockholder.

Purchase of Company Common Stock: The Minnesota Business Corporation Act and the Company's Articles of Incorporation require that repurchased stock is included in the authorized shares of the Company, but is not included in shares outstanding. The excess of cost over par value is charged proportionally to Additional Paid-In Capital and to Retained Earnings.

2/  Other Income (Expense), Net

Other income (expense), net in 1995 included a $1,196 gain on the sale of a product line. All years include foreign currency losses. (See Note 1 to the Consolidated Financial Statements.)

3/  Acquisitions

In 1995 the Company purchased certain assets of a business for $2,664. In 1994 the Company purchased three businesses and certain assets of another business for $76,327 in cash. In 1993 the Company purchased two businesses and certain assets of another business for $11,547 in cash. Assets acquired included other intangibles of $5,141 and $3,000 in 1994 and 1993, respectively and excess of cost over net assets acquired of $33,598 and $4,356 in 1994 and 1993, respectively. The acquisitions were accounted for as purchases and the accompanying Consolidated Financial Statements include the results of these businesses since the purchase date. The historical results of operations on a pro forma basis are not presented as the effects of the acquisitions were not material.

4/  Research and Development Expenses

Research and development expenses charged against earnings were $26,541, $23,624 and $21,826 in 1995, 1994 and 1993, respectively.

5/  Provision for Restructured Operations

The pretax restructuring charge of $6,001 recorded in the fourth quarter of Fiscal Year 1993 included approximately $4,000 in non-cash asset write-downs primarily attributed to the disposal of property, plant and equipment. The remaining $2,000 of cash expenditures included costs associated with the shutdowns of facilities, estimated operating losses during Fiscal 1994 of $481 and $1,061 for employee separation related to the elimination of approximately 240 positions. A significant portion of cash expenditure was incurred during Fiscal 1994, with approximately $400 to be expended in 1995. It is estimated that Fiscal Year 1995 earnings reflected approximately $1,000 savings.

The restructuring was completed in Fiscal 1995 at a cost slightly in excess of the original restructuring reserve. The restructuring reserve balance as of November 30, 1995 was zero.


                           RESEARCH AND DEVELOPMENT
                            EXPENSES (In millions)

                              1995      $26.541
                              1994      $23.624
                              1993      $21.826
                              1992      $20.377
                              1991      $17.200
                              1990      $16.091
                              1989      $15.505
                              1988      $14.411
                              1987      $12.269
                              1986      $10.606

                     1995 H.B. Fuller Company Annual Report


6/ Income Taxes

Earnings before income taxes, minority interests and cumulative effect of accounting changes for the years ended November 30 are as follows:

                                       1995      1994      1993
-----------------------------------------------------------------
United States (U.S.)                 $40,468   $36,525   $33,987
Outside U.S.                           9,962    14,493     6,866
-----------------------------------------------------------------
Total                                $50,430   $51,018   $40,853
-----------------------------------------------------------------

The components of the provision for income taxes excluding cumulative effect of accounting changes are:

                                       1995      1994      1993
-----------------------------------------------------------------
Current:
  U.S. federal                       $13,020   $13,379   $12,192
  State                                1,750     1,842     1,753
  Outside U.S.                        10,845     7,024     5,575
-----------------------------------------------------------------
                                      25,615    22,245    19,520
-----------------------------------------------------------------
Deferred:
  U.S. federal                           724    (1,746)   (2,102)
  State                                   83      (199)     (225)
  Outside U.S.                        (7,274)     (518)    1,998
-----------------------------------------------------------------
                                      (6,467)   (2,463)     (329)
-----------------------------------------------------------------
Total                                $19,148   $19,782   $19,191
-----------------------------------------------------------------

The difference between the statutory U.S. federal income tax rate and the Company's effective income tax rate is explained below:

                                               1995   1994   1993
------------------------------------------------------------------
Statutory U.S. federal income tax rate         35.0%  35.0%  34.9%

State income taxes                              2.3    2.0    2.4

U.S. federal income taxes on dividends
  received from non-U.S. subsidiaries, before
  foreign tax credits                           7.3    1.0    3.3

Foreign tax credits                            (4.8)  (0.7)  (4.8)

Non-U.S. taxes                                 (2.3)   1.5   10.1

Other                                           0.5     --    1.1
------------------------------------------------------------------
Total                                          38.0%  38.8%  47.0%
------------------------------------------------------------------

The Company adopted SFAS No. 109 as of the beginning of Fiscal Year 1993, as discussed in Note 1, Summary of Significant Accounting Policies. The cumulative effect on prior years of this change in accounting principle increased 1993 net earning by $1,107, or $0.08 per share in the first quarter of 1993.

Deferred income tax balances at November 30 were:

                                                   1995       1994
---------------------------------------------------------------------
Deferred tax assets                              $ 57,378   $ 45,067
Valuation allowance                                (5,229)    (7,634)
---------------------------------------------------------------------
Deferred tax assets net of valuation allowance     52,149     37,433
Deferred tax liabilities                          (40,495)   (32,643)
---------------------------------------------------------------------
Net deferred tax assets                          $ 11,654   $  4,790
---------------------------------------------------------------------

Deferred income tax balances at November 30 were related to:

                                                   1995       1994
---------------------------------------------------------------------
Depreciation                                     $(23,825)  $(21,949)
Pension                                            14,845     11,031
Deferred compensation                               4,786      3,365
Postretirement medical benefits                     4,588      4,803
Postemployment benefits                               793         --
Tax loss carryforwards                             12,267      8,118
Inventory                                           1,022        557
Restructuring reserve                                  --      1,496
Provisions for expenses                             1,752      5,358
Difference between assigned
  value and tax basis of acquisition               (1,656)    (1,424)
Currency gains/losses                               1,510      1,087
Other                                                 801        (18)
---------------------------------------------------------------------
                                                   16,883     12,424
Valuation allowance                                (5,229)    (7,634)
---------------------------------------------------------------------
Net deferred tax assets                          $ 11,654   $  4,790
---------------------------------------------------------------------

U.S. income taxes have not been provided on approximately $70,084 of undistributed earnings of non-U.S. subsidiaries. The Company plans to reinvest these undistributed earnings. If any portion were to be distributed, the related U.S. tax liability would be reduced by foreign income taxes paid on those earnings plus any available foreign tax credit carryforwards. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable.

While non-U.S. operations of the Company have been profitable overall, cumulative losses of $28,999 are carried as net operating losses in 20 different countries. These losses can be carried forward to offset income tax liability on future income in those countries. Cumulative losses of $10,063 can be carried forward indefinitely, while the remaining $18,936 must be used during the 1996-2002 period.

                     1995 H.B. Fuller Company Annual Report


7/ Notes Payable

The primary component of notes payable relates to the Company's short-term lines of credit with banks totaling $51,176. The amount of unused available borrowings under these lines at November 30, 1995 was $133,286.

The weighted average interest rate on short-term borrowings was 9.1% and 11.1% in 1995 and 1994, respectively.

8/ Long-Term Debt

Long-term debt, including obligations under capital leases, is summarized as follows:

                                                                                  1995       1994
--------------------------------------------------------------------------------------------------
Revolving credit agreements (a)                                               $ 33,217   $ 64,800
10.1% Senior Note, due 12/19/95                                                 10,000     10,000
10.32% Senior Note, due 12/19/98                                                25,000     25,000
8.49% Senior Note Series A, due 12/19/01                                        26,000         --
8.54% Senior Note Series B, due 3/31/02                                          5,000         --
8.58% Senior Note Series C, due 2/3/05                                          22,000         --
8.73% Senior Note Series D, due 4/28/10                                         12,000         --
Industrial and commercial development bonds:
  TENR plus 1/4 of 1%, secured by a letter of credit, due 12/1/04                4,100      4,100
  7.75%, due 11/1/16                                                             3,000      3,000
7.06%--7.9% other notes, due at various dates through 1998                       5,056      3,336
8.23%--10.5% New Zealand dollar notes, due 4/99                                  7,112      2,569
8.17%--8.5% Australian dollar notes, due 1/96                                      747      3,718
10.94% Italian lira notes, due 11/01                                             2,648      2,735
33% lempira note, payments due through 2000                                        678        623
32% colones note, payments due through 1997                                        806         --
26% Dominican peso note, payments due through 1997                                 594         --
2%--4.2% yen notes, due at various dates through 2015                            5,152      7,551
5%--36% other notes less than $500 each, due at various dates through 2002       5,564      5,464
Obligations under capital leases                                                 3,507      3,543
--------------------------------------------------------------------------------------------------
                                                                               172,181    136,439
Current installments                                                            (5,722)    (6,430)
--------------------------------------------------------------------------------------------------
Total                                                                         $166,459   $130,009
--------------------------------------------------------------------------------------------------

(a) The Company has revolving credit agreements with a group of major banks which provide committed lines of credit of $160,000 through August 31, 2002. At the Company's option, interest is payable at floating rates based on the prime interest rate, the London Interbank Offered Rate plus 3/8 of 1%, certificate of deposit rates plus 1/2 of 1% and a negotiated transaction rate. A commitment fee is payable on the unused portion at 1/4% per annum on the first $80,000 and at 1/8% per annum on the second $80,000.

                     1995 H.B. Fuller Company Annual Report


The most restrictive debt agreements place limitations on secured and unsecured borrowings, operating leases, and contain minimum interest coverage, current assets and net worth requirements. In addition, the Company cannot be a member of any "consolidated group" for income tax purposes other than with its subsidiaries. At November 30, 1995 the Company exceeded minimum requirements for all financial covenants.

At November 30, 1995, $1,110 of long-term debt (excluding obligations under capital leases) was collateralized by real property and equipment with a net book value of approximately $2,884.

Aggregate maturities of long-term debt, including obligations under capital leases, amount to $5,722, $8,847, $2,981, $33,885 and $1,073 during the five fiscal years 1996 through 2000.

9/ Lease Commitments

Assets under capital leases are summarized as follows:

                                         1995      1994
---------------------------------------------------------
Land                                   $ 6,348   $ 5,819
Buildings and improvements              10,463     8,288
Machinery and equipment                    262       341
---------------------------------------------------------
                                        17,073    14,448
Accumulated amortization                (4,225)   (2,362)
---------------------------------------------------------
Net assets under capital leases        $12,848   $12,086
---------------------------------------------------------

The following are the minimum lease payments that will have to be made in each of the years indicated based on capital and operating leases in effect as of November 30, 1995:

                                Capital   Operating
---------------------------------------------------
Fiscal year:
  1996                           $  715     $ 8,360
  1997                              659       7,067
  1998                              608       5,597
  1999                              589       3,920
  2000                              570       3,205
  Later years                     1,180       4,820
---------------------------------------------------
Total minimum
  lease payments                 $4,321     $32,969
                                            -------
Amount representing interest       (814)
----------------------------------------
Present value of minimum
  lease payments                 $3,507
----------------------------------------

Rental expense for all operating leases charged against earnings amounted to $14,051, $11,853 and $10,030 in 1995, 1994 and 1993, respectively.

10/ Contingencies

Legal: The Company and its subsidiaries are parties to various lawsuits and governmental proceedings. For further information on certain legal proceedings, see Item 3 of the 1995 10-K. In particular, the Company is currently deemed a potentially responsible party (PRP) or defendant, generally in conjunction with numerous other parties, in a number of government enforcement and private actions associated with hazardous waste sites. As a PRP or defendant, the Company may be required to pay a share of the costs of investigation and cleanup of these sites. In some cases the Company may have rights of indemnification from other parties. The Company's liability in the future for such claims is difficult to predict because of the uncertainty as to the cost of the investigation and cleanup of the sites, the Company's responsibility for such hazardous waste and the number or financial condition of other PRPs or defendants. As is the case with other types of litigation and proceedings to which the Company is a party, based upon currently available information, it is the Company's opinion that none of these matters will result in material liability to the Company.

Off Balance Sheet Financing: At November 30, 1995, the aggregate contract value of instruments used to buy U.S. dollars in exchange for foreign currency (primarily 8,752 Dutch guilders and 2,575 Canadian dollars) was $6,548. The aggregate contract value of instruments used to sell pound sterling in exchange for Dutch guilders was approximately $5,389. The contracts mature between January 22, 1996 and November 20, 2000.

11/ Retirement Plans

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

                     1995 H.B. Fuller Company Annual Report


Pension cost consists of the following:

                                                                U.S. Plan                           Non-U.S. Plans
                                                    ------------------------------------- -------------------------------------
                                                       1995        1994       1993               1995        1994        1993
----------------------------------------------------------------------------------------- -------------------------------------
Service cost-benefits earned during the period         $4,190     $4,755     $3,755             $2,052      $1,961      $1,909
Interest cost on projected benefit obligation           9,287      8,413      7,219              3,778       3,306       3,101
Return on plan assets     -- actual                   (33,954)    (1,055)    (9,228)              (406)       (317)       (413)
                          -- deferred                  24,668     (7,551)     1,478                 93          29         131
Amortization of transition (asset) liability              (27)       (27)       (27)                94          80          81
All other cost components                                 409        768        404                 85         104         125
----------------------------------------------------------------------------------------- -------------------------------------
Net pension cost                                       $4,573     $5,303     $3,601             $5,696      $5,163      $4,934
----------------------------------------------------------------------------------------- -------------------------------------

The funded status of the plans and the amount recognized on the balance sheet at November 30 are:

                                                                                                     Non-U.S. Plans
                                                                                     ---------------------------------------------
                                                                     U.S. Plan          Assets Exceed ABO     ABO Exceeds Assets
                                                               --------------------- ---------------------- ----------------------
                                                                  1995        1994       1995       1994        1995        1994
------------------------------------------------------------------------------------ ---------------------- ----------------------
Actuarial present value of benefit obligations:
 -- vested benefits                                            $(99,677)   $(70,258)   $(3,152)   $(2,784)   $(42,573)   $(36,320)
 -- non-vested benefits                                          (4,403)     (3,279)       (15)       (13)       (567)       (466)
------------------------------------------------------------------------------------ ---------------------- ----------------------
Accumulated benefit obligation (ABO)                           (104,080)    (73,537)    (3,167)    (2,797)    (43,140)    (36,786)
Effect of projected future compensation increases               (36,267)    (32,073)      (422)      (372)     (8,859)     (7,859)
------------------------------------------------------------------------------------ ---------------------- ----------------------
Projected benefit obligation                                   (140,347)   (105,610)    (3,589)    (3,169)    (51,999)    (44,645)
Plan assets at fair value                                       132,977     101,004      4,422      3,773          --          --
------------------------------------------------------------------------------------ ---------------------- ----------------------
Plan assets in excess of (less than) projected benefit
  obligation                                                     (7,370)     (4,606)       833        604     (51,999)    (44,645)
Unrecognized prior service cost                                   6,770       7,835        128        410         307         467
Unrecognized transition (asset) liability                          (233)       (261)      (140)      (162)      1,847       1,802
Unrecognized net (gain) loss                                    (28,269)    (25,858)       320        155      (2,517)        (97)
------------------------------------------------------------------------------------ ---------------------- ----------------------
 (Accrued) prepaid pension costs                               $(29,102)   $(22,890)    $1,141     $1,007    $(52,362)   $(42,473)
------------------------------------------------------------------------------------ ---------------------- ----------------------

Assumptions used:

                                                                U.S. Plan                                Non-U.S. Plans
                                                      -------------------------------         -----------------------------------
                                                       1995        1994        1993             1995         1994         1993
-------------------------------------------------------------------------------------         -----------------------------------
Weighted average discount rate                        7.25%(1)    8.75%(1)    7.5%(1)          7.0-8.0%     7.0-8.0%     7.0-7.5%
                                                      8.75%(2)     7.5%(2)    8.5%(2)
Rate of increase in compensation levels                4.5%(1)     5.5%(1)    5.0%(1)          5.0-6.0%     5.0-6.0%     4.5-6.0%
                                                       5.5%(2)     5.0%(2)    5.5%(2)
Expected long-term rate of return on plan assets      10.0%       10.0%      10.0%                 8.0%         8.0%         9.0%
-------------------------------------------------------------------------------------         -----------------------------------

(1) November 30, 1995, 1994 and 1993 assumptions used for funded status of U.S. plan.
(2) December 1, 1994, 1993 and 1992 assumptions used for U.S. plan pension cost. The impact of a one percent increase in the discount rate is an approximate $1,400 decrease in annual pension cost.

The charge to earnings relating to all plans was $12,627, $11,983 and $10,440 in 1995, 1994 and 1993, respectively.

                     1995 H.B. Fuller Company Annual Report


12/ Other Postretirement Benefits

The Company and certain of its consolidated subsidiaries provides health care and life insurance benefits for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers.

The obligation for these benefits was determined by application of the terms of health and life insurance plans, together with relevant actuarial assumptions and health-care cost trend rates, as of December 1, 1994, projected at annual rates ranging from 10.0 percent in 1995 graded down to 4.9 percent for the year 2002 and after. The benefit obligation discount rate at that time was 8.75 percent.

The effect of a one percent annual increase in the assumed health-care cost trend rates would increase the accumulated postretirement benefits obligation at November 30, 1995, by $3,491 and the aggregate of service and interest cost components of net periodic postretirement benefit costs by $741.

The funded status of the plan was determined based on actuarial assumptions and health-care trend rates, as of November 30, 1995, projected at annual rates ranging from 9.1 percent in 1995 graded down to 4.9 percent for the year 2002 and after. The benefit obligation discount rate at that time was 7.25 percent.

The Company has partially funded postretirement benefits through a Voluntary Employees' Beneficiaries Association Trust which was established in 1991. The funds are invested primarily in common stocks with an expected long-term rate of return of 8.5 percent.

The funded status of the plan at November 30, is as follows:

                                                             1995        1994
--------------------------------------------------------------------------------
Actuarial present value of postretirement
  benefit obligation:
  Current                                                  $(13,022)    $(7,436)
  Active employees fully eligible for benefits              (10,236)     (7,050)
  Other active employees                                    (15,295)     (8,941)
--------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation                                                (38,553)    (23,427)
Fair value of plan assets                                    22,991      11,925
Unrecognized net (gain) loss                                  7,633        (115)
--------------------------------------------------------------------------------
(Accrued) unfunded postretirement
  benefit obligation                                       $ (7,929)   $(11,617)
--------------------------------------------------------------------------------
Benefit obligation discount rate                               7.25%       8.75%

The components of net periodic postretirement benefit cost are as follows:

                                                       1995     1994     1993
-------------------------------------------------------------------------------
Service cost-benefits earned during the period        $1,820   $1,696   $1,473
Interest cost on projected benefit obligation          2,623    1,951    1,730
Return on assets  -- actual                           (5,265)     (71)     120
                  -- deferred                          3,889     (942)    (752)
All other components                                     182       17       --
-------------------------------------------------------------------------------
Net periodic postretirement benefit cost              $3,249   $2,651   $2,571
-------------------------------------------------------------------------------

13/ Stockholders' Equity

Preferred Stock: There were 45,900 Series A preferred shares with a par value of $6.67 authorized and issued at November 30, 1995 and 1994. The holder of Series A preferred stock is entitled to cumulative dividends at the rate of $0.33 per share per annum. Common stock dividends may not be paid unless provision has been made for payment of Series A preferred dividends. The Series A preferred stock has multiple voting rights entitling the Series A preferred stockholder to 80 votes per share. The terms of the Series A preferred stock include the right of the Company to purchase the shares at specified times and the right of the Company to redeem all shares at par value if authorized by the shareholders.

The Board of Directors is authorized to issue up to 10,000,000 additional shares of preferred stock that may be issued in one or more series and with such stated value and terms as may be determined by the Board of Directors.

Common Stock: There were 40,000,000 par value $1.00 common shares authorized and 14,006,719 and 13,934,608 shares issued at November 30, 1995 and 1994, respectively.

Shareholders' Rights Plan: The Company has a shareholders' rights plan under which each holder of a share of common stock also has one right to purchase one share of common stock for $73.33. The rights are not presently exercisable. Upon the occurrence of certain "flip-in" events, each right becomes exercisable and then entitles its holder to purchase $73.33 worth of common stock at one-half of its then market value. Upon certain "flip-over" events, each right entitles its holder to purchase $73.33 worth of stock of another party at one-half of its then market value. One flip-in event is when a person or group (an "acquiring person") acquires 15 percent or more of the Company's common stock. Another flip-in event is when a person or group is designated by the Company's Board, pursuant to the terms of the plan, as potentially adverse (an "adverse person"). Rights held by an acquiring person or an adverse person are void. Elmer L. Andersen and Anthony L. Andersen and certain family members are

                     1995 H.B. Fuller Company Annual Report


excluded from the operation of the acquiring person and adverse person provisions. The Company may redeem the rights for one cent per share, but the redemption right expires shortly after a flip-in event. The rights expire on July 30, 1996.

Directors' Stock Plan: The Directors' Stock Plan reserves 75,000 shares of common stock for allocation as payment of retainer fees. Directors, who are not employees, can choose to receive all or a portion of payment of their retainer and meeting fees in shares of Company common stock when they leave the Board rather than cash payments each year. At November 30, 1995, 49,169 shares remained available for future allocation.

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

A total of 39,800, 37,346 and 36,075 restricted shares of the Company's common stock were granted to certain employees in 1995, 1994 and 1993, respectively. The market value of shares awarded $1,403, $1,419 and $1,263 has been recorded as unearned compensation -- restricted stock in 1995, 1994 and 1993, respectively and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the ten-year vesting period and amounted to $315, $180 and $42 in 1995, 1994 and 1993, respectively.

A total of 29,650, 34,400 and 33,325 restricted share units of the Company's common stock were allocated to certain employees in 1995, 1994 and 1993, respectively. The market value of units allocated of $1,045, $1,307 and $1,166 in 1995, 1994 and 1993, respectively, is being charged to expense over the ten-year vesting period.

At November 30, 1995, 698,854 shares remained available for future grants or allocations.

Other Stock Option Plans: Options outstanding at November 30, 1995 are 223,412 shares under the Company's 1987 non-qualified plan and 6,750 shares granted under the Company's 1982 qualified plan. Options are exercisable over varying periods ending on October 10, 2000. At November 30, 1995, no shares remained available for grants under these plans.


Information on stock options is shown in the following table:


                                              Option Shares
--------------------------------------------------------------------------
                                 Outstanding   Exercisable    Price Range
--------------------------------------------------------------------------
Balances at November 30, 1992        380,307       380,307    $8.13--16.33
Exercised                            (76,461)      (76,461)    8.13--14.33
--------------------------------------------------------------------------
Balances at November 30, 1993        303,846       303,846     8.13--16.33
Exercised                            (36,563)      (36,563)    8.13--14.33
Cancelled                               (500)         (500)          10.83
--------------------------------------------------------------------------
Balances at November 30, 1994        266,783       266,783    14.33--16.33
Exercised                            (33,321)      (33,321)          14.33
Cancelled                             (3,300)       (3,300)          14.33
--------------------------------------------------------------------------
Balances at November 30, 1995        230,162       230,162   $14.33--16.33
--------------------------------------------------------------------------

                     1995 H.B. Fuller Company Annual Report


                                 TRADE SALES BY
                                CLASS OF PRODUCT

                         87%      Adhesives, Sealants
                                  and Coatings
                          7%      Paints
                          3%      Sanitation Chemicals
                          3%      Other

14/ Business Segment Information

The Company is a manufacturer of specialty chemical products, which includes the formulation, compounding and marketing of adhesives, sealants, coatings, paints, sanitizing chemicals and other specialty chemical products. The Company considers its manufacturing of specialty chemical and related products to be its dominant industry segment. This segment is served commonly by corporate/regional service departments including manufacturing, administration, research and development and marketing services.

The segment uses many common raw materials which are either petroleum-based or of a nonsynthetic nature. The segment is not capital intensive and the manufacturing facilities and raw materials are relatively interchangeable and are not, in general, highly specialized.

Operating earnings are net sales less operating costs and expenses pertaining to specific geographic areas.

Geographic segments were redefined in 1994. North America now includes Canada (previously reported in Other) and Mexico (previously reported in Latin America). Latin America now includes the Caribbean (previously reported in Other). Asia/Pacific was previously reported in Other. 1993 has been restated to reflect the new grouping.

A summary of Company operations by geographic areas for the years ended November 30 is as follows:

Sales to unaffiliated customers:           1995         1994       1993
------------------------------------------------------------------------
North America                          $692,099     $637,632   $551,219
Europe                                  284,049      231,594    214,498
Latin America                           182,009      158,616    153,694
Asia/Pacific                             85,661       69,525     55,876
------------------------------------------------------------------------
Total trade sales                    $1,243,818   $1,097,367   $975,287
------------------------------------------------------------------------

Intercompany sales:                        1995         1994       1993
------------------------------------------------------------------------
North America                           $16,014      $14,341    $12,905
Europe                                    1,448        1,468      1,132
Latin America                             7,270        7,570      5,316
Asia/Pacific                                163            1         --
Eliminations                            (24,895)     (23,380)   (19,353)
------------------------------------------------------------------------
Total intercompany sales                     --           --         --
------------------------------------------------------------------------

Net sales:                                 1995         1994       1993
------------------------------------------------------------------------
North America                          $708,113     $651,973   $564,124
Europe                                  285,497      233,062    215,630
Latin America                           189,279      166,186    159,010
Asia/Pacific                             85,824       69,526     55,876
Eliminations                            (24,895)     (23,380)   (19,353)
------------------------------------------------------------------------
Total net sales                      $1,243,818   $1,097,367   $975,287
------------------------------------------------------------------------

Earnings:                                  1995         1994       1993
------------------------------------------------------------------------
North America                           $41,908      $37,587    $29,063
Europe                                   12,567       10,464     11,187
Latin America                            16,516       17,631     12,504
Asia/Pacific                             (1,226)         271        716
------------------------------------------------------------------------
Operating earnings                       69,765       65,953     53,470
Interest expense                        (18,132)     (11,747)   (10,459)
Other (expense)income                    (1,203)      (3,188)    (2,158)
------------------------------------------------------------------------
Earnings before income taxes,
  minority interest and
  accounting changes                    $50,430      $51,018    $40,853
------------------------------------------------------------------------

Identifiable assets:                       1995         1994       1993
------------------------------------------------------------------------
North America                          $460,895     $440,025   $320,883
Europe                                  191,194      155,290    128,551
Latin America                           139,005      123,139    111,132
Asia/Pacific                             70,985       64,679     39,256
Eliminations                            (37,296)     (41,736)   (44,191)
General corporate assets                  4,146        1,220      8,890
------------------------------------------------------------------------
Total assets                           $828,929     $742,617   $564,521
------------------------------------------------------------------------

Certain prior years' amounts have been reclassified to conform to the 1995 presentation.

                     1995 H.B. Fuller Company Annual Report


15/Quarterly Data (unaudited)
                                                    1995                                                1994
                             -------------------------------------------------     -----------------------------------------------
                              1st Qtr.      2nd Qtr.     3rd Qtr.    4th Qtr.*     1st Qtr.     2nd Qtr.     3rd Qtr.     4th Qtr.
------------------------------------------------------------------------------     -----------------------------------------------
Net sales                    $295,649       $322,434     $312,590     $313,145     $242,499     $272,377     $286,791     $295,700
Gross profit                   93,379        103,768       99,329       96,051       76,971       90,191       92,302       94,060
Operating earnings             15,094         21,980       19,629       13,062       10,129       20,066       18,796       16,962
Earnings before cumulative
 effect of accounting
 changes                        6,033         10,069        8,762        6,331        4,036        9,301        8,930        8,596
Cumulative effect of
 accounting changes            (2,532)            --           --           --           --           --           --           --
------------------------------------------------------------------------------     -----------------------------------------------
Net earnings                 $  3,501       $ 10,069     $  8,762     $  6,331     $  4,036     $  9,301     $  8,930     $  8,596
------------------------------------------------------------------------------     -----------------------------------------------
Earnings (loss) per common
 share:
 Earnings before cumulative
  effect of accounting
  changes                    $   0.43       $   0.72     $   0.62     $   0.45     $   0.29     $   0.66     $   0.64     $   0.61
 Cumulative effect of
  accounting changes            (0.18)            --           --           --           --           --           --           --
------------------------------------------------------------------------------     -----------------------------------------------
Net earnings                 $   0.25       $   0.72     $   0.62     $   0.45     $   0.29     $   0.66     $   0.64     $   0.61
------------------------------------------------------------------------------     -----------------------------------------------

*Effective tax rate for fourth quarter was 29.3% versus 39.8% in the third quarter due to the geographical mix of earnings and the impact of determining the valuation reserve on deferred tax assets. The fourth quarter effective tax rate for 1994 was 33.5%.

                     1995 H.B. Fuller Company Annual Report


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

/s/ Jorge Walter Bolanos
Jorge Walter Bolanos
Senior Vice President,
Chief Financial Officer and
Treasurer

/s/ Walter Kissling
Walter Kissling
President and
Chief Executive Officer

                     1995 H.B. Fuller Company Annual Report


Report of Independent Accountants

To the Board of Directors and Stockholders of H.B. Fuller Company


  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of H.B. Fuller Company and its subsidiaries at November 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Notes 1 and 6 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards
(SFAS) No. 112, "Employers' Accounting for Postemployment Benefits" in 1995 and the provisions of SFAS No. 109, "Accounting for Income Taxes" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1993.


/s/ Price Waterhouse LLP
Price Waterhouse LLP
Minneapolis, Minnesota
January 9, 1996

                                              1995 H.B. Fuller Company Annual Report

1969-1995
In Review
and Selected
Financial Data

H.B. Fuller Company and Subsidiaries


Annual Growth Rate
 1-yr   5-yr    10-yr
1994-   1990-   1985-     (Dollars in thousands,
 1995   1995    1995      except per share amounts)         1995       1994     1993     1992     1991     1990     1989     1988
----------------------------------------------------------------------------------------------------------------------------------
                          Income Statement Data:
 13.3%   9.4%   10.5%     Net sales                   $1,243,818  1,097,367  975,287  942,438  861,024  792,230  753,374  684,034
  5.8    6.1     8.5      Operating earnings          $   69,765     65,953   53,470   71,406   59,846   51,911   46,009   46,430
                          Earnings from
  1.1    8.1     8.9       continuing operations      $   31,195     30,863   21,701   35,622   27,687   21,145   15,671   21,081
 (7.1)   6.3     6.8      Net earnings                $   28,663     30,863    9,984   35,622   27,687   21,145   15,671   21,081
 24.7   11.5    14.2      Depreciation                $   35,134     28,177   24,934   24,865   21,787   20,376   16,571   14,469
 54.4    5.3     9.0      Interest expense            $   18,132     11,747   10,459   12,537   14,788   14,028   13,237    8,477
 (3.2)   4.7     7.2      Income taxes                $   19,148     19,782   19,191   24,716   19,173   15,234   13,936   14,361
                          Balance Sheet Data:
 11.6%  11.1%   12.6%     Total assets                $  828,929    742,617  564,521  561,204  508,911  489,634  455,172  434,293
  9.6    8.1     7.4      Working capital             $  142,056    129,665  119,905  130,817  108,779   96,097   95,645  104,071
                          Current ratio                      1.6        1.6      1.7      1.8      1.7      1.7      1.8      1.9
                          Net property,
 20.3   11.9    13.8       plant and equipment        $  355,123    295,090  232,547  223,153  207,378  202,341  186,631  161,605
                          Long-term debt, excluding
 28.0   13.5    14.2       current installments       $  166,459    130,009   60,261   53,457   71,814   88,240  100,974   98,473
  9.0    8.7    10.2      Stockholders' equity        $  299,414    274,805  249,396  255,040  219,050  197,191  186,515  178,871
                          Stockholder Data:
                          Earnings from continuing
                           operations:
  0.9%   7.7%    8.7%      Per common share           $     2.22       2.20     1.55     2.55     2.00     1.53     1.09     1.46
                           Percent of net sales              2.5        2.8      2.2      3.8      3.2      2.7      2.1      3.1
                          Net earnings:
 (7.3)   5.9     6.7       Per common share           $     2.04       2.20     0.71     2.55     2.00     1.53     1.09     1.46
                           Percent of net sales              2.3        2.8      1.0      3.8      3.2      2.7      2.1      3.1
                          Dividends paid:
  8.7    9.3    11.5       Per common share           $    0.625      0.575     0.54     0.46     0.41     0.40     0.38     0.35
                          Stockholders' equity:
  8.4    8.0    10.1       Per common share           $    21.35      19.70    17.92    18.43    15.96    14.56    13.27    12.56
                          Return on average
                           stockholders' equity             10.0       11.5      4.0     15.0     13.3     11.0      8.6     12.4
                          Common stock price:
 (5.9)  15.7    13.5       High                       $    39.75      42.25    42.75    53.25    38.33    19.17    22.83    25.83
 (4.3)  15.1    13.0       Low                        $    27.75      29.00    31.25    32.58    18.83    13.75    13.83    16.00
                          Average common shares
                           outstanding
  0.2    0.4     0.1       (in thousands)                 14,059     14,036   14,018   13,989   13,854   13,798   14,358   14,387
    -    2.7     3.8      Number of employees              6,400      6,400    6,000    5,800    5,600    5,600    5,500    5,200

                                              1995 H.B. Fuller Company Annual Report

    1987      1986     1985     1984     1983     1982     1981     1980     1979     1978     1977     1976     1975     1974
-------------------------------------------------------------------------------------------------------------------------------
 597,061   528,483  457,937  447,984  414,210  321,502  318,793  288,653  251,558  219,962  192,848  167,892  129,426  121,839
  47,748    39,483   30,733   32,179   32,452   24,940   30,531   23,958   20,739   18,681   15,504   13,571    9,060   12,745

  25,812    18,922   13,335   13,033   13,624    9,188   13,327    8,538    7,433    7,122    6,181    5,382    3,785    5,323
  25,812    18,922   14,909   11,895   13,832    9,493   13,587    8,921    7,527    7,122    6,181    5,382    3,785    5,323
  13,197    10,566    9,318    7,898    6,786    5,014    4,592    4,507    3,986    3,319    2,897    2,383    2,000    1,705
   5,479     6,208    7,627    8,894    6,546    5,482    5,106    6,012    4,106    3,161    2,524    2,369    1,900    2,098
  16,320    14,107    9,525    9,944   10,108    8,151   12,069    7,954    7,807    7,355    6,584    5,322    3,290    5,023

 329,636   291,180  253,571  236,489  225,154  206,752  157,417  146,674  139,190  116,222  100,847   90,670   78,643   70,830
  86,598    74,232   69,477   68,072   59,848   48,969   42,370   41,229   32,696   32,575   32,135   29,194   28,410   20,244
     1.9       1.9      2.0      2.1      2.0      1.8      1.9      1.9      1.7      1.9      2.1      2.1      2.5      1.9

 126,905   108,989   97,173   87,357   80,427   73,077   46,938   47,245   42,193   35,478   30,154   28,110   24,446   20,739

  33,015    37,211   44,207   51,381   51,755   44,083   23,072   26,049   23,375   22,235   20,977   21,247   21,368   12,537
 161,355   135,479  113,417   99,908   92,212   81,645   75,842   64,951   57,867   50,698   45,016   40,075   35,666   32,787



    1.79      1.33     0.96     0.93     0.98     0.67     0.97     0.63     0.55     0.53     0.46     0.40     0.28     0.40
     4.3       3.6      2.9      2.9      3.3      2.9      4.2      3.0      3.0      3.2      3.2      3.2      2.9      4.4

    1.79      1.33     1.07     0.86     0.99     0.69     0.99     0.66     0.56     0.53     0.46     0.40     0.28     0.40
     4.3       3.6      3.3      2.7      3.3      3.0      4.3      3.1      3.0      3.2      3.2      3.2      2.9      4.4

    0.27      0.23     0.21     0.20     0.18     0.17     0.15     0.13     0.12     0.11     0.09     0.07     0.07     0.06

   11.35      9.62     8.19     7.23     6.67     5.90     5.48     4.83     4.31     3.74     3.35     2.97     2.65     2.43

    17.4      15.2     14.0     12.4     15.9     12.1     19.3     14.5     13.7     15.0     14.5     14.2     11.1     17.4

   32.33     20.67    11.25    13.63    13.25     8.50     8.71     4.46     4.29     4.75     3.54     3.04     2.29     1.87
   16.17     10.25     8.17     7.83     7.63     4.75     3.92     2.92     3.25     2.79     2.46     1.75     1.00     1.04

  14,379    14,196   13,880   13,881   13,908   13,785   13,704   13,479   13,473   13,473   13,362   13,362   13,362   13,362
   4,600     4,500    4,400    4,300    4,100    4,000    3,300    3,400    3,400    3,300    3,000    2,800    2,600    2,300


    1973      1972     1971     1970     1969
----------------------------------------------
  91,572    78,257   60,167   53,024   47,248
   8,657     7,394    5,088    5,273    4,726

   3,274     3,112    2,247    2,347    2,018
   3,274     3,112    2,247    2,347    2,018
   1,518     1,464    1,147      851      789
   1,370     1,173      687      515      434
   3,470     3,080    1,960    2,322    1,978

  61,021    51,194   40,210   33,294   27,352
  17,087    14,599   12,795    9,542   10,262
     2.0       2.1      2.3      2.0      2.5

  18,676    16,498   12,578   10,037    7,822

  13,108    10,336    6,033    3,194    3,178
  28,259    25,603   23,083   17,848   15,543



    0.24      0.23     0.18     0.19     0.18
     3.6       4.0      3.7      4.4      4.3

    0.24      0.23     0.18     0.19     0.18
     3.6       4.0      3.7      4.4      4.3

    0.05      0.05     0.05     0.04     0.03

    2.09      1.91     1.72     1.47     1.29

    12.2      12.8     11.0     14.1     15.3

    4.33      3.71     4.71     4.00     3.97
    1.08      1.33     3.21     2.53     2.55

  13,371    13,419   12,390   12,048   11,175
   2,100     1,800    1,700    1,600    1,500

                     1995 H.B. Fuller Company Annual Report


Investor Information

H.B. Fuller Company and Subsidiaries

                             [GRAPHS APPEAR HERE]

MARKET PRICE     Highs     Lows
Q1F95           $35.50   $27.75
Q2F95           $39.75   $32.50
Q3F95           $39.25   $32.00
Q4F95           $36.00   $30.00

Q1F94           $40.00   $33.00
Q2F94           $42.25   $34.25
Q3F94           $40.00   $35.75
Q4F94           $37.25   $29.00

DIVIDENDS
Q1F95           $0.145
Q2F95           $ 0.16
Q3F95           $ 0.16
Q4F95           $ 0.16

Q1F94           $0.140
Q2F94           $0.145
Q3F94           $0.145
Q4F94           $0.145

*H.B. Fuller Company common stock is traded on the over-the-counter market. NASDAQ symbol: FULL

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 18, 1996 at 3:00 p.m. at Ruberto's restaurant and banquet center, 1132 East Country Road E, Vadnais Heights, Minnesota. All shareholders are cordially invited to attend.

Available Publications
The company's annual report is distributed regularly to stockholders. In addition, other publications are available upon request. They include:
 . Automatic Dividend Reinvestment Brochure
 . Community Affairs Annual Report
 . Corporate Profile
 . Environmental Brochure
 . Form 10-K as filed with the Securities Exchange Commission
 . The Story of H.B. Fuller Company 1887-1987
 . Quarterly Earnings Releases

Corporate Headquarters
H.B. Fuller Company, 2400 Energy Park Drive, St. Paul, Minnesota 55108-1591,
(612) 645-3401.

Dividend Reinvestment Plan

The dividend reinvestment plan provides a convenient way for shareholders to increase their holdings of H.B. Fuller Company common stock, with no fees or commissions charged. Approximately 77 percent of our shareholders of record currently are participants.

                     1995 H.B. Fuller Company Annual Report

Form 10-K Report

H.B. Fuller Company's Form 10-K annual report for the year ended November 30, 1995, filed with Securities and Exchange Commission, Washington DC, is available upon request at no charge. Exhibits to the Form 10-K are available at a charge sufficient to cover postage and handling. This material may be obtained by writing to: Corporate Secretary, H.B. Fuller Company, 1200 West County Road E, Arden Hills, Minnesota 55112-3792.

Independent Accountants
Price Waterhouse LLP, Minneapolis, Minnesota

Investor Contact:
Richard Edwards
Director of Investor Relations
(612) 481-3650

Market Makers
The following firms made a market in H.B. Fuller Company as of November 30, 1995.
 . Cantor, Fitzgerald & Co.
 . Everen Securities, Inc.
 . Herzog, Heine, Geduld, Inc.
 . Lehman Brothers Inc.
 . Mayer & Schweitzer Inc.
 . Merrill Lynch, Pierce, Fenner
 . Sherwood Securities Corp.
 . Smith Barney, Inc.
 . Troster Singer Corp.

Number of Common Shareholders
As of November 30, 1995, there were approximately 5,390 common shareholders of record.

Transfer Agent and Registrar
Norwest Bank Minnesota, N.A., 161 North Exchange, South St. Paul, Minnesota 55075, 1-800-468-9716 or (612) 450-4064 (in Minnesota).

                            Shareholder Composition
                                 November 1995

                             [CHART APPEARS HERE]

                         52.3%   Domestic Institutions
                         26.5%   Individuals
                         13.6%   Employee Plans
                          7.0%   Directors & Officers
                          0.6%   Foreign Institutions

                              H.B. Fuller Company

                        Now offers Investor Information
                           at the touch of a finger.

             When you want to receive shareholder material through
                  the mail or if you'd like to be added to our mailing list, call our Shareholder Services
                            Line at 1-800-214-2523.

                                 FAX ON DEMAND
                       Call 1-800-758-5804 . Pin #336719
        for a fax of the year's earnings releases, as well as faxes on up-to-date information on the company.

                             Coming in May of 1996
                      H.B. Fuller will be on the Internet.
                            Watch for more details.