Form 10-K, Exhibit 13
period 1996-11-30
FULLER H B CO
filed 1997-02-28
CIK 39368

--------------------------------------------------------------------------------
Management's Analysis of Results of Operations and Financial Condition
--------------------------------------------------------------------------------
                                                          (Dollars in thousands)


The following discussion includes comments and data relating to the Company's financial condition and results of operations for the three fiscal years ended November 30, 1996. This section should be read in conjunction with the Consolidated Financial Statements and related notes as they contain important information for evaluation of the Company's comparative financial condition and operating results.

Results of Operations:
1996 Compared to 1995

Effective December 1, 1995, in the first quarter of the Company's 1996 fiscal year, the Company's non-U.S. subsidiaries that previously reported on a fiscal year ending September 30 changed their reporting period to a Company-wide 52-week fiscal year ending on the Saturday closest to November 30. This change was made to reflect the results of operations and financial position of these subsidiaries on a more timely basis and to increase operating and planning efficiency. The pro forma 1995 column in the income statement reflects the impact of this change on 1995 earnings. (See Notes 1 and 15 to the Consolidated Financial Statements.) All comparisons of 1996 results to 1995 results will be made to the pro forma 1995 results.

Worldwide sales for 1996 were a record $1,275,716, an increase of $26,904 or 2.2 percent over 1995 sales of $1,248,812. Net earnings for 1996 were $45,430, an increase of $19,767 or 77.0 percent from 1995 earnings of $25,663. 1995 net earnings were adversely affected by an accounting change charge of $2,532 relating to the Company's adoption of the Financial Accounting Standards Board Statement No. 112, "Employers' Accounting for Postemployment Benefits."

Sales changes by geographic area were as follows:

Area                       Increase/(Decrease)
-----------------------------------------------
North America              $ 40,775         6%
Latin America                   385         -
Europe                      (13,792)       (5%)
Asia/Pacific                   (464)       (1%)
                         ----------
Total                      $ 26,904         2%

In North America, the 6 percent increase in sales is composed of a 5 percentage point increase due to volume and change in product mix and one percentage point related to acquisitions and divestitures. North American operating earnings increased 36.3 percent compared to 1995.

Within North America, the Adhesives, Sealants and Coatings (ASC) Group produced a 7 percent sales increase over 1995 with 3 percentage points of the increase a result of expanded sales within core industrial markets and strong sales by the ASC structural group, especially in the engineered systems and window markets. Sales to the automotive markets, as a result of labor strikes at General Motors in 1996, approximated 1995 sales. Sales to the nonwoven market were down slightly from 1995. ASC Group operating earnings had a substantial increase over 1995 supported by relatively stable raw material costs and lower operating expenses resulting from continuing cost containment programs.

The North American Specialty Group, adjusted for the sale of the Monarch Division in the Third Quarter of 1996, experienced an 8 percent sales increase and strong operating earnings increase in 1996 compared to 1995. Foster Products Corporation, TEC Incorporated and Linear Products Incorporated had strong sales increases and Industrial Coatings Division had a moderate increase in sales.

Sales by the Company's Latin American operations approximated the sales of the prior year with a 3 percentage point increase resulting from pricing, a 2 percentage point decrease in volume and product mix and a one percentage point decrease from closing the Acrylicos Division in Costa Rica. The decrease in volume was primarily the result of economic slowdowns in Ecuador, El Salvador, Guatemala, Panama and Venezuela. Operating earnings for Latin America decreased
13.6 percent compared to 1995 due to increasing raw material costs, competitive pressures, and the impact of reduced volumes in 1996.

Exhibit 13 Page 17
SALES TO UNAFFILIATED CUSTOMERS
        58%     North America
        21%     Europe
        14%     Latin America
         7%     Asia/Pacific

Exhibit 13 Page 17
OPERATING EARNINGS
        71%     North America
        16%     Latin America
        15%     Europe
        -2%     Asia/Pacific

Exhibit 13 Page 17
TRADE SALES BY CLASS OF PRODUCT
        88%     Adhesives, Sealants and Coatings
         7%     Paints
         5%     Other

                        1996 H.B. FULLER ANNUAL REPORT

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Sales in Europe decreased 5 percent in 1996 compared to 1995, with the strengthening of the U.S. dollar negatively affecting the sales by one percentage point. The 4 percentage point decrease in local currency sales was primarily from a decreased volume and change in product mix. In spite of a continuing weak German economy, which was the primary cause for the volume declines, stringent cost control measures and stable raw material costs produced operating earnings which increased 18.2 percent in 1996 compared to the prior year.

Sales in Asia/Pacific decreased one percent in 1996 from 1995. The strengthening of the U.S. dollar accounted for a decrease of 5 percentage points. The 4 percentage point increase in local currency sales included 7 percentage points from increased volume and change in product mix which was partially offset by 3 percentage points of negative pricing. Operating losses in the region approximated the losses of 1995.

The Company continues to develop its organization and implement strategies to effectively serve large global customers, recognizing that, along with significant opportunities for sales growth, such an approach also carries the usual risks of increasing dependence on fewer large customers. In 1996, no single customer accounted for over 5 percent of Company-wide sales. Increasing globalization of corporate functions such as information technology, purchasing, research and development, manufacturing, engineering and quality programs should result in improved productivity and customer service.

Consolidated gross margin for the Company, as a percent of sales, increased to
31.7 percent in 1996 from 31.3 percent in 1995. During 1996, the Company overall experienced relatively stable raw material costs and expects the same in 1997. Gross margins, as a percent of sales, in North America and Europe improved from 1995 levels.

Consolidated selling, administrative and other expenses for the Company were down $1,701 or 0.5 percent from 1995, and as a percent of sales, decreased from
26.0 percent in 1995 to 25.4 percent in 1996. This was primarily the result of employee headcount control, cost control efforts and globalization of the Company. The year-end 1996 employee headcount was 8 percent less than the 6,400 employees at year-end 1995. Divestiture of the Monarch Division caused 2 percent of the reduction.

Interest expense was $18,881 in 1996, up $749 or 4.1 percent from prior year. Total Company borrowing at year-end 1996 was above that at year-end 1995, primarily as a result of borrowing to fund capital expenditures. Capitalized interest costs associated with major property and equipment projects decreased from $2,634 in 1995 to $2,518 in 1996.

Other income/expense, net, changed from $3,161 expense in 1995 to $1,995 expense in 1996, primarily as a result of decreased currency losses and a gain on the sale of equity investments in 1996 which was partially offset by an expense of $1,188 for an environmental clean up reserve. (See Notes 1 and 2 to the Consolidated Financial Statements.)

Gain on sale of assets increased from $1,764 of $0.08 per share in 1995 to $16,673 or $0.71 per share in 1996. (See Note 4 to the Consolidated Financial Statements.)

Income taxes totaled $31,233 in 1996, a 72.6 percent increase from $18,094 in 1995. The effective tax rate increased from 39.2 percent in 1995 to 40.8 percent in 1996. The increase is primarily due to reduced losses or turnarounds in earnings of non-U.S. loss operations in 1995 which reduced the 1995 effective tax rate.

Exhibit 13 Page 18
RETURN ON NET SALES
        1996            3.6%
        1995 *          2.3%
        1994            2.8%
        1993 *          2.2%
        1992            3.8%
        1991            3.2%
        1990            2.7%
        1989            2.1%
        1988            3.1%
        1987            4.3%

* Excludes cumulative effect of charge in accounting principles.
  1995 is pro forma 1995.

Exhibit 13 Page 18
RETURN ON AVERAGE EQUITY
        1996           14.3%
        1995 *          9.8%
        1994           11.5%
        1993 *          8.4%
        1992           15.0%
        1991           13.3%
        1990           11.0%
        1989            8.6%
        1988           12.4%
        1987           17.4%

* Excludes cumulative effect of change in accounting principles.
  1995 is pro forma 1995.

                        1996 H.B. FULLER ANNUAL REPORT

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Results of Operations:
1995 Compared to 1994

Worldwide sales for 1995 were $1,243,818, an increase of $146,451 or 13.3 percent over 1994 sales of $1,097,367. Net earnings for 1995 were $28,663, a decrease of $2,200 or 7.1 percent from 1994 earnings of $30,863. 1995 net earnings were adversely affected by an accounting change charge of $2,532 relating to the Company's adoption of the Financial Accounting Standards Board Statement No. 112.

Sales changes by geographic area were as follows:

Area                            Increase
----------------------------------------------
North America           $ 54,467         9%
Latin America             23,393        15%
Europe                    52,455        23%
Asia/Pacific              16,136        23%
                       ---------
Total                   $146,451        13%

In North America, the 9 percent increase in sales is composed of a 5 percentage point increase due to pricing and 4 percentage points related to an acquisition in the United States in 1994. North American operating earnings increased 11.5 percent compared to 1994.

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

Sales in Europe increased 23 percent in 1995 compared to 1994, with the weakening of the U.S. dollar positively affecting the increase by 13 percentage points. The 10 percentage point increase in local currency sales included 3 percentage points from increased volume and change in product mix, 2 percentage points from an acquisition in the United Kingdom (in 1994) and 5 percentage points from increased pricing. Operating earnings increased 20.1 percent in 1995 compared to the prior year. All of the improvement in operating earnings occurred in the first three quarters of the year. In the fourth quarter, a weakening German economy caused volume declines and an unfavorable impact on operating earnings compared to 1994.

Exhibit 13 Page 19
RETURN ON AVERAGE ASSETS
        1996            5.4%
        1995 *          3.6%
        1994            4.7%
        1993 *          3.9%
        1992            6.7%
        1991            5.5%
        1990            4.5%
        1989            3.5%
        1988            5.5%
        1987            8.3%

* Excludes cumulative effect of change in accounting principles.
  1995 is pro forma 1995.

Exhibit 13 Page 19
RETURN ON INVESTED CAPITAL (a)
        1996           10.3%
        1995 *          7.8%
        1994            9.4%
        1993 *          8.0%
        1992           13.3%
        1991           11.6%
        1990            9.6%
        1989            7.7%
        1988           10.4%
        1987           14.8%

(a) Average invested capital is a two-point average of long-term and short-term debt, minority interest and stockholders' equity. After tax interest expense and minority interest are added back to net earnings.

* Excludes cumulative effect of change in accounting principles.
  1995 is pro forma 1995.

                        1996 H.B. FULLER ANNUAL REPORT

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

Consolidated gross margin for the Company, as a percent of sales, decreased to
31.6 percent in 1995 from 32.2 percent in 1994. Pricing pressures in a weak European economy (particularly Germany), initial gross margins on 1994 acquisitions which were lower than the Company's overall gross margins, and a low volume increase, contributed to the gross margin percentage reduction. During most of 1995, the Company experienced rapidly increasing material costs. In North America, the Company was able to offset these material cost increases, for the most part, with price increases to maintain gross margin, as a percent of sales. Pricing efforts to offset raw material increases were less successful in other geographic areas, particularly Europe.

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

Other income/expense, net, decreased from $3,188 expense in 1994 to $2,967 expense in 1995, primarily as a result of decreased currency losses offset by increased goodwill. (See Notes 1 and 3 to the Consolidated Financial Statements.)

Income taxes totaled $19,148 in 1995, a 3.2 percent decrease from $19,782 in 1994. The effective tax rate decreased from 38.8 percent in 1994 to 38.0 percent in 1995. The reduction is primarily due to reduced losses or turnarounds in earnings of non-U.S. loss operations.

Liquidity and Capital Resources

The Company generated $81,261 in funds from operations in 1996 compared to $78,813 in 1995 and $50,789 in 1994. The increase in 1996 resulted primarily from increased depreciation and amortization and an increase in earnings partially offset by an increase in accounts receivable balances. The Company also generated funds from the sale of assets. (See Note 4 to the Consolidated Financial Statements.) Major other uses of cash during 1996 were capital expenditures, funding of postretirement benefits, purchase of a business and payment of dividends. Cash was $3,515 at November 30, 1996, compared to $9,061 at November 30, 1995. The $3,515 cash balance is considered adequate to meet Company needs in light of its unused lines of credit at November 30, 1996.

Working capital was $141,617 at November 30, 1996, compared to $142,056 at November 30,1995. The current ratio at year-end 1996 was 1.6, equal to the ratio at year-end 1995. The number of days sales in trade accounts receivable was 52 at November 30, 1996, an increase of one days sales from 51 at November 30, 1995. The average days sales in inventory on hand was 63 in 1996, compared to 68 in 1995.

Exhibit 13 Page 20
RESEARCH AND DEVELOPMENT EXPENSES (In millions)
        1996            $25.8
        1995            $26.5
        1994            $23.6
        1993            $21.8
        1992            $20.4
        1991            $17.2
        1990            $16.1
        1989            $15.5
        1988            $14.4
        1987            $12.3

Exhibit 13 Page 20
WORKING CAPITAL (In millions)
        1996           $141.6
        1995           $142.1
        1994           $129.7
        1993           $119.9
        1992           $130.8
        1991           $108.8
        1990            $96.1
        1989            $95.6
        1988           $104.1
        1987            $86.6

                        1996 H.B. FULLER ANNUAL REPORT

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Management believes that the Company will continue to have access to short-term and long-term credit markets to fund its working capital requirements, capital expenditure programs and future acquisitions. The Company's ratio of long-term debt to total capitalization was 34.0 percent at November 30, 1996, compared to
35.7 percent at November 30, 1995. At year-end 1996, the Company had short-term and long-term lines of credit of $358,064 of which $160,000 was committed. The unused portion of these lines of credit was $262,019. Subsequent to the year-end, the Company increased the lines of credit to $458,064 of which $260,000 is committed. (See Notes 7 and 8 to the Consolidated Financial Statements.)

Capital expenditures for property, plant and equipment of $89,847 in 1996 were primarily for completion of construction of a manufacturing plant in the Philippines, to complete construction of a research and development facility in Minnesota, for an information systems project, for general improvements in manufacturing productivity and operating efficiency and for environmental projects. Environmental capital expenditures, less than 10 percent of total expenditures, are not a material portion of overall Company expenditures. Future commitments related to 1996 capital projects are estimated to be approximately $16,000 in 1997. The Company plans to decrease its capital expenditures in 1997 from 1996 levels.

Over the recent past, approximately 50 percent of H.B. Fuller's sales and earnings have come from its foreign subsidiaries. In any one quarter, swings in exchange rates, particularly the deutsche mark and Japanese yen, can have an impact on Fuller's results. (See Note 1 to Consolidated Financial Statements.) The Company's operations in Canada and Europe use forward foreign exchange contracts to hedge foreign currency denominated accounts receivable/payable and intercompany loans.

Exhibit 13 Page 21
CAPITAL EXPENDITURES GROSS (In millions)
        1996            $89.8
        1995            $90.7
        1994            $65.0
        1993            $41.8
        1992            $34.5
        1991            $30.0
        1990            $31.5
        1989            $40.9
        1988            $40.2
        1987            $29.6

Exhibit 13 Page 21
CAPITALIZATION RATIO
        1996            34.0%
        1995*           35.7%
        1994            32.1%
        1993*           19.5%
        1992            17.3%
        1991            24.7%
        1990            30.9%
        1989            35.1%
        1988            35.5%
        1987            17.0%

* Excludes cumulative effect of change in accounting principles.
  1995 is pro forma 1995.

                         1996 H.B. FULLER ANNUAL REPORT

--------------------------------------------------------------------------------
Consolidated Statements of Earnings
--------------------------------------------------------------------------------

H.B. Fuller Company and Subsidiaries
(Dollars in thousands, except per share amounts)


                                                                              Pro Forma
YEAR ENDED NOVEMBER 30                                                1996*        1995**       1995         1994
-------------------------------------------------------------------------------------------------------------------
Net sales                                                       $1,275,716   $1,248,812   $1,243,818   $1,097,367
Cost of sales                                                      871,501      857,941      851,291      743,843
-------------------------------------------------------------------------------------------------------------------
 Gross profit                                                      404,215      390,871      392,527      353,524
Selling, administrative and other expenses                         323,461      325,162      322,762      287,571
-------------------------------------------------------------------------------------------------------------------
 Operating earnings                                                 80,754       65,709       69,765       65,953
Interest expense                                                   (18,881)     (18,132)     (18,132)     (11,747)
Gain from sale of assets                                            16,673        1,764        1,764            -
Other income (expense), net                                         (1,995)      (3,161)      (2,967)      (3,188)
-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, minority
 interests and accounting  change                                   76,551       46,180       50,430       51,018
Income taxes                                                       (31,233)     (18,094)     (19,148)     (19,782)
Net earnings of consolidated subsidiaries
 applicable to minority interests                                      112          109          (87)        (373)
-------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect
 of accounting change                                               45,430       28,195       31,195       30,863
Cumulative effect of  accounting change                                  -       (2,532)      (2,532)           -
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                       $45,430      $25,663      $28,663      $30,863
-------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:
 Earnings before accounting change                                   $3.22        $2.01        $2.22        $2.20
 Accounting change                                                       -        (0.18)       (0.18)           -
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                         $3.22        $1.83        $2.04        $2.20
-------------------------------------------------------------------------------------------------------------------
Average number of common and common
 equivalent shares outstanding                                      14,114       14,059       14,059       14,036
-------------------------------------------------------------------------------------------------------------------

 * 52-week year
** See Consolidated Financial Statements Note 1, Change in Year-end. See accompanying Notes to Consolidated Financial Statements.

                        1996 H.B. FULLER ANNUAL REPORT

--------------------------------------------------------------------------------
Consolidated Balance Sheets
--------------------------------------------------------------------------------



NOVEMBER 30                                                                   1996             1995       H.B. Fuller Company and
-----------------------------------------------------------------------------------------------------     Subsidiaries
Assets                                                                                                    (Dollars in thousands)
Current Assets:
 Cash                                                                     $  3,515         $  9,061
 Trade receivables, less allowance for doubtful accounts
   of $7,043 in 1996 and $6,256 in 1995                                    192,743          178,565
 Inventories                                                               151,212          159,024
 Other current assets                                                       40,728           40,991
-----------------------------------------------------------------------------------------------------
Total current assets                                                       388,198          387,641
Net property, plant and equipment                                          391,201          355,123
Deposits and miscellaneous assets                                           38,457           31,094
Other intangibles, less accumulated amortization
 of $17,613 in 1996 and $16,956 in 1995                                     15,383           16,761
Excess of cost over net assets acquired, less accumulated
 amortization of $13,179 in 1996 and $10,095 in 1995                        36,036           38,310
-----------------------------------------------------------------------------------------------------
Total assets                                                              $869,275         $828,929
-----------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities:
 Notes payable                                                            $ 47,920         $ 53,749
 Current installments of long-term debt                                     11,141            5,722
 Accounts payable - trade                                                  118,181          117,446
 Accrued payroll and employee benefits                                      32,697           28,276
 Other accrued expenses                                                     28,513           31,228
 Income taxes                                                                8,129            9,164
------------------------------------------------------------------------------------------------------
Total current liabilities                                                  246,581          245,585
Long-term debt, excluding current installments                             172,779          166,459
Accrued pensions                                                            89,735           85,689
Other liabilities                                                           22,685           26,111
Minority interests in consolidated subsidiaries                              2,755            5,671
Stockholders' Equity:
 Series A preferred stock                                                      306              306
 Common stock                                                               14,066           14,007
 Additional paid-in capital                                                 22,493           20,771
 Retained earnings                                                         292,828          256,489
 Foreign currency translation adjustment                                     9,097           11,319
 Unearned compensation - restricted stock                                   (4,050)          (3,478)
------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                 334,740          299,414
------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                $869,275         $828,929
------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                         1996 H.B. FULLER ANNUAL REPORT

--------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------
H.B. Fuller Company and Subsidiaries
(Dollars in thousands)


YEARS ENDED NOVEMBER 30, 1996, 1995 AND 1994
                                                                                                                         Unearned
                                                                                                            Foreign       Compen-
                                                                                  Additional                Currency      sation
                                                             Preferred   Common     Paid-in    Retained   Translation   Restricted
                                                               Stock     Stock      Capital    Earnings    Adjustment      Stock
-----------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1993                                     $306  $13,898      $16,908   $215,148       $ 4,357      $(1,221)

Stock compensation plans, net                                        -       76        2,050          -             -       (1,226)
Retirement of common stock                                           -      (39)         (51)    (1,418)            -            -
Net earnings - 1994                                                  -        -            -     30,863             -            -
Dividends paid                                                       -        -            -     (8,021)            -            -
Change in foreign currency translation                               -        -            -          -         3,175            -
-----------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1994                                      306   13,935       18,907    236,572         7,532       (2,447)

Stock compensation plans, net                                        -       72        1,864          -             -       (1,031)
Net earnings - 1995                                                  -        -            -     28,663             -            -
Dividends paid                                                       -        -            -     (8,746)            -            -
Change in foreign currency translation                               -        -            -          -         3,787            -
-----------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1995                                      306   14,007       20,771    256,489        11,319       (3,478)

Stock compensation plans, net                                        -       59        1,722          -             -         (572)
Net earnings - change in non-U.S. year-end*                          -        -            -        118             -            -
Net earnings - 1996                                                  -        -            -     45,430             -            -
Dividends paid                                                       -        -            -     (9,209)            -            -
Changes in foreign currency translation:
 Translation gain adjustment included in net
  earnings due to substantial liquidation of
  non-U.S. assets                                                    -        -            -          -           208            -
 Other                                                               -        -            -          -        (2,430)           -
-----------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1996                                     $306  $14,066      $22,493   $292,828       $ 9,097      $(4,050)
-----------------------------------------------------------------------------------------------------------------------------------

* See Consolidated Financial Statements Note 1, Change in Year-end.

See accompanying Notes to Consolidated Financial Statements.



24                       1996 H.B. FULLER ANNUAL REPORT

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------


YEAR ENDED NOVEMBER 30                                          1996*          1995            1994        H.B. Fuller Company and
-----------------------------------------------------------------------------------------------------      Subsidiaries
Cash flows from operating activities:                                                                      (Dollars in thousands)
 Net earnings                                               $ 45,430       $ 28,663       $  30,863
 Adjustments to reconcile net earnings to net
  cash provided by operating activities:
   Depreciation and amortization                              46,992         41,203          33,379
   Pension costs                                              13,132         10,817          10,453
   Gain on sale of assets                                    (10,041)        (1,076)              -
   Other items                                                 4,324          7,135             338
 Change in current assets and liabilities
  (net of effect of acquisitions/divestitures):
    Accounts receivable                                      (28,781)        (6,617)        (18,206)
    Inventory                                                  7,727         (2,344)        (15,172)
    Other current assets                                        (929)        (1,672)         (1,985)
    Accounts payable                                           5,138          8,646           7,010
    Accrued expense                                            3,466         (3,960)          4,564
    Income taxes payable                                      (5,197)        (1,982)           (455)
-----------------------------------------------------------------------------------------------------
      Net cash provided by operating activities               81,261         78,813          50,789
Cash flows from investing activities:
 Purchased property, plant and equipment                     (89,847)       (90,664)        (65,018)
 Proceeds from sale of assets                                 29,194          2,103               -
 Purchased businesses, net of cash acquired                   (8,120)        (2,664)        (76,327)
-----------------------------------------------------------------------------------------------------
      Net cash used in investing activities                  (68,773)       (91,225)       (141,345)
Cash flows from financing activities:
 New long-term debt                                           62,643         79,954          74,976
 Long-term debt paid                                         (58,504)       (46,421)         (4,204)
 Notes payable                                                (5,237)          (584)         23,410
 Dividends paid                                               (9,209)        (8,746)         (8,021)
 Fund postretirement benefits                                 (5,899)        (6,682)              -
 Other                                                        (1,666)        (6,150)         (3,680)
-----------------------------------------------------------------------------------------------------
      Net cash (used) provided by financing activities       (17,872)        11,371          82,481
Effect of exchange rate changes                                 (162)           272             528
-----------------------------------------------------------------------------------------------------
      Net change in cash                                      (5,546)          (769)         (7,547)
Cash at beginning of year                                      9,061          9,830          17,377
-----------------------------------------------------------------------------------------------------
Cash at end of year                                         $  3,515       $  9,061       $   9,830
-----------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow  information:
 Cash paid for interest                                     $ 21,901       $ 18,506       $  12,628
 Cash paid for income taxes                                 $ 36,599       $ 30,083       $  26,291
Noncash investing and financing activities:
 Assets acquired by incurring notes payable                 $  6,831       $    750       $   8,008

* Includes the fifty-two weeks ended November 30, 1996 for all entities and the two month stub period for non-U.S. entities. See Consolidated Financial Statements Note 1, Change in Year-end.

See accompanying Notes to Consolidated Financial Statements.


                         1996 H.B. FULLER ANNUAL REPORT

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

H.B. Fuller Company and Subsidiaries
(In thousands, except share amounts)



1/  Summary of Significant Accounting Policies

The following information is presented to explain the accounting policies used to prepare H.B. Fuller Company's Consolidated Financial Statements.

Principles of Consolidation: The Consolidated Financial Statements include the accounts of the Company and all subsidiaries. Beginning with 1996, the Company's fiscal year ends on the Saturday closest to November 30th. All significant intercompany items have been eliminated in consolidation.

Change in Year-end: Effective December 1, 1995, in the first quarter of the Company's 1996 fiscal year, the Company's non-U.S. subsidiaries that previously reported on a fiscal year ending September 30, changed their reporting period to a Company wide 52-week fiscal year ending on the Saturday closest to November
30. This change was made to reflect the results of operations and financial position of these subsidiaries on a more timely basis and to increase operating and planning efficiency. The results of operations of these subsidiaries for the period October 1 through November 30, 1995, income of $118 or $0.01 per share, have been reflected as an adjustment to retained earnings. Sales for the period were $104,811 and cost of sales was $73,341. The Company also changed to thirteen-week quarters.

Use of Estimates: Generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Transaction losses included in determining earnings before income taxes and minority interests were as follows:

                                                      1996      1995      1994
--------------------------------------------------------------------------------
Currency translation gains, net                    $ 2,182   $   638   $ 4,450
Flow-through effect of inventory valuation, net       (246)   (1,233)   (3,729)
--------------------------------------------------------------------------------
                                                     1,936      (595)      721
Currency exchange losses, net                       (3,090)   (2,199)   (7,629)
--------------------------------------------------------------------------------
Total                                              $(1,154)  $(2,794)  $(6,908)
--------------------------------------------------------------------------------

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

Inventories: Inventories in the United States are recorded at cost (not in excess of market value) as determined primarily by the last-in, first-out method
(LIFO). Inventories of non-U.S. operations are valued at the lower of cost (mainly average cost) or market. Inventories at November 30 are summarized as follows:

                                                              1996        1995
--------------------------------------------------------------------------------
Raw materials                                            $  67,562   $  78,180
Finished goods                                              94,642      92,629
LIFO reserve                                               (10,992)    (11,785)
--------------------------------------------------------------------------------
Total                                                    $ 151,212   $ 159,024
--------------------------------------------------------------------------------

Property, Plant and Equipment: The major classes are:
                                                              1996        1995
--------------------------------------------------------------------------------
Land                                                     $  51,597   $  52,161
Buildings and improvements                                 178,704     171,439
Machinery and equipment                                    338,727     318,437
Construction in progress                                    95,164      66,224
--------------------------------------------------------------------------------
Total, at cost                                             664,192     608,261
Accumulated depreciation                                  (272,991)   (253,138)
--------------------------------------------------------------------------------
Net property, plant and equipment                        $ 391,201   $ 355,123
--------------------------------------------------------------------------------

Depreciation is generally computed on a straight-line basis over the useful lives of the assets including assets acquired by capital leases. Accelerated depreciation is used for income tax purposes where permitted.


                        1996 H.B. FULLER ANNUAL REPORT
26

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

Capitalized Interest Costs: Interest costs associated with major construction of property and equipment are capitalized. Interest expense for the years ended November 30, includes the following components:

                                                    1996       1995       1994
--------------------------------------------------------------------------------
Interest costs incurred                         $ 21,399   $ 20,766   $ 12,926
Capitalized interest costs                        (2,518)    (2,634)    (1,179)
--------------------------------------------------------------------------------
Interest expense                                $ 18,881   $ 18,132   $ 11,747
--------------------------------------------------------------------------------

Non-U.S. Operations: Net earnings and equity of non-U.S. operations for the years ended November 30 are:

                                               Pro Forma
                                         1996       1995       1995       1994
--------------------------------------------------------------------------------
Net earnings                         $  1,984   $    613   $  3,613   $  7,161
Equity                               $147,439   $137,174   $137,056   $128,312
--------------------------------------------------------------------------------

Financial Instruments: Financial instruments are used to hedge financial risk caused by fluctuating currency and interest rates. The differential to be paid or received is accrued as rates change and is recognized over the life of the agreements.

The Company enters into foreign exchange contracts as a hedge against firm commitment foreign currency intercompany receivables/payables/debt. Market value gains and losses are recognized and the resulting credit or debit offsets foreign exchange gains or losses on those receivables/payables/debt.

The carrying amounts and estimated fair values of the Company's significant other financial instruments at November 30 are as follows:

                                                              Carrying    Fair
                                                               Amount    Value
--------------------------------------------------------------------------------
1996:
Cash and short-term investments                               $  3,515  $  3,515
Notes payable                                                 $ 47,920  $ 47,920
Long-term debt                                                $183,920  $194,412

1995:
Cash and short-term investments                               $  9,061  $  9,061
Notes payable                                                 $ 53,749  $ 53,749
Long-term debt                                                $172,181  $184,944

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

Environmental Costs: The Company has a policy of expensing environmental costs relating to "cleaning up" of a problem caused during the time the Company owned the asset. If the problem was caused by a previous or other owner, the amount may be capitalized if the expenditure significantly increases the value of the asset. If there are doubts as to the impact on the value of the asset, the amount is expensed. For further information on environmental expense, see Item 3 of the 1996 10-K.

Income Taxes: The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Other Postretirement Benefits: The Company provides medical benefits for eligible retired employees, employee's beneficiaries and covered dependents. These costs are accrued during the years the employee renders the necessary service.

Postemployment Benefits: The Company provides postemployment benefits to inactive and former employees, employee's beneficiaries and covered dependents after employment, but prior to retirement. The cost of providing these benefits was


                        1996 H.B. FULLER ANNUAL REPORT

================================================================================


previously recognized as a charge to income in the year the benefits were provided. In November of 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS)No. 112 requiring accrual accounting for these costs during the years the employee renders the necessary service. The Company adopted this Standard in Fiscal Year 1995, the required effective date. The cumulative effect of adopting this Standard as of December 1, 1994 resulted in a charge of $2,532 ($0.18 per share) to 1995 earnings, net of $793 of income taxes.

Stock-Based Compensation: In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by this Standard, the Company will continue to measure compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board Opinion No. 25.

Earnings Per Common Share: Earnings per common share are determined by dividing earnings by the weighted-average number of common shares, including common share equivalents, outstanding during each year. Earnings used in the calculation are reduced by the dividends paid to the preferred stockholder.

Purchase of Company Common Stock: The Minnesota Business Corporation Act and the Company's Articles of Incorporation require that repurchased stock is included in the authorized shares of the Company, but is not included in shares outstanding. The excess of cost over par value is charged proportionally to the Additional Paid-In Capital and to the Retained Earnings. During 1996 the Board of Directors authorized a stock repurchase program under which up to 300,000 shares of H.B. Fuller Company common stock may be repurchased by the Company. The shares of common stock repurchased will be available for compensation plans of the Company. The program may be discontinued at any time. No shares were repurchased during fiscal 1996.

Reclassification: Certain prior years' amounts have been reclassified to conform to the 1996 presentation.

2/  Other Income (Expense), Net

Other income (expense), net in 1996 included a $1,496 gain on the sale of equity investments. All years include foreign currency losses. (See Note 1 to the Consolidated Financial Statements.)

3/  Acquisitions

In 1996 the Company purchased certain assets of a business for $8,120. In 1995 the Company purchased certain assets of a business for $2,664. In 1994 the Company purchased three businesses and certain assets of another business for $76,327 in cash. Assets acquired included other intangibles of $4,100 and $5,141 in 1996 and 1994, respectively and excess of cost over net assets acquired of $165 and $33,598 in 1996 and 1994, respectively. The acquisitions were accounted for as purchases and the accompanying Consolidated Financial Statements include the results of these businesses since the purchase date. The historical results of operations on a pro forma basis are not presented as the effects of the acquisitions were not material.

4/  Sale of Assets

The Company sold assets and two product lines, including epoxy tooling slabs and Monarch's sanitation chemicals for $29,194 in 1996 and assets and a product line in 1995 for $2,103 resulting in before tax gains of $16,673 and $1,764, respectively.

5/  Research and Development Expenses

Research and development expenses charged against earnings were $25,823, $26,541 and $23,624 in 1996, 1995 and 1994, respectively.

6/  Income Taxes

Earnings before income taxes, minority interests and cumulative effect of accounting changes for the years ended November 30 are as follows:

                                                 Pro Forma
                                          1996        1995      1995      1994
--------------------------------------------------------------------------------
United States (U.S.)                   $66,403     $40,468   $40,468   $36,525
Outside U.S.                            10,148       5,712     9,962    14,493
--------------------------------------------------------------------------------
Total                                  $76,551     $46,180   $50,430   $51,018
================================================================================

The components of the provision for income taxes excluding cumulative effect of accounting changes are:

                                                 Pro Forma
                                          1996        1995      1995      1994
--------------------------------------------------------------------------------
Current:
  U.S. federal                         $23,225     $13,020   $13,020   $13,379
  State                                  3,555       1,750     1,750     1,842
  Outside U.S.                           6,487       9,791    10,845     7,024
--------------------------------------------------------------------------------
                                        33,267      24,561    25,615    22,245
--------------------------------------------------------------------------------
Deferred:
  U.S. federal                          (2,453)        724       724    (1,746)
  State                                    (82)         83        83      (199)
  Outside U.S.                             501      (7,274)   (7,274)     (518)
--------------------------------------------------------------------------------
                                        (2,034)     (6,467)   (6,467)   (2,463)
--------------------------------------------------------------------------------
Total                                  $31,233     $18,094   $19,148   $19,782
================================================================================

                         1996 H.B. FULLER ANNUAL REPORT

================================================================================


The difference between the statutory U.S. federal income tax rate and the Company's effective income tax rate is explained below:

                                                      Pro Forma
                                                1996     1995    1995    1994
--------------------------------------------------------------------------------
Statutory U.S. federal income tax rate          35.0%    35.0%    35.0%    35.0%
State income taxes                               3.0      2.3      2.3      2.0
U.S. federal income taxes on dividends
  received from non-U.S. subsidiaries,
  before foreign tax credits                     3.6      7.3      7.3      1.0
Foreign tax credits                             (3.3)    (4.8)    (4.8)    (0.7)
Non-U.S. taxes                                   3.1     (1.1)    (2.3)     1.5
Other                                           (0.6)     0.5      0.5        -
--------------------------------------------------------------------------------
Total                                           40.8%    39.2%    38.0%    38.8%
================================================================================

Deferred income tax balances at November 30 were:

                                                                1996       1995
--------------------------------------------------------------------------------
Deferred tax assets                                          $63,790    $57,378
Valuation allowance                                           (6,258)    (5,229)
--------------------------------------------------------------------------------
Deferred tax assets net of valuation allowance                57,532     52,149
Deferred tax liabilities                                     (43,778)   (40,495)
--------------------------------------------------------------------------------
Net deferred tax assets                                      $13,754    $11,654
================================================================================

Deferred income tax balances at November 30 were related to:

                                                                1996       1995
--------------------------------------------------------------------------------
Depreciation                                                $(23,215)  $(23,825)
Pension                                                       16,053     14,845
Deferred compensation                                          5,640      4,786
Postretirement medical benefits                                6,546      4,588
Tax loss carryforwards                                        12,871     12,267
Inventory                                                      1,096      1,022
Provisions for expenses                                       (1,754)     1,752
Difference between assigned value and tax
  basis of acquisition                                        (1,564)    (1,656)
Currency gains/losses                                          1,581      1,510
Other                                                          2,758      1,594
--------------------------------------------------------------------------------
                                                              20,012     16,883
Valuation allowance                                           (6,258)    (5,229)
--------------------------------------------------------------------------------
Net deferred tax assets                                     $ 13,754   $ 11,654
================================================================================


U.S. income taxes have not been provided on approximately $69,630 of undistributed earnings of non-U.S. subsidiaries. The Company plans to reinvest these undistributed earnings. If any portion were to be distributed, the related U.S. tax liability would be reduced by foreign income taxes paid on those earnings plus any available foreign tax credit carryforwards. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable.

While non-U.S. operations of the Company have been profitable overall, cumulative losses of $31,195 are carried as net operating losses in 24 different countries. These losses can be carried forward to offset income tax liability on future income in those countries. Cumulative losses of $14,801 can be carried forward indefinitely, while the remaining $16,394 must be used during the 1997-2003 period.

7/  Notes Payable

The primary component of notes payable relates to the Company's short-term lines of credit with banks. This component totals $36,666. The amount of unused available borrowings under these lines at November 30, 1996 was $128,808.

The weighted average interest rate on short-term borrowings was 7.7% and 9.1% in 1996 and 1995, respectively.

Subsequent to year-end, the Company established revolving credit agreements with a group of major banks which provide committed short-term lines of credit of $102,000 through December 18, 1997. At the Company's option, interest is payable at the London Interbank Offered Rate plus 0.195%-0.4%, adjusted quarterly based on the Company's capitalization ratio, or a bid rate. A facility fee of 0.055%- 0.15% is payable quarterly.


                        1996 H.B. FULLER ANNUAL REPORT

================================================================================


8/  Long-Term Debt

Long-term debt, including obligations under capital leases, is summarized as follows:

                                                                                                                   1996       1995
------------------------------------------------------------------------------------------------------------------------------------

Revolving credit agreements (a) (b)                                                                            $ 46,518   $ 33,217
10.1% Senior Note, due 12/19/95                                                                                      --     10,000
10.32% Senior Note, due 12/19/98                                                                                 25,000     25,000
8.49% Senior Note Series A, due 12/19/01                                                                         26,000     26,000
8.54% Senior Note Series B, due 3/31/02                                                                           5,000      5,000
8.58% Senior Note Series C, due 2/3/05                                                                           22,000     22,000
8.73% Senior Note Series D, due 4/28/10                                                                          12,000     12,000
Industrial and commercial development bonds:
  TENR plus 1/4 of 1%, secured by a letter of credit, due 12/1/04                                                 4,100      4,100
  7.75%, due 11/1/16                                                                                              3,000      3,000
6.1%-7.76% other U.S. dollar notes, due at various dates through 2/05                                            10,359      5,056
8.15%-10.5% New Zealand dollar notes, due 4/99                                                                    8,046      8,106
6.8% Australian dollar notes, due 1/20/98                                                                         5,677        747
10.81% Italian lira notes, due 11/00                                                                              3,698      3,078
33%-38% lempira notes, payments due through 1999                                                                  1,125      2,251
24%-32% colones notes, payments due through 2001                                                                    950      2,208
22% Dominican peso note, payments due through 1997                                                                  587        594
1.65%-4.2% yen notes, due at various dates through 2005                                                           5,351      5,404
5%-28.5% other notes less than $500 each, due at various dates through 2002                                       1,721        913
Obligations under capital leases                                                                                  2,788      3,507
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                183,920    172,181
Current installments                                                                                            (11,141)    (5,722)
------------------------------------------------------------------------------------------------------------------------------------

Total                                                                                                          $172,779   $166,459
====================================================================================================================================


(a) The Company has revolving credit agreements with a group of major banks which provide committed lines of credit of $160,000 through August 31, 2002. At the Company's option, interest is payable at floating rates based on the prime interest rate, the London Interbank Offered Rate plus 1/2 of 1%, certificate of deposit rates plus 1/2 of 1% and a negotiated transaction rate. A commitment fee is payable on the unused portion at 1/4% per annum on the first $80,000 and at 1/8% per annum on the second $80,000.

(b) Subsequent to year-end, the Company established revolving credit agreements with a group of major banks which provide committed long-term lines of credit of $158,000 through December 20, 2003. At the Company's option, interest is payable at the London Interbank Offered Rate plus 0.175%-0.375%, adjusted quarterly based on the Company's capitalization ratio, or a bid rate. A facility fee of 0.075%-0.175% is payable quarterly.



                        1996 H.B. FULLER ANNUAL REPORT
30

================================================================================


The most restrictive debt agreements place limitations on secured and unsecured borrowings, operating leases, and contain minimum interest coverage, current assets and net worth requirements. In addition, the Company cannot be a member of any "consolidated group" for income tax purposes other than with its subsidiaries. At November 30, 1996 the Company exceeded minimum requirements for all financial covenants.

Aggregate maturities of long-term debt, including obligations under capital leases, amount to $11,141, $11,095, $35,340, $7,707 and $2,239 during the five fiscal years 1997 through 2001.

9/  Lease Commitments

Assets under capital leases are summarized as follows:

                                                                 1996      1995
--------------------------------------------------------------------------------
Land                                                          $ 5,584   $ 6,348
Buildings and improvements                                     10,006    10,463
Machinery and equipment                                            35       262
--------------------------------------------------------------------------------
                                                               15,625    17,073
Accumulated amortization                                       (4,068)   (4,225)
--------------------------------------------------------------------------------
Net assets under capital leases                               $11,557   $12,848
================================================================================

The following are the minimum lease payments that will have to be made in each of the years indicated based on capital and operating leases in effect as of November 30, 1996:

                                                             Capital   Operating
--------------------------------------------------------------------------------
Fiscal year:
1997                                                            $576      $8,460
1998                                                             569       6,848
1999                                                             554       5,387
2000                                                             538       3,584
2001                                                             476       3,101
Later years                                                      565       3,980
--------------------------------------------------------------------------------
Total minimum
  lease payments                                              $3,278     $31,360
                                                                         =======
Amount representing interest                                    (490)
---------------------------------------------------------------------
Present value of minimum
  lease payments                                              $2,788
=====================================================================

Rental expense for all operating leases charged against earnings amounted to $13,385, $14,051 and $11,853 in 1996, 1995 and 1994, respectively.

10/Contingencies

Legal: The Company and its subsidiaries are parties to various lawsuits and governmental proceedings. For further information on certain legal proceedings, see Item 3 of the 1996 10-K. In particular, the Company is currently deemed a potentially responsible party (PRP) or defendant, generally in conjunction with numerous other parties, in a number of government enforcement and private actions associated with hazardous waste sites. As a PRP or defendant, the Company may be required to pay a share of the costs of investigation and cleanup of these sites. In some cases the Company may have rights of indemnification from other parties. The Company's liability in the future for such claims is difficult to predict because of the uncertainty as to the cost of the investigation and cleanup of the sites, the Company's responsibility for such hazardous waste and the number or financial condition of other PRPs or defendants. As is the case with other types of litigation and proceedings to which the Company is a party, based upon currently available information, it is the Company's opinion that none of these matters will result in material liability to the Company.

Off Balance Sheet Financing: At November 30, 1996, the aggregate contract value of instruments to sell 4,823 pound sterling, 6,988 deutche marks, and $4,569 to buy foreign currency (primarily 29,942 Dutch guilders) was $17,683. The contracts mature between December 20, 1996 and November 20, 2000.

11/Retirement Plans

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


                        1996 H.B. FULLER ANNUAL REPORT

================================================================================



Pension cost consists of the following:
                                                             U.S. Plan                             Non-U.S. Plans
                                            ----------------------------------------   --------------------------------------
                                                 1996           1995          1994          1996             1995       1994
------------------------------------------------------------------------------------   --------------------------------------
Service cost-benefits earned during
 the period                                    $5,440         $4,190        $4,755        $2,586           $2,052     $1,961
Interest cost on projected benefit
 obligation                                    10,026          9,287         8,413         5,087            3,778      3,306
Return on plan assets   - actual              (11,607)       (33,954)       (1,055)         (690)            (406)      (317)
                        - deferred              1,096         24,668        (7,551)          373               93         29
Amortization of transition (asset)
 liability                                        (27)           (27)          (27)          107               94         80
All other cost components                         772            409           768           104               85        104
------------------------------------------------------------------------------------   --------------------------------------
Net pension cost                               $5,700         $4,573        $5,303        $7,567           $5,696     $5,163
====================================================================================   ======================================

The funded status of the plans and the amount recognized on the balance sheet at November 30 are:

                                                                                             Non-U.S. Plans
                                                                         ----------------------------------------------------
                                                     U.S. Plan               Assets Exceed ABO         ABO Exceeds Assets
                                            ---------------------------  ---------------------------  -----------------------
                                                 1996           1995          1996          1995             1996       1995
-----------------------------------------------------------------------  ---------------------------  -----------------------
Actuarial present value of benefit
 obligations:
  - vested benefits                          $(95,720)      $(99,677)      $(3,086)      $(3,152)        $(44,133)  $(42,573)
  - non-vested benefits                        (3,830)        (4,403)          (15)          (15)            (705)      (567)
-----------------------------------------------------------------------  ---------------------------  -----------------------
Accumulated benefit obligation (ABO)          (99,550)      (104,080)       (3,101)       (3,167)         (44,838)   (43,140)
Effect of projected future
 compensation increases                       (35,137)       (36,267)         (402)         (422)          (8,516)    (8,859)
-----------------------------------------------------------------------  ---------------------------  -----------------------
Projected benefit obligation                 (134,687)      (140,347)       (3,503)       (3,589)         (53,354)   (51,999)
Plan assets at fair value                     141,474        132,977         4,795         4,422                -          -
-----------------------------------------------------------------------  ---------------------------  -----------------------
Plan assets in excess of (less than)
 projected benefit obligation                   6,787         (7,370)        1,292           833          (53,354)   (51,999)
Unrecognized prior service cost                 6,315          6,770            85           128              397        307
Unrecognized transition (asset)
 liability                                       (206)          (233)         (108)         (140)           1,527      1,847
Unrecognized net (gain) loss                  (44,744)       (28,269)         (105)          320             (625)    (2,517)
-----------------------------------------------------------------------  ---------------------------  -----------------------
(Accrued) prepaid pension costs             $ (31,848)     $ (29,102)      $ 1,164      $  1,141         $(52,055)  $(52,362)
=======================================================================  ===========================  =======================

Assumptions used:

                                                               U.S. Plan                             Non-U.S. Plans
                                               ----------------------------------------  ------------------------------------
                                                 1996           1995          1994          1996             1995       1994
---------------------------------------------------------------------------------------  ------------------------------------
Weighted average discount rate                    8.0%(1)       7.25%(1)      8.75%(1)   7.0-8.0%         7.0-8.0%   7.0-8.0%
                                                 7.25%(2)       8.75%(2)       7.5%(2)
Rate of increase in compensation levels           4.5%(1)        4.5%(1)       5.5%(1)   3.0-5.0%         5.0-6.0%   5.0-6.0%
                                                  4.5%(2)        5.5%(2)       5.0%(2)
Expected long-term rate of return on plan
 assets                                          10.0%          10.0%         10.0%          8.0%             8.0%       8.0%

(1) August 31, 1996 and November 30, 1995 and 1994 assumptions used for funded status of U.S. plan.
(2) December 1, 1995, 1994 and 1993 assumptions used for U.S. plan pension cost. The impact of a one percent increase in the discount rate is an approximate $1,400 decrease in annual pension cost.

The charge to earnings relating to all plans was $15,934, $12,627, and $11,983 in 1996, 1995 and 1994, respectively.



                        1996 H.B. FULLER ANNUAL REPORT

================================================================================


12/Other Postretirement Benefits

The Company and certain of its consolidated subsidiaries provides health care and life insurance benefits for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers.

The obligation for these benefits was determined by application of the terms of health and life insurance plans, together with relevant actuarial assumptions and health-care cost trend rates, as of December 1, 1995, projected at annual rates ranging from 9.1 percent in 1996 graded down to 4.9 percent for the year 2001 and after. The benefit obligation discount rate at that time was 7.25 percent.

The effect of a one percent annual increase in the assumed health-care cost trend rates would increase the accumulated postretirement benefits obligation at August 31, 1996, by $3,767 and the aggregate of service and interest cost components of net periodic postretirement benefit costs by $915.

The funded status of the plan was determined based on actuarial assumptions and health-care trend rates, as of August 31, 1996, projected at annual rates ranging from 8.3 percent in 1996 graded down to 4.9 percent for the year 2001 and after. The benefit obligation discount rate at that time was 8.0 percent.

The Company funds postretirement benefits through a Voluntary Employees' Beneficiaries Association Trust which was established in 1991. The funds are invested primarily in common stocks with an expected long-term rate of return of
8.5 percent.

The funded status of the plan at November 30, is as follows:

                                                               1996       1995
--------------------------------------------------------------------------------
Actuarial present value of postretirement
  benefit obligation:
  Current                                                  $(10,927)  $(13,022)
  Active employees fully eligible for benefits               (9,146)   (10,236)
  Other active employees                                     (7,837)   (15,295)
--------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation                                                (27,910)   (38,553)
Fair value of plan assets                                    29,886     22,991
Unrecognized prior service cost                              (5,738)         -
Unrecognized net (gain) loss                                     54      7,633
--------------------------------------------------------------------------------
(Accrued) unfunded postretirement
  benefit obligation                                        $(3,708)   $(7,929)
--------------------------------------------------------------------------------
Benefit obligation discount rate                                8.0%      7.25%

The components of net periodic postretirement benefit cost are as follows:

                                                           1996       1995        1994
----------------------------------------------------------------------------------------
Service cost-benefits earned during the period           $2,128     $1,820      $1,696
Interest cost on projected benefit obligation             2,437      2,623       1,951
Return on assets    - actual                             (1,643)    (5,265)        (71)
                    - deferred                             (421)     3,889        (942)
All other components                                       (425)       182          17
----------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                 $2,076     $3,249      $2,651
----------------------------------------------------------------------------------------

13/Stockholders' Equity

Preferred Stock:The Board of Directors is authorized to issue up to 10,000,000 additional shares of preferred stock that may be issued in one or more series and with such stated value and terms as may be determined by the Board of Directors.

Series A Preferred Stock: There were 45,900 Series A preferred shares with a par value of $6.67 authorized and issued at November 30, 1996 and 1995. The holder of Series A preferred stock is entitled to cumulative dividends at the rate of $0.33 per share per annum. Common stock dividends may not be paid unless provision has been made for payment of Series A preferred dividends. The Series A preferred stock has multiple voting rights entitling the Series A preferred stockholder to 80 votes per share. The terms of the Series A preferred stock include the right of the Company to purchase the shares at specified times and the right of the Company to redeem all shares at par value if authorized by the shareholders.

Series B Preferred Stock: In connection with the adoption of the shareholder rights plan, (see footnote below) the Board of Directors authorized a new series of preferred stock ("Series B preferred shares") that would be exchanged for the Company's existing Series A preferred shares, if and at such time as the rights issued pursuant to the new shareholder rights plan become exercisable. The Series B preferred shares have the same terms as the Series A preferred shares except that the voting rights of the Series B preferred shares are increased proportionately according to the number of shares issued upon the exercise or exchange of rights. The Company entered into a Stock Exchange Agreement dated July 18, 1996, with Elmer L. Andersen by which the Series B preferred shares would be exchanged for all Series A preferred shares on the date the rights under the shareholder rights plan become exercisable. The exchange of the Series A preferred shares, all of which are held by Elmer L. Andersen, for the new Series B preferred shares is intended to preserve Mr. Andersen's voting power, in the event any rights are exercised. No event has occurred which would cause the exchange to be effected.

Common Stock: There were 40,000,000 par value $1.00 common shares authorized and 14,065,752 and 14,006,719 shares issued at November 30, 1996 and 1995, respectively.



                        1996 H.B. FULLER ANNUAL REPORT

================================================================================


Shareholder Rights Plan: The Company has a shareholder rights plan under which each holder of a share of common stock also has one right to purchase one share of common stock for $180. The rights are not presently exercisable. Upon the occurrence of certain "flip-in" events, each right becomes exercisable and then entitles its holder to purchase $180 worth of stock of another party at one-half of its then market value. One flip-in event is when a person or group (an "acquiring person") acquires 15 percent or more of the Company's outstanding common stock. Rights held by an acquiring person or an adverse person are void. The Company may redeem the rights for one cent per share, but the redemption right expires upon the occurrence of a flip-in event. In addition, at any time after a person or group acquires 15 percent or more of the Company's outstanding common stock, but less than 50 percent, the Board of Directors may, at its option, exchange all or part of the rights (other than rights held by the acquiring person) for shares of the Company's common stock at a rate of one share of common stock for every right. The rights expire on July 30, 2006.

Directors' Stock Plan: The Directors' Stock Plan reserves 75,000 shares of common stock for allocation as payment of retainer fees. Directors, who are not employees, can choose to receive all or a portion of the payment of their retainer and meeting fees in shares of Company common stock when they leave the Board rather than cash payments each year. At November 30, 1996, 43,987 shares remained available for future allocation.

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

A total of 38,900, 39,800 and 37,346 restricted shares of the Company's common stock were granted to certain employees in 1996, 1995 and 1994, respectively. The market value of shares awarded $1,352, $1,403 and $1,419 has been recorded as unearned compensation - restricted stock in 1996, 1995 and 1994, respectively and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the ten-year vesting period and amounted to $473, $315 and $180 in 1996, 1995 and 1994, respectively.

A total of 25,500, 29,650 and 34,400 restricted share units of the Company's common stock were allocated to certain employees in 1996, 1995 and 1994, respectively. The market value of units allocated of $886, $1,045 and $1,307 in 1996, 1995 and 1994, respectively, is being charged to expense over the ten-year vesting period.

At November 30, 1996, 643,129 shares remained available for future grants or allocations.

1987 Stock Option Plan: Options outstanding at November 30, 1996 are 211,869 shares under the Company's 1987 non-qualified plan. Options are exercisable over varying periods ending on October 10, 2000. At November 30, 1996, no shares remained available for grants under this plan.


Information on stock options is shown in the following table:

                                                                                              Option Shares
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Outstanding            Exercisable              Price Range
-----------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1993                                               303,846                303,846              $8.13-16.33
Exercised                                                                   (36,563)               (36,563)              8.13-14.33
Cancelled                                                                      (500)                  (500)                   10.83
-----------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1994                                               266,783                266,783              14.33-16.33
Exercised                                                                   (33,321)               (33,321)                   14.33
Cancelled                                                                    (3,300)                (3,300)                   14.33
-----------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1995                                               230,162                230,162              14.33-16.33
Exercised                                                                   (17,918)               (17,918)             14.33-15.50
Cancelled                                                                      (375)                  (375)                   14.33
-----------------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1996                                               211,869                211,869             $14.33-16.33
===================================================================================================================================

                         1996 H.B. FULLER ANNUAL REPORT

================================================================================


14/Business Segment Information

The Company is a manufacturer of specialty chemical products, which includes the formulation, compounding and marketing of adhesives, sealants, coatings, paints and other specialty chemical products. The Company considers its manufacturing of specialty chemical and related products to be its dominant industry segment. This segment is served commonly by corporate/regional service departments including manufacturing, administration, research and development and marketing services.

The segment uses many common raw materials which are either petroleum-based or of a nonsynthetic nature. The segment is not capital intensive and the manufacturing facilities and raw materials are relatively interchangeable and are not, in general, highly specialized.

Operating earnings are net sales less operating costs and expenses pertaining to specific geographic areas.

A summary of Company operations by geographic areas for the years ended November 30 is as follows:


Sales to                                 Pro Forma
  unaffiliated  customers:       1996         1995         1995         1994
-------------------------------------------------------------------------------
North America                 $733,683     $692,908     $692,099     $637,632
Europe                         272,085      285,877      284,049      231,594
Latin America                  184,208      183,823      182,009      158,616
Asia/Pacific                    85,740       86,204       85,661       69,525
-------------------------------------------------------------------------------
Total trade sales           $1,275,716   $1,248,812   $1,243,818   $1,097,367
===============================================================================


                                          Pro Forma
Intercompany sales:               1996         1995         1995         1994
-------------------------------------------------------------------------------
North America                  $14,379      $16,032      $16,014      $14,341
Europe                           2,432        1,457        1,448        1,468
Latin America                    9,897        7,342        7,270        7,570
Asia/Pacific                        51          164          163            1
Eliminations                   (26,759)     (24,995)     (24,895)     (23,380)
-------------------------------------------------------------------------------
Total intercompany sales             -            -            -            -
===============================================================================

                                          Pro Forma
Net sales:                        1996         1995         1995         1994
-------------------------------------------------------------------------------
North America                 $748,062     $708,940     $708,113     $651,973
Europe                         274,517      287,334      285,497      233,062
Latin America                  194,105      191,165      189,279      166,186
Asia/Pacific                    85,791       86,368       85,824       69,526
Eliminations                   (26,759)     (24,995)     (24,895)     (23,380)
-------------------------------------------------------------------------------
Total net sales             $1,275,716   $1,248,812   $1,243,818   $1,097,367
===============================================================================


                                          Pro Forma
Earnings:                         1996         1995         1995         1994
-------------------------------------------------------------------------------
North America                  $57,485      $42,165      $41,908      $37,587
Europe                          11,864       10,036       12,567       10,464
Latin America                   13,140       15,208       16,516       17,631
Asia/Pacific                    (1,735)      (1,700)      (1,226)         271
-------------------------------------------------------------------------------
Operating earnings              80,754       65,709       69,765       65,953
Interest expense               (18,881)     (18,132)     (18,132)     (11,747)
Gain on sale of assets          16,673        1,764        1,764            -
Other (expense)income           (1,995)      (3,161)      (2,967)      (3,188)
-------------------------------------------------------------------------------
Earnings before income
 taxes, minority interest
 and accounting change         $76,551      $46,180      $50,430      $51,018
===============================================================================


Identifiable assets:                            1996         1995         1994
--------------------------------------------------------------------------------
North America                               $503,976     $460,895     $440,025
Europe                                       183,993      191,194      155,290
Latin America                                135,031      139,005      123,139
Asia/Pacific                                  74,439       70,985       64,679
Eliminations                                 (30,408)     (37,296)     (41,736)
General corporate assets                       2,244        4,146        1,220
--------------------------------------------------------------------------------
Total assets                                $869,275     $828,929     $742,617
================================================================================

                         1996 H.B. FULLER ANNUAL REPORT

================================================================================


15/Quarterly Data (unaudited)


                                                                       1st Qtr.     2nd Qtr.    3rd Qtr.    4th Qtr.          Year
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales:
 1996                                                                  $303,571     $320,223    $318,100    $333,822    $1,275,716
 Pro Forma 1995*                                                        291,579      321,381     309,063     326,789     1,248,812
 1995                                                                   295,649      322,434     312,590     313,145     1,243,818


Gross Profit:
 1996                                                                   $92,061     $101,266    $102,458    $108,430      $404,215
 Pro Forma 1995*                                                         91,068      101,811      97,920     100,072       390,871
 1995                                                                    93,379      103,768      99,329      96,051       392,527


Operating Earnings:

 1996                                                                   $10,027      $17,075     $26,989     $26,663      $80,754
 Pro Forma 1995*                                                         13,149       18,198      17,996      16,366        65,709
 1995                                                                    15,094       21,980      19,629      13,062        69,765


Earnings before cumulative effect of accounting change:

 1996                                                                    $2,670       $8,415     $22,015     $12,330       $45,430
 Pro Forma 1995*                                                          4,617        8,020       7,332       8,226**      28,195
 1995                                                                     6,033       10,069       8,762       6,331**      31,195


Cumulative effect of accounting change:

 Pro Forma 1995*                                                        $(2,532)           -           -           -       $(2,532)
 1995                                                                    (2,532)           -           -           -        (2,532)


Net Earnings:

 1996                                                                    $2,670       $8,415     $22,015     $12,330       $45,430
 Pro Forma 1995*                                                          2,085        8,020       7,332       8,226**      25,663
 1995                                                                     3,501       10,069       8,762       6,331**      28,663


Earnings before cumulative effect of accounting change per share:

 1996                                                                     $0.19        $0.60       $1.56       $0.87         $3.22
 Pro Forma 1995*                                                           0.33         0.57        0.52        0.59**        2.01
 1995                                                                      0.43         0.72        0.62        0.45**        2.22


Cumulative effect of accounting change per share:

 Pro Forma 1995*                                                         $(0.18)           -           -           -        $(0.18)
 1995                                                                     (0.18)           -           -           -         (0.18)


Net earnings per share:

 1996                                                                     $0.19        $0.60       $1.56       $0.87         $3.22
 Pro Forma 1995*                                                           0.15         0.57        0.52        0.59**        1.83
 1995                                                                      0.25         0.72        0.62        0.45**        2.04


*  See Consolidated Financial Statements Note 1, Change in Year-end.

** Effective tax rates for fourth quarter 1995 and pro forma 1995 were 29.3% and 34.4%, respectively, versus 39.8% and 43.3% in the third quarter, respectively, due to the geographical mix of earnings and the impact of determining the valuation reserve on deferred tax assets.



                        1996 H.B. FULLER ANNUAL REPORT

--------------------------------------------------------------------------------
Management's Report                            Report of Independent Accountants
--------------------------------------------------------------------------------


     The management of H.B. Fuller Company is responsible for the integrity, objectivity and accuracy of the financial statements of the Company and its subsidiaries. The accompanying financial statements, including the notes, were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts based on the best judgment of management.

     Management is also responsible for maintaining a system of internal accounting control to provide reasonable assurance that established policies and procedures are followed, that the records properly reflect all transactions of the Company and that assets are safeguarded against material loss from unauthorized use or disposition. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned duties.

/s/ Jorge Walter Bolanos

Jorge Walter Bolanos
Senior Vice President,
Chief Financial Officer and
Treasurer


/s/ Walter Kissling

Walter Kissling
President and
Chief Executive Officer


To the Board of Directors and Stockholders of H.B. Fuller Company

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of H.B. Fuller Company and its subsidiaries at November 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" in 1995.


/s/ Price Waterhouse LLP

Price Waterhouse LLP
Minneapolis, Minnesota
January 10, 1997



                        1996 H.B. FULLER ANNUAL REPORT

--------------------------------------------------------------------------------
1969-1996 In Review and Selected Data
--------------------------------------------------------------------------------

H.B. Fuller Company
and Subsidiaries


 Annual Growth Rate
  1-yr   5-yr  10-yr
  1995-  1991- 1986- (Dollars in thousands,               Pro Forma
  1996   1996  1996  except per share amounts)       1996*    1995**      1995       1994      1993      1992       1991      1990
-----------------------------------------------------------------------------------------------------------------------------------
    %      %     %   Income Statement Data:
   2.2#   8.2   9.2  Net sales                  $1,275,716 1,248,812 1,243,818  1,097,367   975,287   942,438    861,024   792,230
  22.9#   6.2   7.4  Operating earnings            $80,754    65,709    69,765     65,953    53,470    71,406     59,846    51,911
                     Earnings from
  61.1#  10.4   9.2    continuing operations       $45,430    28,195    31,195     30,863    21,701    35,622     27,687    21,145
  77.0#  10.4   9.2  Net earnings                  $45,430    25,663    28,663     30,863     9,984    35,622     27,687    21,145
  16.3   13.4  14.5  Depreciation                  $40,878              35,134     28,177    24,934    24,865     21,787    20,376
   4.1    5.0  11.8  Interest expense              $18,881              18,132     11,747    10,459    12,537     14,788    14,028
  72.6#  10.3   8.3  Income taxes                  $31,233    18,094    19,148     19,782    19,191    24,716     19,173    15,234
                     Balance Sheet Data:
   4.9   11.3  11.6  Total assets                 $869,275             828,929    742,617   564,521   561,204    508,911   489,634
  (0.3)   5.4   6.7  Working capital              $141,617             142,056    129,665   119,905   130,817    108,779    96,097
                     Current ratio                     1.6                 1.6        1.6       1.7       1.8        1.7       1.7
                     Net property,
  10.2   13.5  13.6    plant and equipment        $391,201             355,123    295,090   232,547   223,153    207,378   202,341
                     Long-term debt, excluding
   3.8   19.2  16.6    current installments       $172,779             166,459    130,009    60,261    53,457     71,814    88,240
  11.8#   8.9   9.5  Stockholders' equity         $334,740   299,532   299,414    274,805   249,396   255,040    219,050   197,191
                     Stockholder Data:
                     Earnings from continuing
                       operations:
  60.2#  10.0   9.2    Per common share              $3.22      2.01      2.22       2.20      1.55      2.55       2.00      1.53
                       Percent of net sales            3.6       2.3       2.5        2.8       2.2       3.8        3.2       2.7
                     Net earnings:
  76.0#  10.0   9.2    Per common share              $3.22      1.83      2.04       2.20      0.71      2.55       2.00      1.53
                       Percent of net sales            3.6       2.1       2.3        2.8       1.0       3.8        3.2       2.7
                     Dividends paid:
   4.8    9.8  11.0    Per common share             $0.655               0.625      0.575      0.54      0.46       0.41      0.40
                     Stockholders' equity:
  11.3#   8.3   9.5    Per common share             $23.78     21.36     21.35      19.70     17.92     18.43      15.96     14.56
                     Return on average
                       stockholders' equity           14.3       9.8      10.0       11.5       4.0      15.0       13.3      11.0
                     Common stock price:
  20.1    4.5   8.7    High                         $47.75               39.75      42.25     42.75     53.25      38.33     19.17
   6.3    9.4  11.2    Low                          $29.50               27.75      29.00     31.25     32.58      18.83     13.75
                     Average common shares
                       outstanding
   0.4    0.4  (0.1)   (in thousands)               14,114              14,059     14,036    14,018    13,989     13,854    13,798
  (7.8)   1.0   2.7  Number of employees             5,900               6,400      6,400     6,000     5,800      5,600     5,600



 Annual Growth Rate
  1-yr   5-yr  10-yr
  1995-  1991- 1986- (Dollars in thousands,
  1996   1996  1996  except per share amounts)        1989      1988
--------------------------------------------------------------------
    %      %     %   Income Statement Data:
   2.2#   8.2   9.2  Net sales                     753,374   684,034
  22.9#   6.2   7.4  Operating earnings             46,009    46,430
                     Earnings from
  61.1#  10.4   9.2    continuing operations        15,671    21,081
  77.0#  10.4   9.2  Net earnings                   15,671    21,081
  16.3   13.4  14.5  Depreciation                   16,571    14,469
   4.1    5.0  11.8  Interest expense               13,237     8,477
  72.6#  10.3   8.3  Income taxes                   13,936    14,361
                     Balance Sheet Data:
   4.9   11.3  11.6  Total assets                  455,172   434,293
  (0.3)   5.4   6.7  Working capital                95,645   104,071
                     Current ratio                     1.8       1.9
                     Net property,
  10.2   13.5  13.6    plant and equipment         186,631   161,605
                     Long-term debt, excluding
   3.8   19.2  16.6    current installments        100,974    98,473
  11.8#   8.9   9.5  Stockholders' equity          186,515   178,871
                     Stockholder Data:
                     Earnings from continuing
                       operations:
  60.2#  10.0   9.2    Per common share               1.09      1.46
                       Percent of net sales            2.1       3.1
                     Net earnings:
  76.0#  10.0   9.2    Per common share               1.09      1.46
                       Percent of net sales            2.1       3.1
                     Dividends paid:
   4.8    9.8  11.0    Per common share               0.38      0.35
                     Stockholders' equity:
  11.3#   8.3   9.5    Per common share              13.27     12.56
                     Return on average
                       stockholders' equity            8.6      12.4
                     Common stock price:
  20.1    4.5   8.7    High                          22.83     25.83
   6.3    9.4  11.2    Low                           13.83     16.00
                     Average common shares
                       outstanding
   0.4    0.4  (0.1)   (in thousands)               14,358    14,387
  (7.8)   1.0   2.7  Number of employees             5,500     5,200

* 52-week year   ** See Consolidated Financial Statements Note 1, Change in
                    Year-end.

# 1-year growth compared to pro forma 1995


38                       1996 H.B. FULLER ANNUAL REPORT


 Annual Growth Rate
  1-yr   5-yr  10-yr
  1995-  1991- 1986- (Dollars in thousands,
  1996   1996  1996  except per share amounts)         1987    1986    1985    1984    1983    1982    1981    1980    1979    1978
-----------------------------------------------------------------------------------------------------------------------------------
    %      %     %   Income Statement Data:
   2.2#   8.2   9.2  Net sales                      597,061 528,483 457,937 447,984 414,210 321,502 318,793 288,653 251,558 219,962
  22.9#   6.2   7.4  Operating earnings              47,748  39,483  30,733  32,179  32,452  24,940  30,531  23,958  20,739  18,681
                     Earnings from
  61.1#  10.4   9.2    continuing operations         25,812  18,922  13,335  13,033  13,624   9,188  13,327   8,538   7,433   7,122
  77.0#  10.4   9.2  Net earnings                    25,812  18,922  14,909  11,895  13,832   9,493  13,587   8,921   7,527   7,122
  16.3   13.4  14.5  Depreciation                    13,197  10,566   9,318   7,898   6,786   5,014   4,592   4,507   3,986   3,319
   4.1    5.0  11.8  Interest expense                 5,479   6,208   7,627   8,894   6,546   5,482   5,106   6,012   4,106   3,161
  72.6#  10.3   8.3  Income taxes                    16,320  14,107   9,525   9,944  10,108   8,151  12,069   7,954   7,807   7,355
                     Balance Sheet Data:
   4.9   11.3  11.6  Total assets                   329,636 291,180 253,571 236,489 225,154 206,752 157,417 146,674 139,190 116,222
  (0.3)   5.4   6.7  Working capital                 86,598  74,232  69,477  68,072  59,848  48,969  42,370  41,229  32,696  32,575
                     Current ratio                      1.9     1.9     2.0     2.1     2.0     1.8     1.9     1.9     1.7     1.9
                     Net property,
  10.2   13.5  13.6    plant and equipment          126,905 108,989  97,173  87,357  80,427  73,077  46,938  47,245  42,193  35,478
                     Long-term debt, excluding
   3.8   19.2  16.6    current installments          33,015  37,211  44,207  51,381  51,755  44,083  23,072  26,049  23,375  22,235
  11.8#   8.9   9.5  Stockholders' equity           161,355 135,479 113,417  99,908  92,212  81,645  75,842  64,951  57,867  50,698
                     Stockholder Data:
                     Earnings from continuing
                       operations:
  60.2#  10.0   9.2    Per common share                1.79    1.33    0.96    0.93    0.98    0.67    0.97    0.63    0.55    0.53
                       Percent of net sales             4.3     3.6     2.9     2.9     3.3     2.9     4.2     3.0     3.0     3.2
                     Net earnings:
  76.0#  10.0   9.2    Per common share                1.79    1.33    1.07    0.86    0.99    0.69    0.99    0.66    0.56    0.53
                       Percent of net sales             4.3     3.6     3.3     2.7     3.3     3.0     4.3     3.1     3.0     3.2
                     Dividends paid:
   4.8    9.8  11.0    Per common share                0.27    0.23    0.21    0.20    0.18    0.17    0.15    0.13    0.12    0.11
                     Stockholders' equity:
  11.3#   8.3   9.5    Per common share               11.35    9.62    8.19    7.23    6.67    5.90    5.48    4.83    4.31    3.74
                     Return on average
                       stockholders' equity            17.4    15.2    14.0    12.4    15.9    12.1    19.3    14.5    13.7    15.0
                     Common stock price:
  20.1    4.5   8.7    High                           32.33   20.67   11.25   13.63   13.25    8.50    8.71    4.46    4.29    4.75
   6.3    9.4  11.2    Low                            16.17   10.25    8.17    7.83    7.63    4.75    3.92    2.92    3.25    2.79
                     Average common shares
                       outstanding
   0.4    0.4  (0.1)   (in thousands)                14,379  14,196  13,880  13,881  13,908  13,785  13,704  13,479  13,473  13,473
  (7.8)   1.0   2.7  Number of employees              4,600   4,500   4,400   4,300   4,100   4,000   3,300   3,400   3,400   3,300


 Annual Growth Rate
  1-yr   5-yr  10-yr
  1995-  1991- 1986- (Dollars in thousands,
  1996   1996  1996  except per share amounts)         1977    1976    1975    1974    1973   1972     1971    1970    1969
---------------------------------------------------------------------------------------------------------------------------
    %      %     %   Income Statement Data:
   2.2#   8.2   9.2  Net sales                      192,848 167,892 129,426 121,839  91,572 78,257   60,167  53,024  47,248
  22.9#   6.2   7.4  Operating earnings              15,504  13,571   9,060  12,745   8,657  7,394    5,088   5,273   4,726
                     Earnings from
  61.1#  10.4   9.2    continuing operations          6,181   5,382   3,785   5,323   3,274  3,112    2,247   2,347   2,018
  77.0#  10.4   9.2  Net earnings                     6,181   5,382   3,785   5,323   3,274  3,112    2,247   2,347   2,018
  16.3   13.4  14.5  Depreciation                     2,897   2,383   2,000   1,705   1,518  1,464    1,147     851     789
   4.1    5.0  11.8  Interest expense                 2,524   2,369   1,900   2,098   1,370  1,173      687     515     434
  72.6#  10.3   8.3  Income taxes                     6,584   5,322   3,290   5,023   3,470  3,080    1,960   2,322   1,978
                     Balance Sheet Data:
   4.9   11.3  11.6  Total assets                   100,847  90,670  78,643  70,830  61,021 51,194   40,210  33,294  27,352
  (0.3)   5.4   6.7  Working capital                 32,135  29,194  28,410  20,244  17,087 14,599   12,795   9,542  10,262
                     Current ratio                      2.1     2.1     2.5     1.9     2.0    2.1      2.3     2.0     2.5
                     Net property,
  10.2   13.5  13.6    plant and equipment           30,154  28,110  24,446  20,739  18,676 16,498   12,578  10,037   7,822
                     Long-term debt, excluding
   3.8   19.2  16.6    current installments          20,977  21,247  21,368  12,537  13,108 10,336    6,033   3,194   3,178
  11.8#   8.9   9.5  Stockholders' equity            45,016  40,075  35,666  32,787  28,259 25,603   23,083  17,848  15,543
                     Stockholder Data:
                     Earnings from continuing
                       operations:
  60.2#  10.0   9.2    Per common share                0.46    0.40    0.28    0.40    0.24   0.23     0.18    0.19    0.18
                       Percent of net sales             3.2     3.2     2.9     4.4     3.6    4.0      3.7     4.4     4.3
                     Net earnings:
  76.0#  10.0   9.2    Per common share                0.46    0.40    0.28    0.40    0.24   0.23     0.18    0.19    0.18
                       Percent of net sales             3.2     3.2     2.9     4.4     3.6    4.0      3.7     4.4     4.3
                     Dividends paid:
   4.8    9.8  11.0    Per common share                0.09    0.07    0.07    0.06    0.05   0.05     0.05    0.04    0.03
                     Stockholders' equity:
  11.3#   8.3   9.5    Per common share                3.35    2.97    2.65    2.43    2.09   1.91     1.72    1.47    1.29
                     Return on average
                       stockholders' equity            14.5    14.2    11.1    17.4    12.2   12.8     11.0    14.1    15.3
                     Common stock price:
  20.1    4.5   8.7    High                            3.54    3.04    2.29    1.87    4.33   3.71     4.71    4.00    3.97
   6.3    9.4  11.2    Low                             2.46    1.75    1.00    1.04    1.08   1.33     3.21    2.53    2.55
                     Average common shares
                       outstanding
   0.4    0.4  (0.1)   (in thousands)                13,362  13,362  13,362  13,362  13,371 13,419   12,390  12,048  11,175
  (7.8)   1.0   2.7  Number of employees              3,000   2,800   2,600   2,300   2,100  1,800    1,700   1,600   1,500

                         1996 H.B. FULLER ANNUAL REPORT                      39

--------------------------------------------------------------------------------
Investor Information
--------------------------------------------------------------------------------

   [LINE GRAPH OF H.B. FULLER COMPANY COMMON STOCK PERFORMANCE APPEARS HERE]

                                 Market Price
                                (Common Stock*)

                  Exhibit 13 Page 40
                  MARKET PRICE          Highs         Lows
                     Q1F96             $39.25       $32.00
                     Q1F95             $35.50       $27.75
                     Q2F96             $36.50       $29.50
                     Q2F95             $39.75       $32.50
                     Q3F96             $37.50       $31.50
                     Q3F95             $39.25       $32.00
                     Q4F96             $47.75       $34.50
                     Q4F95             $36.00       $30.00

                                   Dividends
                                  (per share)

                  Exhibit 13 Page 40
                  DIVIDENDS
                     Q1F96              $0.16
                     Q1F95             $0.145
                     Q2F96             $0.165
                     Q2F95              $0.16
                     Q3F96             $0.165
                     Q3F95              $0.16
                     Q4F96             $0.165
                     Q4F95              $0.16

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 17, 1997 at 3:00 p.m. at Bandana Square, Banquet and Conference Centre, 1021 Bandana Boulevard East, St. Paul, MN. All shareholders are cordially invited to attend.


Available Publications

The company's annual report is distributed regularly to stockholders. In addition, other publications are available upon request. They include:

 .  Automatic Dividend Reinvestment Brochure
 .  Community Affairs Report
 .  Corporate Profile
 .  Environmental Report
 .  Form 10-K as filed with the Securities Exchange Commission
 .  The Story of H.B. Fuller Company 1887-1987
 .  Quarterly Reports
 .  Research and Development Brochure

When you want to receive shareholder material through the mail or if you'd like to be added to our mailing list, call our Shareholder Services Line at 1-800-214-2523. For a fax of the year's earnings releases, as well as faxes on up-to-date information on the company call 1-800-758-5804 -- Pin #336719. Coming in 1997, H.B. Fuller will be on the Internet. Watch for more details.

Dividend Reinvestment Plan

The dividend reinvestment plan is designed for all H.B. Fuller shareholders. It provides a convenient and economical way to purchase additional shares of Fuller Common Stock, and to invest all or a portion of cash dividends in additional shares of stock at a discount, all without payments of brokerage fees or service charges. Using the plan you can: save on brokerage fees; pay 3% less for shares purchased with dividends; buy additional shares as often as you like; have the plan administrator maintain your stock certificates; give a gift of H.B. Fuller stock; obtain updates of your account easily. Approximately 77% of our shareholders of record currently are participants.



                        1996 H.B. FULLER ANNUAL REPORT

================================================================================


Form 10-K Report

H.B. Fuller Company's Form 10-K annual report for the year ended November 30, 1996, filed with Securities and Exchange Commission, Washington, DC, is available upon request at no charge. Exhibits to the Form 10-K are available at a charge sufficient to cover postage and handling. This material may be obtained by writing to: Corporate Secretary, H.B. Fuller Company, P.O. Box 64683, St. Paul, MN 55164-0683.

Independent Accountants
Price Waterhouse LLP, Minneapolis, MN

Investor Contact
Richard Edwards
Director of Investor Relations
612-415-5150

Market Makers
The following firms made a market in H.B. Fuller as of November 30, 1996:

 .  Merrill Lynch, Pierce, Fenner
 .  Smith Barney Inc.
 .  Piper Jaffray Companies Inc.
 .  Mayer & Schweitzer Inc.
 .  Cantor, Fitzgerald & Co.
 .  Lehman Brothers Inc.
 .  Everen Securities Inc.


Number of Common Shareholders
As of November 30, 1996, there were approximately 5,020 common shareholders of record.

Transfer Agent and Registrar
Norwest Bank Minnesota, N.A., 161 North Exchange, South St. Paul, MN 55075, 1-800-468-9716 or 612-450-4064 (in MN).


Shareholder Composition
November 1996

               [SHAREHOLDER COMPOSITION PIE CHART APPEARS HERE]

                  Exhibit 13 Page 41
                  SHAREHOLDER COMPOSITION
                  November 1996
                        54%       Institutions
                        26%       Individuals
                        14%       Employees
                         6%       Directors & Officers

World Headquarters

H.B. Fuller Company, World Headquarters, 1200 Willow Lake Boulevard, St. Paul, MN 55110-5132. Send all correspondence to: H.B. Fuller Company, World Headquarters, P.O. Box 64683, St. Paul, MN 55164-0683




                        1996 H.B. FULLER ANNUAL REPORT

                                                                              41