Form 10-K, Exhibit 13
period 1997-11-29
FULLER H B CO
filed 1998-02-27
CIK 39368

                 Management's Analysis of Results of Operations
                            and Financial Condition

                (Dollars in thousands, except per share amounts)


   The following discussion includes comments and data relating to the Company's financial condition and results of operations for the three fiscal years ended November 29, 1997. This section should be read in conjunction with the Consolidated Financial Statements and related notes as they contain important information for evaluation of the Company's comparative financial condition and operating results.

Results of Operations:
1997 Compared to 1996

   Worldwide sales for 1997 were a record $1,306,789, an increase of $31,073 or
2.4 percent over 1996 sales of $1,275,716.

   Sales changes by geographic area were as follows:

Area                     Increase/(Decrease)
---------------------------------------------
North America            $38,421       5%
Latin America              8,322       5%
Europe                   (24,165)     (9%)
Asia/Pacific               8,495      10%
                         -------
Total                    $31,073       2%
                         -------

   In North America, the 5 percent increase in sales is composed of a 6 percentage point increase due to volume and change in product mix and a negative one percentage point related to pricing and strengthening of the U.S. dollar. North American operating earnings increased 4.3 percent compared to 1996. Some bonuses were not paid in 1996. On a comparable basis, adjusting for these bonuses, operating earnings increased 12.5 percent year over year.

   Within North America, the Adhesives, Sealants and Coatings (ASC) Group produced a 7 percent sales increase over 1996 with 5 percentage points of the increase a result of expanded sales within core industrial markets and moderate sales growth by the ASC structural group, especially in the engineered systems and window markets. ASC Group operating earnings had a strong increase over 1996, supported by relatively stable raw material costs and lower operating expenses resulting from continuing cost containment programs.

   North American automotive sales experienced a 9 percent increase over 1996 automotive sales and was composed of 13 percentage points resulting from the EFTEC joint venture (See Note 3 to the Consolidated Financial Statements), and a 1996 acquisition offset by 4 percentage points of negative pricing. Operating earnings decreased substantially as a result of low unit growth in the base business (prior to the joint venture),

                                                                 TRADE SALES BY
SALES TO UNAFFILIATED CUSTOMERS      OPERATING EARNINGS          CLASS OF PRODUCT
      59%     North America            68%   North America        90%   Adhesives, Sealants
      19%     Europe                   18%   Latin America              and Coatings
      15%     Latin America            13%   Europe                7%   Paints
       7%     Asia/Pacific              1%   Asia/Pacific          3%   Others

negative pricing, competitive pressures in the automotive market, and costs of merging and integrating the business of the joint venture partners.

   The North American Specialty Group, adjusted for the sale of the Monarch Division in the Third Quarter of 1996, experienced an 11 percent sales increase and a substantial operating earnings increase in 1997 compared to 1996. Industrial Coatings Division had a significant increase in sales, TEC Incorporated had a strong sales increase and Foster Products Corporation and Linear Products Incorporated had moderate increases in sales.

   Sales by the Company's Latin American operations increased 5 percent compared to the sales of the prior year, with a 6 percentage point increase resulting from volume and product mix and a negative one percentage point resulting from decreased pricing. Operating earnings for Latin America increased 19.2 percent compared to 1996. On a comparative basis, adjusting for bonuses not paid in 1996, operating earnings increased 29.3 percent. The increase in operating earnings resulted from improved unit volume growth and increased gross margins.

   Sales in Europe decreased 9 percent in 1997 compared to 1996, with the strengthening of the U.S. dollar negatively affecting the sales by 10 percentage points. The one percentage point increase in local currency sales was primarily from an 8 percentage point improvement in volume and change in product mix, which was partially offset by 7 percentage points from negative pricing and the impact of the sale of the construction business. Operating earnings decreased
6.3 percent in 1997 compared to the prior year. On a comparable basis, excluding the benefit of not paying bonuses in 1996, operating income increased 25.5 percent.

   Sales in Asia/Pacific increased 10 percent in 1997 from 1996. The strengthening of the U.S. dollar accounted for a decrease of 8 percentage points. The 18 percentage point increase in local currency sales included 19 percentage points from increased volume and change in product mix which was partially offset by one percentage point of negative pricing. Operating losses in the region in 1996 were replaced with a slight operating gain in 1997.

   The Company continues to develop its organization and implement strategies to effectively serve large global customers, recognizing that, along with significant opportunities for sales growth, such an approach also carries the usual risks of increasing dependence on fewer large customers. In 1997, no single customer accounted for over 5 percent of Company-wide sales. Increasing globalization of corporate functions such as information technology, purchasing, research and development, manufacturing, engineering and quality programs should result in improved productivity and customer service.


RETURN ON NET SALES                      RETURN ON AVERAGE EQUITY
   1997 *    3.1%                           1997 *    12.0%
   1996      3.6%                           1996      14.3%
   1995 *    2.3%                           1995 *     9.8%
   1994      2.8%                           1994      11.5%
   1993 *    2.2%                           1993 *     8.4%
   1992      3.8%                           1992      15.0%
   1991      3.2%                           1991      13.3%
   1990      2.7%                           1990      11.0%
   1989      2.1%                           1989       8.6%
   1988      3.1%                           1988      12.4%

* Excludes cumulative effect of change   * Excludes cumulative effect of change
  in accounting principles.                in accounting principles.

  1995 is pro forma 1995.                  1995 is pro forma 1995.

   Consolidated gross margin for the Company, as a percent of sales, decreased from 31.7 percent in 1996 to 31.6 percent in 1997. On a comparable basis, excluding the favorable impact of not paying bonuses in 1996, gross margins, as a percent of sales, improved from 31.3 percent in 1996 to 31.6 percent in 1997. During 1997, the Company overall experienced relatively stable raw material costs. Gross margins for North American ASC and Specialty Group, Latin America and Asia/Pacific improved from 1996 levels.

   Consolidated selling, administrative and other expenses for the Company increased $2,241 or 0.7 percent from 1996, and as a percent of sales, decreased from 25.4 percent in 1996 to 24.9 percent in 1997. This was primarily the result of employee census control, cost control efforts and continued globalization of the Company. The year-end 1997 number of employees increased 2 percent, to 6,000, with virtually all of the added census resulting from the 1997 EFTEC joint venture and a small acquisition. Excluding the favorable bonus nonpayment in 1996, operating expenses decreased $1,749 or 0.5 percent and the 1996 percent to sales increased to 25.7 percent.

   Interest expense was $19,836 in 1997, up $955 or 5.1 percent from the prior year. Total Company borrowing at year-end 1997 was above that at year-end 1996, primarily as a result of borrowing to fund benefit plans and the repurchase of 300,000 shares of Company stock. Capitalized interest costs associated with major property and equipment projects decreased from $2,518 in 1996 to $1,245 in 1997.

   Other income/expense, net, changed from $1,995 expense in 1996 to $7,295 expense in 1997, primarily as a result of increased currency losses in Asia/ Pacific, 1997 consulting costs and the costs associated with pursuing a large acquisition. (See Notes 1 and 2 to the Consolidated Financial Statements.)

   Gain on sale of assets decreased from $16,673 or $0.71 per share in 1996 to $5,199 or $0.22 per share in 1997. The gain in 1996 was primarily the result of the sale of Monarch sanitation chemicals.

   Income taxes totaled $26,651 in 1997, a 14.7 percent decrease from $31,233 in 1996. The effective tax rate equaled the 40.8 percent in 1996.

   Net earnings for 1997 were $36,940, a decrease of $8,490 or 18.7 percent from 1996 earnings of $45,430. 1997 net earnings were adversely affected by an accounting change charge of $3,368. As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its accounting for certain information technology transformation costs to conform with issue No. 97-13 of the Emerging Issues Task Force.


RETURN ON AVERAGE ASSETS                 RETURN ON INVESTED CAPITAL (a)
    1997 *    4.5%                            1997           8.6%
    1996      5.4%                            1996          10.3%
    1995 *    3.6%                            1995 *         7.8%
    1994      4.7%                            1994           9.4%
    1993 *    3.9%                            1993 *         8.0%
    1992      6.7%                            1992          13.3%
    1991      5.5%                            1991          11.6%
    1990      4.5%                            1990           9.6%
    1989      3.5%                            1989           7.7%
    1988      5.5%                            1988          10.4%

* Excludes cumulative effect of change   (a) Average invested capital is a two-
  in accounting principles.                  point average of long-term and
                                             short-term debt, minority interest
  1995 is pro forma 1995.                    and stockholders' equity. After tax
                                             interest expense and minority
                                             interest are added back to net
                                             earnings.

                                         * Excludes cumulative effect of change
                                           in accounting principles.

                                           1995 is pro forma 1995.

Results of Operations:
1996 Compared to 1995

   Effective December 1, 1995, in the first quarter of the Company's 1996 fiscal year, the Company's non-U.S. subsidiaries that previously reported on a fiscal year ending September 30 changed their reporting period to a Company-wide 52-week fiscal year ending on the Saturday closest to November 30. The pro forma 1995 column in the income statement reflects the impact of this change on 1995 earnings. (See Note 1 to the Consolidated Financial Statements.) All comparisons of 1996 results to 1995 results will be made to the pro forma 1995 results.

   Worldwide sales for 1996 were $1,275,716, an increase of $26,904 or 2.2 percent over 1995 sales of $1,248,812. Net earnings for 1996 were $45,430, an increase of $19,767 or 77.0 percent from 1995 earnings of $25,663. 1995 net earnings were adversely affected by an accounting change charge of $2,532 relating to the Company's adoption of the Financial Accounting Standards Board Statement No. 112, "Employers' Accounting for Postemployment Benefits."

   Sales changes by geographic area were as follows:

Area                     Increase/(Decrease)
---------------------------------------------
North America            $40,775       6%
Latin America                385       -
Europe                   (13,792)     (5%)
Asia/Pacific                (464)     (1%)
                         -------
Total                    $26,904       2%
                         -------

   In North America, the 6 percent increase in sales is composed of a 5 percentage point increase due to volume and change in product mix and one percentage point related to acquisitions and divestitures. North American operating earnings increased 36.3 percent compared to 1995.

   Within North America, the ASC Group produced a 7 percent sales increase over 1995 with 3 percentage points of the increase a result of expanded sales within core industrial markets and strong sales by the ASC structural group, especially in the engineered systems and window markets. Sales to the automotive markets, as a result of labor strikes at General Motors in 1996, approximated 1995 sales. Sales to the nonwoven market were down slightly from 1995. ASC Group operating earnings had a substantial increase over 1995 supported by relatively stable raw material costs and lower operating expenses resulting from


RESEARCH AND DEVELOPMENT
EXPENSES (In millions)             WORKING CAPITAL (In millions)
    1997     $24.8                      1997     $171.6
    1996     $25.8                      1996     $141.6
    1995     $26.5                      1995     $142.1
    1994     $23.6                      1994     $129.7
    1993     $21.8                      1993     $119.9
    1992     $20.4                      1992     $130.8
    1991     $17.2                      1991     $108.8
    1990     $16.1                      1990      $96.1
    1989     $15.5                      1989      $95.6
    1988     $14.4                      1988     $104.1
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

   Sales in Europe decreased 5 percent in 1996 compared to 1995, with the strengthening of the U.S. dollar negatively affecting the sales by one percentage point. The 4 percentage point decrease in local currency sales was primarily from a decrease in volume and change in product mix. In spite of a continuing weak German economy, which was the primary cause for the volume declines, stringent cost control measures and stable raw material costs produced operating earnings which increased 18.2 percent in 1996 compared to the prior year.

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

   Consolidated selling, administrative and other expenses for the Company were down $1,701 or 0.5 percent from 1995, and as a percent of sales, decreased from
26.0 percent in 1995 to 25.4 percent in 1996. This was primarily the result of employee census control, cost control efforts and globalization of the Company. The year-end 1996 number of employees was 8 percent less than the 6,400 employees at year-end 1995. Divestiture of the Monarch Division caused 2 percent of the reduction.


  CAPITAL EXPENDITURES
  GROSS (In millions)              CAPITALIZATION RATIO
     1997     $69.2                   1997      40.4%
     1996     $89.8                   1996      34.0%
     1995     $90.7                   1995      35.7%
     1994     $65.0                   1994      32.1%
     1993     $41.8                   1993      19.5%
     1992     $34.5                   1992      17.3%
     1991     $30.0                   1991      24.7%
     1990     $31.5                   1990      30.9%
     1989     $40.9                   1989      35.1%
     1988     $40.2                   1988      35.5%

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

   Gain on sale of assets increased from $1,764 or $0.08 per share in 1995 to $16,626 or $0.71 per share in 1996.

   Income taxes totaled $31,233 in 1996, a 72.6 percent increase from $18,094 in 1995. The effective tax rate increased from 39.2 percent in 1995 to 40.8 percent in 1996. The increase is primarily due to reduced losses or turnarounds in earnings of non-U.S. loss operations in 1995 which reduced the 1995 effective tax rate.

Liquidity and Capital Resources

   The Company generated $68,581 in funds from operations in 1997 compared to $81,261 in 1996 and $78,813 in 1995. The decrease in 1997 resulted primarily from decreased earnings. The Company also generated funds from divestitures and the sale of assets. (See Note 4 to the Consolidated Financial Statements.) Major other uses of cash during 1997 were capital expenditures, repurchase of stock, funding of postretirement and pension benefits, purchase of businesses and payment of dividends. Cash was $2,710 at November 29, 1997, compared to $3,515 at November 30, 1996. The $2,710 cash balance is considered adequate to meet Company needs in light of its unused lines of credit at November 29, 1997.

   Working capital was $171,607 at November 29, 1997, compared to $141,617 at November 30, 1996. A primary reason for this increased working capital is the replacement of short-term debt with long-term debt. The current ratio at year-end 1997 was 1.7. The number of days sales in trade accounts receivable was 53 at November 29, 1997, an increase of one days sales from 52 at November 30, 1996. The average days sales in inventory on hand was 62 in 1997 compared to 63 in 1996.

   Management believes that the Company will continue to have access to short-term and long-term credit markets to fund its working capital requirements, capital expenditure programs and future acquisitions. The Company's ratio of long-term debt to total capitalization was 40.4 percent at November 29, 1997, compared to 34.0 percent at November 30, 1996. At year-end 1997, the Company had short-term and long-term lines of credit of $450,299 of which $260,000 was committed. The unused portion of these lines of credit was $310,316.

   Capital expenditures for property, plant and equipment of $69,224 in 1997 were primarily for beginning construction of a manufacturing plant in Georgia, for an information systems project, for general improvements in manufacturing productivity and operating efficiency and for environmental projects. Environmental capital expenditures, less than 10 percent of total expenditures, are not a material portion of overall Company expenditures. Future commitments related to 1997 capital projects are estimated to be approximately $27,000.

   Over the recent past, approximately 50 percent of H.B. Fuller's sales have come from its foreign subsidiaries. Swings in exchange rates, particularly the deutsche mark and Japanese yen, can have an impact on Fuller's results. (See
Note 1 to Consolidated Financial Statements.) The Company's operations in Canada and Europe use forward foreign exchange contracts to hedge foreign currency denominated accounts receivable/ payable and intercompany loans.

Impact of the Year 2000 Issue

   The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Some of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process critical business transactions including recording of sales, manufacture of products, inventory management and distribution, preparation of invoices and collection of accounts receivables, and many other normal business activities.

   The Company Year 2000 Project Office has made every attempt to identify all relevant software that may affect the Company's operations through extensive surveys and examination. Based on risk assessments that have been completed for the majority of the Company's operations, the Company must replace or repair some of its software inventory so that the computer systems will properly utilize dates beyond December 31, 1999. The Company expects to convert the majority of major business operations to new Year 2000 compatible software by the end of 1998. The conversion of some smaller operations are expected to be completed during 1998 and early 1999 by a combination of conversion to new software and upgrading existing software. The cost of these conversions is not expected to have a material impact to the company. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

Safe Harbor for Forward-Looking Statements

   Certain statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties, including but not limited to the following: political and economic conditions; product demand and industry capacity; competitive products and pricing; manufacuring efficiencies; new product development; product mix; availability and price of raw materials and critical manufacturing equipment; new plant startups; accounts receivable collection; the Company's relationships with its major customers and suppliers; changes in tax laws and tariffs; patent rights that could provide significant advantage to a competitor; foreign exchange rate fluctuations (particularly with respect to the German mark and the Japanese yen); the regulatory and trade environment; and other risks as indicated from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking information herein represents management's best judgment as of the date hereof based on information currently available that in the future may prove to have been inaccurate.

                      Consolidated Statements of Earnings

                      H.B. Fuller Company and Subsidiaries
                      (In thousands, except share amounts)

                                                         Fiscal Year Ended
                                  --------------------------------------------------------------
                                   November 29,    November 30,     November 30,    November 30,
                                         1997*           1996* 1995 Pro Forma**            1995
------------------------------------------------------------------------------------------------
Net sales                            $1,306,789      $1,275,716      $1,248,812      $1,243,818
Cost of sales                           893,835         871,501         857,941         851,291
------------------------------------------------------------------------------------------------
  Gross profit                          412,954         404,215         390,871         392,527
Selling, administrative
  and other expenses                    325,702         323,461         325,162         322,762
------------------------------------------------------------------------------------------------
  Operating earnings                     87,252          80,754          65,709          69,765
Interest expense                        (19,836)        (18,881)        (18,132)        (18,132)
Gain from sale of assets                  5,199          16,673           1,764           1,764
Other income
  (expense), net                         (7,295)         (1,995)         (3,161)         (2,967)
------------------------------------------------------------------------------------------------
Earnings before income taxes, minority
  interests and accounting change        65,320          76,551          46,180          50,430
Income taxes                            (26,651)        (31,233)        (18,094)        (19,148)
Net earnings or losses of
  consolidated subsidiaries
  applicable to minority
  interests                                 644             112             109             (87)
Earnings from equity investments            995              -               -               -
------------------------------------------------------------------------------------------------
Earnings before cumulative
  effect of accounting change            40,308          45,430          28,195          31,195
Cumulative effect of
  accounting change                      (3,368)             -           (2,532)         (2,532)
------------------------------------------------------------------------------------------------
Net earnings                            $36,940         $45,430         $25,663         $28,663
================================================================================================

Earnings (loss) per common share:
  Earnings before accounting change       $2.86           $3.22           $2.01           $2.22
  Accounting change                       (0.24)             -            (0.18)          (0.18)
------------------------------------------------------------------------------------------------
Net earnings                              $2.62           $3.22           $1.83           $2.04
================================================================================================

Average number of common
  and common equivalent
  shares outstanding                     14,100          14,114          14,059          14,059
------------------------------------------------------------------------------------------------

 * 52-week year
** See Consolidated Financial Statements Note 1, Change in Year-end. See accompanying Notes to Consolidated Financial Statements.

                          Consolidated Balance Sheets

                      H.B. Fuller Company and Subsidiaries
                                 (In thousands)

                                                    November 29,   November 30,
                                                            1997           1996
--------------------------------------------------------------------------------
Assets
Current Assets:
  Cash                                                    $2,710         $3,515
  Trade receivables, less allowance for doubtful
   accounts of $5,879 in 1997 and $7,043 in 1996         205,590        192,743
  Inventories                                            150,685        151,212
  Other current assets                                    50,171         40,728
--------------------------------------------------------------------------------
Total current assets                                     409,156        388,198
Net property, plant and equipment                        398,561        391,201
Deposits and miscellaneous assets                         62,196         38,457
Other intangibles, less accumulated
  amortization of $14,066 in 1997 and $11,158 in 1996     13,830         15,383
Excess of cost over net assets acquired,
  less accumulated amortization of $15,599
  in 1997 and $13,179 in 1996                             33,903         36,036
--------------------------------------------------------------------------------
Total assets                                            $917,646       $869,275
================================================================================
Liabilities and Stockholders' Equity
Current Liabilities:
  Notes payable                                          $39,675        $47,920
  Current installments of long-term debt                   2,551         11,141
  Accounts payable - trade                               121,883        118,181
  Accrued payroll and employee benefits                   36,151         32,697
  Other accrued expenses                                  32,802         28,513
  Income taxes                                             4,487          8,129
--------------------------------------------------------------------------------
Total current liabilities                                237,549        246,581
Long-term debt, excluding current installments           229,996        172,779
Accrued pensions                                          76,694         89,735
Other liabilities                                         18,477         22,685
Minority interests in consolidated subsidiaries           15,816          2,755
Stockholders' Equity:
  Series A preferred stock                                   306            306
  Common stock                                            13,841         14,066
  Additional paid-in capital                              25,035         22,493
  Retained earnings                                      304,974        292,828
  Foreign currency translation adjustment                    341          9,097
  Unearned compensation - restricted stock                (5,383)        (4,050)
--------------------------------------------------------------------------------
Total stockholders' equity                               339,114        334,740
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity              $917,646       $869,275
================================================================================

See accompanying Notes to Consolidated Financial Statements.

                Consolidated Statements of Stockholder's Equity

                      H.B. Fuller Company and Subsidiaries
                             (Dollars in thousands)

FISCAL YEARS 1997, 1996 AND 1995

                                                                                              Unearned
                                                                                   Foreign     Compen-
                                                           Additional             Currency     sation
                                        Preferred  Common    Paid-in    Retained Translation Restricted
                                          Stock    Stock     Capital    Earnings  Adjustment   Stock
-------------------------------------------------------------------------------------------------------
Balances at November 30, 1994             $306    $13,935    $18,907    $236,572    $7,532    $(2,447)
Stock compensation plans, net                -         72      1,864           -         -     (1,031)
Net earnings - 1995                          -          -          -      28,663         -          -
Dividends paid                               -          -          -      (8,746)        -          -
Change in foreign currency
  translation                                -          -          -           -     3,787          -
-------------------------------------------------------------------------------------------------------
Balances at November 30, 1995              306     14,007     20,771     256,489    11,319     (3,478)
Stock compensation plans, net                -         59      1,722           -         -       (572)
Net earnings - change in non-
  U.S. year-end*                             -          -          -         118         -          -
Net earnings - 1996                          -          -          -      45,430         -          -
Dividends paid                               -          -          -      (9,209)        -          -
Changes in foreign currency translation:
  Translation gain adjustment included in
   net earnings due to substantial
   liquidation of non-U.S. assets            -          -          -           -       208          -
  Other                                      -          -          -           -    (2,430)         -
-------------------------------------------------------------------------------------------------------
Balances at November 30, 1996              306     14,066     22,493     292,828     9,097     (4,050)

Stock compensation plans, net                -         76      3,039           -         -     (1,333)
Retirement of common stock                   -       (301)      (497)    (14,726)        -          -
Net earnings - 1997                          -          -          -      36,940         -          -
Dividends paid                               -          -          -     (10,068)        -          -
Changes in foreign currency translation:
  Translation gain adjustment included in
   net earnings due to substantial
   liquidation of non-U.S. assets            -          -          -           -        97          -
  Other                                      -          -          -           -    (8,853)         -
-------------------------------------------------------------------------------------------------------
Balances at November 29, 1997             $306    $13,841    $25,035    $304,974      $341    $(5,383)
=======================================================================================================

* See Consolidated Financial Statements Note 1, Change in Year-end.

See accompanying Notes to Consolidated Financial Statements.

                     Consolidated Statements of Cash Flows

                      H.B. Fuller Company and Subsidiaries
                                 (In thousands)

                                                                Fiscal Year Ended
                                                  ---------------------------------------------
                                                   November 29,     November 30,   November 30,
                                                           1997            1996*           1995
-----------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings                                            $36,940          $45,430        $28,663
Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
    Depreciation and amortization                        46,773           46,992         41,203
    Pension costs                                         9,854           13,132         10,817
    Gain on sale of assets                               (3,050)         (10,041)        (1,076)
    Other items                                          (6,001)           4,324          7,135
Change in current assets and liabilities
  (net of effect of acquisitions/divestitures):
    Accounts receivable                                 (24,105)         (28,781)        (6,617)
    Inventory                                            (2,485)           7,727         (2,344)
    Other current assets                                 (6,507)            (929)        (1,672)
    Accounts payable                                      8,224            5,138          8,646
    Accrued expense                                      13,711            3,466         (3,960)
    Income taxes payable                                 (4,773)          (5,197)        (1,982)
------------------------------------------------------------------------------------------------
      Net cash provided by
        operating activities                             68,581           81,261         78,813
Cash flows from investing activities:
  Purchased property, plant and equipment               (69,224)         (89,847)       (90,664)
  Proceeds from sale of assets                           14,382           29,194          2,103
  Purchased businesses, net of
      cash acquired                                      (9,618)          (8,120)        (2,664)
------------------------------------------------------------------------------------------------
    Net cash used in investing activities               (64,460)         (68,773)       (91,225)
Cash flows from financing activities:
  New long-term debt                                     68,255           62,643         79,954
  Long-term debt paid                                   (10,348)         (58,504)       (46,421)
  Notes payable                                          (4,035)          (5,237)          (584)
  Dividends paid                                        (10,068)          (9,209)        (8,746)
  Repurchase common stock                               (15,524)               -              -
  Fund pension and other employee
    benefit plans                                       (25,741)          (8,227)        (8,032)
  Other                                                  (6,999)             662         (4,800)
------------------------------------------------------------------------------------------------
    Net cash (used) provided by
      financing activities                               (4,460)         (17,872)        11,371
Effect of exchange rate changes                            (466)            (162)           272
------------------------------------------------------------------------------------------------
    Net change in cash                                     (805)          (5,546)          (769)
Cash at beginning of year                                 3,515            9,061          9,830
------------------------------------------------------------------------------------------------
Cash at end of year                                      $2,710           $3,515         $9,061
================================================================================================
Supplemental disclosure of
  cash flow information:
  Cash paid for interest                                $20,358          $21,901        $18,506
  Cash paid for income taxes                            $33,996          $36,599        $30,083

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

   Change in Year-end: Effective December 1, 1995, in the first quarter of the Company's 1996 fiscal year, the Company's non-U.S. subsidiaries that previously reported on a fiscal year ending September 30, changed their reporting period to a Company-wide 52-week fiscal year ending on the Saturday closest to November
30. This change was made to reflect the results of operations and financial position of these subsidiaries on a more timely basis and to increase operating and planning efficiency. The results of operations of these subsidiaries for the period October 1 through November 30, 1995, income of $118 or $0.01 per share, have been reflected as an adjustment to retained earnings. Sales for the period were $104,811 and cost of sales was $73,341. The Company also changed to thirteen-week quarters.

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

   Transaction losses included in determining earnings before income taxes and minority interests were as follows:

                                        1997        1996     1995
-------------------------------------------------------------------
Currency translation gains, net         $216      $2,182      $638
Flow-through effect of inventory
  valuation, net                      (1,479)       (246)   (1,233)
-------------------------------------------------------------------
                                      (1,263)      1,936      (595)
Currency exchange losses, net         (2,739)     (3,090)   (2,199)
-------------------------------------------------------------------
Total                                $(4,002)    $(1,154)  $(2,794)
-------------------------------------------------------------------

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

   Inventories: Inventories in the United States are recorded at cost (not in excess of market value) as determined primarily by the last-in, first-out method
(LIFO). Inventories of non-U.S. operations are valued at the lower of cost (mainly average cost) or market. Inventories at year-end are summarized as follows:

                                 1997              1996
--------------------------------------------------------
Raw materials                 $71,234           $67,562
Finished goods                 90,634            94,642
LIFO reserve                  (11,183)          (10,992)
--------------------------------------------------------
Total                        $150,685          $151,212
--------------------------------------------------------

   Property, Plant and Equipment: The major classes are:

                                 1997              1996
--------------------------------------------------------
Land                          $49,400           $51,597
Buildings and
  improvements                204,782           178,704
Machinery and
  equipment                   374,747           338,727
Construction in
  progress                     68,988            95,164
--------------------------------------------------------
Total, at cost                697,917           664,192
Accumulated
  depreciation               (299,356)         (272,991)
--------------------------------------------------------
Net property, plant
  and equipment              $398,561          $391,201
--------------------------------------------------------

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

   Capitalized Interest Costs: Interest costs associated with major construction of property and equipment are capitalized. Interest expense for each year includes the following components:

                                   1997         1996         1995
------------------------------------------------------------------
Interest costs
  incurred                      $21,081      $21,399      $20,766
Capitalized
  interest costs                 (1,245)      (2,518)      (2,634)
------------------------------------------------------------------
Interest expense                $19,836      $18,881      $18,132
------------------------------------------------------------------

   Non-U.S. Operations: Net earnings and equity of non-U.S. operations for each year are:

                                              Pro Forma
                             1997         1996         1995         1995
------------------------------------------------------------------------
Net
  earnings                 $8,571       $1,984         $613       $3,613
Equity                   $181,999     $147,439     $137,174     $137,056
------------------------------------------------------------------------

   Financial Instruments: The Company enters into foreign exchange contracts as a hedge against firm commitment foreign currency intercompany receivables/payables/debt. Market value gains and losses are recognized and the resulting credit or debit offsets foreign exchange gains or losses on those receivables/payables/debt.

   The carrying amounts and estimated fair values of the Company's significant other financial instruments at year-end are as follows:

                           Carrying          Fair
                            Amount           Value
---------------------------------------------------
1997:
Cash and short-term
  investments                $2,710          $2,710
Notes payable               $39,675         $39,675
Long-term debt             $232,547        $242,741

1996:
Cash and short-term
  investments                  $3,515          $3,515
Notes payable               $47,920         $47,920
Long-term debt             $183,920        $194,412

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

   Environmental Costs: The Company has a policy of expensing environmental costs relating to "cleaning up" of a problem caused during the time the Company owned the asset. If the problem was caused by a previous or other owner, the amount may be capitalized if the expenditure significantly increases the value of the asset. If there are doubts as to the impact on the value of the asset, the amount is expensed. For further information on environmental clean-up costs, see Item 3 of the 1997 10-K.

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

   Accounting Change: In 1997, an accounting change impacted fourth quarter earnings by $3,368, or $0.24 per share, net of $2,321 income taxes. The FASB Emerging Issues Task Force on Issue No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation," issued November 20, 1997, required the Company to expense some costs that were previously capitalizable before this pronouncement.

   Earnings Per Common Share: Earnings per common share are determined by dividing earnings by the weighted-average number of common shares, including common share equivalents, outstanding during each year. Earnings used in the calculation are reduced by the dividends paid to the preferred stockholder.

   In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," replacing the presentation of primary earnings per share (EPS) with basic EPS. It also requires dual presentation of basic and diluted EPS on the income statement. The Company will implement this procedure in Fiscal 1998 as required. Implementation is not expected to have a material effect on reported earnings per share.

   Purchase of Company Common Stock: Under the Minnesota Business Corporation Act, repurchased stock is included in the authorized shares of the Company, but is not included in shares outstanding. The excess of cost over par value is charged proportionally to the Additional Paid-In Capital and to the Retained Earnings. During 1996 the Board of Directors authorized a stock repurchase program under which up to 300,000 shares of H.B. Fuller Company common stock may be repurchased by the Company. The shares of common stock repurchased will be available for compensation plans of the Company. During 1997 the Company repurchased 300,000 shares of common stock.

   Reclassification: Certain prior years' amounts have been reclassified to conform to the 1997 presentation.

2/ Other Income (Expense), Net

   Other income (expense), net in 1997 included $4,349 in costs associated with an acquisition pursued and consulting costs. Other income (expense), net in 1996 included a $1,496 gain on the sale of equity investments. All years include foreign currency losses. (See Note 1 to the Consolidated Financial Statements.)

3/ Acquisitions

   In 1997 the Company and EMS-Chemie Holding AG formed an automotive adhesives, sealants and coatings joint venture called EFTEC. In connection with the formation of the joint venture, the Company purchased 30% of the European and 38% of the Asia/Pacific EMS-Chemie automotive business. EMS-Chemie holds a 30% and 38% minority interest in the North American and Latin American automotive business, respectively. In 1997 the Company also purchased the assets of another business, with a total cash outlay in 1997 of $9,618. In 1996 the Company purchased certain assets of a business for $8,120 cash. In 1995 the Company purchased certain assets of a business for $2,664 cash. Assets acquired included other intangibles of $4,100 in 1996 and excess of cost over net assets acquired of $1,068 in 1997 and of $165 in 1996. The acquisitions were accounted for as purchases and the accompanying Consolidated Financial Statements include the results of these businesses since the purchase date. The historical results of operations on a pro forma basis are not presented as the effects of the acquisitions were not material.

4/ Divestitures

   The Company sold its construction product line in Europe for $1,117 cash in 1997. It sold two product lines, including epoxy tooling slabs and Monarch sanitation chemicals for $27,468 in 1996 and a product line for $1,495 in 1995. The sales resulted in before tax gains of $667, $16,626 and $1,196, in 1997, 1996 and 1995 respectively.

5/ Research and Development Expenses

   Research and development expenses charged against earnings were $24,830, $25,823 and $26,541 in 1997, 1996 and 1995, respectively.

6/ Income Taxes

   Earnings before income taxes, minority interests and cumulative effect of accounting changes for each year is as follows:

                                              Pro
                                            Forma
                     1997        1996        1995        1995
-------------------------------------------------------------
United
  States (U.S.)   $49,081     $66,403     $40,468     $40,468
Outside
  U.S.             16,239      10,148       5,712       9,962
-------------------------------------------------------------
Total             $65,320     $76,551     $46,180     $50,430
-------------------------------------------------------------

   The components of the provision for income taxes excluding cumulative effect of accounting changes are:

                                              Pro
                                            Forma
                     1997        1996        1995        1995
--------------------------------------------------------------
Current:
  U.S. federal    $16,769     $23,225     $13,020     $13,020
  State             1,706       3,555       1,750       1,750
  Outside U.S.      5,705       6,487       9,791      10,845
--------------------------------------------------------------
                   24,180      33,267      24,561      25,615
--------------------------------------------------------------
Deferred:
  U.S. federal        498     (2,453)         724         724
  State               195        (82)          83          83
  Outside U.S.      1,778        501       (7,274)     (7,274)
--------------------------------------------------------------
                    2,471     (2,034)      (6,467)     (6,467)
--------------------------------------------------------------
Total             $26,651    $31,233      $18,094     $19,148
--------------------------------------------------------------

   The difference between the statutory U.S. federal income tax rate and the Company's effective income tax rate is explained below:

                                        Pro
                                      Forma
                       1997    1996    1995    1995
----------------------------------------------------
Statutory
  U.S. federal
  income
  tax rate             35.0%   35.0%   35.0%   35.0%

State income
  taxes                 1.7     3.0     2.3     2.3

U.S. federal
  income taxes
  on dividends
  received from
  non-U.S.
  subsidiaries,
  before foreign
  tax credits           5.2     3.6     7.3     7.3

Foreign tax
  credits              (1.7)   (3.3)   (4.8)   (4.8)

Non-U.S.
  taxes                 1.3     3.1    (1.1)   (2.3)

Other credits          (2.7)   (1.6)   (1.2)   (1.2)

Other                   2.0     1.0     1.7     1.7
----------------------------------------------------
Total                  40.8%   40.8%   39.2%   38.0%
----------------------------------------------------

   Deferred income tax balances at each year-end were:

                              1997        1996
-----------------------------------------------
Deferred tax assets        $65,205     $63,790
Valuation allowance         (4,330)     (6,258)
-----------------------------------------------
Deferred tax assets net of
  valuation allowance       60,875      57,532
Deferred tax liabilities   (49,964)    (43,778)
-----------------------------------------------
Net deferred tax assets    $10,911     $13,754
-----------------------------------------------

   Deferred income tax balances at each year-end were related to:

                                 1997            1996
------------------------------------------------------
Depreciation                 $(21,463)       $(23,215)
Pension                        17,613          16,053
Deferred compensation           4,895           5,640
Postretirement medical
  benefits                      7,088           6,546
Tax loss carryforwards         11,049          12,871
Inventory                         644           1,096
Provisions for expenses        (6,405)         (1,754)
Difference between assigned
  value and tax basis of
  acquisition                  (1,484)         (1,564)
Currency gains/losses           1,186           1,581
Other                           2,118           2,758
------------------------------------------------------
                               15,241          20,012
Valuation allowance            (4,330)         (6,258)
------------------------------------------------------
Net deferred tax assets       $10,911         $13,754
------------------------------------------------------


   U.S. income taxes have not been provided on approximately $67,366 of undistributed earnings of non-U.S. subsidiaries. The Company plans to reinvest these undistributed earnings. If any portion were to be distributed, the related U.S. tax liability would be reduced by foreign income taxes paid on those earnings plus any available foreign tax credit carryforwards. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable.

   While non-U.S. operations of the Company have been profitable overall, cumulative losses of $30,813 are carried as net operating losses in 22 different countries. These losses can be carried forward to offset income tax liability on future income in those countries. Cumulative losses of $17,698 can be carried forward indefinitely, while the remaining $13,115 must be used during the 1998-2002 period.

7/ Notes Payable

   The primary component of notes payable relates to the Company's short-term lines of credit with banks. This component totals $30,779. The amount of unused available borrowings under these lines at November 29, 1997 was $244,867.

   The weighted average interest rate on short-term borrowings was 9.4%, 7.7% and 9.1% in 1997, 1996 and 1995, respectively.

8/ Long-Term Debt

   Long-term debt, including obligations under capital leases, is summarized as follows:

                                Interest
                               Rate Range       Maturity         1997      1996
--------------------------------------------------------------------------------
U.S. dollar obligations:
  Notes (a)                                                   $98,740   $46,518
  Senior notes                 8.49-10.32%     1998-2010       90,000    90,000
  Industrial and commercial
    development bonds           4.00-7.75      2004-2016        7,100     7,100
  Various other obligations     5.00-7.61      1998-2005        8,212    10,359
--------------------------------------------------------------------------------
                                                              204,052   153,977
--------------------------------------------------------------------------------
Foreign currency obligations:
  Deutche mark notes (a)                                        3,230         -
  New Zealand dollar                  8.2%     1998-1999        2,902     8,046
  Australian dollar             6.70-8.90      1999-2000        8,159     5,677
  Italian lira                      10.81           2000        3,599     3,698
  Honduran Lempira                  30.00      1999-2002          664     1,125
  Costa Rican Colones         21.30-24.30      1999-2000          689       950
  Dominican peso                                                    -       587
  Japanese Yen                  1.72-4.20      2002-2005        6,176     5,351
  Various other obligations    7.50-27.00      1998-2001        1,169     1,721
--------------------------------------------------------------------------------
                                                               26,588    27,155
Capital leases                                      2002        1,907     2,788
--------------------------------------------------------------------------------
Total long-term debt                                          232,547   183,920
Current installments                                           (2,551)  (11,141)
--------------------------------------------------------------------------------
Total                                                        $229,996  $172,779
--------------------------------------------------------------------------------

(a) The Company has revolving credit agreements with a group of major banks which provide committed long-term lines of credit of $158,000 through December 20, 2004. At the Company's option, interest is payable at the London Interbank Offered Rate plus 0.175%-0.375%, adjusted quarterly based on the Company's capitalization ratio, or a bid rate. A facility fee of 0.075%-0.175% is payable quarterly.

   The most restrictive debt agreements place limitations on secured and unsecured borrowings, operating leases, and contain minimum interest coverage, current assets and net worth requirements. In addition, the Company cannot be a member of any "consolidated group" for income tax purposes other than with its subsidiaries. At November 29, 1997 the Company exceeded minimum requirements for all financial covenants.

   Aggregate maturities of long-term debt, including obligations under capital leases, amount to $2,551, $38,712, $10,316, $2,751 and $34,746 during the five fiscal years 1998 through 2002.

9/ Lease Commitments

   Assets under capital leases are summarized as follows:

                                   1997     1996
-------------------------------------------------
Land                             $2,824   $5,584
Buildings and improvements        5,365   10,006
Machinery and equipment               -       35
-------------------------------------------------
                                  8,189   15,625
Accumulated depreciation         (2,512)  (4,068)
-------------------------------------------------
Net assets under capital leases  $5,677  $11,557
-------------------------------------------------

   The following are the minimum lease payments that will have to be made in each of the years indicated based on capital and operating leases in effect as of November 29, 1997:

                       Capital Operating
----------------------------------------
Fiscal year:
  1998                    $516    $7,585
  1999                     505     6,477
  2000                     493     5,396
  2001                     435     4,510
  2002                     247     4,374
Later years                  -     5,584
----------------------------------------
Total minimum
  lease payments        $2,196   $33,926
                                 -------
Amount representing
  interest                (289)
------------------------------
Present value of minimum
  lease payments        $1,907
------------------------------

   Rental expense for all operating leases charged against earnings amounted to $14,166, $13,385 and $14,051 in 1997, 1996 and 1995, respectively.

10/ Contingencies

    Legal: The Company and its subsidiaries are parties to various lawsuits and governmental proceedings. For further information on certain legal proceedings, see Item 3 of the 1997 10-K. In particular, the Company is currently deemed a potentially responsible party (PRP) or defendant, generally in conjunction with numerous other parties, in a number of government enforcement and private actions associated with hazardous waste sites. As a PRP or defendant, the Company may be required to pay a share of the costs of investigation and cleanup of these sites. In some cases the Company may have rights of indemnification from other parties. The Company's liability in the future for such claims is difficult to predict because of the uncertainty as to the cost of the investigation and cleanup of the sites, the Company's responsibility for such hazardous waste and the number or financial condition of other PRPs or defendants. As is the case with other types of litigation and proceedings to which the Company is a party, based upon currently available information, it is the Company's opinion that none of these matters will result in material liability to the Company.

    Off Balance Sheet Financing: At November 29, 1997, the aggregate contract value of instruments to sell 4,521 pound sterling and $4,397 to buy foreign currency (primarily 22,340 Dutch guilders) was $12,075. The contracts mature between December 23, 1997 and November 20, 2000.

11/ Retirement Plans

    The Company has noncontributory defined benefit plans covering all U.S. employees. Benefits for the plans are based primarily on years of service and employees' average compensation during their five highest out of the last ten years of service. The Company's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of listed equity securities and an Immediate Participation Guarantee contract with an insurance company.

    Certain non-U.S. consolidated subsidiaries provide pension benefits for their employees consistent with local practices and regulations. Most of these plans are noncontributory, unfunded, defined benefit plans covering substantially all employees upon completion of a specified period of service. Benefits for the plans are generally based on years of service and annual compensation. The plans historically have been unfunded book reserved plans, but in 1997 the Company partially funded the German plan. Related pension obligations are provided through accrued pension costs.

    Pension cost consists of the following:

                                                           U.S. Plans                  Non-U.S. Plans
                                                 ----------------------------- --------------------------
                                                    1997      1996      1995      1997      1996    1995
------------------------------------------------------------------------------ --------------------------
Service cost-benefits earned during the period    $4,633    $5,440    $4,190    $1,849    $2,586  $2,052
Interest cost on projected benefit obligation     11,048    10,026     9,287     3,482     5,087   3,778
Return on plan assets   - actual                 (50,212)  (11,607)  (33,954)     (788)     (690)   (406)
                        - deferred                38,707     1,096    24,668       275       373      93
Amortization of transition (asset) liability         (27)      (27)      (27)       72       107      94
All other cost components                            339       772       409        69       104      85
------------------------------------------------------------------------------ --------------------------
Net pension cost                                  $4,488    $5,700    $4,573    $4,959    $7,567  $5,696
------------------------------------------------------------------------------ --------------------------

    The funded status of the plans and the amount recognized on the balance sheet at each year-end are:

                                                                              Non-U.S. Plans
                                                                 -------------------------------------------
                                                U.S. Plans         Assets Exceed ABO      ABO Exceeds Assets
                                        -----------------------  --------------------  ---------------------
                                             1997        1996       1997       1996        1997        1996
---------------------------------------------------  ----------  --------------------  ---------------------
Actuarial present value of benefit
 obligations:
 - vested benefits                      $(111,644)   $(95,720)   $(4,155)   $(3,086)   $(40,251)   $(44,133)
 - non-vested benefits                     (3,576)     (3,830)        (3)       (15)       (760)       (705)
---------------------------------------------------  ----------  --------------------  ---------------------
Accumulated benefit obligation (ABO)     (115,220)    (99,550)    (4,158)    (3,101)    (41,011)    (44,838)
Effect of projected future
  compensation increases                  (38,911)    (35,137)      (678)      (402)     (5,639)     (8,516)
---------------------------------------------------  ----------  --------------------  ---------------------
Projected benefit obligation             (154,131)   (134,687)    (4,836)    (3,503)    (46,650)    (53,354)
Plan assets at fair value                 186,911     141,474      6,111      4,795      14,270           -
---------------------------------------------------  ----------  --------------------  ---------------------
Plan assets in excess of (less than)
  projected benefit obligation             32,780       6,787      1,275      1,292     (32,380)    (53,354)
Unrecognized prior service cost             5,239       6,315         62         85         (41)        397
Unrecognized transition (asset) liability    (178)       (206)       (85)      (108)      1,202       1,527
Unrecognized net (gain)                   (74,299)    (44,744)       (65)      (105)     (1,418)       (625)
---------------------------------------------------  ----------  --------------------  ---------------------
(Accrued) prepaid pension costs          $(36,458)   $(31,848)    $1,187     $1,164    $(32,637)   $(52,055)
---------------------------------------------------- ----------  --------------------  ---------------------

    Assumptions used:

                                                   U.S. Plans                       Non-U.S. Plans
                                       ---------------------------------  --------------------------------
                                           1997       1996        1995        1997        1996        1995
------------------------------------------------------------------------  --------------------------------
Weighted average discount rate          7.5%(1)    8.0%(1)    7.25%(1)    6.5-8.0%    7.0-8.0%    7.0-8.0%
                                        8.0%(2)   7.25%(2)    8.75%(2)
Rate of increase in
  compensation levels                   4.5%(1)    4.5%(1)     4.5%(1)    2.5-4.5%    3.0-5.0%    5.0-6.0%
                                        4.5%(2)    4.5%(2)     5.5%(2)
Expected long-term rate of
  return on plan assets                10.0%      10.0%        10.0%          8.0%        8.0%        8.0%

(1) August 31, 1997 and 1996 and November 30, 1995 assumptions used for funded status of U.S. plans.

(2) December 1, 1996, 1995 and 1994 assumptions used for U.S. plans pension cost. The impact of a one percent increase in the discount rate is an approximate $1,400 decrease in annual pension cost.

    The charge to earnings relating to all plans was $11,774, $15,934 and $12,627 in 1997, 1996 and 1995, respectively.

12/ Other Postretirement Benefits

    The Company and certain of its consolidated subsidiaries provide health care and life insurance benefits for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers.

    The obligation for these benefits was determined by application of the terms of health and life insurance plans, together with relevant actuarial assumptions and health-care cost trend rates, as of December 1, 1996, projected at annual rates ranging from 8.2 percent in 1997 graded down to 4.9 percent for the year 2001 and after. The benefit obligation discount rate at that time was 8.0 percent.

    The funded status of the plan was determined based on actuarial assumptions and health-care trend rates, as of August 31, 1997, projected at annual rates ranging from 7.4 percent in 1997 graded down to 4.9 percent for the year 2001 and after. The benefit obligation discount rate at that time was 7.5 percent.

    The effect of a one percent annual increase in the assumed health-care cost trend rates would increase the accumulated postretirement benefits obligation at August 31, 1997, by $4,255 and the aggregate of service and interest cost components of net periodic postretirement benefit costs by $747.

    The Company funds U.S. postretirement benefits through a Voluntary Employees' Beneficiaries Association Trust which was established in 1991. The funds are invested primarily in common stocks with an expected long-term rate of return of 8.5 percent.

    The funded status of the plan at each year-end is as follows:

                                       1997          1996
----------------------------------------------------------
Actuarial present value of
  postretirement
  benefit obligation:
  Retirees                         $(15,474)     $(10,927)
  Active employees fully
    eligible for benefits           (10,306)       (9,146)
  Other active employees             (8,419)       (7,837)
----------------------------------------------------------
Accumulated postretirement
  benefit obligation                (34,199)      (27,910)
Fair value of plan assets            45,891        29,886
Unrecognized prior service cost      (7,062)       (5,738)
Unrecognized net (gain) loss         (2,466)           54
----------------------------------------------------------
Prepaid (accrued) unfunded
  postretirement benefit obligation  $2,164       $(3,708)
----------------------------------------------------------
Benefit obligation discount rate        7.5%          8.0%

    The components of net periodic postretirement benefit cost are as follows:

                                    1997      1996      1995
-------------------------------------------------------------
Service cost-benefits
  earned during the period        $1,740    $2,128    $1,820
Interest cost on
  projected benefit obligation     2,447     2,437     2,623
Return on assets    - actual     (11,084)   (1,643)   (5,265)
                    - deferred     8,531      (421)    3,889
All other components                (878)     (425)      182
-------------------------------------------------------------
Net periodic postretirement
  benefit cost                      $756    $2,076    $3,249
-------------------------------------------------------------

13/ Stockholders' Equity

    Preferred Stock: The Board of Directors is authorized to issue up to 10,000,000 additional shares of preferred stock that may be issued in one or more series and with such stated value and terms as may be determined by the Board of Directors.

    Series A Preferred Stock: There were 45,900 Series A preferred shares with a par value of $6.67 authorized and issued at November 29, 1997 and November 30, 1996. The holder of Series A preferred stock is entitled to cumulative dividends at the rate of $0.33 per share per annum. Common stock dividends may not be paid unless provision has been made for payment of Series A preferred dividends. The Series A preferred stock has multiple voting rights entitling the Series A preferred stockholder to 80 votes per share. The terms of the Series A preferred stock include the right of the Company to purchase the shares at specified times and the right of the Company to redeem all shares at par value if authorized by the shareholders.

    Series B Preferred Stock: In connection with the adoption of the shareholder rights plan, (see below) the Board of Directors authorized a new series of preferred stock ("Series B preferred shares") that would be exchanged for the Company's existing Series A preferred shares, if and at such time as the rights issued pursuant to the shareholder rights plan become exercisable. The Series B preferred shares have the same terms as the Series A preferred shares except that the voting rights of the Series B preferred shares are increased proportionately according to the number of shares issued upon the exercise or exchange of rights. The Company entered into a Stock Exchange Agreement dated July 18, 1996, with Elmer L. Andersen by which the Series B preferred shares would be exchanged for all Series A preferred shares on the date the rights under the shareholder rights plan become exercisable. The exchange of the Series A preferred shares, all of which are held by Elmer L. Andersen, for the new Series B preferred shares is intended to preserve Mr. Andersen's voting power, in the event any rights are exercised. No event has occurred which would cause the exchange to be effected.

    Common Stock: There were 40,000,000 par value $1.00 common shares authorized and 13,840,773 and 14,065,752 shares issued at November 29, 1997 and November 30, 1996, respectively.

    Shareholder Rights Plan: The Company has a shareholder rights plan under which each holder of a share of common stock also has one right to purchase one share of common stock for $180. The rights are not presently exercisable. Upon the occurrence of certain "flip-in" events, each right becomes exercisable and then entitles its holder to purchase $180 worth of common stock at one-half of its then market value. Upon certain "flip-over" events, each right entitles its holder to purchase $180 worth of stock of another party at one-half of its then market value. One flip-in event is when a person or group (an "acquiring person") acquires 15 percent or more of the Company's outstanding common stock. Rights held by an acquiring person or an adverse person are void. The Company may redeem the rights for one cent per share, but the redemption right expires upon the occurrence of a flip-in event. In addition, at any time after a person or group acquires 15 percent or more of the Company's outstanding common stock, but less than 50 percent, the Board of Directors may, at its option, exchange all or part of the rights (other than rights held by the acquiring person) for shares of the Company's common stock at a rate of one share of common stock for every right. The rights expire on July 30, 2006.

    Directors' Stock Plan: The Directors' Stock Plan reserves 75,000 shares of common stock for allocation as payment of retainer fees. Directors, who are not employees, can choose to receive all or a portion of the payment of their retainer and meeting fees in shares of Company common stock when they leave the Board rather than cash payments each year. At November 29, 1997, 39,124 shares remained available for future allocation.

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

    A total of 38,736, 38,900 and 39,800 restricted shares of the Company's common stock were granted to certain employees in 1997, 1996 and 1995, respectively. The market value of shares awarded $2,108, $1,352 and $1,403 has been recorded as unearned compensation - restricted stock in 1997, 1996 and 1995, respectively and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the ten-year vesting period and amounted to $548, $473 and $315 in 1997, 1996 and 1995, respectively.

    A total of 21,850, 25,500 and 29,650 restricted share units of the Company's common stock were allocated to certain employees in 1997, 1996 and 1995, respectively. The market value of units allocated of $1,191, $886 and $1,045 in 1997, 1996 and 1995, respectively, is being charged to expense over the ten-year vesting period.

    At November 29, 1997, 585,693 shares remained available for future grants or allocations.

    Stock-Based Compensation: In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by this Standard, the Company will continue to measure compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board Opinion No. 25. Since the Company does not grant a significant number of stock options, there is no pro forma impact to disclose due to the effectiveness of SFAS No. 123.

    1987 Stock Option Plan: 182,790 options were outstanding at November 29, 1997 under the Company's 1987 non-qualified plan. Options are exercisable over varying periods ending on October 10, 2000. At November 29, 1997, no shares remained available for grants under this plan.

    Information on stock options is shown in the following table:

                                            Option Shares
-----------------------------------------------------------------------
                               Outstanding   Exercisable    Price Range
-----------------------------------------------------------------------
Balances at November 30, 1994      266,783       266,783   $14.33-16.33
Exercised                          (33,321)      (33,321)         14.33
Cancelled                           (3,300)       (3,300)         14.33
-----------------------------------------------------------------------
Balances at November 30, 1995      230,162       230,162    14.33-16.33
Exercised                          (17,918)      (17,918)   14.33-15.50
Cancelled                             (375)         (375)         14.33
-----------------------------------------------------------------------
Balances at November 30, 1996      211,869       211,869    14.33-16.33
Exercised                          (29,079)      (29,079)         14.33
-----------------------------------------------------------------------
Balances at November 29, 1997      182,790       182,790   $14.33-16.33
-----------------------------------------------------------------------

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

    A summary of Company operations by geographic areas for each year is as follows:

Sales to
  unaffiliated                                       Pro Forma
  customers:                    1997         1996         1995         1995
---------------------------------------------------------------------------
North
  America                   $772,104     $733,683     $692,908     $692,099
Europe                       247,920      272,085      285,877      284,049
Latin
  America                    192,530      184,208      183,823      182,009
Asia/
  Pacific                     94,235       85,740       86,204       85,661
---------------------------------------------------------------------------
Total trade
  sales                   $1,306,789   $1,275,716   $1,248,812   $1,243,818
---------------------------------------------------------------------------

Inter-
  company                                           Pro Forma
  sales:                 1997            1996            1995            1995
-----------------------------------------------------------------------------
North
  America             $17,257         $14,379         $16,032         $16,014
Europe                  4,098           2,432           1,457           1,448
Latin
  America              14,398           9,897           7,342           7,270
Asia/
  Pacific                 111              51             164             163
Eliminations          (35,864)        (26,759)        (24,995)        (24,895)
-----------------------------------------------------------------------------
Total
  intercompany
  sales                     -               -               -               -
-----------------------------------------------------------------------------

                                                     Pro Forma
Net sales:                1997            1996            1995            1995
------------------------------------------------------------------------------
North
  America             $789,361        $748,062        $708,940        $708,113
Europe                 252,019         274,517         287,334         285,497
Latin
  America              206,928         194,105         191,165         189,279
Asia/
  Pacific               94,345          85,791          86,368          85,824
Eliminations           (35,864)        (26,759)        (24,995)        (24,895)
------------------------------------------------------------------------------
Total net
  sales             $1,306,789      $1,275,716      $1,248,812      $1,243,818
------------------------------------------------------------------------------

                                                       Pro Forma
Earnings:                   1997            1996            1995            1995
---------------------------------------------------------------------------------
North
  America                $59,940         $57,485         $42,165         $41,908
Europe                    11,112          11,864          10,036          12,567
Latin
  America                 15,659          13,140          15,208          16,516
Asia/
  Pacific                    541          (1,735)         (1,700)         (1,226)
---------------------------------------------------------------------------------
Operating
  earnings                87,252          80,754          65,709          69,765
Interest
  expense                (19,836)        (18,881)        (18,132)        (18,132)
Gain on
  sale of assets           5,199          16,673           1,764           1,764
Other
  (expense)               (7,295)         (1,995)         (3,161)         (2,967)
---------------------------------------------------------------------------------
Earnings
  before
  income taxes,
  minority interest
  and accounting
  change                 $65,320         $76,551         $46,180         $50,430
---------------------------------------------------------------------------------

Identifiable assets:        1997            1996            1995
-----------------------------------------------------------------
North America           $554,569        $503,976        $460,895
Europe                   176,745         183,993         191,194
Latin America            150,138         135,031         139,005
Asia/Pacific              75,625          74,439          70,985
Eliminations             (41,247)        (30,408)        (37,296)
General
  corporate
  assets                   1,816           2,244           4,146
-----------------------------------------------------------------
Total assets            $917,646        $869,275        $828,929
-----------------------------------------------------------------

15/ Quarterly Data (unaudited)

Net Sales:                         1997              1996
---------------------------------------------------------
First quarter                  $304,091          $303,571
Second quarter                  328,872           320,223
Third quarter                   323,460           318,100
Fourth quarter                  350,366           333,822
---------------------------------------------------------
Total year                   $1,306,789        $1,275,716
---------------------------------------------------------

Gross profit:                      1997              1996
---------------------------------------------------------
First quarter                   $94,728           $92,061
Second quarter                  105,473           101,266
Third quarter                   102,760           102,458
Fourth quarter                  109,993           108,430
---------------------------------------------------------
Total year                     $412,954          $404,215
---------------------------------------------------------

Operating earnings:                1997              1996
---------------------------------------------------------
First quarter                   $15,333           $10,027
Second quarter                   22,263            17,075
Third quarter                    21,946            26,989
Fourth quarter                   27,710            26,663
---------------------------------------------------------
Total year                      $87,252           $80,754
---------------------------------------------------------

Net earnings:                      1997              1996
---------------------------------------------------------
First quarter                    $5,821            $2,670
Second quarter                   11,111             8,415
Third quarter                    10,763            22,015
Fourth quarter                    9,245*           12,330
---------------------------------------------------------
Total year                      $36,940*          $45,430
---------------------------------------------------------

Net earnings per share:            1997              1996
---------------------------------------------------------
First quarter                     $0.41             $0.19
Second quarter                     0.78              0.60
Third quarter                      0.77              1.56
Fourth quarter                     0.66*             0.87
---------------------------------------------------------
Total year                        $2.62*            $3.22
---------------------------------------------------------

* Fourth quarter earnings were $12,613 or $0.90 per share before an accounting change charge of $(3,368) or $(0.24) per share. Year-to-date earnings were $40,308 or $2.86 per share before an accounting change charge of $(3,368) or $(0.24) per share.

                      -------------------------------------
                               Management's Report
                      -------------------------------------

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

Jorge Walter Bolanos
Senior Vice President,
Chief Financial Officer and
Treasurer

Walter Kissling
President and
Chief Executive Officer

                      -------------------------------------
                        Report of Independent Accountants
                      -------------------------------------

To the Board of Directors and
Stockholders of H.B. Fuller Company

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of H.B. Fuller Company and its subsidiaries at November 29, 1997 and November 30, 1996, and the results of their operations and their cash flows for each of the three years in the period ended November 29, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 1, in 1997 the Company changed its accounting for certain information technology transformation costs to conform with issue 97-13 of the Emerging Issues Task Force.

Price Waterhouse LLP
Minneapolis, Minnesota
January 11, 1998

--------------------------------------------------------------------------------
                1969-1997 In Review and Selected Financial Data

                      H.B. Fuller Company and Subsidiaries
--------------------------------------------------------------------------------

  Annual Growth Rate
 1-yr    5-yr    10-yr
 1996-   1992-   1987-   (Dollars in thousands,                          Pro Forma
 1997    1997    1997    except per share amounts)       1997*     1996*    1995**      1995      1994    1993    1992    1991
------------------------------------------------------------------------------------------------------------------------------
   %       %       %     Income Statement Data:
  2.4     6.8     8.1    Net sales                  $1,306,789 1,275,716 1,248,812 1,243,818 1,097,367 975,287 942,438 861,024
  8.0     4.1     6.2    Operating earnings            $87,252    80,754    65,709    69,765    65,953  53,470  71,406  59,846
                         Earnings from
(11.3)    2.5     4.6      continuing operations       $40,308    45,430    28,195    31,195    30,863  21,701  35,622  27,687
(18.7)    0.7     3.6    Net earnings                  $36,940    45,430    25,663    28,663    30,863   9,984  35,622  27,687
 (1.1)   10.2    11.8    Depreciation                  $40,412    40,878              35,134    28,177  24,934  24,865  21,787
  5.1     9.6    13.7    Interest expense              $19,836    18,881              18,132    11,747  10,459  12,537  14,788
(14.7)    1.5     5.0    Income taxes                  $26,651    31,233    18,094    19,148    19,782  19,191  24,716  19,173
                         Balance Sheet Data:
  5.6    10.3    10.8    Total assets                 $917,646   869,275             828,929   742,617 564,521 561,204 508,911
 21.2     5.6     7.1    Working capital              $171,607   141,617             142,056   129,665 119,905 130,817 108,779
                         Current ratio                     1.7       1.6                 1.6       1.6     1.7     1.8     1.7
                         Net property,
  1.9    12.3    12.1      plant and equipment        $398,561   391,201             355,123   295,090 232,547 223,153 207,378
                         Long-term debt, excluding
 33.1    33.9    21.4      current installments       $229,996   172,779             166,459   130,009  60,261  53,457  71,814
  1.3     5.9     7.7    Stockholders' equity         $339,114   334,740   299,532   299,414   274,805 249,396 255,040 219,050
                         Stockholder Data:
                         Earnings from continuing
                           operations:
(11.2)    2.3     4.8      Per common share              $2.86      3.22      2.01      2.22      2.20    1.55    2.55    2.00
                           Percent of net sales            3.1       3.6       2.3       2.5       2.8     2.2     3.8     3.2
                         Net earnings:
(18.6)    0.5     3.9      Per common share              $2.62      3.22      1.83      2.04      2.20    0.71    2.55    2.00
                           Percent of net sales            2.8       3.6       2.1       2.3       2.8     1.0     3.8     3.2
                         Dividends paid:
  9.9     9.4    10.3      Per common share              $0.72     0.655               0.625     0.575    0.54    0.46    0.41
                         Stockholders' equity:
  2.9     5.8     8.0      Per common share             $24.48     23.78     21.36     21.35     19.70   17.92   18.43   15.96
                         Return on average
                           stockholders' equity           12.0      14.3       9.8      10.0      11.5     4.0    15.0    13.3
                         Common stock price:
 26.2     2.5     6.4      High                         $60.25     47.75               39.75     42.25   42.75   53.25   38.33
 50.8     6.4    10.7      Low                          $44.50     29.50               27.75     29.00   31.25   32.58   18.83
                         Average common shares
                           outstanding
 (0.1)    0.2    (0.2)     (in thousands)               14,100    14,114              14,059    14,036  14,018  13,989  13,854
  1.7     0.7     2.7    Number of employees             6,000     5,900               6,400     6,400   6,000   5,800   5,600

 * 52-week years ended November 29, 1997 and November 30, 1996. All other years are twelve-months ended November 30.

**  See Consolidated Financial Statements Note 1, Change in Year-end.

  Annual Growth Rate
 1-yr    5-yr    10-yr
 1996-   1992-   1987-   (Dollars in thousands,
 1997    1997    1997    except per share amounts)     1990     1989    1988      1987    1986    1985    1984    1983    1982
-------------------------------------------------------------------------------------------------------------------------------
   %       %       %     Income Statement Data:
  2.4     6.8     8.1    Net sales                  792,230  753,374  684,034  597,061 528,483 457,937 447,984 414,210 321,502
  8.0     4.1     6.2    Operating earnings          51,911   46,009   46,430   47,748  39,483  30,733  32,179  32,452  24,940
                         Earnings from
(11.3)    2.5     4.6      continuing operations     21,145   15,671   21,081   25,812  18,922  13,335  13,033  13,624   9,188
(18.7)    0.7     3.6    Net earnings                21,145   15,671   21,081   25,812  18,922  14,909  11,895  13,832   9,493
 (1.1)   10.2    11.8    Depreciation                20,376   16,571   14,469   13,197  10,566   9,318   7,898   6,786   5,014
  5.1     9.6    13.7    Interest expense            14,028   13,237    8,477    5,479   6,208   7,627   8,894   6,546   5,482
(14.7)    1.5     5.0    Income taxes                15,234   13,936   14,361   16,320  14,107   9,525   9,944  10,108   8,151
                         Balance Sheet Data:
  5.6    10.3    10.8    Total assets               489,634  455,172  434,293  329,636 291,180 253,571 236,489 225,154 206,752
 21.2     5.6     7.1    Working capital             96,097   95,645  104,071   86,598  74,232  69,477  68,072  59,848  48,969
                         Current ratio                  1.7      1.8      1.9      1.9     1.9     2.0     2.1     2.0     1.8
                         Net property,
  1.9    12.3    12.1      plant and equipment      202,341  186,631  161,605  126,905 108,989  97,173  87,357  80,427  73,077
                         Long-term debt, excluding
 33.1    33.9    21.4      current installments      88,240  100,974   98,473   33,015  37,211  44,207  51,381  51,755  44,083
  1.3     5.9     7.7    Stockholders' equity       197,191  186,515  178,871  161,355 135,479 113,417  99,908  92,212  81,645
                         Stockholder Data:
                         Earnings from continuing
                           operations:
(11.2)    2.3     4.8      Per common share            1.53     1.09    1.46      1.79    1.33    0.96    0.93    0.98    0.67
                           Percent of net sales         2.7      2.1     3.1       4.3     3.6     2.9     2.9     3.3     2.9
                         Net earnings:
(18.6)    0.5     3.9      Per common share            1.53     1.09    1.46      1.79    1.33    1.07    0.86    0.99    0.69
                           Percent of net sales         2.7      2.1     3.1       4.3     3.6     3.3     2.7     3.3     3.0
                         Dividends paid:
  9.9     9.4    10.3      Per common share            0.40     0.38    0.35      0.27    0.23    0.21    0.20    0.18    0.17
                         Stockholders' equity:
  2.9     5.8     8.0      Per common share           14.56    13.27   12.56     11.35    9.62    8.19    7.23    6.67    5.90
                         Return on average
                           stockholders' equity        11.0      8.6    12.4      17.4    15.2    14.0    12.4    15.9    12.1
                         Common stock price:
 26.2     2.5     6.4      High                       19.17    22.83   25.83     32.33   20.67   11.25   13.63   13.25    8.50
 50.8     6.4    10.7      Low                        13.75    13.83   16.00     16.17   10.25    8.17    7.83    7.63    4.75
                         Average common shares
                           outstanding
 (0.1)    0.2    (0.2)     (in thousands)            13,798   14,358  14,387    14,379  14,196  13,880  13,881  13,908  13,785
  1.7     0.7     2.7    Number of employees          5,600    5,500   5,200     4,600   4,500   4,400   4,300   4,100   4,000


  Annual Growth Rate
 1-yr    5-yr    10-yr
 1996-   1992-   1987-   (Dollars in thousands,
 1997    1997    1997    except per share amounts)      1981    1980    1979    1978    1977    1976
----------------------------------------------------------------------------------------------------
   %       %       %     Income Statement Data:
  2.4     6.8     8.1    Net sales                   318,793 288,653 251,558 219,962 192,848 167,892
  8.0     4.1     6.2    Operating earnings           30,531  23,958  20,739  18,681  15,504  13,571
                         Earnings from
(11.3)    2.5     4.6      continuing operations      13,327   8,538   7,433   7,122   6,181   5,382
(18.7)    0.7     3.6    Net earnings                 13,587   8,921   7,527   7,122   6,181   5,382
 (1.1)   10.2    11.8    Depreciation                  4,592   4,507   3,986   3,319   2,897   2,383
  5.1     9.6    13.7    Interest expense              5,106   6,012   4,106   3,161   2,524   2,369
(14.7)    1.5     5.0    Income taxes                 12,069   7,954   7,807   7,355   6,584   5,322
                         Balance Sheet Data:
  5.6    10.3    10.8    Total assets                157,417 146,674 139,190 116,222 100,847  90,670
 21.2     5.6     7.1    Working capital              42,370  41,229  32,696  32,575  32,135  29,194
                         Current ratio                   1.9     1.9     1.7     1.9     2.1     2.1
                         Net property,
  1.9    12.3    12.1      plant and equipment        46,938  47,245  42,193  35,478  30,154  28,110
                         Long-term debt, excluding
 33.1    33.9    21.4      current installments       23,072  26,049  23,375  22,235  20,977  21,247
  1.3     5.9     7.7    Stockholders' equity         75,842  64,951  57,867  50,698  45,016  40,075
                         Stockholder Data:
                         Earnings from continuing
                           operations:
(11.2)    2.3     4.8      Per common share             0.97    0.63    0.55    0.53    0.46    0.40
                           Percent of net sales          4.2     3.0     3.0     3.2     3.2     3.2
                         Net earnings:
(18.6)    0.5     3.9      Per common share             0.99    0.66    0.56    0.53    0.46    0.40
                           Percent of net sales          4.3     3.1     3.0     3.2     3.2     3.2
                         Dividends paid:
  9.9     9.4    10.3      Per common share             0.15    0.13    0.12    0.11    0.09    0.07
                         Stockholders' equity:
  2.9     5.8     8.0      Per common share             5.48    4.83    4.31    3.74    3.35    2.97
                         Return on average
                           stockholders' equity         19.3    14.5    13.7    15.0    14.5    14.2
                         Common stock price:
 26.2     2.5     6.4      High                         8.71    4.46    4.29    4.75    3.54    3.04
 50.8     6.4    10.7      Low                          3.92    2.92    3.25    2.79    2.46    1.75
                         Average common shares
                           outstanding
 (0.1)    0.2    (0.2)     (in thousands)             13,704  13,479  13,473  13,473  13,362  13,362
  1.7     0.7     2.7    Number of employees           3,300   3,400   3,400   3,300   3,000   2,800


  Annual Growth Rate
 1-yr    5-yr    10-yr
 1996-   1992-   1987-   (Dollars in thousands,
 1997    1997    1997    except per share amounts)      1975   1974    1973    1972    1971    1970    1969
-----------------------------------------------------------------------------------------------------------
   %       %       %     Income Statement Data:
  2.4     6.8     8.1    Net sales                   129,426 121,839 91,572  78,257  60,167  53,024  47,248
  8.0     4.1     6.2    Operating earnings            9,060  12,745  8,657   7,394   5,088   5,273   4,726
                         Earnings from
(11.3)    2.5     4.6      continuing operations       3,785   5,323  3,274   3,112   2,247   2,347   2,018
(18.7)    0.7     3.6    Net earnings                  3,785   5,323  3,274   3,112   2,247   2,347   2,018
 (1.1)   10.2    11.8    Depreciation                  2,000   1,705  1,518   1,464   1,147     851     789
  5.1     9.6    13.7    Interest expense              1,900   2,098  1,370   1,173     687     515     434
(14.7)    1.5     5.0    Income taxes                  3,290   5,023  3,470   3,080   1,960   2,322   1,978
                         Balance Sheet Data:
  5.6    10.3    10.8    Total assets                 78,643  70,830 61,021  51,194  40,210  33,294  27,352
 21.2     5.6     7.1    Working capital              28,410  20,244 17,087  14,599  12,795   9,542  10,262
                         Current ratio                   2.5     1.9    2.0     2.1     2.3     2.0     2.5
                         Net property,
  1.9    12.3    12.1      plant and equipment        24,446  20,739 18,676  16,498  12,578  10,037   7,822
                         Long-term debt, excluding
 33.1    33.9    21.4      current installments       21,368  12,537 13,108  10,336   6,033   3,194   3,178
  1.3     5.9     7.7    Stockholders' equity         35,666  32,787 28,259  25,603  23,083  17,848  15,543
                         Stockholder Data:
                         Earnings from continuing
                           operations:
(11.2)    2.3     4.8      Per common share             0.28    0.40   0.24    0.23    0.18    0.19    0.18
                           Percent of net sales          2.9     4.4    3.6     4.0     3.7     4.4     4.3
                         Net earnings:
(18.6)    0.5     3.9      Per common share             0.28    0.40   0.24    0.23    0.18    0.19    0.18
                           Percent of net sales          2.9     4.4    3.6     4.0     3.7     4.4     4.3
                         Dividends paid:
  9.9     9.4    10.3      Per common share             0.07    0.06   0.05    0.05    0.05    0.04    0.03
                         Stockholders' equity:
  2.9     5.8     8.0      Per common share             2.65    2.43   2.09    1.91    1.72    1.47    1.29
                         Return on average
                           stockholders' equity         11.1    17.4   12.2    12.8    11.0    14.1    15.3
                         Common stock price:
 26.2     2.5     6.4      High                         2.29    1.87   4.33    3.71    4.71    4.00    3.97
 50.8     6.4    10.7      Low                          1.00    1.04   1.08    1.33    3.21    2.53    2.55
                         Average common shares
                           outstanding
 (0.1)    0.2    (0.2)     (in thousands)             13,362  13,362 13,371  13,419  12,390  12,048  11,175
  1.7     0.7     2.7    Number of employees           2,600   2,300  2,100   1,800   1,700   1,600   1,500

                                       50

H.B. Fuller Company
Milestones...
 . 1887 - Harvey B. Fuller begins manufacturing wallpaper paste

 . 1941 - Elmer Andersen purchases company
  (sales: $250,000)

 . 1968 - Establishment of Latin American operations

 . 1968 - Initial sale of equity to public investors

 . 1972 - Establishment of European operations

 . 1974 - $100 million worldwide sales

 . 1976 - Establishment of Asia/Pacific manufacturing

 . 1976 - Community Affairs funding: 5% of U.S. pre-tax profits

 . 1980 - U.S. market-driven realignment of sales organization to strategic business units (SBUs)

 . 1983 - First year to make Fortune magazine's Fortune 500 list - ranked 493

 . 1987 - H.B. Fuller celebrated 100 years of business

 . 1989 - Recognized in the book "The Service Edge" as one of the top 101 companies with outstanding service to customers

 . 1990 - Global market-driven realignment of sales organization to strategic business units (SBUs)

 . 1993 - H.B. Fuller became the first manufacturer of specialty chemical products to affirm the ten-point environmental code authored by the Coalition for Environmentally Responsible Economies (CERES)

 . 1994 - Exceeded $1 billion in worldwide sales ($1.1 billion in 1994)

 . 1997 - H.B. Fuller named one of "The 100 Best Companies to Work For In
         America"  by Fortune magazine

--------------------------------------------------------------------------------
                              Investor Information
--------------------------------------------------------------------------------

MARKET PRICE      Highs      Lows              DIVIDENDS
   Q1F97         $51.25     $44.50                   Q1F97      $0.165
   Q1F96         $39.25     $32.00                   Q1F96      $0.160
   Q2F97         $56.13     $46.50                   Q2F97      $0.185
   Q2F96         $36.50     $29.50                   Q2F96      $0.165
   Q3F97         $60.25     $46.88                   Q3F97      $0.185
   Q3F96         $37.50     $31.50                   Q3F96      $0.165
   Q4F97         $59.50     $45.38                   Q4F97      $0.185
   Q4F96         $47.75     $34.50                   Q4F96      $0.165


Annual Meeting

    The annual meeting of shareholders will be held on Thursday, April 16, 1998, at 3 p.m. at the Regal Minneapolis Hotel, Forum Room, 1313 Nicollet Mall, Minneapolis, Minn. All shareholders are cordially invited to attend.

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

    If you want to receive shareholder material through the mail, or if you'd like to be added to our mailing list, call our Shareholder Services Line at 1-800-214-2523. For a fax of the year's earnings releases, as well as faxes on up-to-date information on the company call 1-800-758-5804 - Pin #336719.

Dividend Reinvestment Plan

    The dividend reinvestment plan is designed for all H.B. Fuller shareholders. It provides a convenient and economical way to purchase additional shares of Fuller Common Stock, and to invest all or a portion of cash dividends in additional shares of stock at a discount, all without payments of brokerage fees or service changes. Using the plan you can: save on brokerage fees; pay 3 percent less for shares purchases with dividends; buy additional shares as often as you like; have the plan administrator maintain your stock certificates; give a gift of H.B. Fuller stock; obtain updates of your account easily. Approximately 80 percent of our shareholders of record currently are participants.

Form 10-K Report

    H.B. Fuller Company's Form 10-K annual report for the year ended Nov. 29, 1997, filed with the Securities and Exchange Commission, Washington, D.C., is available upon request at no charge. Exhibits to the Form 10-K are available at a charge sufficient to cover postage and handling. This material may be obtained by writing to: Corporate Secretary, H.B. Fuller Company, P.O. Box 64683, St. Paul, Minn. 55164-0683.

Independent Accountants

    Price Waterhouse LLP, Minneapolis, Minn.

Investor Contact

    Richard Edwards
    Director of Investor Relations
    612-236-5150

Market Makers

    The following firms made a market in H.B. Fuller as of Nov. 29, 1997:

    . Merrill Lynch, Pierce, Fenner
    . Lehman Brothers Inc.
    . Piper Jaffray Companies Inc.
    . Cantor, Fitzgerald & Co.
    . Salomon Smith Barney Inc.
    . Sherwood Securities Corp.
    . Knight Securities L.P.
    . Dain, Bosworth, Inc.

Number of Common Shareholders

    As of Nov. 29, 1997, there were approximately 4,831 common shareholders of record.

Transfer Agent and Registrar

    Norwest Bank Minnesota, N.A., 161 North Exchange, South St. Paul, Minn. 55075, 1-800-468-9716 or 612-450-4064 (in Minnesota).

Web Site

    http://www.hbfuller.com

World Headquarters

    H.B. Fuller Company, World Headquarters, 1200 Willow Lake Boulevard, St. Paul, Minn. 55110-5101.

    Send all correspondence to: H.B. Fuller Company, World Headquarters, P.O. Box 64683, St. Paul, Minn. 55164-0683.


SHAREHOLDER COMPOSITION
November 1997
      54%    Institutions
      27%    Individuals
      13%    Employees
       6%    Directors & Officers