Form 10-K405, Exhibit 13
period 1998-11-28
FULLER H B CO
filed 1999-02-26
CIK 39368

Management's Analysis of Results of Operations and Financial Condition

(Dollars in thousands, except per share amounts)

The following discussion includes comments and data relating to the Company's financial condition and results of operations for the three fiscal years ended November 28, 1998. This section should be read in conjunction with the Consolidated Financial Statements and related Notes as they contain important information for evaluation of the Company's comparative financial condition and operating results.

Results of Operations:
1998 Compared to 1997

Worldwide sales for 1998 were a record $1,347,241, an increase of $40,452 or
3.1 percent over 1997 sales of $1,306,789. The sales increase was the result of 2.5 percentage points from increased volume and product mix, a net increase of 3.3 percentage points from acquisitions and divestitures, a negative 1.0 percentage point from reduced pricing and a negative 1.7 percentage points due to the strengthening of the U.S. dollar.

Sales changes by geographic area were as follows:

Area                                  Increase/(Decrease)
---------------------------------------------------------
North America                         $  7,395      1%
Latin America                            5,047      3%
Europe                                  38,454     16%
Asia/Pacific                           (10,444)   (11%)
                                      --------
Total                                 $ 40,452      3%
                                      --------

Net earnings for the year decreased from $36,940 in 1997 to $15,990 in 1998. The earnings in 1998 were impacted by $26,747 ($21,284 after tax) of non-recurring charges. 1997 net earnings included a ($3,368) accounting change.

During 1998, the Company incurred non-recurring charges of $26,747 related to a restructuring plan (See Note 3 to Consolidated Financial Statements). The restructuring charges for the year included $16,453 of net severance related costs (609 employees), $17,108 for the write-down of assets due to the restructuring plan, $845 for contract and lease charges impacted by the restructuring and $1,322 in other restructuring expenses. These charges were offset by $8,981 of gains on the sale of two businesses divested as a part of the plan. The restructuring plan actually generated $2,511 in cash in 1998, with the proceeds of the businesses sold exceeding the cash expended. At the end of 1998, the balance of the restructuring reserve was as follows:

Trade Sales by Class of Product

     91%     Adhesives, Sealants and Coatings
      8%     Paints
      1%     Other

Sales to Unaffiliated Customers

     58%     North America
     21%     Europe
     15%     Latin America
      6%     Asia/Pacific

Operating Earnings

     71%     North America
     19%     Latin America
     11%     Europe
     -1%     Asia/Pacific


                              North                           Latin      Asia/
                             America         Europe          America    Pacific       Total
--------------------------------------------------------------------------------------------
Balance
  November 29, 1997       $     -          $     -         $      -         $   -    $     -
Accruals in 1998:
    Severance               4,749            8,726            3,765           278     17,518
    Contracts/leases          526              266                -            53        845
    Consulting                121              764               12             2        899
    Other                     193                -              126           104        423
Payments in 1998:
    Severance              (2,757)            (998)            (624)         (190)    (4,569)
    Contracts/leases         (526)               -                -           (53)      (579)
    Consulting               (121)            (764)             (12)           (2)      (899)
    Other                    (193)               -             (126)         (104)      (423)
--------------------------------------------------------------------------------------------
Balance
 November 28, 1998        $ 1,992          $ 7,994         $  3,141         $  88    $13,215
--------------------------------------------------------------------------------------------

The restructuring plan anticipated a non-recurring charge of $40,000 to $45,000 (before tax) over six quarters, a reduction of employee census of more than 600 and a reduction of costs in excess of $30,000 (before tax) annually, when completed. Cash requirements of this plan were estimated to be $29,000 to $30,000 and will primarily by expended in fiscal 1999. As a result of selling two business units in the fourth quarter of 1998, the total amount of the charge is now estimated to be from $35,000 to $40,000 (before tax) with approximately $8,000 to $13,000 to be incurred in fiscal 1999. The cash requirements are now estimated to be $24,000 to $25,000. The Company has adequate lines of credit to fund these payments.

In North America, the one percent sales increase was composed of 2 percentage points related to increased volume and changes in product mix and a negative one percentage point impact from pricing and currency. The Adhesives, Sealants and Coatings Group had a 2 percent decrease in sales compared to 1997 primarily due to a reduction in paper converting sales. The Automotive Group (EFTEC) had a 7 percent increase in sales compared to the prior year with 5 percentage points of the increase the result of the 1997 Automotive acquisitions for the full year. The General Motors strike during the third quarter of 1998 had an approximate 5 percentage point negative impact on 1998 EFTEC annual sales. In the Specialty Group, sales increased 5 percent. Strong increases in TEC Specialty Products, Inc. and Foster Products Corporation sales were offset by reduced Linear Products Inc. sales. North American operating earnings decreased from $59,940 to $56,507, before the $12,879 non-recurring charge. The primary reasons for this decrease were the impact of the General Motors strike and the impact of reduced paper converting sales.

Return on Net Sales

     1998(d)        1.2%
     1997(b)        3.1%
     1996           3.6%
     1995(b)(c)     2.3%
     1994           2.8%
     1993(b)        2.2%
     1992           3.8%
     1991           3.2%
     1990           2.7%
     1989           2.1%
     1988           3.1%

(b) Excludes cumulative effect of change in accounting principles.

(c) 1995 is pro forma 1995.

(d) Excluding non-recurring charges in 1998, this return would be 2.8%.

Return on Average Assets

     1998(e)        1.6%
     1997(b)        4.5%
     1996           5.4%
     1995(b)(c)     3.6%
     1994           4.7%
     1993(b)        3.9%
     1992           6.7%
     1991           5.5%
     1990           4.5%
     1989           3.5%
     1988           5.5%

(b) Excludes cumulative effect of change in accounting principles.

(c) 1995 is pro forma 1995.

(e) Excluding non-recurring charges in 1998, this return would be 3.8%.

In Latin America, 1998 sales increased 3 percent from 1997. The increase in sales was composed of 5 percentage points relating to increased volume and changes in product mix partially offset by a 2 percentage point decrease in pricing. Latin American operating earnings decreased 10 percent when compared to 1997, decreasing from $15,659 to $14,111, before the $7,406 non-recurring charge. Low volumes, economic pressure within the region and the impact of Hurricane Mitch were the primary reasons for the reduction in operating earnings.

In Europe, the 16 percent 1998 sales increase was composed of 4 percentage points due to increased volume and changes in product mix, a net 16 percentage point increase related to two 1998 United Kingdom (U.K.) acquisitions and the divestiture of the construction business in 1997 and the wax business in 1998, and a negative 4 percentage points from pricing and strengthening of the U.S. dollar. Operating earnings increased from $11,112 in 1997 to $17,627 in 1998, before the $6,025 non-recurring charge, with operating earnings from the U.K. acquisitions and control of operating expenses being the primary reasons for the increase.

Asia/Pacific sales decreased 11 percent from sales in 1997. The strengthening of the U.S. dollar, compared to local currencies, caused a 15 percentage point decrease. The remaining changes were a positive 6 percentage point increase due to increased volume and changes in product mix, offset by a net negative 2 percentage points resulting from a divestiture and an acquisition in New Zealand in 1998 and an acquisition in Australia late in 1997. Operating earnings decreased from $541 in 1997 to operating losses of $286 in 1998, before the non-recurring charge of $437, with all of the change resulting from the New Zealand divestiture.

The Company continues to develop its organization and implement strategies to effectively serve large global customers, recognizing that, along with significant opportunities for sales growth, such an approach also carries the usual risks of increasing dependence on fewer large customers. In 1998, no single customer accounted for over 5 percent of Companywide sales. Increasing globalization of corporate functions such as information technology, purchasing, research and development, manufacturing, engineering and quality programs should result in improved productivity and customer service.

Consolidated gross margin for the Company, as a percent of sales, decreased from 31.6 percent in 1997 to 31.3 percent in 1998. During 1998, the Company overall experienced stable raw material costs. Gross margins for Europe improved from 1997 levels. The primary cause for the overall decrease in gross margins were economic pressures in Latin America and Asia/Pacific.

Consolidated selling, administrative and other expenses for the Company, excluding non-recurring charges (See Note 3 to Consolidated Financial Statements), increased $8,210 or 2.5 percent from 1997, and as a percent of sales, decreased from 24.9 percent in 1997 to 24.8 percent in 1998. This decrease was primarily the result of employee census control, cost control efforts and continued globalization of the Company. The year-end 1998 employee census decreased one percent to 6,000 in spite of the fact that 1998 acquisitions and divestitures added approximately 200 employees.

Return on Invested Capital(a)

     1998(d)        4.1%
     1997(b)        8.6%
     1996          10.3%
     1995(b)(c)     7.8%
     1994           9.4%
     1993(b)        8.0%
     1992          13.3%
     1991          11.6%
     1990           9.6%
     1989           7.7%
     1988          10.4%

(a) Average invested capital is a two-point average of long-term and short-term debt, minority interest and stockholders' equity. After tax interest expense and minority interest are added back to net earnings.

(b) Excludes cumulative effect of change in accounting principles.

(c) 1995 is pro forma 1995.

(d) Excluding non-recurring charges in 1998, this return would be 7.9%.

Return on Average Equity

     1998(e)        4.7%
     1997(b)       12.0%
     1996          14.3%
     1995(b)(c)     9.8%
     1994          11.5%
     1993(b)        8.4%
     1992          15.0%
     1991          13.3%
     1990          11.0%
     1989           8.6%
     1988          12.4%

(b) Excludes cumulative effect of change in accounting principles.

(c) 1995 is pro forma 1995.

(e) Excluding non-recurring charges in 1998, this return would be 11%.

Interest expense was $26,989 in 1998, up $7,153 or 36.1 percent from the prior year. Total Company borrowings at year-end 1998 were above that at year-end 1997, primarily as a result of borrowings to fund acquisitions. Capitalized interest costs associated with major property and equipment projects decreased from $1,245 in 1997 to $822 in 1998.

Other income/expense, net, changed from $7,295 expense in 1997 to $4,674 expense in 1998, primarily as a result of 1997 consulting costs and the 1997 costs associated with pursuing a large acquisition. (See Notes 1 and 2 to the Consolidated Financial Statements).

Gains on the sale of assets decreased from $5,199 or $0.22 per share (basic) in 1997 to $3,237 or $0.14 per share (basic) in 1998, excluding the sale of businesses as part of the restructuring plan.

Income taxes totaled $18,826 in 1998, a 29.4 percent decrease from $26,651 in 1997. The effective tax rate in 1998 equaled the 40.8 percent in 1997, after the consideration of the low tax benefit provided for a portion of the non-recurring charges incurred in countries where no tax benefit is available.

Results of Operations:
1997 Compared to 1996

Worldwide sales for 1997 were $1,306,789, an increase of $31,073 or 2.4 percent over 1996 sales of $1,275,716.

Sales changes by geographic area were as follows:

Area                                         Increase/(Decrease)
----------------------------------------------------------------
North America                                $ 38,421     5%
Latin America                                   8,322     5%
Europe                                        (24,165)   (9%)
Asia/Pacific                                    8,495    10%
                                             --------
Total                                        $ 31,073     2%
                                             --------

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

North American automotive sales experienced a 9 percent increase over 1996 automotive sales and was composed of 13 percentage points resulting from EFTEC and a 1996 acquisition, offset by 4 percentage points of negative pricing. Operating earnings decreased substantially as a result of low unit growth in the base business, negative pricing, competitive pressures in the automotive market, and costs of merging and integrating the automotive business.

Working Capital (In millions)

     1998       $172.7
     1997       $171.6
     1996       $141.6
     1995       $142.1
     1994       $129.7
     1993       $119.9
     1992       $130.8
     1991       $108.8
     1990       $ 96.1
     1989       $ 95.6
     1988       $104.1

Capitalization Ratio

     1998        46.8%
     1997        40.4%
     1996        34.0%
     1995        35.7%
     1994        32.1%
     1993        19.5%
     1992        17.3%
     1991        24.7%
     1990        30.9%
     1989        35.1%
     1988        35.5%

The North American Specialty Group, adjusted for the sale of the Monarch Division in the third quarter of 1996, experienced an 11 percent sales increase and a substantial operating earnings increase in 1997 compared to 1996. Global Coatings Division had a significant increase in sales, TEC Specialty Products Inc. had a strong sales increase and Foster Products Corporation and Linear Products Inc. had moderate increases in sales.

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

Consolidated selling, administrative and other expenses for the Company increased $2,241 or 0.7 percent from 1996, and as a percent of sales, decreased from 25.4 percent in 1996 to 24.9 percent in 1997. This was primarily the result of employee census control, cost control efforts and continued globalization of the Company. The year-end 1997 number of employees increased 2 percent, to 6,000, with virtually all of the added census resulting from the 1997 acquisitions. Excluding the favorable bonus nonpayment in 1996, operating expenses decreased $1,749 or 0.5 percent and the 1996 percent to sales increased to 25.7 percent.

Interest expense was $19,836 in 1997, up $955 or 5.1 percent from the prior year. Total Company borrowing at year-end 1997 was above that at year-end 1996, primarily as a result of borrowing to fund benefit plans and the repurchase of 300,000 shares of Company stock. Capitalized interest costs associated with major property and equipment projects decreased from $2,518 in 1996 to $1,245 in 1997.

Capital Expenditures, Gross (In millions)

     1998       $62.3
     1997       $69.2
     1996       $89.8
     1995       $90.7
     1994       $65.0
     1993       $41.8
     1992       $34.5
     1991       $30.0
     1990       $31.5
     1989       $40.9
     1988       $40.2

Research and Development Expenses (In millions)

     1998       $22.3
     1997       $24.8
     1996       $25.8
     1995       $26.5
     1994       $23.6
     1993       $21.8
     1992       $20.4
     1991       $17.2
     1990       $16.1
     1989       $15.5
     1988       $14.4

Other income/expense, net, changed from $1,995 expense in 1996 to $7,295 expense in 1997, primarily as a result of increased currency losses in Asia/ Pacific, 1997 consulting costs and the costs associated with pursuing a large acquisition which was not consummated. (See Notes 1 and 2 to the Consolidated Financial Statements.)

Gain on sale of assets decreased from $16,673 or $0.71 per share (basic) in 1996 to $5,199 or $0.22 per share (basic) in 1997. The gain in 1996 was primarily the result of the sale of Monarch sanitation chemicals.

Income taxes totaled $26,651 in 1997, a 14.7 percent decrease from $31,233 in 1996. The effective tax rate was 40.8 percent in both 1997 and 1996.

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

Liquidity and Capital Resources

The Company generated $51,972 in cash from operations in 1998 compared to $68,581 in 1997 and $81,261 in 1996. The decrease in 1998 resulted primarily from increased cash required to fund working capital, excluding the non-recurring charges. The Company also generated cash from divestitures and the sale of assets. (See Note 5 to the Consolidated Financial Statements.) Major other uses of cash during 1998 were capital expenditures, purchase of businesses and payment of dividends. Cash was $4,605 at November 28, 1998, compared to $2,710 at November 29,1997. The $4,605 cash balance and unused lines of credit at November 28, 1998 are considered adequate to meet Company obligations over the next year.

Working capital was $172,740 at November 28, 1998, compared to $171,607 at November 29, 1997. A primary reason for the increase in working capital is increased working capital required to support businesses purchased in 1998. The current ratio at year-end 1998 was 1.6. The number of days sales in trade accounts receivable was 60 at November 28,1998, an increase of seven days sales from 53 at November 29, 1997. The average days sales in inventory on hand was 63 in 1998 compared to 62 in 1997.

Management believes that the Company will continue to have access to short-term and long-term credit markets to fund its working capital requirements, capital expenditure programs and future acquisitions. The Company's ratio of long-term debt to total capitalization was 46.8 percent at November 28, 1998, compared to 40.4 percent at November 29,1997. At year-end 1998, the Company had short-term and long-term lines of credit of $372,636 of which $260,000 was committed. The unused portion of these lines of credit was $266,307.

Capital expenditures for property, plant and equipment of $62,327 in 1998 were primarily for completion of construction of a manufacturing plant in Georgia, an information systems project, general improvements in manufacturing productivity and operating efficiency and various environmental projects. Environmental capital expenditures are less than 10 percent of total expenditures and are not a material portion of overall Company expenditures. Future commitments related to 1998 capital projects are estimated to be approximately $25,000.

Over the recent past, approximately 50 percent of the Company's sales have come from its foreign subsidiaries. Swings in exchange rates, particularly the deutsche mark and Japanese yen, can have an impact on the Company's results. (See Note 1 to Consolidated Financial Statements.) The Company will continue to monitor changing economic conditions in the South American countries, specifically Brazil where the Company has an investment of $4,100. The Company's operations in Europe use forward foreign exchange contracts to hedge foreign currency denominated accounts receivable/ payable and inter-company loans.

Impact of the Year 2000 Issue

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result of this issue, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The Year 2000 Issue could result in system failures or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions involving the recording of sales, manufacture of products, management of inventory and distribution, preparation of invoices and collection of accounts receivable.

The Company's Year 2000 Project Office (consisting of information technology ("IT") personnel) has established a three-phase program to address the Year 2000 Issue. The three phases consist of (a) an assessment phase, (b) an analysis and resolution strategy phase and (c) a remediation and testing phase. The compliance program focuses on the Company's IT as well as non-IT systems (which systems contain embedded technology in manufacturing or process control equipment containing microprocessors or similar circuitry).

The assessment phase, during which the Year 2000 Project Office attempted to identify all hardware and software that affect the Company's operations, has been completed with respect to most of the Company's operations. Based on the results of the assessment phase, the Company has determined that its primary hardware and operating system software used in North American operations is Year 2000 compliant. In addition, the Company's internal laboratory and regulatory systems, as well as the Company's financial and enterprise resource planning systems for most division locations in North America, England, Australia, Brazil, Argentina, and Chile are compliant. The Company's Year 2000 Project Office has determined that the Company will need to update or replace certain other hardware and software so that its computer systems will properly utilize dates after December 31, 1999.

The Company is currently in the remediation and testing phase of the program with respect to most non-compliant systems used in its North American operations. Outside the United States, the Company is addressing compliance issues on a region-by-region basis. The Company is in the analysis and resolution strategy phase in certain locations, and in the remediation and testing phase in other locations. The Company has a timeline for completing all internal Year 2000 remediation projects. The Company currently anticipates these projects will be completed prior to June 30, 1999.

The Company has also begun assessing Year 2000 compliance issues relating to companies with which it has third-party outsourcing relationships on a global basis, such as a financial institution administering employee benefit plans, telecommunications providers and health care providers. The Company has requested assurances from its significant suppliers that they are addressing the Year 2000 Issue and that products purchased by the Company from such suppliers will function properly in the Year 2000. The Company will continue to assess supplier compliance issues. In addition, the Company is communicating with its major customers regarding the Company's Year 2000 compliance efforts. However, it is impossible to fully assess the potential consequences in the event service interruptions from suppliers occur or in the event that there are disruptions in such infrastructure areas as utilities, communications, transportation, banking and government.

In October 1998, the Company formed a Year 2000 Task Force (consisting of representatives from its financial, IT, legal and risk management departments and from its key business units) to further address internal and external Year 2000 Issues.

The Company incurred Year 2000 compliance costs of approximately $2,000 over a two-year period ending November 28, 1998. The current total estimated cost to complete Year 2000 compliance efforts over the next year is $1,200 to $1,500. In recent years, the Company has replaced certain of its financial and operating systems. These systems have not required modification to address the Year 2000 Issue, and, as a result, the Company's Year 2000 costs have been relatively low. Estimates of Year 2000 costs are based on numerous assumptions, and there can be no assurance that the estimates are correct or that the actual costs will not be greater than anticipated.

The Company's most reasonably likely worst case Year 2000 Issue scenario is a potential inability to obtain raw materials from suppliers in a timely manner, due either to a supplier's inability to manufacture the product or ship it. In such event, the Company may experience a delay in its ability to manufacture and deliver products when ordered by customers. The Company is currently evaluating its alternatives to mitigate the effect of such scenario, if it occurs.

The Company has developed preliminary contingency plans addressing the potential failure of its manufacturing equipment and order entry telephone system due to Year 2000 problems. The Company is developing contingency plans to address other potential failures or delays due to the Year 2000 Issue.

Based on its assessments and current knowledge, the Company believes it will not, as a result of the Year 2000 Issue, experience any material disruptions in internal manufacturing processes, information processing or interfaces with major customers, or with processing orders and billing. However, if certain third-party providers, such as providers of electricity, water or telephone service, experience difficulties resulting in disruption of service to the Company, a shutdown of the Company's operations at individual facilities could occur for the duration of the disruption. Assuming no major disruption in service from utility companies or other critical third-party providers, the Company believes that it will be able to manage its total Year 2000 transition without any material effect on the Company's results of operations or financial condition.

Safe Harbor Statement Under the Private Securities Litigation Act of 1995

Certain statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties, including but not limited to the following:

the Asian economic crises and other political economic conditions; product demand and industry capacity; competitive products and pricing; manufacturing efficiencies; new product development; product mix; availability and price of raw materials and critical manufacturing equipment; new plant startups; accounts receivable collection; the Company's relationships with its major customers and suppliers; changes in tax laws and tariffs; patent rights that could provide significant advantage to a competitor; foreign exchange rate fluctuations (particularly with respect to the German mark and the Japanese yen); the regulatory and trade environment; the Year 2000 computer issue; the conversion to the euro currency by European Community member states; and other risks as indicated from time to time in the Company's filings with the Securities and Exchange Commission. All forward-looking information represents management's best judgment as of this date based on information currently available that in the future may prove to have been inaccurate.

Consolidated
Statements of Earnings

H.B. Fuller Company and Subsidiaries
(In thousands, except share amounts)

                                                                        Fiscal Year Ended
                                                            --------------------------------------------
                                                            November 28,    November 29,    November 30,
                                                                   1998            1997            1996
---------------------------------------------------------------------------------------------------------
Net sales                                                    $1,347,241      $1,306,789       $1,275,716
Cost of sales                                                   925,370         893,835          871,501
---------------------------------------------------------------------------------------------------------
    Gross profit                                                421,871         412,954          404,215
Selling, administrative and other expenses                      333,912         325,702          323,461
Non-recurring charges                                            26,747               -                -
---------------------------------------------------------------------------------------------------------
    Operating earnings                                           61,212          87,252           80,754
Interest expense                                                (26,989)        (19,836)         (18,881)
Gains from sales of assets                                        3,237           5,199           16,673
Other income (expense), net                                      (4,674)         (7,295)          (1,995)
---------------------------------------------------------------------------------------------------------
Earnings before income taxes, minority
 interests and accounting change                                 32,786          65,320           76,551
Income taxes                                                    (18,826)        (26,651)         (31,233)
Net earnings or losses of consolidated
 subsidiaries applicable to minority interests                     (117)            644              112
Earnings from equity investments                                  2,147             995                -
---------------------------------------------------------------------------------------------------------
Earnings before cumulative effect
 of accounting change                                            15,990          40,308           45,430
Cumulative effect of accounting change                                -          (3,368)               -
---------------------------------------------------------------------------------------------------------
Net earnings                                                 $   15,990      $   36,940       $   45,430
---------------------------------------------------------------------------------------------------------
Basic earnings (loss) per common share:
    Earnings before accounting change                        $     1.16           $2.91       $     3.26
    Accounting change                                                 -           (0.24)               -
---------------------------------------------------------------------------------------------------------
Net earnings                                                 $     1.16           $2.67       $     3.26
---------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per common share:
    Earnings before accounting change                        $     1.15           $2.88       $     3.24
    Accounting change                                                 -           (0.24)               -
---------------------------------------------------------------------------------------------------------
Net earnings                                                 $     1.15           $2.64       $     3.24
---------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding:
    Basic                                                        13,721          13,843           13,910
    Diluted                                                      13,844          13,988           14,008
---------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated
Balance Sheets

H.B. Fuller Company and Subsidiaries
(In thousands)

                                                                    November 28,         November 29,
                                                                           1998                 1997
-----------------------------------------------------------------------------------------------------
Assets
Current Assets:
    Cash and cash equivalents                                       $    4,605             $  2,710
    Trade receivables, less allowance for doubtful accounts
        of $5,073 in 1998 and $5,879 in 1997                           242,879              205,590
    Inventories                                                        158,606              150,685
    Other current assets                                                51,810               50,171
-----------------------------------------------------------------------------------------------------
Total current assets                                                   457,900              409,156
Net property, plant and equipment                                      414,467              398,561
Deposits and miscellaneous assets                                       70,673               62,196
Other intangibles, less accumulated amortization
    of $16,405 in 1998 and $14,066 in 1997                              34,717               13,830
Excess of cost over net assets acquired, less accumulated
    amortization of $15,892 in 1998 and $15,599 in 1997                 68,412               33,903
-----------------------------------------------------------------------------------------------------
Total assets                                                        $1,046,169             $917,646
-----------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities:
    Notes payable                                                   $   59,282             $ 39,675
    Current installments of long-term debt                               4,428                2,551
    Accounts payable - trade                                           129,694              121,883
    Accrued payroll and employee benefits                               34,780               36,151
    Other accrued expenses                                              36,945               32,802
    Accrued non-recurring charges                                       13,215                    -
    Income taxes                                                         6,816                4,487
-----------------------------------------------------------------------------------------------------
Total current liabilities                                              285,160              237,549
Long-term debt, excluding current installments                         300,074              229,996
Accrued pensions                                                        83,500               76,694
Other liabilities                                                       19,833               18,477
Minority interests in consolidated subsidiaries                         16,198               15,816
Stockholders' Equity:
    Series A preferred stock                                               306                  306
    Common stock                                                        13,983               13,841
    Additional paid-in capital                                          31,140               25,035
    Retained earnings                                                  309,275              304,974
    Foreign currency translation adjustment                             (5,306)                 341
    Unearned compensation - restricted stock                            (7,994)              (5,383)
-----------------------------------------------------------------------------------------------------
Total stockholders' equity                                              341,404             339,114
-----------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                         $  1,046,169            $917,646
-----------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated
Statements of Stockholders' Equity

H.B. Fuller Company and Subsidiaries
(In thousands)

FISCAL YEARS 1998, 1997 AND 1996

                                                                                                                 Unearned
                                                                                                  Foreign         Compen-
                                                                   Additional                     Currency        sation
                                        Preferred      Common        Paid-in       Retained      Translation    Restricted
                                          Stock        Stock         Capital       Earnings       Adjustment       Stock
----------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1995             $306         $14,007       $20,771       $256,489        $11,319       $(3,478)
Stock compensation plans, net                -              59         1,722              -              -          (572)
Net earnings - change in non-
 U.S. year-end*                              -               -             -            118              -             -
Net earnings - 1996                          -               -             -         45,430              -             -
Dividends paid                               -               -             -         (9,209)             -             -
Changes in foreign currency translation:
 Translation gain adjustment included in
   net earnings due to substantial
   liquidation of non-U.S. assets            -               -             -              -            208             -
 Other                                       -               -             -              -         (2,430)            -
----------------------------------------------------------------------------------------------------------------------------
Balances at November 30, 1996              306          14,066        22,493        292,828          9,097        (4,050)
Stock compensation plans, net                -              76         3,039              -              -        (1,333)
Retirement of common stock                   -            (301)         (497)       (14,726)             -             -
Net earnings - 1997                          -               -             -         36,940              -             -
Dividends paid                               -               -             -        (10,068)             -             -
Changes in foreign currency translation:
 Translation gain adjustment included in
   net earnings due to substantial
   liquidation of non-U.S. assets            -               -             -              -             97             -
 Other                                       -               -             -              -         (8,853)            -
----------------------------------------------------------------------------------------------------------------------------
Balances at November 29, 1997              306          13,841        25,035        304,974            341        (5,383)
Stock compensation plans, net                -             143         6,108              -              -        (2,611)
Excess of additional pension liability
 over unrecognized prior service cost        -               -             -           (691)             -             -
Retirement of common stock                   -              (1)           (3)           (51)             -             -
Net earnings - 1998                          -               -             -         15,990              -             -
Dividends paid                               -               -             -        (10,947)             -             -
Changes in foreign currency translation:
 Translation gain adjustment included in
   net earnings due to substantial
   liquidation of non-U.S. assets            -               -             -              -            123             -
 Other                                       -               -             -              -         (5,770)            -
----------------------------------------------------------------------------------------------------------------------------
Balances at November 28, 1998             $306         $13,983       $31,140       $309,275        $(5,306)      $(7,994)
----------------------------------------------------------------------------------------------------------------------------
* See Consolidated Financial Statements Note 1, Change in Year-end.
See accompanying Notes to Consolidated Financial Statements.

Consolidated
Statements of Cash Flows

H.B. Fuller Company and Subsidiaries
(In thousands)

                                                                                      Fiscal Year Ended
                                                                           --------------------------------------------
                                                                           November 28,      November 29,   November 30,
                                                                               1998              1997           1996*
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net earnings                                                            $  15,990          $ 36,940        $ 45,430
    Adjustments to reconcile net earnings to net
        cash provided by operating activities:
          Depreciation and amortization                                        49,541            46,773          46,992
          Pension costs                                                         6,900             9,854          13,132
          Non-recurring charges                                                16,043                 -               -
          Gain on sale of businesses in the restructuring plan                 (8,981)                -               -
          Gain on sale of assets                                               (3,237)           (5,199)        (16,673)
          Other items                                                          (6,483)           (6,001)          4,324
          Change in current assets and liabilities
              (net of effect of acquisitions/divestitures):
                Accounts receivable                                           (27,120)          (24,105)        (28,781)
                Inventory                                                      (4,473)           (2,485)          7,727
                Other current assets                                              (79)           (6,507)           (929)
                Accounts payable                                                  646             8,224           5,138
                Accrued non-recurring charges                                  13,215                 -               -
                Accrued expense                                                (2,780)           13,711           3,466
                Income taxes payable                                            2,790            (2,624)          1,435
-----------------------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities                        51,972            68,581          81,261
Cash flows from investing activities:
    Purchased property, plant and equipment                                   (62,327)          (69,224)        (89,847)
    Proceeds from sale of assets                                                9,019            14,382          29,194
    Purchased businesses, net of cash acquired                                (92,439)           (9,618)         (8,120)
-----------------------------------------------------------------------------------------------------------------------
              Net cash used in investing activities                          (145,747)          (64,460)        (68,773)
Cash flows from financing activities:
    New long-term debt                                                        255,138            68,255          62,643
    Long-term debt paid                                                      (161,636)          (10,348)        (58,504)
    Notes payable                                                              18,461            (4,035)         (5,237)
    Dividends paid                                                            (10,947)          (10,068)         (9,209)
    Repurchase common stock                                                       (56)          (15,524)              -
    Fund pension and other employee benefit plans                              (3,720)          (25,741)         (8,227)
    Other                                                                      (1,759)           (6,999)            662
-----------------------------------------------------------------------------------------------------------------------
              Net cash provided by (used in) financing activities              95,481            (4,460)        (17,872)
Effect of exchange rate changes                                                   189              (466)           (162)
-----------------------------------------------------------------------------------------------------------------------
              Net change in cash and cash equivalents                           1,895              (805)         (5,546)
Cash at beginning of year and cash equivalents                                  2,710             3,515           9,061
-----------------------------------------------------------------------------------------------------------------------
Cash at end of year and cash equivalents                                    $   4,605          $  2,710        $  3,515
-----------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
    Cash paid for interest                                                  $  24,277          $ 20,358        $ 21,901
    Cash paid for income taxes                                              $  15,224          $ 33,996        $ 36,599

* Includes the fifty-two weeks ended November 30, 1996 for all entities and the two-month stub period for non-U.S. entities. See Consolidated Financial Statements Note 1, Change in Year-end.
See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated
Financial Statements

H.B. Fuller Company and Subsidiaries
(In thousands, except share amounts)

1/Summary of Significant Accounting Policies

The following information is presented to explain the accounting policies used to prepare H.B. Fuller Company's Consolidated Financial Statements.

Nature of Operations: H.B. Fuller Company ("The Company") operates as one of the world's leading manufacturers and marketers of adhesives, sealants, coatings, paints and other specialty chemical products. The Company has operations in 42 countries in North America, Europe, Latin America and the Asia/Pacific region. The Company's largest business category is specialty chemicals and related products (adhesives, sealants and coatings). These products, in thousands of formulations, are sold to customers in a wide range of industries, including packaging, woodworking, automotive, aerospace, graphic arts (books/ magazines), appliances, filtration, windows, sporting goods, nonwovens, shoes and ceramic tile. The Company generally markets its products through a direct sales force and independent distributors in some markets.

Principles of Consolidation: The Consolidated Financial Statements include the accounts of the Company and all subsidiaries. Beginning with 1996, the Company's fiscal year ends on the Saturday closest to November 30th. All significant intercompany items have been eliminated in consolidation.

Change in Year-end: Effective December 1, 1995, in the first quarter of the Company's 1996 fiscal year, the Company's non-U.S. subsidiaries that previously reported on a fiscal year ending September 30, changed their reporting period to a Companywide 52-week fiscal year ending on the Saturday closest to November 30. This change was made to reflect the results of operations and financial position of these subsidiaries on a more timely basis and to increase operating and planning efficiency. The results of operations of these subsidiaries for the period October 1 through November 30, 1995, income of $118 or $0.01 per share (basic), have been reflected as an adjustment to retained earnings. Sales for the period were $104,811 and cost of sales was $73,341. The Company also changed to thirteen-week quarters. The three fiscal years ended November 28, 1998 represent 52-week years, respectively.

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

Transaction losses included in determining earnings before income taxes and minority interests were as follows:
                                    1998       1997      1996
---------------------------------------------------------------
Currency translation
 gains, net                       $   837    $   216    $ 2,182

Flow-through
 effect of inventory
 valuation, net                    (2,370)    (1,479)      (246)
---------------------------------------------------------------
                                   (1,533)    (1,263)     1,936
Currency exchange
 losses, net                       (2,961)    (2,739)    (3,090)
---------------------------------------------------------------
Total                             $(4,494)   $(4,002)   $(1,154)
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

Inventories: Inventories in the United States, representing approximately 39% of consolidated inventories, are recorded at cost (not in excess of market value) as determined primarily by the last-in, first-out method (LIFO). Inventories of non-U.S. operations are valued at the lower of cost (mainly average cost) or market. Inventories at year-end are summarized as follows:

                                             1998           1997
------------------------------------------------------------------
Raw materials                             $  73,126      $  71,234
Finished goods                               95,862         90,634
LIFO reserve                                (10,382)       (11,183)
------------------------------------------------------------------
Total                                     $ 158,606      $ 150,685
------------------------------------------------------------------

Property, Plant and Equipment: The major classes are:

                        Depreciable
                          Lives
                        (in years)        1998          1997
--------------------------------------------------------------
Land                                   $  56,737     $  49,400
Buildings and
 improvements             20-40          226,174       204,782
Machinery and
 equipment                 5-15          433,407       374,747
Construction in
 progress                                 41,663        68,988
--------------------------------------------------------------
Total, at cost                           757,981       697,917
Accumulated
 depreciation                           (343,514)     (299,356)
--------------------------------------------------------------
Net property, plant
 and equipment                         $ 414,467     $ 398,561
--------------------------------------------------------------

Depreciation is generally computed on a straight-line basis over the useful lives, noted above, of the assets, including assets acquired by capital leases. Accelerated depreciation is used for income tax purposes where permitted.

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

Capitalized Interest Costs: Interest costs associated with major construction of property and equipment are capitalized. Interest expense for each year includes the following components:

                          1998            1997         1996
--------------------------------------------------------------
Interest costs
 incurred               $ 27,811       $ 21,081      $ 21,399
Capitalized
 interest costs             (822)        (1,245)       (2,518)
--------------------------------------------------------------
Interest expense        $ 26,989       $ 19,836      $ 18,881
--------------------------------------------------------------

Non-U.S. Operations: Net earnings and equity of non-U.S. operations for each year are:

                          1998            1997         1996
--------------------------------------------------------------
Net earnings            $ (5,854)      $  8,571      $  1,984
Equity                  $190,880       $174,220      $147,439
--------------------------------------------------------------

Financial Instruments: The Company generally enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated intercompany receivables, payables and debt. Gains and losses on forward foreign currency exchange contracts qualifying for hedges of firm commitment foreign currency intercompany receivables, payables or debt are recognized as the contract is adjusted to fair market value while the resulting credit or debit offsets foreign exchange gains or losses on the hedged receivable, payable or debt amount.

Changes in the fair value of contracts not qualifying for hedge accounting are recognized in other income (expense).

At November 28, 1998 and November 29, 1997, the Company had outstanding forward foreign currency exchange contracts accounted for as hedges aggregating $17,097 and $12,075, respectively. Forward foreign currency exchange contacts mature between December 31, 1998 and November 20, 2000 and relate primarily to major Western European currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.

The carrying amounts and estimated fair values of the Company's significant other financial instruments at year-end are as follows:

                                   Carrying     Fair
                                    Amount      Value
--------------------------------------------------------------
1998:
Cash and cash equivalents          $  4,605   $  4,605
Notes payable                      $ 59,282   $ 59,282
Long-term debt                     $304,502   $314,613

1997:
Cash and cash equivalents          $  2,710   $  2,710
Notes payable                      $ 39,675   $ 39,675
Long-term debt                     $232,547   $242,741

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of November 28, 1998 and November 29, 1997, the Company had no significant concentrations of credit risk.

Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies. The liabilities for environmental costs at November 28, 1998 and November 29, 1997 were $4,312 and $4,288, respectively. For further information on environmental matters, see Item 3 of the Company's 1998 Annual Report on Form 10-K.

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

Postemployment Benefits: The Company provides postemployment benefits to inactive and former employees, employee's beneficiaries and covered dependents after employment, but prior to retirement. The cost of providing these benefits is accrued during the years the employee renders the necessary service.

Accounting Change: In 1997, an accounting change impacted fourth quarter earnings by $3,368, or $0.24 per share (basic), net of $2,321 income taxes. The Financial Accounting Standards Board (FASB) Emerging Issues Task Force
(EITF)on Issue No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation," issued November 20, 1997, required the Company to expense some costs that were previously capitalizable before this pronouncement.

Earnings Per Common Share: In February 1997, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". SFAS No. 128 is effective for financial statements for periods ending after December 15, 1997. Under SFAS No. 128, the previous presentation of earnings per share is replaced with dual presentation of basic earnings per share and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of stock options and restricted stock grants that could share in the earnings. The Company adopted SFAS No. 128 in fiscal year 1998 and has restated prior years net earnings per share data presented to conform to the provisions of this statement. The difference between basic and diluted earnings per share data as presented is due to the dilutive impact of stock options and restricted stock grants whose exercise price or grant price was below the average common stock price for the respective period presented. Earnings used in the calculation are reduced by the dividends paid to the preferred stockholder.

Purchase of Company Common Stock: Under the Minnesota Business Corporation Act, repurchased stock is included in the authorized shares of the Company, but is not included in shares outstanding. The excess of cost over par value is charged proportionally to the Additional Paid-In Capital and to the Retained Earnings. During 1996 the Board of Directors authorized a stock repurchase program under which up to 300,000 shares of H.B. Fuller Company common stock could be repurchased by the Company. The shares of common stock repurchased would be available for compensation plans of the Company. During 1997 the Company repurchased 300,000 shares of common stock.

New Accounting Standards: In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income." This statement, which is required to be adopted for financial statements issued for annual periods beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. At that time, the Company will be required to report total comprehensive income, an amount that will include net income as well as other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles have previously been reported as separate components of equity in the Company's consolidated financial statements. The Company will implement this statement in fiscal year 1999 as required.

In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement, which is required to be adopted for financial statements issued for annual periods beginning after December 15, 1997, establishes standards for the way that public business enterprises report information about operating segments in financial reports issued to shareholders. The Company will implement this statement in fiscal year 1999 as required.

In February 1998, FASB issued SFAS No. 132 "Employers Disclosures about Pensions and Other Postretirement Benefits." This statement, which is required for years beginning after December 15, 1997 revises employer's disclosures about pensions and other postretirement benefit plans. The Company will implement this statement in fiscal year 1999.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 1999, establishes standards for recognition and measurement of derivatives and hedging activities. The Company will implement this statement in fiscal year 2000 as required.

The impact of adopting the aforementioned accounting standards is not expected to have a material effect on the Company's financial position or results of operations.

Reclassification: Certain prior years' amounts have been reclassified to conform to the 1998 presentation.

2/Other Income (Expense), Net

Other income (expense), net in 1998 included $2,490 in consulting costs and costs associated with the change of the Company's Chief Executive Officer which was partially offset by a $1,221 increase in investment income. Other income (expense), net in 1997 included $4,349 in costs associated with an acquisition pursued but not consummated and consulting costs. Other income (expense), net in 1996 included a $1,496 gain on the sale of equity investments. All years include foreign currency losses. (See Note 1 to the Consolidated Financial Statements.)

3/Non-recurring Charges

In the third quarter of 1998, the Company's Board of Directors approved and the Company announced a restructuring plan that will streamline the organizational structure worldwide. Over the last two quarters of 1998 and continuing into 1999, twelve adhesive manufacturing facilities will be closed, primarily in Europe, Latin America and Asia/Pacific, sales offices and warehouses will be consolidated and layers of management reduced. This plan anticipated a non-recurring charge of $40,000 to $45,000 (before tax) over six quarters, a reduction of employee census of more than 600 (including 142 of actual employee reductions in 1998) and a reduction of costs in excess of $30,000 (before tax) annually, when completed. Cash requirements of this plan are estimated to be $29,000 to $30,000 and will primarily be expended in fiscal year 1999. As a result of selling two business units in the fourth quarter of 1998, the total amount of the charge is now estimated to be from $35,000 to $40,000 (before tax) with approximately $8,000 to $13,000 to be incurred in 1999. The cash requirements are now estimated to be $24,000 to $25,000. The Company has adequate lines of credit to fund these payments.

Reorganization and restructuring costs include costs directly related to the Company's plan of reorganization. EITF No. 94-3 provides specific requirements as to the appropriate recognition of costs associated with employee termination benefits and other exit costs.

Employee termination costs are recognized when benefit arrangements are communicated to affected employees in sufficient detail to enable the employees to determine the amount of benefits to be received upon termination.

Other exit costs resulting from an exit plan that are not associated with or that do not benefit activities that will be continued are recognized at the date of commitment to an exit plan subject to certain conditions. For the cost to be accrued, the cost must not be associated with or incurred to generate revenues after the commitment date, and it must be either i) incremental to other costs incurred prior to the commitment date, or ii) represent amounts under a contractual obligation that existed prior to the commitment date that will either continue after the exit plan is completed with no economic benefit or which will result in a penalty to cancel the obligation.

Other costs directly related to the reorganization of the Company which are not eligible for recognition at the commitment date, such as relocation and other integration costs, are expensed as incurred.

The Company, as a result of the restructuring/reorganization plan, identified certain property, plant and equipment, primarily consisting of land, machinery and equipment and capitalized software costs, to be impaired. An impairment was recognized when the future undiscounted cash flows of each asset was estimated to be insufficient to recover its related carrying value. As such, the carrying values of these assets were written down to the Company's estimates of fair value. Fair value was based on sales of similar assets, or other estimates of fair value such as discounting estimated future cash flows. Most of the assets impaired as a result of the restructuring continue to be held and used until the facilities are closed in 1999. Net losses from operations affected by the restructuring, which will be closed in 1999, totaled $800, excluding non-recurring charges, for the year ended November 28, 1998.

During 1998, the Company recorded the following amounts in the income statement in connection with the restructuring plan:

                            North                  Latin      Asia/
                           America     Europe     America    Pacific   Total
------------------------------------------------------------------------------
Severance
    (net of pension
    curtailment)          $  3,945    $  8,526   $  3,704   $    278  $ 16,453
Impairment of
    property, plant
    and equipment            9,481       4,063      3,564          -    17,108
Contracts/leases               526         266          -         53       845
Consulting                     121         764         12          2       899
Other                          193           -        126        104       423
------------------------------------------------------------------------------
Subtotal                    14,266      13,619      7,406        437    35,728
Less: Gain on the
    sale of businesses      (1,387)     (7,594)         -          -    (8,981)
------------------------------------------------------------------------------
Total                     $ 12,879    $  6,025   $  7,406   $    437  $ 26,747
------------------------------------------------------------------------------

Included in the $35,700 restructuring charge are $19,700 of cash costs and $16,000 in non-cash related costs.

North American charges relate to an announced manufacturing plant closing in the first quarter of 1999, reduced layers of management and the impairment recognized on property, plant and equipment, including machinery and previously capitalized software costs, due to the reassessment of system benefits as a result of the restructuring. These costs were partially offset by a gain on the sale of the glue gun and stick business in the fourth quarter of 1998. Latin American charges relate to announced closing of five manufacturing plants (three in the first quarter and the remaining two during the balance of 1999), including the impairment of property, plant and equipment and severance associated with the reduction in layers of management. The Europe charges relate to announced plant closings in two countries (one in the first quarter and one in the second quarter of 1999), including the impairment of property, plant and equipment and severance associated with the reduction in layers of management. These costs were partially offset by a gain on the sale of the wax business in the fourth quarter of 1998. In Asia/Pacific, one manufacturing plant was closed in the fourth quarter of 1998, sales offices and warehouses were closed, the area office will be relocated and layers of management are being reduced.

Revenues and net operating earnings related to the businesses sold during the fourth quarter of 1998 were approximately $11,000 and $600, respectively, for the year ended November 28, 1998.

The following table is a detailed reconciliation of the restructuring reserve balance from November 29, 1997 to November 28, 1998. The reconciliation reflects the accruals recorded and payments applied during the year.

Non-recurring charge reserve:

                            North                  Latin      Asia/
                           America     Europe     America    Pacific   Total
------------------------------------------------------------------------------
Balance
 November 29,
 1997                     $      -    $      -   $      -   $      -  $      -
Accruals in 1998:
 Severance                   4,749       8,726      3,765        278    17,518
 Contracts/leases              526         266          -         53       845
 Consulting                    121         764         12          2       899
 Other                         193           -        126        104       423
Payments in 1998:
 Severance                  (2,757)       (998)      (624)      (190)   (4,569)
 Contracts/leases             (526)          -          -        (53)     (579)
 Consulting                   (121)       (764)       (12)        (2)     (899)
 Other                        (193)          -       (126)      (104)     (423)
------------------------------------------------------------------------------
Balance
 November 28, 1998        $  1,992    $  7,994   $  3,141   $     88   $13,215
------------------------------------------------------------------------------

4/Acquisitions

In 1998 the Company purchased a business and certain assets of two businesses for $92,439 cash. In 1997 the Company and EMS-Chemie Holding AG formed an automotive adhesives, sealants and coatings joint venture called EFTEC. In connection with the formation of the joint venture, the Company purchased 30% of the European and 38% of the Asia/Pacific EMS-Chemie automotive business. EMS-Chemie holds a 30% and 38% minority interest in the North American and Latin American automotive business, respectively. In 1997 the Company also purchased the assets of another business, with a total cash outlay in 1997 of $9,618. In 1996 the Company purchased certain assets of a business for $8,120 cash.

The fair values of assets and liabilities acquired at the dates of their respective acquisition are shown below as supplemental disclosure for cash flow purposes.
                             1998          1997          1996
---------------------------------------------------------------
Cash                       $    412       $     -       $     -
Receivables                  15,848             -             -
Inventories                   6,971           605         3,849
Other current assets            829             -             -
Property, plant and
 equipment                   20,249           327             6
Miscellaneous assets              -         9,610             -
Other intangibles            21,728             -         4,194
Excess cost                  43,754         1,068            71
Current liabilities         (17,352)       (1,992)            -
---------------------------------------------------------------
Net assets acquired        $ 92,439       $ 9,618       $ 8,120
---------------------------------------------------------------

The acquisitions were accounted for as purchases and the accompanying Consolidated Financial Statements include the results of these businesses since the purchase date. The historical results of operations on a pro forma basis are not presented as the effects of the acquisitions were not material.

5/Divestitures

The Company sold its glue gun and stick product line in North America, wax product line in Europe, and powder coatings in New Zealand for $18,000 cash in 1998. The Company sold its construction product line in Europe for $1,117 cash in 1997. It sold two product lines, including epoxy tooling slabs and Monarch sanitation chemicals, for $27,468 in 1996. The 1998 sales of the glue gun and stick product line and the wax product line, with gains of $8,981, are part of the restructuring charges described in Note 3. The sales, along with gains on the sale of assets, resulted in before tax gains of $3,237, $5,199 and $16,673, in 1998, 1997 and 1996, respectively.

6/Research and Development Expenses

Research and development expenses charged against earnings were $22,255, $24,830 and $25,823 in 1998, 1997 and 1996, respectively.

7/Income Taxes

Earnings before income taxes, minority interests and cumulative effect of accounting changes for each year is as follows:

                             1998          1997          1996
---------------------------------------------------------------
United States (U.S.)       $ 29,549       $49,081       $66,403
Outside U.S.                  3,237        16,239        10,148
---------------------------------------------------------------
Total                      $ 32,786       $65,320       $76,551
---------------------------------------------------------------

The components of the provision for income taxes excluding cumulative effect of accounting changes are:

                             1998          1997          1996
---------------------------------------------------------------
Current:
    U.S. federal           $  5,971       $16,769       $23,225
    State                     1,198         1,706         3,555
    Outside U.S.             10,201         5,705         6,487
---------------------------------------------------------------
                             17,370        24,180        33,267
---------------------------------------------------------------
Deferred:
    U.S. federal              1,179           498        (2,453)
    State                       (74)          195           (82)
    Outside U.S.                351         1,778           501
---------------------------------------------------------------
                              1,456         2,471        (2,034)
---------------------------------------------------------------
Total                      $ 18,826       $26,651       $31,233
---------------------------------------------------------------

The difference between the statutory U.S. federal income tax rate and the Company's effective income tax rate is explained below:

                                   1998          1997          1996
-------------------------------------------------------------------
Statutory U.S. federal
    income tax rate                35.0%         35.0%         35.0%
State income taxes                  2.4           1.7           3.0
U.S. federal income taxes on
    dividends received from
    non-U.S. subsidiaries, before
    foreign tax credits             6.8           5.2           3.6
Foreign tax credits                (1.9)         (1.7)         (3.3)
Non-U.S. taxes                     23.9           1.3           3.1
Life insurance                     (2.2)         (0.8)            -
Other credits                      (6.8)         (2.7)         (1.6)
Other                               0.2           2.8           1.0
-------------------------------------------------------------------
Total                              57.4%         40.8%         40.8%
-------------------------------------------------------------------

The effective tax rate in 1998 was impacted by costs related to the Company's restructuring plan. Some of these restructuring costs do not provide a foreign tax benefit in certain foreign countries resulting in an increase in the effective tax rate associated with non-U.S. taxes.

Deferred income tax balances at each year-end were:

                                  1998         1997
-----------------------------------------------------
Deferred tax assets            $ 70,845      $ 65,205
Valuation allowance              (5,097)       (4,330)
-----------------------------------------------------
Deferred tax assets net of
    valuation allowance          65,748        60,875
Deferred tax liabilities        (53,637)      (49,964)
-----------------------------------------------------
Net deferred tax assets        $ 12,111      $ 10,911
-----------------------------------------------------

Deferred income tax balances at each year-end were related to:

                                  1998         1997
------------------------------------------------------
Depreciation                   $(23,577)     $(21,463)
Pension                          17,957        17,613
Deferred compensation             5,168         4,895
Postretirement medical benefits   6,653         7,088
Tax loss carryforwards           11,377        11,049
Non-recurring charges             2,067             -
Inventory                           711           644
Provisions for expenses          (7,287)       (6,405)
Difference between assigned
    value and tax basis of
    acquisition                  (1,488)       (1,484)
Currency gains/losses             1,326         1,186
Other                             4,301         2,118
------------------------------------------------------
                                 17,208        15,241
Valuation allowance              (5,097)       (4,330)
------------------------------------------------------
Net deferred tax assets        $ 12,111      $ 10,911
------------------------------------------------------

U.S. income taxes have not been provided on approximately $48,813 of undistributed earnings of non-U.S. subsidiaries. The Company plans to reinvest these undistributed earnings. If any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings plus any available foreign tax credit carryforwards. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable.

While non-U.S. operations of the Company, excluding the non-recurring charge in 1998, have been profitable overall, cumulative losses of $32,154 are carried as net operating losses in 21 different countries. These losses can be carried forward to offset income tax liability on future income in those countries. Cumulative losses of $15,607 can be carried forward indefinitely, while the remaining $16,547 must be used during the 1999-2004 period.

8/Notes Payable

The primary component of notes payable relates to the Company's short-term lines of credit with banks. This component totals $48,162. The amount of unused available borrowings under these lines at November 28, 1998 was $50,863.

The weighted average interest rates on short-term borrowings were 9.0%, 9.4% and 7.7% in 1998, 1997 and 1996, respectively.

9/Long-Term Debt

Long-term debt, including obligations under capital leases, is summarized as follows:

                                                     Interest
                                                    Rate Range       Maturity      1998         1997
-------------------------------------------------------------------------------------------------------
U.S. dollar obligations:
    Notes (a)                                                                    $  21,921    $  98,740
    Senior notes - A, B, C, D                       8.49-8.73%        2001-2010     65,000       65,000
    Senior note - B                                     10.32              1998     25,000       25,000
    Senior notes                                         6.60         2008-2012    125,000            -
    Industrial and commercial development bonds     4.00-7.75         2004-2016      7,100        7,100
    Various other obligations                       5.00-7.61         1999-2005      6,500        8,212
-------------------------------------------------------------------------------------------------------
                                                                                   250,521      204,052
-------------------------------------------------------------------------------------------------------
Foreign currency obligations:
    Deutche mark note (a)                                                            3,503        3,230
    Pound sterling notes (a)                                                        31,488            -
    Japanese yen note (a)                                                            1,788            -
    New Zealand dollar                                                                   -        2,902
    Australian dollar                                    6.73              2000      4,433        8,159
    Italian lira                                        10.81              2000      4,078        3,599
    Honduran lempira                                    28.00         1999-2001        439          664
    Costa Rican colones                           21.30-24.50         1999-2000        308          689
    Japanese yen                                    2.00-4.20         2003-2005      5,204        6,176
    Various other obligations                     18.00-42.20         1999-2001        995        1,169
-------------------------------------------------------------------------------------------------------
                                                                                    52,236       26,588
Capital leases                                                             2002      1,745        1,907
-------------------------------------------------------------------------------------------------------
Total long-term debt                                                               304,502      232,547
Less: current installments                                                          (4,428)      (2,551)
-------------------------------------------------------------------------------------------------------
Total                                                                             $300,074     $229,996
-------------------------------------------------------------------------------------------------------

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

The most restrictive debt agreements place limitations on secured and unsecured borrowings, operating leases, and contain minimum interest coverage, current assets and net worth requirements. In addition, the Company cannot be a member of any "consolidated group" for income tax purposes other than with its subsidiaries. At November 28, 1998 the Company exceeded minimum requirements for all financial covenants.

Aggregate maturities of long-term debt, including obligations under capital leases, amount to $4,428, $15,177, $1,730, $34,360 and $776 during the five fiscal years 1999 through 2003.

10/Lease Commitments

Assets under capital leases are summarized as follows:

                                   1998          1997
------------------------------------------------------
Land                             $  2,194     $  2,824
Buildings and improvements          4,776        5,365
------------------------------------------------------
                                    6,970        8,189
Accumulated depreciation           (3,817)      (2,512)
------------------------------------------------------
Net assets under capital leases  $  3,153     $  5,677
------------------------------------------------------

The following are the minimum lease payments that will have to be made in each of the years indicated based on capital and operating leases in effect as of November 28, 1998:

                                  Capital    Operating
------------------------------------------------------
Fiscal year:
 1999                            $    833     $  8,157
 2000                                 489        5,412
 2001                                 431        4,216
 2002                                 187        2,203
 2003                                   -        2,111
 Later years                            -        3,158
------------------------------------------------------
Total minimum
 lease payments                  $  1,940     $ 25,257
                                              --------
Amount representing interest         (195)
-----------------------------------------
Present value of minimum
 lease payments                  $  1,745
-----------------------------------------

Rental expense for all operating leases charged against earnings amounted to $14,818, $14,166, and $13,385 in 1998, 1997 and 1996, respectively.

11/Contingencies

Legal: The Company and its subsidiaries are parties to various lawsuits and governmental proceedings. For further information on certain legal proceedings, see Item 3 of the Company's 1998 Annual Report on Form 10-K. In particular, the Company is currently deemed a potentially responsible party
(PRP) or defendant, generally in conjunction with numerous other parties, in a number of government enforcement and private actions associated with hazardous waste sites. As a PRP or defendant, the Company may be required to pay a share of the costs of investigation and cleanup of these sites. In some cases the Company may have rights of indemnification from other parties. The Company's liability in the future for such claims is difficult to predict because of the uncertainty as to the cost of the investigation and cleanup of the sites, the Company's responsibility for such hazardous waste and the number or financial condition of other PRPs or defendants. As is the case with other types of litigation and proceedings to which the Company is a party, based upon currently available information, it is the Company's opinion that none of these matters will result in material liability to the Company.

12/Retirement Plans

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

Pension cost consists of the following:
                                                                   U.S. Plans                         Non-U.S. Plans
                                                  -----------------------------------------------------------------------------
                                                     1998             1997         1996        1998        1997         1996
-------------------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period    $    5,629    $    4,633    $    5,440   $   1,692   $    1,849    $    2,586
Interest cost on projected benefit obligation         11,795        11,048        10,026       3,559        3,482         5,087
Return on plan assets - actual                        (3,044)      (50,212)      (11,607)     (4,457)        (788)         (690)
                      - deferred                     (11,792)       38,707         1,096       2,836          275           373
Amortization of transition (asset) liability             (27)          (27)          (27)         70           72           107
All other cost (benefit) components                     (710)          339           772          70           69           104
-------------------------------------------------------------------------------------------------------------------------------
Net pension cost                                  $    1,851    $    4,488    $    5,700   $   3,770   $    4,959    $    7,567
-------------------------------------------------------------------------------------------------------------------------------

The funded status of the plans and the amount recognized on the balance sheet at each year-end are:

                                                                                                  Non-U.S. Plans
                                                                              -------------------------------------------------
                                                          U.S. Plans              Assets Exceed ABO        ABO Exceeds Assets
                                                  -----------------------------------------------------------------------------
                                                     1998             1997         1998        1997        1998         1997
-------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  - vested benefits                               $ (132,800)   $ (111,644)   $   (3,984)  $  (4,155)  $  (43,977)   $  (40,251)
  - non-vested benefits                               (5,054)       (3,576)         (313)         (3)        (218)         (760)
-------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation (ABO)                (137,854)     (115,220)       (4,297)     (4,158)     (44,195)      (41,011)
Effect of projected future compensation increases    (36,377)      (38,911)         (692)       (678)      (5,580)       (5,639)
-------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                        (174,231)     (154,131)       (4,989)     (4,836)     (49,775)      (46,650)
Plan assets at fair value                            184,407       186,911         6,173       6,111       18,859        14,270
-------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
  projected benefit obligation                        10,176        32,780         1,184       1,275      (30,916)      (32,380)
Unrecognized prior service cost                        5,712         5,239            58          62          (22)          (41)
Unrecognized transition (asset) liability               (151)         (178)          (82)        (85)       1,145         1,202
Unrecognized net (gain) loss                         (56,620)      (74,299)            5         (65)      (5,773)       (1,418)
-------------------------------------------------------------------------------------------------------------------------------
(Accrued) prepaid pension costs                   $  (40,883)   $  (36,458)   $    1,165   $   1,187   $  (35,566)   $  (32,637)
-------------------------------------------------------------------------------------------------------------------------------

Assumptions used:
                                                                   U.S. Plans                         Non-U.S. Plans
                                                  -----------------------------------------------------------------------------
                                                     1998             1997         1996        1998        1997          1996
-------------------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                      6.75%(1)         7.5%(1)      8.0%(1)   6.25-8.0%    6.5-8.0%      7.0-8.0%
                                                    7.5%(2)          8.0%(2)      7.25%(2)
Rate of increase in compensation levels        3.75-4.0%(1)          4.5%(1)      4.5%(1)    2.5-4.5%    2.5-4.5%      3.0-5.0%
                                                    4.5%(2)          4.5%(2)      4.5%(2)
Expected long-term rate of return on plan assets   10.0%            10.0%        10.0%           8.0%        8.0%          8.0%

(1) August 31, 1998, 1997 and 1996 assumptions used for funded status of U.S. plans.
(2) December 1, 1997, 1996 and 1995 assumptions used for U.S. plans pension cost. The impact of a one percent increase in the discount rate is an approximate $1,400 decrease in annual pension cost.

The charge to earnings relating to all plans was $8,062, $11,774 and $15,934 in 1998, 1997 and 1996, respectively.

13/Other Postretirement Benefits

The Company and certain of its consolidated subsidiaries provide health care and life insurance benefits for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers.

The obligation for these benefits was determined by application of the terms of health and life insurance plans, together with relevant actuarial assumptions and health-care cost trend rates, as of December 1, 1997, projected at annual rates ranging from 7.4 percent in 1998 graded down to 4.9 percent for the year 2002 and after. The benefit obligation discount rate at that time was 7.5 percent.

The funded status of the plan was determined based on actuarial assumptions and health-care trend rates, as of August 31, 1998, projected at annual rates ranging from 6.6 percent in 1998 graded down to 4.3 percent for the year 2002 and after. The benefit obligation discount rate at that time was 6.75 percent.

The effect of a one percent annual increase in the assumed health-care cost trend rates would increase the accumulated postretirement benefits obligation at August 31, 1998, by $5,604 and the aggregate of service and interest cost components of net periodic postretirement benefit costs by $797.

The Company funds U.S. postretirement benefits through a Voluntary Employees' Beneficiaries Association Trust which was established in 1991. The funds are invested primarily in common stocks with an expected long-term rate of return of 8.5 percent.

The funded status of the plan at each year-end is as follows:

                                                  1998        1997
--------------------------------------------------------------------
Actuarial present value of postretirement
     benefit obligation:
Retirees                                      $ (17,168)  $  (15,474)
Active employees fully
    eligible for benefits                       (11,117)     (10,306)
Other active employees                           (9,526)      (8,419)
--------------------------------------------------------------------
Accumulated postretirement
    benefit obligation                          (37,811)     (34,199)
Fair value of plan assets                        49,233       45,891
Unrecognized prior service cost                  (1,899)      (7,062)
Unrecognized net (gain)                          (5,170)      (2,466)
--------------------------------------------------------------------
Prepaid (accrued) unfunded
    postretirement benefit obligation         $   4,353   $    2,164
--------------------------------------------------------------------
Benefit obligation discount rate                   6.75%         7.5%

The components of net periodic postretirement benefit cost are as follows:

                                         1998       1997         1996
-----------------------------------------------------------------------
Service cost-benefits
    earned during the period          $  1,833    $  1,740    $   2,128
Interest cost on
    accumulated benefit obligation       2,641       2,447        2,437
Return on assets     - actual           (3,478)    (11,084)      (1,643)
                     - deferred           (433)      8,531         (421)
All other components                    (1,040)       (878)        (425)
-----------------------------------------------------------------------
Net periodic postretirement
    benefit (income) cost             $   (477)   $    756    $   2,076
-----------------------------------------------------------------------

14/Stockholders' Equity

Preferred Stock: The Board of Directors is authorized to issue up to 10,000,000 additional shares of preferred stock that may be issued in one or more series and with such stated value and terms as may be determined by the Board of Directors.

Series A Preferred Stock: There were 45,900 Series A preferred shares with a par value of $6.67 authorized and issued at November 28, 1998 and November 29, 1997. The holder of Series A preferred stock is entitled to cumulative dividends at the rate of $0.33 per share per annum. Common stock dividends may not be paid unless provision has been made for payment of Series A preferred dividends. The Series A preferred stock has multiple voting rights entitling the Series A preferred stockholder to 80 votes per share. The terms of the Series A preferred stock include the right of the Company to purchase the shares at specified times and the right of the Company to redeem all shares at par value if authorized by the shareholders.

Series B Preferred Stock: In connection with the adoption of the shareholder rights plan (see below), the Board of Directors authorized a new series of preferred stock ("Series B preferred shares") that would be exchanged for the Company's existing Series A preferred shares, if and at such time as the rights issued pursuant to the shareholder rights plan become exercisable. The Series B preferred shares have the same terms as the Series A preferred shares, except that the voting rights of the Series B preferred shares are increased proportionately according to the number of shares issued upon the exercise or exchange of rights. The Company entered into a Stock Exchange Agreement dated July 18, 1996, with the holder of the Series A preferred shares by which the Series B preferred shares would be exchanged for all Series A preferred shares on the date the rights under the shareholder rights plan become exercisable. The exchange of the Series A preferred shares for the new Series B preferred shares is intended to preserve the holder's voting power, in the event any rights are exercised. No event has occurred which would cause the exchange to be effected.

Common Stock: There were 40,000,000 par value $1.00 common shares authorized and 13,982,649 and 13,840,773 shares issued at November 28, 1998 and November 29, 1997, respectively.

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

Directors' Stock Plan: The Directors' Stock Plan reserves 75,000 shares of common stock for allocation as payment of retainer fees. Directors, who are not employees, can choose to receive all or a portion of the payment of their retainer and meeting fees in shares of Company common stock when they leave the Board rather than cash payments each year. At November 28, 1998, 33,334 shares remained available for future allocation.

1998 Directors' Stock Incentive Plan: The 1998 Directors' Stock Incentive Plan reserves 200,000 shares of common stock to offer nonemployee directors incentives to put forth maximum efforts for the success of the Company's business and to afford nonemployee directors an opportunity to acquire a proprietary interest in the Company. In 1998, 7,017 restricted shares were awarded with a market value of $441 being charged to expense over the vesting periods. At November 28, 1998, 192,983 shares remained available for future award.

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

A total of 64,755, 38,736 and 38,900 restricted shares of the Company's common stock were granted to certain employees in 1998, 1997 and 1996, respectively. The market value of shares awarded $3,734, $2,108 and $1,352 has been recorded as unearned compensation - restricted stock in 1998, 1997 and 1996, respectively and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the vesting periods and amounted to $993, $548 and $473 in 1998, 1997 and 1996, respectively.

A total of 19,900, 21,850 and 25,500 restricted share units of the Company's common stock were allocated to certain employees in 1998, 1997 and 1996, respectively. The market value of units allocated of $1,104, $1,191 and $886 in 1998, 1997 and 1996, respectively, is generally being charged to expense over the ten-year vesting period.

At November 28, 1998, 509,870 shares remained available for future grants or allocations.

Stock-Based Compensation: In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by this Standard, the Company will continue to measure compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board Opinion No. 25. Since the Company has not granted stock options after the effective date of SFAS No. 123, there is no pro forma impact to disclose.

1987 Stock Option Plan: 110,991 options were outstanding at November 28, 1998, under the Company's 1987 non-qualified plan. Options are exercisable until April 27, 2000. At November 28, 1998, no shares remained available for grants under this plan.

Information on stock options is shown in the following table:

                                   Option Shares
                                    Outstanding/
                                    Exercisable         Price Range
--------------------------------------------------------------------
Balance at
  November 30, 1995                   230,162           $14.33-16.33
Exercised                             (17,918)           14.33-15.50
Cancelled                                (375)                 14.33
--------------------------------------------------------------------
Balance at
  November 30, 1996                   211,869            14.33-16.33
Exercised                             (29,079)                 14.33
--------------------------------------------------------------------
Balance at
  November 29, 1997                   182,790            14.33-16.33
Exercised                             (71,799)           14.33-16.33
--------------------------------------------------------------------
Balance at
  November 28, 1998                   110,991                 $14.33
--------------------------------------------------------------------

15/Business Segment Information

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

A summary of Company operations by geographic areas for each year is as follows:

Sales to
    unaffiliated
    customers:                    1998           1997            1996
-----------------------------------------------------------------------
North America                $   779,499   $    772,104    $    733,683
Europe                           286,374        247,920         272,085
Latin America                    197,577        192,530         184,208
Asia/Pacific                      83,791         94,235          85,740
-----------------------------------------------------------------------
Total trade sales            $ 1,347,241    $ 1,306,789    $  1,275,716
-----------------------------------------------------------------------

Inter-company
   sales:                         1998           1997            1996
-----------------------------------------------------------------------
North America                $    12,558    $    17,257    $     14,379
Europe                             3,673          4,098           2,432
Latin America                     15,221         14,398           9,897
Asia/Pacific                          33            111              51
Eliminations                     (31,485)       (35,864)        (26,759)
-----------------------------------------------------------------------
Total intercompany sales               -              -               -
-----------------------------------------------------------------------

Net sales:                        1998           1997            1996
-----------------------------------------------------------------------
North America                $   792,057    $   789,361    $    748,062
Europe                           290,047        252,018         274,517
Latin America                    212,798        206,928         194,105
Asia/Pacific                      83,824         94,346          85,791
Eliminations                     (31,485)       (35,864)        (26,759)
-----------------------------------------------------------------------
Total net sales              $ 1,347,241    $ 1,306,789    $  1,275,716
-----------------------------------------------------------------------

Earnings:                         1998           1997            1996
-----------------------------------------------------------------------
North America                $    43,628    $    59,940    $     57,485
Europe                            11,602         11,112          11,864
Latin America                      6,705         15,659          13,140
Asia/Pacific                        (723)           541          (1,735)
-----------------------------------------------------------------------
Operating earnings                61,212         87,252          80,754
Interest expense                 (26,989)       (19,836)        (18,881)
Gain on sale of assets             3,237          5,199          16,673
Other (expense)                   (4,674)        (7,295)         (1,995)
-----------------------------------------------------------------------
Earnings before income
    taxes, minority interest
    and accounting change    $    32,786    $    65,320    $     76,551
-----------------------------------------------------------------------

Identifiable assets:              1998           1997            1996
-----------------------------------------------------------------------
North America                $   592,579    $   554,569       $ 503,976
Europe                           272,302        176,745         183,993
Latin America                    150,867        150,138         135,031
Asia/Pacific                      74,948         75,625          74,439
Eliminations                     (47,283)       (41,247)        (30,408)
General corporate assets           2,314          1,816           2,244
-----------------------------------------------------------------------
Total assets                 $ 1,045,727    $   917,646       $ 869,275
-----------------------------------------------------------------------

16/Quarterly Data (unaudited)

Net sales:                        1998           1997
-------------------------------------------------------
First quarter                $   310,656    $   304,091
Second quarter                   341,970        328,872
Third quarter                    333,518        323,460
Fourth quarter                   361,097        350,366
-------------------------------------------------------
Total year                   $ 1,347,241    $ 1,306,789
-------------------------------------------------------

Gross profit:                     1998           1997
-------------------------------------------------------
First quarter                $    97,633    $    94,728
Second quarter                   108,693        105,473
Third quarter                    103,095        102,760
Fourth quarter                   112,450        109,993
-------------------------------------------------------
Total year                   $   421,871    $   412,954
-------------------------------------------------------

Operating earnings:               1998           1997
-------------------------------------------------------
First quarter                $    15,437    $    15,333
Second quarter                    24,720         22,263
Third quarter                     (2,119)**      21,946
Fourth quarter                    23,174 **      27,710
-------------------------------------------------------
Total year                   $    61,212    $    87,252
-------------------------------------------------------

Net earnings:                     1998           1997
-------------------------------------------------------
First quarter                $     5,954    $     5,821
Second quarter                    11,261         11,111
Third quarter                    (10,263)        10,763
Fourth quarter                     9,038          9,245*
-------------------------------------------------------
Total year                   $    15,990    $    36,940*
-------------------------------------------------------

 Basic net earnings
    per share:                    1998           1997
-------------------------------------------------------
First quarter                $      0.44    $      0.42
Second quarter                      0.82           0.79
Third quarter                      (0.75)**        0.78
Fourth quarter                      0.65 **        0.68*
Total year                   $      1.16    $      2.67*
-------------------------------------------------------

Diluted net earnings
    per share                     1998           1997
-------------------------------------------------------
First quarter                $      0.43    $      0.41
Second quarter                      0.81           0.79
Third quarter                      (0.75)**        0.77
Fourth quarter                      0.65 **        0.67*
Total year                   $      1.15    $      2.64*
-------------------------------------------------------
 *Fourth quarter earnings were $12,613 before an accounting change charge of $(3,368) or $(0.24) per share. Year-to-date earnings were $40,308 or $2.91 per share (basic) or $2.88 per share (diluted) before an accounting change charge of $(3,368) or $(0.24) per share.

**Non-recurring charges reduced third quarter operating income $24,003, net earnings $18,689 or $1.36 per share and reduced fourth quarter operating income $2,744, net earnings $2,595 or $0.19 per share. (See Note 3 to Consolidated Financial Statements.)

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


/s/ Albert P.L. Stroucken
Albert P.L. Stroucken
President and
Chief Executive Officer


Report of
Independent Accountants

To the Board of Directors and
Stockholders of H.B. Fuller Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of H.B. Fuller Company and its subsidiaries at November 28, 1998 and November 29, 1997, and the results of their operations and their cash flows for each of the three years in the period ended November 28, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1, in 1997 the Company changed its accounting for certain information technology transformation costs to conform with issue 97-13 of the Emerging Issues Task Force.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
January 8, 1999

1988-1998 In Review
and Selected Financial Data


H.B. Fuller Company and Subsidiaries

  Annual Growth Rate
  ------------------
1-yr     5-yr     10-yr
1997-    1993-    1988-   (Dollars in thousands,                                                           Pro Forma
1998     1998     1998    except per share amounts)            1998             1997          1996*          1995**       1995
---------------------------------------------------------------------------------------------------------------------------------
   %       %       %      Income Statement Data:
  3.1     6.7     7.0     Net sales                        $ 1,347,241       1,306,789     1,275,716      1,248,812     1,243,818
(29.8)    2.7     2.8     Operating earnings               $    61,212          87,252        80,754         65,709        69,765
                          Earnings from
(60.3)   (5.9)   (2.7)        continuing operations        $    15,990          40,308        45,430         28,195        31,195
                          Percent of net sales                     1.2             3.1           3.6            2.3           2.5
(56.7)    9.9    (2.7)    Net earnings                     $    15,990          36,940        45,430         25,663        28,663
                          Percent of net sales                     1.2             2.8           3.6            2.1           2.3
  4.7    11.2    11.3     Depreciation                     $    42,317          40,412        40,878                       35,134
 36.1    20.9    12.3     Interest expense                 $    26,989          19,836        18,881                       18,132
(29.4)   (0.4)    2.7     Income taxes                     $    18,826          26,651        31,233         18,094        19,148
                          Balance Sheet Data:
 14.0    13.1     9.2     Total assets                     $ 1,046,169         917,646       869,275                      828,929
  0.7     7.6     5.2     Working capital                  $   172,740         171,607       141,617                      142,056
                          Current ratio                            1.6             1.7           1.6                          1.6
                          Net property,
  4.0    12.3     9.9         plant and equipment          $   414,467         398,561       391,201                      355,123
                          Long-term debt, excluding
 30.5    37.9    11.8         current installments         $   300,074         229,996       172,779                      166,459
  0.7     6.5     6.7     Stockholders' equity             $   341,404         339,114       334,740        299,532       299,414
                          Stockholder Data:
                          Earnings from continuing
                              operations per common share:
(60.1)   (5.8)   (2.4)        Basic                        $      1.16            2.91          3.26           2.03          2.24
(60.1)   (5.8)   (2.4)        Diluted                      $      1.15            2.88          3.24           2.02          2.23
                          Net earnings per common share:
(56.6)   10.0    (2.4)        Basic                        $      1.16            2.67          3.26           1.85          2.06
(56.6)   10.1    (2.4)        Diluted                      $      1.15            2.64          3.24           1.84          2.05
                          Dividends paid:
  9.0     7.8     8.4         Per common share             $     0.785            0.72         0.655                        0.625
                          Stockholders' equity:
 (0.4)    6.4     6.9         Per common share             $     24.39           24.48         23.78          21.36         21.35
                          Return on average
                              stockholders' equity                 4.7            12.0          14.3            9.8          10.0
                          Common stock price:
  7.6     8.7     9.6         High                         $     64.81           60.25         47.75                        39.75
(23.6)    1.7     7.8         Low                          $     34.00           44.50         29.50                        27.75
                          Weighted average common shares
                              outstanding (in thousands):
 (0.9)   (0.2)   (0.3)        Basic                             13,721          13,843        13,910                       13,884
 (1.0)   (0.2)   (0.4)        Diluted                           13,844          13,988        14,008                       13,977
    -       -     1.4     Number of employees                    6,000           6,000         5,900                        6,400

 *All years after 1995 are 52-week years. All other years are twelve-months ended November 30.
**See Consolidated Financial Statements Note 1, Change in Year-end.

   1994       1993        1992        1991       1990         1989      1988
------------------------------------------------------------------------------


1,097,367   975,287     942,438     861,024     792,230     753,374    685,034
   65,953    53,470      71,406      59,846      51,911      46,009     46,430

   30,863    21,701      35,622      27,687      21,145      15,671     21,081
      2.8       2.2         3.8         3.2         2.7         2.1        3.1
   30,863     9,984      35,622      27,687      21,145      15,671     21,081
      2.8       1.0         3.8         3.2         2.7         2.1        3.1
   28,177    24,934      24,865      21,787      20,376      16,571     14,469
   11,747    10,459      12,537      14,788      14,028      13,237      8,477
   19,782    19,191      24,716      19,173      15,234      13,936     14,361

  742,617   564,521     561,204     508,911     489,634     455,172    434,293
  129,665   119,905     130,817     108,779      96,097      95,645    104,071
      1.6       1.7         1.8         1.7         1.7         1.8        1.9

  295,090   232,547     223,153     207,378     202,341     186,631    161,605

  130,009    60,261      53,457      71,814      88,240     100,974     98,473
  274,805   249,396     255,040     219,050     197,191     186,515    178,871



     2.22      1.56        2.58        2.03        1.55        1.10       1.48
     2.21      1.55        2.55        2.00        1.53        1.09       1.46

     2.22      0.72        2.58        2.03        1.55        1.10       1.48
     2.21      0.71        2.55        2.00        1.53        1.09       1.46

    0.575      0.54        0.46        0.41        0.40        0.38       0.35

    19.70     17.92       18.43       15.96       14.56       13.27      12.56

     11.5       4.0        15.0        13.3        11.0         8.6       12.4

    42.25     42.75       53.25       38.33       19.17       22.83      25.83
    29.00     31.25       32.58       18.83       13.75       13.83      16.00


   13,877    13,872      13,778      13,613      13,650      14,216     14,207
   13,988    14,006      13,989      13,854      13,811      14,358     14,386
    6,400     6,000       5,800       5,600       5,600       5,500      5,200

Investor
Information

Stock Price
Common Stock* (Intraday Price High/Low)

                    Highs            Lows
   Q1F97           $51.25          $44.50
   Q1F98           $58.00          $46.50
   Q2F97           $56.13          $46.50
   Q2F98           $64.81          $54.50
   Q3F97           $60.25          $46.88
   Q3F98           $63.06          $47.38
   Q4F97           $59.50          $45.38
   Q4F98           $50.63          $34.00


Dividends
(Per Share)
   Q1F97           $0.165
   Q1F98           $0.185
   Q2F97           $0.185
   Q2F98           $0.200
   Q3F97           $0.185
   Q3F98           $0.200
   Q4F97           $0.185
   Q4F98           $0.200

Shareholder Composition

    62%     Institutions
    18%     Individuals
    13%     Employees
     7%     Directors & Officers


Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 15, 1999, at 3 p.m. at the RiverCentre, 175 West Kellogg Boulevard, St. Paul, Minnesota. All shareholders are cordially invited to attend.

Form 10-K

H.B. Fuller Company's Form 10-K annual report for the year ended November 28, 1998, filed with the Securities and Exchange Commission, Washington, D.C., is available upon request at no charge. Exhibits to the Form 10-K are available at a charge sufficient to cover postage and handling. This material may be obtained by writing to: Corporate Secretary, H.B. Fuller Company, P.O. Box 64683, St. Paul, MN 55164-0683.

Independent Accountants

PricewaterhouseCoopers LLP, Minneapolis, Minnesota.

Investor Contact

Richard Edwards
Director of Investor Relations

To receive shareholder material through the mail, or if you'd like to be added to our mailing list, call our Shareholder Services Line at 1-800-214-2523.

Number of Common Shareholders

As of November 28, 1998, there were approximately 4,522 common shareholders of record.

Transfer Agent and Registrar

Norwest Bank Minnesota, N.A., P.O. Box 64856, St. Paul, MN 55164-0856, 1-800-468-9716 or 651-450-4064 (in Minnesota).

Web Site

http://www.hbfuller.com

52