Form 10-K, Exhibit 13
period 1999-11-27
FULLER H B CO
filed 2000-02-24
CIK 39368

Management's Discussion and Analysis of Results of Operations and Financial Condition

(Dollars in thousands, except per share amounts)

         The following discussion includes comments and data relating to the Company's financial condition and results of operations for the three fiscal years ended November 27, 1999, November 28, 1998 and November 29, 1997, respectively. This section should be read in conjunction with the Consolidated Financial Statements and related Notes as they contain important information for evaluation of the Company's comparative financial condition and operating results.

Results of Operations:
1999 Compared to 1998

         Net sales in 1999 were $1,364,458, an increase of $17,217 or 1.3 percent over 1998. The sales increase resulted from an increase in volume of 2.2 percent, a net decrease in pricing and product mix of 1.3 percent, an increase of 0.5 percent from acquisitions, net of divestitures and a 0.1 percent decrease due to foreign currency fluctuations versus the U.S. dollar.

Area                                   Increase/(Decrease)
---------------------------------------------------------------
North America                       $11,530           1.5%
Europe                                  547           0.2%
Latin America                        (8,658)         (4.4%)
Asia/Pacific                         13,798          16.5%
                                    -------
Total                               $17,217           1.3%
                                    -------

         Net income for 1999 increased 171 percent to $43,370, from $15,990 in 1998. The net income of both 1999 and 1998 were negatively impacted by nonrecurring charges related to the Company's restructuring plan announced in the third quarter of 1998 (See Note 3 to Consolidated Financial Statements). The 1999 charge was $17,204 ($12,709 after tax) and the 1998 charge was $26,747 ($21,284 after tax). Also impacting the 1999 net income was a charge from an accounting change of $1,204 ($741 after tax). In the fourth quarter, 1999 the Company adopted early AICPA Statement of Position No. 98-5, "Reporting on the Costs of Start-up Activities", which requires the Company to expense as incurred all costs related to start-up and organizational activities.

         North America: In North America, the 1.5 percent sales increase consisted of a 3.3 percent increase in volume, a 1.4 percent net decrease from pricing and product mix, a 0.3 percent decrease due to the sale in 1998 of the hot melt glue stick and gun business and a 0.1 percent decrease resulting from fluctuations of the Canadian dollar versus the U.S. dollar. Sales in the Adhesives, Sealants and Coatings Group increased 0.5 percent compared to 1998. Packaging adhesive sales grew at a 2 percent rate over 1998. A key factor which limited the 1999 sales growth in the Adhesives, Sealants and Coatings Group was the Company's focus on rationalizing the product line and discontinuing sales that did not meet

Exhibit 13 Page 31
TRADE SALES BY
CLASS OF PRODUCT
     92%       Adhesives, Sealants
                 and Coatings
      8%       Paints

Exhibit 13 Page 31
SALES TO UNAFFILIATED CUSTOMERS
     67%       North America
     14%       Europe
     13%       Latin America
      6%       Asia/Pacific

Exhibit 13 Page 31
OPERATING EARNINGS
     58%       North America
     21%       Europe
     14%       Latin America
      7%       Asia/Pacific

                                  Energized to Meet Tomorrow's Opportunities  31
the Company's profit objectives. The Specialty Group had a sales increase of 4.2 percent over 1998 driven by strong increases from TEC Specialty Products, Inc. and Linear Products, Inc. These increases were partially offset by a sales decrease in the Global Coatings Division. The Automotive Group (EFTEC) had a 1999 sales increase of 0.7 percent. North American operating income, prior to the nonrecurring charges of $2,493 in 1999 and $12,879 in 1998, increased 25% in 1999 to $70,377. Improved raw material costs as a percentage of sales, savings associated with the restructuring plan and overall expense control were the key reasons for the improved operating income.

         Europe: In Europe, the sales increase of 0.2 percent consisted of a 0.7 percent decrease in volume, a 1.0 percent net increase in pricing and product mix, a 2.2 percent decrease caused by weakness in foreign currencies, primarily the deutsche mark, and a 2.1 percent net increase from acquisitions and the 1998 divestiture of the wax business. Operating income, prior to the nonrecurring charges of $12,552 in 1999 and $6,025 in 1998, increased 57 percent from $17,627 in 1998 to $27,655 in 1999. Expense reductions resulting from the restructuring plan were the primary drivers of the improved results.

         Latin America: The Latin America sales decrease of 4.4 percent included a 1.8 percent decrease in volume and a 2.6 percent net decrease in pricing and product mix. The sales decrease was driven by unfavorable economic conditions, particularly in Brazil and Argentina. Positive results were achieved however, in the second half of the year in the Central American region as the Company increased its utilization of distributors to service its customer base. Operating income in 1999, prior to nonrecurring charges of $2,975, was $17,976, representing an increase of 27% from the 1998 operating income of $14,111, excluding nonrecurring charges of $7,406.

         Asia/Pacific: The sales increase in Asia/Pacific of 16.5 percent in 1999 consisted of a volume increase of 12.3 percent, a net decrease in pricing and product mix of 6.7 percent, a 4.8 percent increase due to two acquisitions made at the end of 1998 and a 6.1 percent increase resulting from foreign currency fluctuations, primarily the strengthening of the Japanese yen against the U.S. dollar. Increasing sales of footwear adhesives was a key contributor to the volume growth in the region. The 1999 operating income, prior to nonrecurring charges, improved from an operating loss of $286 in 1998 to income of $4,943 in 1999. In 1999, there were nonrecurring charges of $1,633, which were offset by gains on the sale of assets of $2,449. In 1998, the nonrecurring charges were $437. The profit improvement was the result of the higher sales volume, stable raw material costs and expense savings associated with the restructuring plan.

Exhibit 13 Page 32
RETURN ON NET SALES
     1999 (b)(c)         4.2%
     1998 (c)            2.8%
     1997 (b)            3.1%
     1996                3.6%
     1995 (b)            2.5%

(b) Excludes cumulative effect of accounting change.

(c) Excluding non recurring charges.

Exhibit 13 Page 32
RETURN ON AVERAGE ASSETS
     1999 (b)(c)         5.5%
     1998 (c)            3.8%
     1997 (b)            4.5%
     1996                5.4%
     1995 (b)            4.0%

(b) Excludes cumulative effect of accounting change.

(c) Excluding non recurring charges.

32  Energized to Meet Tomorrow's Opportunities

         Gross Margin: Total Company gross margin, as a percent of sales, increased 1.2 percentage points in 1999 to 32.5 percent. As a percent of sales, both raw material costs and manufacturing overhead improved from 1998. Implementation of the restructuring plan contributed significantly to the improvement in manufacturing overhead. The focus on product line management and eliminating sales that do not meet the Company's profit objectives also had a positive impact on the gross margin.

         Selling, Administrative and Other Expenses: Selling, administrative and other expenses decreased as a percent of sales from 24.8 percent in 1998 to
23.6 percent in 1999. In dollars, this represented a decrease of $11,741 or 3.5 percent. Cost control measures implemented throughout the Company, combined with the savings resulting from the restructuring plan, drove the reduction in expenses. Employee census was reduced by 10 percent from 6,000 employees as of November 28, 1998 to 5,400 at November 27, 1999.

         Nonrecurring Charges/Restructuring: In the third quarter of 1998 the Company's Board of Directors approved, and the Company announced, a restructuring plan to streamline the organizational structure worldwide (See
Note 3 to Consolidated Financial Statements). Over the last two quarters of 1998 and throughout 1999, two businesses were sold, several manufacturing facilities were closed or considerably scaled back, sales offices and warehouses were consolidated and layers of management were reduced. Since the plan was announced, the Company has incurred $43,951 (before tax) of net charges to the income statement with $17,204 recorded in 1999 and $26,747 in 1998. The following tables show details of the nonrecurring charges for each year by geographic area:

                        North                   Latin      Asia/
                       America      Europe     America    Pacific     Total
-----------------------------------------------------------------------------
1999 Severance
 (net of pension
 curtailment)         $  1,943    $  8,372    $  1,114   $    676    $ 12,105
Contracts/leases            --       1,660          16        618       2,294
-----------------------------------------------------------------------------
Total restructuring      1,943      10,032       1,130      1,294      14,399

Impairment of
 property, plant
 and equipment              66       2,228         188         32       2,514
Consulting                 243         685         192         15       1,135
Integration and
 relocation costs/1/     2,052       1,104       1,465        292       4,913
Less: Gain on the
 sale of assets         (1,811)     (1,497)         --     (2,449)     (5,757)
-----------------------------------------------------------------------------
Total                 $  2,493    $ 12,552    $  2,975   $   (816)   $ 17,204
-----------------------------------------------------------------------------

Exhibit 13 Page 33
RETURN ON INVESTED CAPITAL (a)
     1999 (b)(c)         10.4%
     1998 (c)             7.9%
     1997 (b)             8.6%
     1996                10.3%
     1995 (b)             8.4%

(a) Average invested capital is a two-point average of long-term and short-term debt, minority interest and stockholders' equity. After tax interest expense and minority interest are added back to net earnings.

(b) Excludes cumulative effect of accounting change.

(c) Excluding non recurring changes.

Exhibit 13 Page 33
RETURN ON AVERAGE EQUITY
     1999 (b)(c)         15.8%
     1998 (c)            11.0%
     1997 (b)            12.0%
     1996                14.3%
     1995 (b)            10.9%

(b) Excludes cumulative effect of accounting change.

(c) Excluding non recurring changes.

                                  Energized to Meet Tomorrow's Opportunities  33

                       North                  Latin       Asia/
                      America       Europe   America     Pacific     Total
----------------------------------------------------------------------------
1998 Severance
 (net of pension
 curtailment)         $  3,945    $  8,526    $  3,704   $    278   $ 16,453
Contracts/leases           526         266          --         53        845
----------------------------------------------------------------------------
Total restructuring      4,471       8,792       3,704        331     17,298

Impairment of
 property, plant
 and equipment           9,481       4,063       3,564         --     17,108
Consulting                 121         764          12          2        899
Integration and
 relocation costs/1/       193          --         126        104        423
Less: Gain on the
 sale of businesses     (1,387)     (7,594)         --         --     (8,981)
----------------------------------------------------------------------------
Total                 $ 12,879    $  6,025    $  7,406   $    437   $ 26,747
----------------------------------------------------------------------------

1. Integration and relocation costs consisted primarily of costs related to the shutdown of facilities, relocation of employees and other related one-time costs to carry out the restructuring/reorganization activities.

          The 1999 charges, prior to the gain on sale of assets of $5,757, included $22,301 of costs requiring cash outlays, $2,514 of non-cash costs and a pension curtailment benefit of $1,854. In 1998, the charges before accounting for the gain on the sale of businesses of $8,981, included $19,685 of costs requiring cash outlays, $17,108 of non-cash charges and a pension curtailment benefit of $1,065. Total costs requiring cash outlays since inception of the plan in 1998, were $41,986.

          Employee census reductions resulting from the restructuring plan were 142 in 1998 and 588 in 1999 for a total of 730. An additional census reduction of 122 employees will be realized in 2000 relating to reductions announced and communicated in 1999. Annual cost savings as a result of the plan are expected to exceed $30,000 (before tax) upon full realization of the benefits of the enacted plan. No additional charges related to the original restructuring/reorganization plan are expected to be incurred beyond 1999.

          In 1999, the North American charges related primarily to a plant shutdown, and severance associated with closing sales offices and warehouses. These costs were partially offset by the gain on the sale of assets. In 1998, the charges related to an announced manufacturing plant closing, reduced layers of management and the impairment recognized on property, plant and equipment, including machinery and previously capitalized software

Exhibit 13 Page 34
Working Capital (In millions)
     1999               $174.2
     1998               $172.7
     1997               $171.6
     1996               $141.6
     1995               $142.1

Exhibit 13 Page 34
Capitalization Ratio
     1999               41.2%
     1998               46.8%
     1997               40.4%
     1996               34.0%
     1995               35.7%



34 Energized to Meet Tomorrow's Opportunities costs, due to the reassessment of system benefits as a result of the restructuring. These costs were partially offset by a gain on the sale of the hot melt glue stick and gun business.

         In Europe, the 1999 charges related primarily to severance and the impairment of assets associated with the shutdown of three manufacturing facilities, the reduction in the layers of management and the costs associated with the relocation of the European area office. The 1998 charges in Europe related to announced plant closings in two countries including the associated impairment of property, plant and equipment and severance associated with the reduction in layers of management. These costs were partially offset by the gain on the sale of the wax business in the fourth quarter of 1998.

         Latin American charges in 1999 were mainly for the integration costs associated with the closing of four of the five facilities that were announced in 1998. In 1999, the Company decided to leave one of the five facilities in operation due to a change in local import restrictions and related costs. Severance costs provided in 1998 for this operation were reversed in 1999. Severance related to the closing of three sales offices is included in the 1999 charges. Latin American charges in 1998 related primarily to severance and the impairment of property, plant and equipment associated with the announced closing of the five manufacturing plants mentioned above. Also included in the 1998 cost was severance related to reducing layers of management.

         The Asia/Pacific charges in 1999 were mainly for severance and the buyout of leases associated with closing warehouses and sales offices, relocation costs related to moving the area office and severance due to reducing layers of management. The charges were more than offset by the gain on sale of assets of the one manufacturing facility that was closed in the region. The 1998 charges in the Asia/Pacific region related primarily to severance associated with the closing of the one manufacturing facility that was sold in 1999. Sales offices and warehouses were also closed in 1998.

Exhibit 13 Page 35
CAPITAL EXPENDITURES
GROSS (In millions)
     1999      $56.3
     1998      $62.3
     1997      $69.2
     1996      $89.8
     1995      $90.7

Exhibit 13 Page 35
SELLING, ADMINISTRATIVE AND
OTHER EXPENSES AS PERCENT OF SALES
     1999       23.6%
     1998       24.8%
     1997       24.9%
     1996       25.4%
     1995       25.9%

                                   Energized to Meet Tomorrow's Opportunities 35

         The following table is a detailed reconciliation of the restructuring reserve balance from November 29, 1997 to November 27, 1999:

Liability for nonrecurring charges:

                         North                     Latin      Asia/
                        America     Europe        America    Pacific     Total
-------------------------------------------------------------------------------
Balance
 November 29, 1997      $     -    $      -       $     -    $     -   $      -
Provisions in 1998:
 Severance                4,749       8,726         3,765        278     17,518
 Contracts/leases           526         266             -         53        845
-------------------------------------------------------------------------------
                          5,275       8,992         3,765        331     18,363

Payments in 1998:
 Severance               (2,757)       (998)         (624)      (190)    (4,569)
 Contracts/leases          (526)          -             -        (53)      (579)
-------------------------------------------------------------------------------
                         (3,283)       (998)         (624)      (243)    (5,148)
-------------------------------------------------------------------------------
Balance
 November 28, 1998        1,992       7,994         3,141         88     13,215

Provisions in 1999:
 Severance                3,057       8,952         1,022        668     13,699
 Contracts/leases             -       1,660            16        618      2,294
-------------------------------------------------------------------------------
                          3,057      10,612         1,038      1,286     15,993

Adjustments to
 1998 provisions            (65)        225            92          8        260

Payments in 1999:
 Severance               (3,060)    (13,482)       (3,492)       (82)   (20,116)
 Contracts/leases             -        (399)          (16)      (175)      (590)
-------------------------------------------------------------------------------
                         (3,060)    (13,881)       (3,508)      (257)   (20,706)
Balance
 November 27, 1999      $ 1,924    $  4,950       $   763    $ 1,125   $  8,762
-------------------------------------------------------------------------------

         Interest Expense: Interest expense in 1999 of $26,823 was $166 or 0.6 percent less than 1998. Total Company borrowings at November 27, 1999 of $315,195 were $48,589 or 13.4 percent lower than November 28, 1998. The reduced debt level was a direct result of improved cash flow provided by operating activities.

         Gains From Sales of Assets: The gains from sales of assets decreased from $3,237 in 1998 to $366 in 1999, excluding the sales of assets as part of the restructuring plan.

         Other Income/Expenses, Net: Other income/expense, net, decreased from expense of $4,674 in 1998 to expense of $2,864 in 1999. The primary reason for the decrease was that the 1998 expense included $2,490 of consulting costs and costs associated with the Company's transition to a new Chief Executive Officer. Foreign currency losses in 1999 were $2,856 as compared to losses of $2,124 in 1998.

         Income Taxes: Income tax expense of $31,807 in 1999 was 69 percent higher than the 1998 expense of $18,826. The effective rate in 1999 was 42.7 percent compared to 57.4 percent in 1998. Excluding the impact of the nonrecurring charges, the effective tax rate decreased to 39.6 percent in 1999 from 40.8 percent in 1998. The negative impact of the nonrecurring charges was due to a portion of the charges being incurred in countries where no tax benefit was available.

Results of Operations:

1998 Compared to 1997

         Worldwide sales for 1998 were $1,347,241, an increase of $40,452 or 3.1 percent over 1997 sales of $1,306,789. The sales increase was the result of 2.5 percentage points from increased volume and product mix, a net increase of 3.3 percentage points from acquisitions and divestitures, a negative 1.0 percentage point from reduced pricing and a negative 1.7 percentage points due to the strengthening of the U.S. dollar.

Sales changes by geographic area were as follows:

Area                             Increase/(Decrease)
----------------------------------------------------
North America                    $  7,395        1%
Latin America                       5,047        3%
Europe                             38,454       16%
Asia/Pacific                      (10,444)     (11%)
                                 ---------
Total                            $ 40,452        3%
                                 ---------
         Net income for the year decreased from $36,940 in 1997 to $15,990 in 1998. The earnings in 1998 were impacted by $26,747 ($21,284 after tax) of nonrecurring charges. 1997 net income included a charge of ($3,368) for an accounting change.

         In North America, the one percent sales increase was composed of 2 percentage points related to increased volume and changes in product mix and a negative one percentage point impact from pricing and currency. The Adhesives, Sealants and Coatings Group had a 2 percent decrease in sales compared to 1997 primarily due to a reduction in paper converting sales. The Automotive Group (EFTEC) had a 7 percent increase in sales compared to the prior year with 5 percentage points of the increase the result of the 1997 Automotive acquisitions for the full year. The General Motors strike during the third quarter of 1998 had an approximate 5 percentage point negative impact on 1998 EFTEC annual sales. In the Specialty Group, sales increased 5 percent. Strong increases in TEC Specialty Products, Inc. and Foster Products

36 Energized to Meet Tomorrow's Opportunities

Corporation sales were offset by reduced Linear Products Inc. sales. North American operating income decreased from $59,940 to $56,507, before the $12,879 nonrecurring charge. The primary reasons for this decrease were the impact of the General Motors strike and the impact of reduced paper converting sales.

          In Latin America, 1998 sales increased 3 percent from 1997. The increase in sales was composed of 5 percentage points relating to increased volume and changes in product mix partially offset by a 2 percentage point decrease in pricing. Latin American operating income decreased 10 percent when compared to 1997, decreasing from $15,659 to $14,111, before the $7,406 nonrecurring charge. Low volumes, economic pressure within the region and the impact of Hurricane Mitch were the primary reasons for the reduction in operating income.

          In Europe, the 16 percent 1998 sales increase was composed of 4 percentage points due to increased volume and changes in product mix, a net 16 percentage point increase related to two 1998 United Kingdom (U.K.) acquisitions and the divestiture of the construction business in 1997 and the wax business in 1998, and a negative 4 percentage points from pricing and strengthening of the U.S. dollar. Operating income increased from $11,112 in 1997 to $17,627 in 1998, before the $6,025 nonrecurring charge, with operating income from the U.K. acquisitions and control of operating expenses being the primary reasons for the increase.

          Asia/Pacific sales decreased 11 percent from sales in 1997. The strengthening of the U.S. dollar, compared to local currencies, caused a 15 percentage point decrease. The remaining changes were a positive 6 percentage point increase due to increased volume and changes in product mix, offset by a net negative 2 percentage points resulting from a divestiture and an acquisition in New Zealand in 1998 and an acquisition in Australia late in 1997. Operating income decreased from $541 in 1997 to operating losses of $286 in 1998, before the non-recurring charge of $437, with all of the change resulting from the New Zealand divestiture.

          Consolidated gross margin for the Company, as a percent of sales, decreased from 31.6 percent in 1997 to 31.3 percent in 1998. During 1998, the Company overall experienced stable raw material costs. Gross margins for Europe improved from 1997 levels. The primary cause for the overall decrease in gross margins were economic pressures in Latin America and Asia/Pacific.

          Consolidated selling, administrative and other expenses for the Company, excluding nonrecurring charges (See Note 3 to Consolidated Financial Statements), increased $8,210 or 2.5 percent from 1997, and as a percent of sales, decreased from 24.9 percent in 1997 to 24.8 percent in 1998. This decrease was primarily the result of employee census control, cost control efforts and continued globalization of the Company. The year-end 1998 employee census decreased one percent to 6,000 in spite of the fact that 1998 acquisitions net of divestitures added approximately 200 employees.

          During 1998, the Company incurred nonrecurring charges of $26,747 related to a restructuring plan (See Note 3 to Consolidated Financial Statements). The restructuring charges for the year included $16,453 of net severance related costs, $17,108 for the write-down of assets due to the restructuring plan, $845 for contract and lease charges impacted by the restructuring and $1,322 in other restructuring expenses. These charges were offset by $8,981 of gains on the sale of two businesses divested as a part of the plan. The restructuring plan actually generated $2,511 in cash in 1998, with the proceeds of the businesses sold exceeding the cash expended.

          Interest expense was $26,989 in 1998, up $7,153 or 36.1 percent from the prior year. Total Company borrowings at year-end 1998 were above that at year-end 1997, primarily as a result of borrowings to fund acquisitions.

          Other income/expense, net, changed from $7,295 expense in 1997 to $4,674 expense in 1998, primarily as a result of 1997 consulting costs and the 1997 costs associated with pursuing a large acquisition. (See Note 5 to the Consolidated Financial Statements).

          Gains on the sale of assets decreased from $5,199 in 1997 to $3,237 in 1998, excluding the sale of businesses as part of the restructuring plan.

          Income taxes totaled $18,826 in 1998, a 29.4 percent decrease from $26,651 in 1997. The effective tax rate in 1998 equaled the 40.8 percent in 1997, after the consideration of the low tax benefit provided for a portion of the nonrecurring charges incurred in countries where no tax benefit is available.

                                 Energized to Meet Tomorrow's Opportunities   37

Liquidity and Capital Resources

          The net cash provided by operating activities increased 119 percent, from $51,972 in 1998 to $113,704 in 1999. Higher net income and stronger results from the changes in current assets and current liabilities were the primary reasons for the improved cash flow. Net income increased $27,380 while the changes in current assets and current liabilities, excluding cash, notes payable and net of the effect of acquisitions and divestitures, improved by $32,722 from a use of cash of $17,801 in 1998 to a source of cash of $14,921 in 1999. Major uses of cash in 1999 included capital expenditures, reduction of debt and the payment of dividends. Cash and cash equivalents at November 27, 1999 were $5,821 as compared to $4,605 at November 28, 1998. The $5,821 in cash and the Company's unused lines of credit are considered adequate to meet Company obligations over the next year.

          Working capital at November 27, 1999 was $174,223 compared to $172,740 at November 28, 1998. Total current assets decreased $17,757 while total current liabilities decreased $19,240. Included in the reduction of current liabilities was a short-term debt reduction of $12,229 and a decrease in the restructuring liability of $4,453. The current ratio was 1.7 at November 27, 1999 as compared to 1.6 at November 28, 1998. The number of days sales in trade accounts receivable (net of allowance for doubtful accounts) was 62 at November 27, 1999 as compared to 61 at November 28, 1998. The average days sales on hand of inventory was 61 at November 27, 1999 as compared to 63 at November 28, 1998. For management purposes, the Company measures working capital performance in terms of operating working capital, which is defined as current assets less cash, minus current liabilities less short-term debt. The operating working capital at November 27, 1999 of $219,883 was $11,962 or 5% lower than the $231,845 at November 28, 1998.

          The Company's ratio of long-term debt to total capitalization was 41.2 percent at November 27, 1999 as compared to 46.8 percent at November 28, 1998. At year-end 1999, the Company had short-term and long-term lines of credit of $451,784 of which $234,000 was committed. The unused portion of these lines of credit was $375,694.

          Capital expenditures for property, plant and equipment of $56,253 were primarily for expansion of manufacturing capacity in Germany, information systems projects, general improvements in manufacturing productivity and operating efficiency and various environmental projects. Environmental capital expenditures were less than 10 percent of total capital expenditures and do not represent a significant portion of overall Company expenditures. Future commitments related to 1999 capital projects are estimated to be less than $20 million.

          Over the recent past, approximately 50 percent of the Company's sales have come from its foreign subsidiaries. In 1999, that number was 45 percent. Fluctuations in exchange rates, particularly the deutsche mark and Japanese yen, can have an impact on the Company's financial results. (See Note 1 to Consolidated Financial Statements.) The Company continually monitors changing economic conditions in the South American countries, especially Argentina, Brazil and Ecuador.

Impact of the Year 2000 Issue

          The Company's Year 2000 Project Office (consisting of information technology ("IT") personnel) established a three-phase program to address the Year 2000 Issue. The three phases consisted of (a) an assessment phase, (b) an analysis and resolution strategy phase and (c) a remediation and testing phase. The readiness program focused on the Company's IT as well as non-lT systems (which systems contain embedded technology in manufacturing or process control equipment containing microprocessors or similar circuitry).

          The Company also formed a Year 2000 Task Force (consisting of representatives from its financial, IT, legal and risk management departments and from its key business units) to further address internal and external Year 2000 Issues.

          The Company incurred Year 2000 compliance costs of approximately $3,500 over a three-year period ending November 27, 1999. In recent years, the Company replaced certain of its financial and operating systems. These systems have not required modification to address the Year 2000 Issue, and, as a result, the Company's Year 2000 costs have been relatively low.

          Based on its assessments and current knowledge, the Company believes it will not, as a result of the Year 2000 Issue, experience any material disruptions in internal manufacturing processes, information processing or interfaces with major customers, or with processing orders and billing. Assuming no major disruption in service from critical third-party providers, the Company believes that it will continue to be able to continue to manage its total Year 2000 transition without any material effect on the Company's results of operations or financial condition.

38   Energized to Meet Tomorrow's Opportunities

Safe Harbor Statement Under the Private Securities Litigation Act of 1995

          Certain statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties, including but not limited to the following: political and economic conditions; product demand and industry capacity; competitive products and pricing; manufacturing efficiencies; new product development; product mix; availability and price of raw materials and critical manufacturing equipment; new plant startups; accounts receivable collection; the Company's relationships with its major customers and suppliers; changes in tax laws and tariffs; patent rights that could provide significant advantage to a competitor; devaluations and other foreign exchange rate fluctuations (particularly with respect to the German mark, the Japanese yen, the Brazilian real and the Ecuadorian sucre); the regulatory and trade environment; and other risks as indicated from time to time in the Company's filings with the Securities and Exchange Commission. All forward-looking information represents management's best judgment as of this date based on information currently available that in the future may prove to have been inaccurate. Additionally, the variety of products sold by the Company and the regions where the Company does business makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold, currency impact, changes in product mix and selling prices. However, management's best estimates of these changes as well as changes in other factors have been included.

                                 Energized to Meet Tomorrow's Opportunities   39

Consolidated Statements of Income
H.B. Fuller Company and Subsidiaries
(In thousands, except share amounts)

                                                                                     Fiscal Year Ended
                                                                 ---------------------------------------------------------
                                                                    November 27,         November 28,       November 29,
                                                                            1999                 1998               1997
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                             $1,364,458           $1,347,241         $1,306,789
Cost of sales                                                            921,336              925,370            893,835
--------------------------------------------------------------------------------------------------------------------------
 Gross profit                                                            443,122              421,871            412,954
Selling, administrative and other expenses                               322,171              333,912            325,702
Nonrecurring charges                                                      17,204               26,747                  -
--------------------------------------------------------------------------------------------------------------------------
 Operating income                                                        103,747               61,212             87,252
Interest expense                                                         (26,823)             (26,989)           (19,836)
Gains from sales of assets                                                   366                3,237              5,199
Other income (expense), net                                               (2,864)              (4,674)            (7,295)
--------------------------------------------------------------------------------------------------------------------------
Income before income taxes, minority
 interests and accounting change                                          74,426               32,786             65,320
Income taxes                                                             (31,807)             (18,826)           (26,651)
Minority interests in consolidated income                                 (1,033)                (117)               644
Income from equity investments                                             2,525                2,147                995
--------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect
 of accounting change                                                     44,111               15,990             40,308
Cumulative effect of accounting change                                      (741)                   -             (3,368)
--------------------------------------------------------------------------------------------------------------------------
Net income                                                            $   43,370           $   15,990         $   36,940
--------------------------------------------------------------------------------------------------------------------------

Basic income (loss) per common share:
 Income before accounting change                                      $     3.19           $     1.16         $     2.91
 Accounting change                                                         (0.05)                   -              (0.24)
--------------------------------------------------------------------------------------------------------------------------
Net income                                                            $     3.14           $     1.16         $     2.67
--------------------------------------------------------------------------------------------------------------------------

Diluted income (loss) per common share:
 Income before accounting change                                      $     3.15           $     1.15         $     2.88
 Accounting change                                                         (0.05)                   -              (0.24)
--------------------------------------------------------------------------------------------------------------------------
Net income                                                            $     3.10           $     1.15         $     2.64
--------------------------------------------------------------------------------------------------------------------------

Weighted-average common shares outstanding:
 Basic                                                                    13,808               13,721             13,843
 Diluted                                                                  13,978               13,844             13,988
--------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

40   Energized to Meet Tomorrow's Opportunities

Consolidated Balance Sheets
H.B. Fuller Company and Subsidiaries
(In thousands)

                                                                                  November 27,          November 28,
                                                                                          1999                  1998
------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
 Cash and cash equivalents                                                          $    5,821            $    4,605
 Trade receivables, less allowance for doubtful accounts
  of $4,871 in 1999 and $5,073 in 1998                                                 244,655               242,879
 Inventories                                                                           148,589               158,606
 Other current assets                                                                   41,078                51,810
------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                   440,143               457,900
Net property, plant and equipment                                                      412,524               414,467
Deposits and miscellaneous assets                                                       74,288                67,342
Excess of cost over net assets acquired, less accumulated
 amortization of $12,803 in 1999 and $15,892 in 1998                                    70,351                71,743
Other intangibles, less accumulated amortization
 of $18,255 in 1999 and $16,405 in 1998                                                 28,309                34,717
------------------------------------------------------------------------------------------------------------------------
Total assets                                                                        $1,025,615            $1,046,169
------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities:
 Notes payable                                                                      $   40,149            $   59,282
 Current installments of long-term debt                                                 11,332                 4,428
 Accounts payable - trade                                                              132,273               129,694
 Accrued payroll and employee benefits                                                  37,573                34,780
 Other accrued expenses                                                                 31,096                36,945
 Accrued nonrecurring charges                                                            8,762                13,215
 Income taxes                                                                            4,735                 6,816
------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                              265,920               285,160
Long-term debt, excluding current installments                                         263,714               300,074
Accrued pensions                                                                        78,286                83,500
Other liabilities                                                                       23,801                19,833
Minority interests in consolidated subsidiaries                                         17,514                16,198

Stockholders' Equity:
 Series A preferred stock                                                                  306                   306
 Common stock                                                                           14,040                13,983
 Additional paid-in capital                                                             34,071                31,140
 Retained earnings                                                                     341,356               309,966
 Accumulated other comprehensive income (loss)                                          (7,522)               (5,997)
 Unearned compensation - restricted stock                                               (5,871)               (7,994)
------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                             376,380               341,404
------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                          $1,025,615            $1,046,169
------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                                 Energized to Meet Tomorrow's Opportunities   41

Consolidated Statements of Stockholders' Equity

H.B. Fuller Company and Subsidiaries
(In thousands)

Fiscal Years 1999, 1998 and 1997

                                                                                                  Accumulated
                                                                                                    Other       Unearned
                                                                                                    Compre-     Compen-     Total
                                                                Additional                          hensive     sation-     Compre-
                                        Preferred    Common      Paid-in             Retained       Income     Restricted   hensive
                                         Stock       Stock       Capital             Earnings       (Loss)       Stock      Income
-----------------------------------------------------------------------------------------------------------------------------------
Balance November 30, 1996               $ 306      $14,066       $22,493             $ 292,828      $  9,097   $(4,050)
Net income                                  -            -             -                36,940             -         -      $36,940
Foreign currency translation
     adjustment                             -            -             -                     -        (8,853)        -       (8,853)
Less: foreign currency translation
     adjustment included in net
     income                                 -            -             -                     -            97         -           97
                                                                                                                            -------
Total comprehensive income                  -            -             -                     -             -         -      $28,184
                                                                                                                            -------
Dividends                                   -            -             -               (10,068)            -         -
Retirement of common stock                  -         (301)         (497)              (14,726)            -         -
Stock compensation plans, net               -           76         3,039                     -             -    (1,333)
----------------------------------------------------------------------------------------------------------------------
Balance November 29, 1997                 306       13,841        25,035               304,974           341    (5,383)
Net income                                  -            -             -                15,990             -         -      $15,990
Foreign currency translation
     adjustment                             -            -             -                     -        (5,770)                (5,770)
Less: foreign currency translation
     adjustment included in net
     income                                 -            -             -                     -           123         -          123
Minimum pension liability                   -            -             -                     -          (691)        -         (691)
                                                                                                                            -------
Total comprehensive income                  -            -             -                     -             -         -      $ 9,652
                                                                                                                            -------
Dividends                                   -            -             -               (10,947)            -         -
Retirement of common stock                  -           (1)           (3)                  (51)            -         -
Stock compensation plans, net               -          143         6,108                     -             -    (2,611)
----------------------------------------------------------------------------------------------------------------------
Balance November 28, 1998                 306       13,983        31,140               309,966        (5,997)   (7,994)
Net income                                  -            -             -                43,370             -         -      $43,370
Foreign currency translation
     adjustment                             -            -             -                     -        (1,684)        -       (1,684)
Less: foreign currency translation
     adjustment included in net
     income                                 -            -             -                     -           136         -          136
Minimum pension liability                   -            -             -                     -            23         -           23
                                                                                                                            -------
Total comprehensive income                  -            -             -                     -             -         -      $41,845
                                                                                                                            -------
Dividends                                   -            -             -               (11,440)            -         -
Retirement of common stock                  -           (9)          (22)                 (540)            -         -
Stock compensation plans, net               -           66         2,953                     -             -     2,123
----------------------------------------------------------------------------------------------------------------------
Balance November 27, 1999               $ 306      $14,040       $34,071             $ 341,356      $ (7,522)  $(5,871)
----------------------------------------------------------------------------------------------------------------------
Detail of activity within Accumulated Other Comprehensive Income (Loss):                  1999          1998      1997
----------------------------------------------------------------------------------------------------------------------
Beginning balance                                                                      $(5,997)     $    341  $  9,097
Foreign currency items                                                                  (1,548)       (5,647)   (8,756)
Minimum pension liability adjustment net of taxes of $(15) and $442 in 1999 and 1998        23          (691)        -
----------------------------------------------------------------------------------------------------------------------
Ending balance                                                                         $(7,522)     $ (5,997) $    341
----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

42 Energized to Meet Tomorrow's Opportunities

Consolidated Statements of Cash Flows
H.B. Fuller Company and Subsidiaries
(In thousands)

                                                                                                 Fiscal Year Ended
                                                                         --------------------------------------------------------
                                                                         November 27,         November 28,        November 29,
                                                                                1999                 1998                1997
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                                  $43,370              $15,990             $36,940
 Adjustments to reconcile net income to net
  cash provided by operating activities:
     Depreciation and amortization                                            50,776               49,541              46,773
     Pension costs                                                             5,128                6,900               9,854
     Nonrecurring charges                                                        660               16,043                   -
     Gain on sale of assets/businesses in the restructuring plan              (5,757)              (8,981)                  -
     Gain on sale of assets                                                     (366)              (3,237)             (5,199)
     Other items                                                               4,972               (6,483)             (6,001)
     Change in current assets and liabilities
       (net of effect of acquisitions/divestitures):
          Accounts receivable                                                (10,949)             (27,120)            (24,105)
          Inventory                                                            9,426               (4,473)             (2,485)
          Other current assets                                                 1,739                  (79)             (6,507)
          Accounts payable                                                     6,145                  646               8,224
          Accrued nonrecurring charges                                        (4,453)              13,215                   -
          Accrued expense                                                      2,443               (2,780)             13,711
          Income taxes payable                                                10,570                2,790              (2,624)
---------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                            113,704               51,972              68,581
Cash flows from investing activities:
 Purchased property, plant and equipment                                     (56,253)             (62,327)            (69,224)
 Proceeds from sale of assets                                                 10,916                9,019              14,382
 Purchased businesses, net of cash acquired                                   (4,483)             (92,439)             (9,618)
---------------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                (49,820)            (145,747)            (64,460)
Cash flows from financing activities:
 Proceeds from long-term debt                                                 41,207              255,138              68,255
 Repayment of long-term debt                                                 (79,949)            (161,636)            (10,348)
 Repayment/proceeds from notes payable, net                                   (4,477)              18,461              (4,035)
 Dividends paid                                                              (11,441)             (10,947)            (10,068)
 Repurchase of common stock                                                     (572)                 (56)            (15,524)
 Contributions to fund pension and other employee benefit plans               (4,411)              (3,720)            (25,741)
 Other                                                                        (3,036)              (1,759)             (6,999)
---------------------------------------------------------------------------------------------------------------------------------
        Net cash (used in) provided by financing activities                  (62,679)              95,481              (4,460)
Effect of exchange rate changes                                                   11                  189                (466)
---------------------------------------------------------------------------------------------------------------------------------
        Net change in cash and cash equivalents                                1,216                1,895                (805)
Cash and cash equivalents at beginning of year                                 4,605                2,710               3,515
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $5,821               $4,605              $2,710
---------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
 Cash paid for interest                                                      $28,962              $24,277             $20,358
 Cash paid for income taxes                                                  $11,194              $15,224             $33,996

See accompanying Notes to Consolidated Financial Statements.

                                   Energized to Meet Tomorrow's Opportunities 43

Notes to Consolidated Financial Statements
H.B. Fuller Company and Subsidiaries
(In thousands, except share amounts)

1/ Summary of Significant Accounting Policies

     The following information is presented to explain the significant accounting policies used to prepare H.B. Fuller Company's Consolidated Financial Statements.

     Nature of Operations: H.B. Fuller Company ("The Company") operates as one of the world's leading manufacturers and marketers of adhesives, sealants, coatings, paints and other specialty chemical products. The Company has manufacturing operations in 23 countries in North America, Europe, Latin America and the Asia/Pacific region. The Company's largest business category is specialty chemicals and related products (adhesives, sealants and coatings). These products, in thousands of formulations, are sold to customers in a wide range of industries, including packaging, woodworking, automotive, aerospace, graphic arts (books/magazines), appliances, filtration, windows, sporting goods, nonwovens, shoes and ceramic tile. The Company generally markets its products through a direct sales force and independent distributors in some markets.

     Principles of Consolidation: The Consolidated Financial Statements include the accounts of the Company and all subsidiaries. The Company's fiscal year ends on the Saturday closest to November 30th. The three fiscal years ended November 27, 1999 represent 52-week years, respectively. All significant intercompany items have been eliminated in consolidation. Certain prior years' amounts have been reclassified to conform to the 1999 presentation.

     Use of Estimates: Generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Revenue Recognition: The Company's general practice is to recognize revenues from product sales as shipped. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the Company is notified the inventory has been used by the customer.

     Foreign Currency Translation: The financial statements of non-U.S. operations are translated into U.S. dollars for inclusion in the Consolidated Financial Statements.

     Translation gains or losses resulting from the process of translating foreign currency financial statements are recorded as a component of accumulated other comprehensive income in stockholders' equity for businesses not considered to be operating in highly inflationary economies. Translation effect of subsidiaries operating in highly inflationary economies and subsidiaries using the dollar as the functional currency are included in determining net income.

     Foreign currency losses, which are included in income before income taxes and minority interests, were as follows:

                                             1999           1998        1997
--------------------------------------------------------------------------------
Currency translation
 gains, net                                $ 4,999        $   837     $   216
Flow-through
 effect of inventory
 valuation, net                               (226)        (2,370)     (1,479)
--------------------------------------------------------------------------------
                                             4,773         (1,533)     (1,263)
Currency exchange
 losses, net                                (7,855)        (2,961)     (2,739)
--------------------------------------------------------------------------------
Total                                      $(3,082)       $(4,494)    $(4,002)
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

     Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Inventories: Inventories in the United States, representing approximately 38% of consolidated inventories, are recorded at cost (not in excess of market value) as determined primarily by the last-in, first-out method (LIFO). Inventories of non-U.S. operations are valued at the lower of cost (mainly average cost) or market. Inventories at year-end are summarized as follows:

                                                1999                   1998
--------------------------------------------------------------------------------
Raw materials                                $ 63,392               $ 73,126
Finished goods                                 94,579                 95,862
LIFO reserve                                   (9,382)               (10,382)
--------------------------------------------------------------------------------
Total                                        $148,589               $158,606
--------------------------------------------------------------------------------

44  Energized to Meet Tomorrow's Opportunities

             Property, Plant and Equipment: The major classes are:

                          Depreciable
                                Lives
                            (in years)      1999          1998
---------------------------------------------------------------
Land                                   $  55,348     $  56,737
Buildings and
  improvements            20-40          227,073       226,174
Machinery and
  equipment                5-15          442,458       433,407
Construction in
  progress                                42,424        41,663
---------------------------------------------------------------
Total, at cost                           767,303       757,981
Accumulated
  depreciation                          (354,779)     (343,514)
---------------------------------------------------------------
Net property, plant
  and equipment                        $ 412,524     $ 414,467
---------------------------------------------------------------

          Depreciation is generally computed on a straight-line basis over the useful lives, noted above, of the assets, including assets acquired by capital leases. Accelerated depreciation is used for income tax purposes where permitted. Depreciation expense on property, plant and equipment was $43,079, $42,317 and $40,412 in 1999, 1998 and 1997, respectively.

          Amortization: Other intangible assets, primarily technology, are amortized over the estimated lives of 3 to 20 years. The excess of cost over net assets of businesses acquired is charged against income over periods of 15 to 25 years. The recoverability of unamortized intangible assets is assessed on an ongoing basis by comparing anticipated undiscounted future cash flows from operations to net book value.

          Capitalized Interest Costs: Interest costs associated with major construction of property and equipment are capitalized. Capitalized interest costs were $441, $822, and $1,245 in 1999, 1998 and 1997, respectively.

          Financial Instruments: The Company uses currency swap contracts to manage its exposure to currency risk related to foreign currency intercompany debt. Gains and losses on the contracts qualifying for hedges are recognized as the contract is adjusted to fair market value which offsets foreign exchange gains or losses on the hedged debt amount. Changes in the fair value of contracts not qualifying for hedge accounting are recognized in other income (expense).

          Notional amounts outstanding were $14,947 and $17,097 in 1999 and 1998, respectively, and are not a measure of the Company's exposure. The swaps mature with the underlying debt between October 20, 2000 and November 20, 2000. Changes in market value are not material.

          Counterparties to the currency swap contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.

          Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of November 27, 1999 and November 28, 1998, the Company had no significant concentrations of credit risk.

          Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies. The liabilities for environmental costs at November 27, 1999 and November 28, 1998 were $4,004 and $4,312, respectively. For further information on environmental matters, see Item 3 of the Company's 1999 Annual Report on Form 10-K.

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

          Accounting Changes: In the fourth quarter, 1999 the Company adopted early an accounting change which impacted income by $1.2 million pretax ($0.7 million after tax) or $0.05 per share. The AICPA Statement of Position No. 98-5, "Reporting on the Costs of Start-up Activities" issued April 3, 1998, requires the Company to expense as incurred all costs related to start-up and organizational activities.

          In 1997, an accounting change impacted fourth quarter income by $3,368, or $0.24 per share, net of $2,321 income taxes

                                  Energized to Meet Tomorrow's Opportunities  45
related to Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) on Issue No. 97-13, Business Process Reengineering.

         Stock-Based Compensation: In 1999, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." As permitted by this standard, the Company will continue to measure compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board Opinion No. 25.

         Purchase of Company Common Stock: Under the Minnesota Business Corporation Act, repurchased stock is included in the authorized shares of the Company, but is not included in shares outstanding. The excess of cost over par value is charged proportionally to the Additional Paid-In Capital and to the Retained Earnings. During 1997 the Board of Directors authorized a stock repurchase program under which up to 100,000 shares of H.B. Fuller Company common stock could be repurchased by the Company in each of the next three years. The shares of common stock repurchased would be available for compensation plans of the Company. The Company repurchased 1,333 and 9,438 shares of common stock in 1998 and 1999, respectively.

         Comprehensive Income: In 1999, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" as required. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company is required to report total comprehensive income, an amount that will include net income as well as other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles have previously been reported as separate components of equity in the Company's consolidated financial statements.

         New Accounting Standard: In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for interim periods of fiscal years beginning after June 15, 2000, establishes standards for recognition and measurement of derivatives and hedging activities. The Company will implement this statement in the first quarter of fiscal year 2001 as required.

         The impact of adopting the aforementioned accounting standard is not expected to have a material effect on the Company's financial position or results of operations.

2 / Income Per Common Share

         Basic income per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution of stock options and restricted stock grants that could share in the income. The difference between basic and diluted income per share data as presented is due to the dilutive impact of stock options and restricted stock grants whose exercise price or grant price was below the average common stock price for the respective period presented. Net income used in the calculation is reduced by the dividends paid to the preferred stockholder.

         A reconciliation of the net income and share components for the basic and diluted income per share calculations is as follows:

                                    1999     1998        1997
---------------------------------------------------------------
Net income (loss)                $43,370  $15,990     $36,940
Dividends on preferred shares        (15)     (15)        (15)
---------------------------------------------------------------
Income attributable to
 common shares                   $43,355  $15,975     $36,925
---------------------------------------------------------------
Weighted-average
 common shares - basic            13,808   13,721      13,843
Stock options                         72       71          92
Restricted stock                      98       52          53
---------------------------------------------------------------
Weighted-average
 common shares - diluted          13,978   13,844      13,988
---------------------------------------------------------------

46  Energized to Meet Tomorrow's Opportunities

3 / Nonrecurring Charges

         In the third quarter of 1998, the Company's Board of Directors approved, and the Company announced, a restructuring plan that would streamline the organizational structure worldwide. Over the last two quarters of 1998, and throughout 1999, two businesses were sold, several manufacturing facilities were closed or considerably scaled back, sales offices and warehouses were consolidated and layers of management reduced. The Company incurred nonrecurring charges (before tax) in 1998 of $26,747 and in 1999 of $17,204, for a total of $43,951. Employee census reductions resulting from the restructuring plan were 142 in 1998 and 588 in 1999 for a total of 730. An additional census reduction of 122 employees will be realized in 2000 relating to reductions announced and communicated in 1999. Annual cost savings as a result of the plan are expected to exceed $30,000 (before tax) upon full realization of the benefits of the enacted plan. No additional charges related to the original restructuring/reorganization plan are expected in periods beyond 1999.

         Restructuring and reorganization costs include costs directly related to the Company's plan of reorganization. EITF No. 94-3 provides specific requirements as to the appropriate recognition of costs associated with employee termination benefits and other exit costs.

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

         Other costs directly related to the reorganization of the Company which were not eligible for recognition at the commitment date, such as relocation and other integration costs, were expensed as incurred and were nonrecurring in nature.

         The Company, as part of the restructuring/reorganization plan, identified certain property, plant and equipment and capitalized software costs to be impaired. An impairment was recognized when the future undiscounted cash flows of each asset was estimated to be insufficient to recover its related carrying value. Where the asset was held for disposal, the carrying values of these assets were written down to the Company's estimates of fair value. Fair value was based on sales of similar assets, or other estimates of fair value such as discounting estimated future cash flows. Where the asset was impaired and used in operations, depreciation was adjusted for the remaining estimated period of use.

         During 1998 and 1999, the Company recorded the following amounts in the income statement in connection with the restructuring/reorganization plan:

                         North              Latin   Asia/
                        America    Europe  America Pacific    Total
-----------------------------------------------------------------------
1999 Severance
 (net of pension
 curtailment)         $  1,943   $  8,372  $ 1,114   $   676  $12,105
Contracts/leases             -      1,660       16       618    2,294
-----------------------------------------------------------------------
Total restructuring      1,943     10,032    1,130     1,294   14,399

Impairment of
 property, plant
 and equipment              66      2,228      188        32    2,514
Consulting                 243        685      192        15    1,135
Integration and
 relocation costs/1/     2,052      1,104    1,465       292    4,913
Less: Gain on the
 sale of assets         (1,811)    (1,497)       -    (2,449)  (5,757)
-----------------------------------------------------------------------
Total                 $  2,493   $ 12,552  $ 2,975   $  (816) $17,204
-----------------------------------------------------------------------

                                  Energized to Meet Tomorrow's Opportunities  47

                         North              Latin   Asia/
                        America    Europe  America Pacific  Total
-------------------------------------------------------------------
1998 Severance
 (net of pension
 curtailment)          $ 3,945    $ 8,526   $3,704  $278   $16,453
Contracts/leases           526        266        -    53       845
-------------------------------------------------------------------
Total restructuring      4,471      8,792    3,704   331    17,298

Impairment of
 property, plant
 and equipment           9,481      4,063    3,564     -    17,108
Consulting                 121        764       12     2       899
Integration and
 relocation costs/1/       193          -      126   104       423
Less: Gain on the
 sale of businesses     (1,387)    (7,594)       -     -    (8,981)
-------------------------------------------------------------------
Total                  $12,879    $ 6,025   $7,406  $437   $26,747
-------------------------------------------------------------------

1. Integration and relocation costs consisted primarily of costs related to the shutdown of facilities, relocation of employees and other related one-time costs to carry out the restructuring/reorganization activities.

         The 1999 charges, prior to the gain on sale of assets of $5,757, included $22,301, of costs requiring cash outlays, $2,514 of non-cash costs and a pension curtailment benefit of $1,854. In 1998, the charges before accounting for the gain on the sale of businesses of $8,981, included $19,685 of costs requiring cash outlays, $17,108 of non-cash charges and a pension curtailment benefit of $1,065. Total costs requiring cash outlays since inception of the plan in 1998, were $41,986.

         In 1999, the North American charges related primarily to a plant shutdown and severance associated with closing sales offices and warehouses. These costs were partially offset by the gain on the sale of assets. In 1998, the charges related to a manufacturing plant closing, reduced layers of management and the impairment recognized on property, plant and equipment, including machinery and previously capitalized software costs, due to the reassessment of system benefits as a result of the restructuring. These costs were partially offset by a gain on the sale of the hot melt glue stick and gun business.

         In Europe, the 1999 charges related primarily to severance and the impairment of assets associated with the shutdown of three manufacturing facilities, the reduction in the layers of management and the costs associated with the relocation of the European area office. The 1998 charges in Europe related to announced plant closings in two countries, including the associated impairment of property, plant and equipment and severance associated with the reduction in layers of management. These costs were partially offset by the gain on the sale of the wax business in the fourth quarter of 1998.

         Latin American charges in 1999 were mainly for the integration costs associated with the closing of four of the five facilities that were announced in 1998. In 1999, the Company decided to leave one of the five facilities in operation due to a change in local import restrictions and related costs. Severance costs provided in 1998 for this operation were reversed in 1999. Severance related to the closing of three sales offices is included in the 1999 charges. Latin American charges in 1998 related primarily to severance and the impairment of property, plant and equipment associated with the announced closing of the five manufacturing plants mentioned above. Also included in the 1998 cost was severance related to reducing layers of management.

         The Asia/Pacific charges in 1999, were mainly for severance and the buyout of leases associated with closing warehouses and sales offices, relocation costs related to moving the area office and severance due to reducing layers of management. The charges were more than offset by the gain on sale of assets of the one manufacturing facility that was closed in the region. The 1998 charges in the Asia/Pacific region related primarily to severance associated with the closing of the one manufacturing facility that was sold in 1999. Sales offices and warehouses were also closed in 1998.

         Revenues and net operating income related to the businesses sold during the fourth quarter of 1998 were approximately $11,000 and $600, respectively, for the year ended November 28, 1998.

48 Energized to Meet Tomorrow's Opportunities

     The following table is a detailed reconciliation of the restructuring reserve balance from November 29, 1997 to November 27, 1999:

Liability for nonrecurring charges:
                          North                   Latin       Asia/
                         America    Europe       America     Pacific  Total
------------------------------------------------------------------------------
Balance
     November 29, 1997   $     -    $      -     $     -     $    -   $      -
Provisions in 1998:
     Severance             4,749       8,726       3,765        278     17,518
     Contracts/leases        526         266           -         53        845
------------------------------------------------------------------------------
                           5,275       8,992       3,765        331     18,363

Payments in 1998:
     Severance            (2,757)       (998)       (624)      (190)    (4,569)
     Contracts/leases       (526)          -           -        (53)      (579)
------------------------------------------------------------------------------
                          (3,283)       (998)       (624)      (243)    (5,148)
------------------------------------------------------------------------------
Balance
     November 28, 1998     1,992       7,994       3,141         88     13,215

Provisions in 1999:
     Severance             3,057       8,952       1,022        668     13,699
     Contracts/leases          -       1,660          16        618      2,294
------------------------------------------------------------------------------
                           3,057      10,612       1,038      1,286     15,993

Adjustments to
     1998 provisions         (65)        225          92          8        260

Payments in 1999:
     Severance            (3,060)    (13,482)     (3,492)       (82)   (20,116)
     Contracts/leases          -        (399)        (16)      (175)      (590)
------------------------------------------------------------------------------
                          (3,060)    (13,881)     (3,508)      (257)   (20,706)
------------------------------------------------------------------------------
Balance
     November 27, 1999   $ 1,924    $  4,950     $   763    $ 1,125   $  8,762
------------------------------------------------------------------------------

 4/Acquisitions

     In 1999 the Company purchased a business for $4,483. In 1998 the Company purchased a business and certain assets of two businesses for $92,439. In 1997 the Company purchased the assets of one business, with a total cash outlay in 1997 of $9,618. The acquisitions were accounted for as purchases and the accompanying Consolidated Financial Statements include the results of these businesses since the purchase date.

     The fair values of assets and liabilities acquired at the dates of their respective acquisition are shown below as supplemental disclosure for cash flow purposes.

                               1999            1998          1997
------------------------------------------------------------------------------
Cash                           $      -        $     412     $      -
Receivables                       1,329           15,848            -
Inventories                         828            6,971          605
Other current assets                  -              829            -
Property, plant and
equipment                           780           20,249          327
Miscellaneous assets                  -                -        9,610
Other intangibles                     -           21,728            -
Excess cost                       1,629           43,754        1,068
Current liabilities                 (83)         (17,352)      (1,992)
------------------------------------------------------------------------------
Net assets acquired            $  4,483        $  92,439     $  9,618
------------------------------------------------------------------------------

     The historical results of operations on a pro forma basis are not presented as the effects of the acquisitions were not material.

5/Divestitures

     The Company sold its hot melt glue stick and gun business in North America, its wax business in Europe, and its powder coatings operations in New Zealand for $18,000 cash in 1998. The Company sold its construction product line in Europe for $1,117 cash in 1997. The 1998 sales of the hot melt glue stick and gun business and the wax business, with gains of $8,981, are included in nonrecurring charges as an offset to these costs described in Note 3. The historical results of operations on a pro forma basis are not presented as the effects of the divestitures were not material.

     In addition, gains on the sale of assets, resulted in before tax gains of $366, $3,237 and $5,199, in 1999, 1998 and 1997, respectively. Such gains are included in other income.

6/Research and Development Expenses

     Research and development expenses charged against income were $21,340, $22,255 and $24,830 in 1999, 1998 and 1997, respectively. These costs are included as a component of selling, administrative and other expenses.

                                   Energized to Meet Tomorrow's Opportunities 49

7/Income Taxes

     Income before income taxes, minority interests and cumulative effect of accounting changes for each year is as follows:

                              1999           1998        1997
--------------------------------------------------------------------------------
United States (U.S.)          $ 55,943       $ 29,549    $  49,081
Outside U.S.                    18,483          3,237       16,239
--------------------------------------------------------------------------------
Total                         $ 74,426       $ 32,786    $  65,320
--------------------------------------------------------------------------------

     The components of the provision for income taxes excluding cumulative effect of accounting changes are:

                              1999          1998          1997
--------------------------------------------------------------------------------
Current:
     U.S. federal             $ 12,392       $  5,971     $  16,769
     State                       1,269          1,198         1,706
     Outside U.S.               12,236         10,201         5,705
--------------------------------------------------------------------------------
                                25,897         17,370        24,180
--------------------------------------------------------------------------------
Deferred:
U.S. federal                     5,171          1,179           498
State                                -            (74)          195
Outside U.S.                       739            351         1,778
--------------------------------------------------------------------------------
                                 5,910          1,456         2,471
--------------------------------------------------------------------------------
Total                         $ 31,807       $ 18,826      $ 26,651
--------------------------------------------------------------------------------

     The difference between the statutory U.S. federal income tax rate and the Company's effective income tax rate is explained below:

                                      1999       1998      1997
--------------------------------------------------------------------------------
Statutory U.S. federal
     income tax rate                  35.0%      35.0%     35.0%
State income taxes                     1.0        2.4       1.7
U.S. federal income taxes on
     dividends received from
     non-U.S. subsidiaries, before
     foreign tax credits               6.9        6.8       5.2
Foreign tax credits                   (3.2)      (1.9)     (1.7)
Non-U.S. taxes                         6.3       23.9       1.3
Other tax credits                     (2.3)      (6.8)     (2.7)
Other                                 (1.0)      (2.0)      2.0
--------------------------------------------------------------------------------
Total                                 42.7%      57.4%     40.8%
--------------------------------------------------------------------------------

     The effective tax rate in 1999 and 1998 was impacted by costs related to the Company's restructuring plan. Some of these restructuring costs do not provide a foreign tax benefit in certain foreign countries resulting in an increase in the effective tax rate associated with non-U.S. taxes.
     Deferred income tax balances at each year-end were related to:


                                         1999           1998
--------------------------------------------------------------------------------
Depreciation                             $ (22,717)      $ (23,577)
Pension                                     17,431          17,957
Deferred compensation                        5,582           5,168
Postretirement medical benefits              5,133           6,653
Tax loss carryforwards                      19,138          11,377
Nonrecurring charges                         1,103           2,067
Inventory                                      750             711
Provisions for expenses                    (10,964)         (7,287)
Difference between assigned
     value and tax basis of
     acquisition                              (502)         (1,488)
Currency gains/losses                        1,011           1,326
Other                                        4,066           4,301
--------------------------------------------------------------------------------
                                            20,031          17,208
Valuation allowance                        (14,990)         (5,097)
--------------------------------------------------------------------------------
Net deferred tax assets                  $   5,041       $  12,111
--------------------------------------------------------------------------------

     Net deferred tax assets are presented on the consolidated balance sheet as follows:

                                      1999               1998
--------------------------------------------------------------------------------
Deferred tax assets:
Current                               $   12,698            $  15,121
Non-current                                3,070                4,295

Deferred tax liabilities:
Current                                   (1,118)              (1,579)
Non-current                               (9,609)              (5,726)
--------------------------------------------------------------------------------
Net deferred tax assets               $    5,041            $  12,111
--------------------------------------------------------------------------------

50 Energized to Meet Tomorrow's Opportunities

         Valuation allowances relate to tax loss carryforwards and other net deductible temporary differences in non-U.S. operations where the future potential benefits do not meet the more likely than not realization test.

         U.S. income taxes have not been provided on approximately $65,124 of undistributed earnings of non-U.S. subsidiaries. The Company plans to reinvest these undistributed earnings. If any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings plus any available foreign tax credit carryforwards. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable.

         While non-U.S. operations of the Company, excluding the nonrecurring charge in 1999, have been profitable overall, cumulative tax losses of $54,239 are carried as net operating losses in 19 different countries. These losses can be carried forward to offset income tax liability on future income in those countries. Cumulative losses of $29,413 can be carried forward indefinitely, while the remaining $24,826 must be used during the 2000-2005 period.

8 / Notes Payable

         The primary component of notes payable relates to the Company's short-term lines of credit with banks. This component totals $27,815. The amount of unused available borrowings under these lines at November 27, 1999 was $125,727.

         The weighted-average interest rates on notes payable were 8.1%, 9.0% and 9.4% in 1999, 1998 and 1997, respectively.

         Fair values of short-term financial instruments approximate their carrying values due to their short maturity.

                                  Energized to Meet Tomorrow's Opportunities  51

9 / Long - Term Debt

         Long-term debt, including obligations under capital leases, is summarized as follows:

                                                           Weighted Average
                                                            Interest Rate            Maturity          1999              1998
-----------------------------------------------------------------------------------------------------------------------------------
U.S. dollar obligations:
 Notes (a)                                                                                         $    2,965        $   21,921
 Senior notes - A, B, C, D                                       8.57%                2001-2010        65,000            65,000
 Senior note - B                                                                                            -            25,000
 Senior notes                                                    6.60                 2008-2012       125,000           125,000
 Industrial and commercial development bonds                     5.60                 2004-2016         7,100             7,100
 Various other obligations                                       7.25                 2004-2006         6,250             6,500
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      206,315           250,521
-----------------------------------------------------------------------------------------------------------------------------------
Foreign currency obligations:
 Deutche mark note (a)                                                                                  3,115             3,503
 Pound sterling notes (a)                                                                              45,820            31,488
 Japanese yen note (a)                                                                                  2,020             1,788
 Australian dollar                                                                                          -             4,433
 Italian lira                                                   10.81                      2000         4,373             4,078
 Japanese yen                                                    2.80                 2000-2009        10,277             5,204
 Various other obligations                                       4.77                 2000-2001         1,772             1,742
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       67,377            52,236
Capital leases                                                                        2001-2005         1,355             1,745
-----------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                  275,047           304,502
Less: current installments                                                                            (11,332)           (4,428)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                              $  263,715        $  300,074
-----------------------------------------------------------------------------------------------------------------------------------

(a) The Company has revolving credit agreements with a group of major banks which provide committed long-term lines of credit of $90,000 through December 20, 2005 and $68,000 through December 20, 2004. At the Company's option, interest is payable at the London Interbank Offered Rate plus 0.175%-0.375%, adjusted quarterly based on the Company's capitalization ratio, or a bid rate. A facility fee of 0.075%-0.175% is payable quarterly.


52   Energized to Meet Tomorrow's Opportunities

         The most restrictive debt agreements place limitations on secured and unsecured borrowings, operating leases, and contain minimum interest coverage, current assets and net worth requirements. In addition, the Company cannot be a member of any "consolidated group" for income tax purposes other than with its subsidiaries. At November 27, 1999 the Company exceeded minimum requirements for all financial covenants.

         Aggregate maturities of long-term debt, including obligations under capital leases, amount to $11,332, $3,215, $35,254, $1,369 and $1,359 during the five fiscal years 2000 through 2004 respectively.

         The estimated fair value of long-term debt was $263,900 and $314,613 for 1999 and 1998, respectively.

         The fair value of long-term debt is based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

10/Lease Commitments

         Assets under capital leases are summarized as follows:

                                           1999          1998
-------------------------------------------------------------------
Land                                     $ 1,324       $ 2,194
Buildings and improvements                 5,052         4,776
Machinery and equipment                      237             -
-------------------------------------------------------------------
                                           6,613         6,970
Accumulated depreciation                  (3,881)       (3,817)
-------------------------------------------------------------------
Net assets under capital leases          $ 2,732       $ 3,153
===================================================================

         The following are the minimum lease payments that will have to be made in each of the years indicated based on capital and operating leases in effect as of November 27, 1999:

                                        Capital       Operating
-------------------------------------------------------------------
Fiscal year:
  2000                                  $  780         $ 7,285
  2001                                     527           6,115
  2002                                     614           4,504
  2003                                      32           2,512
  2004                                       -           1,992
  Later years                                -           1,023
-------------------------------------------------------------------
Total minimum
  lease payments                        $1,953         $23,431
                                                     --------------
Amount representing interest              (598)
-------------------------------------------------
Present value of minimum
  lease payments                        $1,355
-------------------------------------------------

         Rental expense for all operating leases charged against income amounted to $13,541, $14,818, and $14,166 in 1999, 1998 and 1997, respectively.

11 /Contingencies

         Legal: The Company and its subsidiaries are parties to various lawsuits and governmental proceedings. For further information on certain legal proceedings, see Item 3 of the Company's 1999 Annual Report on Form 10-K. In particular, the Company is currently deemed a potentially responsible party
(PRP) or defendant, generally in conjunction with numerous other parties, in a number of government enforcement and private actions associated with hazardous waste sites. As a PRP or defendant, the Company may be required to pay a share of the costs of investigation and cleanup of these sites. In some cases the Company may have rights of indemnification from other parties. The Company's liability in the future for such claims is difficult to predict because of the uncertainty as to the cost of the investigation and cleanup of the sites, the Company's responsibility for such hazardous waste and the number or financial condition of other PRPs or defendants. As is the case with other types of litigation and proceedings to which the Company is a party, based upon currently available information, it is the Company's opinion that none of these matters will result in material liability to the Company.

                                   Energized to Meet Tomorrow's Opportunities 53

12/Retirement and Postretirement Benefits

         In 1999, the Company adopted SFAS No. 132 "Employers Disclosures about Pensions and Other Postretirement Benefits" as required. This statement revises employer's disclosures about pensions and other postretirement benefit plans.

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

         Sensitivity Information: The health-care trend rate assumption has a significant effect on the amounts reported. A one percentage point change in the health-care cost trend rate would have the following effects on the November 28, 1998 service and interest cost and the accumulated postretirement benefit obligation at November 27, 1999:

                                 One Percentage Point
------------------------------------------------------------------
                                 Increase   Decrease
------------------------------------------------------------------
Effect on service and
 interest cost components         $1,013     $  (696)
Effect on accumulated
 postretirement benefit
 obligation                       $2,237     $(1,887)
------------------------------------------------------------------
Weighted-average of
assumptions, November             1999       1998         1997
------------------------------------------------------------------
Discount rate
 (before retirement)                7.50%       6.75%        7.50%
Expected return on
 plan assets -
 pension benefits                  10.50%      10.00%       10.00%
Expected return on
 plan assets - other
 postretirement benefits            9.50%       8.50%        8.50%
Rate of compensation increase       3.78%       3.78%        4.50%
Rate of increase in health care
cost levels:
 Employees under age 65             5.68%       6.60%        7.36%
 Employees age 65 and older         3.73%       4.56%        5.47%
------------------------------------------------------------------

For fiscal 1999, the rate of increase in health care cost levels for employees under age 65 was expected to decrease by 0.92% for one year, 0.51% for one year to 4.25% in 2002 and remain at that level. For employees 65 and older, the rate was expected to remain at 3.73%.

         The Company funds U.S. postretirement benefits through a Voluntary Employees' Beneficiaries Association Trust which was established in 1991. The funds are invested primarily in common stocks with an expected long-term rate of return of 9.5 percent. The reduction from prior year in the postretirement benefits obligation was due to management's decision to cap the Company's subsidy toward postretirement medical benefits. Beginning in 2005, the Company's dollar contribution for retiree medical coverage will remain fixed at the 2004 level for employees who retire in the year 2005 or later.

54 Energized to Meet Tomorrow's Opportunities

                                                                             Pension Benefits
                                                  ----------------------------------------------------------------------------------
                                                          U.S. Plans                                 Non-U.S. Plans
------------------------------------------------------------------------------------------------------------------------------------
                                                     1999           1998           1997          1999           1998        1997
------------------------------------------------------------------------------------------------------------------------------------
Net periodic cost:
  Service cost                                   $   5,987       $  5,629       $  4,633     $   1,495       $  1,692     $ 1,855
  Interest cost                                     12,011         11,795         11,048         3,415          3,559       3,492
  Expected return on assets                        (16,538)       (14,837)       (11,505)       (1,789)        (1,620)       (429)
  Prior service cost amortization                      724            640            650             9             39          39
  Actuarial (gain)/loss amortization                  (766)        (1,349)          (311)           24             25          24
  Transition amount amortization                       (27)           (27)           (27)         (281)            75          76
  Curtailment (gain)/loss                           (1,780)             -              -          (274)             -           -
------------------------------------------------------------------------------------------------------------------------------------
  Net periodic benefit cost                      $    (389)      $  1,851       $  4,488     $   2,599       $  3,770     $ 5,057
====================================================================================================================================
Change in benefit obligation:
  Benefit obligation, September 1
     or prior year                               $ 174,231       $154,132                    $  49,606       $ 53,174
  Service cost                                       5,987          5,629                        1,495          1,692
  Interest cost                                     12,011         11,795                        3,415          3,559
  Participant contributions                              -              -                          167            162
  Plan amendments                                    1,451              -                            -              -
  Actuarial (gain)/loss                             (8,854)         8,478                        2,448           (320)
  Other events                                           -              -                            -         (1,005)
  Benefits paid                                     (6,805)        (5,802)                      (2,043)        (2,082)
------------------------------------------------------------------------------------------------------------------------------------
  Benefit obligation, August 31                  $ 178,021       $174,232                    $  55,088       $ 55,180
====================================================================================================================================
Change in plan assets:
  Fair value of plan assets,
     September 1 of prior year                   $ 184,407       $186,911                    $  22,973       $ 21,051
  Actual return on plan assets                      69,470          3,044                        6,396          4,219
  Employer contributions                               617            254                          178            184
  Participant contributions                              -              -                          167            162
  Benefits paid                                     (6,805)        (5,802)                        (400)          (338)
------------------------------------------------------------------------------------------------------------------------------------
  Fair value of plan assets,
     August 31                                   $ 247,689       $184,407                    $  29,314       $ 25,278
====================================================================================================================================
Reconciliation of funded status
as of November:
  Funded status                                  $  69,668       $ 10,176                    $ (25,774)      $(29,903)
  Unrecognized actuarial loss (gain)              (110,662)       (51,500)                           2           (281)
  Unrecognized prior service cost
     (benefit)                                       6,360          5,712                          (29)           (22)
  Unrecognized net
     transition obligation                            (124)          (151)                      (5,582)        (4,116)
  Contributions between
     measurement date
     and fiscal year-end                               140            116                            -              -
------------------------------------------------------------------------------------------------------------------------------------
  Recognized amount                              $ (34,618)      $(35,647)                   $ (31,383)      $(34,322)
====================================================================================================================================
Statement of financial position
as of November:
  Prepaid benefit cost                           $     205       $    227                    $   1,175       $  1,191
  Accrued benefit liability                        (34,823)       (35,874)                     (32,559)       (35,513)
  Additional minimum liability                      (5,358)        (5,353)                           -              -
  Intangible asset                                   4,263          4,103                            -              -
  Accumulated other
     comprehensive income                            1,095          1,250                            -              -
------------------------------------------------------------------------------------------------------------------------------------
  Recognized amount                              $ (34,618)      $(35,647)                   $ (31,384)      $(34,322)
====================================================================================================================================

                                                                    Other
                                                           Postretirement Benefits
-----------------------------------------------------------------------------------------
                                                        1999         1998          1997
-----------------------------------------------------------------------------------------
Net periodic cost:
  Service cost                                       $  2,033     $  1,833       $ 1,740
  Interest cost                                         2,667        2,641         2,447
  Expected return on assets                            (5,294)      (3,911)       (2,553)
  Prior service cost amortization                        (828)        (857)         (878)
  Actuarial (gain)/loss amortization                     (561)        (183)            -
  Transition amount amortization                            -            -             -
  Curtailment (gain)/loss                                 (74)           -             -
-----------------------------------------------------------------------------------------
  Net periodic benefit cost                          $ (2,057)    $   (477)      $   756
=========================================================================================
Change in benefit obligation:
  Benefit obligation, September 1
     or prior year                                   $ 37,811     $ 34,199
  Service cost                                          2,033        1,833
  Interest cost                                         2,667        2,641
  Participant contributions                               114            -
  Plan amendments                                     (11,329)           -
  Actuarial (gain)/loss                                (1,004)         830
  Other events                                              -            -
  Benefits paid                                        (2,076)      (1,692)
-----------------------------------------------------------------------------------------
  Benefit obligation, August 31                      $ 28,216     $ 37,811
=========================================================================================
Change in plan assets:
  Fair value of plan assets,
     September 1 of prior year                       $ 49,233     $ 45,891
  Actual return on plan assets                         19,016        3,478
  Employer contributions                                1,855        1,556
  Participant contributions                               114            -
  Benefits paid                                        (2,076)      (1,692)
-----------------------------------------------------------------------------------------
  Fair value of plan assets,
     August 31                                       $ 68,142     $ 49,233
=========================================================================================
Reconciliation of funded status
as of November:
  Funded status                                      $ 39,926     $ 11,422
  Unrecognized actuarial loss (gain)                  (19,636)      (5,470)
  Unrecognized prior service cost
     (benefit)                                        (12,326)      (1,899)
  Unrecognized net
     transition obligation                                  -            -
  Contributions between
     measurement date
     and fiscal year-end                                  200          300
-----------------------------------------------------------------------------------------
  Recognized amount                                  $  8,164     $  4,353
=========================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligation in excess of plan assets were $63,908, $56,986, and $22,723, respectively as of November 27, 1999 and $66,847, $59,719, and $22,694 as of November 28, 1998.

                                  Energized to Meet Tomorrow's Opportunities  55

13/Stockholders' Equity

      Preferred Stock: The Board of Directors is authorized to issue up to 10,000,000 additional shares of preferred stock that may be issued in one or more series and with such stated value and terms as may be determined by the Board of Directors.

      Series A Preferred Stock: There were 45,900 Series A preferred shares with a par value of $6.67 authorized and issued at November 27, 1999 and November 28, 1998. The holder of Series A preferred stock is entitled to cumulative dividends at the rate of $0.33 per share per annum. Common stock dividends may not be paid unless provision has been made for payment of Series A preferred dividends. The Series A preferred stock has multiple voting rights entitling the Series A preferred shareholder to 80 votes per share. The terms of the Series A preferred stock include the right of the Company to purchase the shares at specified times and the right of the Company to redeem all shares at par value if authorized by the shareholders.

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

      Common Stock: There were 40,000,000 par value $1.00 common shares authorized and 14,040,155 and 13,982,649 shares issued and outstanding at November 27, 1999 and November 28, 1998, respectively.

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

      Directors' Deferred Compensation Plan: The Directors' Deferred Compensation Plan reserves 75,000 shares of common stock for allocation as payment of retainer fees. Directors, who are not employees, can choose to receive all or a portion of the payment of their retainer and meeting fees in shares of Company common stock when they leave the Board rather than cash payments each year. At November 27, 1999, 26,577 shares remained available for future allocation.

      1998 Directors' Stock Incentive Plan: The 1998 Directors' Stock Incentive Plan reserves 200,000 shares of common stock to offer nonemployee directors incentives to put forth maximum efforts for the success of the Company's business and to afford nonemployee directors an opportunity to acquire a proprietary interest in the Company. In 1999 and 1998, respectively, 4,000 and 7,017 restricted shares were awarded with a market value of $281 and $441 being charged to expense over the vesting periods. At November 27, 1999, 188,983 shares remained available for future award.

      1992 Stock Incentive Plan: Under the 1992 Stock Incentive Plan 900,000 shares of the Company's common stock were made available for the granting of awards during a period of up to ten years from April 16, 1992. The Stock Incentive Plan permits the granting of (a) stock options; (b) stock appreciation rights; (c) restricted stock and restricted stock units; (d) performance awards
(e) dividend equivalents; and (f) other awards valued in whole or in part by reference to or otherwise based upon the Company's stock.

      A total of 1,031, 64,755 and 38,736 restricted shares of the Company's common stock were granted to certain employees in 1999, 1998 and 1997, respectively. The market value of shares awarded of $44, $3,734 and $2,108 has been recorded as unearned compensation - restricted stock in 1999, 1998 and 1997, respec-

56 Energized to Meet Tomorrow's Opportunities tively and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the vesting periods of generally ten years and amounted to $2,122, $993 and $548 in 1999, 1998 and 1997, respectively.

       A total of 1,000, 19,900 and 21,850 restricted share units of the Company's common stock were allocated to certain employees in 1999, 1998 and 1997, respectively. The market value of units allocated of $43, $1,104 and $1,191 in 1999, 1998, and 1997, respectively, is generally being charged to expense over the ten-year vesting period.

       A total of 243,949 non-qualified stock options were granted in 1999 to officers and key employees at prices not less than fair market value at date of grant. These non-qualified options are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent of the shares under option and generally have a contractual term of 10 years.

       At November 27, 1999, 277,422 shares remained available for future grants or allocations.

       1987 Stock Option Plan: 73,421 options were outstanding at November 27, 1999, under the Company's 1987 non-qualified plan. Options are exercisable until April 27, 2000. At November 27, 1999, no shares remained available for grants under this plan.


                                   Energized to Meet Tomorrow's Opportunities 57

     A summary of non-qualified stock option transactions is as follows:

                                                                     Weighted-
                                                                      Average
                                                      Number      Exercise Price
--------------------------------------------------------------------------------
Outstanding at November 30, 1996                     211,869          $14.50
Exercised                                            (29,079)          14.33
--------------------------------------------------------------------------------
Outstanding at November 29, 1997                     182,790           14.53
Exercised                                            (71,799)          14.83
--------------------------------------------------------------------------------
Outstanding at November 28, 1998                     110,991           14.33
Cancelled                                            (10,297)          41.96
Granted                                              243,949           44.16
Exercised                                            (37,194)          14.33
--------------------------------------------------------------------------------
Outstanding at November 27, 1999                     307,449          $37.07
================================================================================
Exercisable at November 27, 1999                      73,421          $14.33
================================================================================

     A summary of non-qualified option transactions is as follows:

                                        Weighted-
                                         Average
                                        Remaining       Weighted-                        Weighted-
Range of                                 Years of        Average                          Average
Exercise                               Contractual      Exercise                         Exercise
Prices                 Outstanding        Life            Price        Exercisable        Price
--------------------------------------------------------------------------------------------------
$14.33                    73,421           .3            $14.33           73,421          $14.33
 43.00-46.88             224,028          9.0             43.11              -               -
 68.63                    10,000          9.6             68.63              -               -
==================================================================================================

     If compensation expense had been determined for the Company's non-qualified stock option plans based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and income per share would have been adjusted to the pro forma amounts indicated below:

                                                              1999
--------------------------------------------------------------------
Net income                       As reported                $43,370
                                 Pro forma                  $42,830

Basic income per share           As reported                  $3.14
                                 Pro forma                    $3.10

Diluted income per share         As reported                  $3.10
                                 Pro forma                    $3.06
======================================================================

Pro forma amounts for fiscal 1998 and 1997 are not presented as options granted prior to 1996 are not considered for purposes of this table. The Company did not grant stock options during fiscal 1998 and 1997 for purposes of calculating adjusted pro forma amounts required to be disclosed under SFAS No. 123. Compensation expense for pro forma purposes is reflected over the options' vesting period.

58  Energized to Meet Tomorrow's Opportunities

         The weighted-average fair value per option at the grant date for options granted in fiscal 1999 was $15.37. The fair value was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1999:

                                                       1999
------------------------------------------------------------
Risk-free interest rate                                4.57%
Expected dividend yield                                1.50%
Expected volatility factor                            30.24%
Expected option term                                 7 years
------------------------------------------------------------

14/ Business Segment Information

     During 1999, the Company adopted SFAS No. 131. The new standard changes the information the Company reports about its operating segments. Operating segment information for prior years has been restated and supplemented to conform to the 1999 presentation.

     The Company's operating segments have generally similar products and services and the Company is organized to manage its operations geographically. Consequently, the Company's operating segments are based on four geographic areas which represent its reportable segments. The North America segment provides adhesives, sealants and coatings to the United States, Mexican, and Canadian markets. The Europe segment provides adhesives, sealants and coatings to the European countries. The Latin America segment provides adhesives, sealants, coatings and paints to Puerto Rico, the Dominican Republic, Central and South American markets. The Asia/Pacific segment provides adhesives, sealants and coatings to the Pacific Rim countries. Each segment is served commonly by an area group office which provides administrative support and marketing services.

     The segments use many common raw materials which are either petroleum-based or of a nonsynthetic nature. These segments are not capital intensive and the manufacturing facilities and raw materials are relatively interchangeable and are not, in general, highly specialized.

     Information on the customers, markets and products and services of each of the Company's operating segments is included in the "H.B. Fuller At A Glance" section of this Annual Report.

     The accounting policies of the reportable segments are consistent with generally accepted accounting principles and as described in "Summary of Significant Accounting Policies" - Note 1 of these notes to the consolidated financial statements. Management evaluates profitability of the Company's operating segments based on operating income.

     The following tables present information about the Company's reported segments, which also are the Company's geographic segments for the years ended November 27, 1999, November 28, 1998 and November 29, 1997.

Sales to
 unaffiliated
 customers:                                   1999          1998         1997
-------------------------------------------------------------------------------
North America                           $  791,029    $  779,499   $  772,104
Europe                                     286,921       286,374      247,920
Latin America                              188,919       197,577      192,530
Asia/Pacific                                97,589        83,791       94,235
-------------------------------------------------------------------------------
Total trade sales                       $1,364,458    $1,347,241   $1,306,789
===============================================================================

Inter-company
 sales:                                       1999          1998         1997
-------------------------------------------------------------------------------
North America                           $   14,174    $   12,558   $   17,257
Europe                                       3,230         3,673        4,098
Latin America                                  974        15,221       14,398
Asia/Pacific                                    76            33          111
Eliminations                               (18,454)      (31,485)     (35,864)
-------------------------------------------------------------------------------
Total intercompany sales                         -             -            -
===============================================================================

Net sales:                                    1999          1998         1997
-------------------------------------------------------------------------------
North America                           $  805,203    $  792,057   $  789,361
Europe                                     290,151       290,047      252,018
Latin America                              189,893       212,798      206,928
Asia/Pacific                                97,665        83,824       94,346
Eliminations                               (18,454)      (31,485)     (35,864)
-------------------------------------------------------------------------------
Total net sales                         $1,364,458    $1,347,241   $1,306,789
===============================================================================

Operating income (losses):                    1999          1998         1997
-------------------------------------------------------------------------------
North America                           $   67,884    $   43,628   $   59,940
Europe                                      15,103        11,602       11,112
Latin America                               15,001         6,705       15,659
Asia/Pacific                                 5,759          (723)         541
-------------------------------------------------------------------------------
Total operating income                  $  103,747    $   61,212   $   87,252
===============================================================================

                                  Energized to Meet Tomorrow's Opportunities  59

Depreciation and
 amortization                     1999        1998       1997
---------------------------------------------------------------
North America                  $30,651     $30,762    $28,803
Europe                          14,263      11,910      9,948
Latin America                    3,918       5,178      5,298
Asia/Pacific                     1,944       1,691      2,724
---------------------------------------------------------------
Total depreciation and
 amortization                  $50,776     $49,541    $46,773
---------------------------------------------------------------

Identifiable assets:              1999        1998       1997
---------------------------------------------------------------
North America               $  561,435  $  553,627   $518,179
Europe                         245,999     272,302    176,745
Latin America                  133,779     150,867    150,138
Asia/Pacific                    80,997      74,948     75,625
Eliminations                   (40,669)    (47,283)   (41,247)
General corporate assets        44,074      41,266     38,206
---------------------------------------------------------------
Total assets                $1,025,615  $1,045,727   $917,646
---------------------------------------------------------------

          General corporate assets consist primarily of cash and cash equivalents and long-term financial assets.

Long lived assets:                1999        1998       1997
---------------------------------------------------------------
North America                 $324,197    $312,172   $322,704
Europe                         145,310     150,513     69,638
Latin America                   46,902      47,559     52,300
Asia/Pacific                    30,663      26,680     32,197
General corporate assets        40,233      38,952     36,390
---------------------------------------------------------------
Total long lived assets       $587,305    $575,876   $513,229
---------------------------------------------------------------

Capital expenditures:             1999        1998       1997
---------------------------------------------------------------
North America                  $28,996     $39,310    $39,656
Europe                          19,857      14,233     19,298
Latin America                    4,423       4,868      7,020
Asia/Pacific                     2,977       3,916      3,250
---------------------------------------------------------------
Total capital expenditures     $56,253     $62,327    $69,224
---------------------------------------------------------------

15 / Quarterly Data (unaudited)

Net sales:                                    1999       1998
---------------------------------------------------------------
First quarter                           $  327,210 $  310,656
Second quarter                             348,198    341,970
Third quarter                              331,916    333,518
Fourth quarter                             357,134    361,097
---------------------------------------------------------------
Total year                              $1,364,458 $1,347,241
---------------------------------------------------------------

Gross profit:                                 1999       1998
---------------------------------------------------------------
First quarter                             $104,574   $ 97,633
Second quarter                             112,490    108,693
Third quarter                              108,711    103,095
Fourth quarter                             117,347    112,450
---------------------------------------------------------------
Total year                                $443,122   $421,871
---------------------------------------------------------------

Operating income (losses):                    1999       1998
---------------------------------------------------------------
First quarter                             $ 20,516    $15,437
Second quarter                              24,622     24,720
Third quarter                               27,279     (2,119)
Fourth quarter                              31,330     23,174
---------------------------------------------------------------
Total year                                $103,747    $61,212
---------------------------------------------------------------

Net income (losses):                         1999        1998
---------------------------------------------------------------
First quarter                              $7,599      $5,954
Second quarter                             10,026      11,261
Third quarter                              12,068     (10,263)
Fourth quarter                             13,677*      9,038
---------------------------------------------------------------
Total year                                $43,370*    $15,990
---------------------------------------------------------------

Basic net income (losses)
 per share:                                  1999        1998
---------------------------------------------------------------
First quarter                               $0.55       $0.44
Second quarter                               0.73        0.82
Third quarter                                0.87       (0.75)
Fourth quarter                               0.99*       0.65
Total year                                  $3.14*      $1.16
---------------------------------------------------------------

Diluted net income (losses)
 per share                                   1999        1998
---------------------------------------------------------------
First quarter                               $0.55       $0.43
Second quarter                               0.72        0.81
Third quarter                                0.86       (0.75)
Fourth quarter                               0.97*       0.65
Total year                                  $3.10*      $1.15
---------------------------------------------------------------

* Fourth quarter income was $14,418 before an accounting change charge of $(741) or $(0.05) per share. Year-to-date income was $44,111 or $3.19 per share (basic) or $3.15 per share (diluted) before an accounting change charge of $(741) or $(0.05) per share.

60  Energized to Meet Tomorrow's Opportunities

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

Management is also responsible for maintaining a system of internal accounting controls to provide reasonable assurance that established policies and procedures are followed, that the records properly reflect all transactions of the Company and that assets are safeguarded against material loss from unauthorized use or disposition. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned duties.


   /s/ Raymond A. Tucker

Raymond A. Tucker
Senior Vice President and
Chief Financial Officer


   /s/ Albert P.L. Stroucken

Albert P.L. Stroucken
Chairman of the Board,
President and Chief Executive Officer


Report of Independent Accountants


To the Board of Directors and
Stockholders of H.B. Fuller Company


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of H.B. Fuller Company and its subsidiaries at November 27, 1999 and November 28, 1998, and the results of their operations and their cash flows for each of the three years in the period ended November 27, 1999, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1, in 1999 the Company changed its accounting for start-up costs to conform with AICPA Statement of Position 98-5. In 1997 the Company changed its accounting for certain information technology transformation costs to conform with issue 97-13 of the Emerging Issues Task Force.


  /s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
January 10, 2000

                                   Energized to Meet Tommorow's Opportunities 61

1989-1999 In Review and Selected Financial Data
H.B. Fuller Company and Subsidiaries

  Annual Growth Rate
----------------------
 1-yr        5-yr   10-yr
 1998-       1994-  1989-   (Dollars in thousands,
 1999        1999   1999    except per share amounts)             1999          1998         1997          1996*        1995
-------------------------------------------------------------------------------------------------------------------------------
   %           %      %     Income Statement Data:
  1.3         4.5    6.1    Net sales                           $1,364,458    1,347,241    1,306,789     1,275,716    1,243,818
 69.5         9.5    8.5    Operating income                    $  103,747       61,212       87,252        80,754       69,765
                            Income from
175.9         7.4   10.9      continuing operations             $   44,111       15,990       40,308        45,430       31,195
                            Percent of net sales                       3.2          1.2          3.1           3.6          2.5
171.2         7.0   10.7    Net income                          $   43,370       15,990       36,940        45,430       28,663
                            Percent of net sales                       3.2          1.2          2.8           3.6          2.3
  1.8         8.9   10.0    Depreciation                        $   43,079       42,317       40,412        40,878       35,134
 (0.6)       18.0    7.3    Interest expense                    $   26,823       26,989       19,836        18,881       18,132
 69.0        10.0    8.6    Income taxes                        $   31,807       18,826       26,651        31,233       19,148
                            Balance Sheet Data:
 (2.0)        6.7    8.5    Total assets                        $1,025,615    1,046,169      917,646       869,275      828,929
 (0.9)        6.1    6.2    Working capital                     $  174,223      172,740      171,607       141,617      142,056
                            Current ratio                              1.7          1.6          1.7           1.6          1.6
                            Net property,
 (0.5)        6.9    8.3      plant and equipment               $  412,524   $  414,467      398,561       391,201      355,123
                            Long-term debt, excluding
(12.1)       15.2   10.1      current installments              $  263,714   $  300,074      229,996       172,779      166,459
 10.2         6.5    7.3    Stockholders' equity                $  376,380   $  341,404      339,114       334,740      299,414
                            Stockholder Data:
                            Income from continuing
                              operations per common share:
175.0         7.5    1.2      Basic                             $     3.19   $     1.16         2.91          3.26         2.24
173.9         7.3    1.2      Diluted                           $     3.15   $     1.15         2.88          3.24         2.23
                            Net income per common share:
170.7         7.2    1.1      Basic                             $     3.14   $     1.16         2.67          3.26         2.06
169.6         7.0    1.0      Diluted                           $     3.10   $     1.15         2.64          3.24         2.05
                            Dividends paid:
  3.8         7.2    7.9      Per common share                  $    0.815   $    0.785         0.72         0.655        0.625
                            Stockholders' equity:
  9.8         6.3    7.3      Book value per common share       $    26.79        24.39        24.48         23.78        21.35
                            Return on average
                              stockholders' equity                    12.1          4.7         11.0          14.3         10.0
                            Common stock price:
 12.5        11.5   12.3      High                              $    72.88   $    64.81        60.25         47.75        39.75
 12.1         5.6   10.7      Low                               $    38.13   $    34.00        44.50         29.50        27.75
                            Weighted-average common shares
                              outstanding (in thousands):
  0.6        (0.1)  (0.3)     Basic                                 13,808        3,721       13,843        13,910       13,884
  1.0           -   (0.3)     Diluted                               13,978       13,844       13,988        14,008       13,977
(10.0)       (3.3)  (0.2)   Number of employees                      5,400        6,000        6,000         5,900        6,400

* All years after 1995 are 52-week years. All other years are twelve months ended November 30.

62 Energized to Meet Tomorrow's Opportunities

     1994             1993          1992            1991          1990           1989
----------------------------------------------------------------------------------------------------------
1,097,367          975,287       942,438         861,024       792,230        753,374
   65,953           53,470        71,406          59,846        51,911         46,009

   30,863           21,701        35,622          27,687        21,145         15,671
      2.8              2.2           3.8             3.2           2.7            2.1
   30,863            9,984        35,622          27,687        21,145         15,671
      2.8              1.0           3.8             3.2           2.7            2.1
   28,177           24,934        24,865          21,787        20,376         16,571
   11,747           10,459        12,537          14,788        14,028         13,237
   19,782           19,191        24,716          19,173        15,234         13,936

  742,617          564,521       561,204         508,911       489,634        455,172
  129,665          119,905       130,817         108,779        96,097         95,645
      1.6              1.7           1.8             1.7           1.7            1.8

  295,090          232,547       223,153         207,378       202,341        186,631

  130,009           60,261        53,457          71,814        88,240        100,974
  274,805          249,396       255,040         219,050       197,191        186,515

     2.22             1.56          2.58            2.03          1.55           1.10
     2.21             1.55          2.55            2.00          1.53           1.09

     2.22             0.72          2.58            2.03          1.55           1.10
     2.21             0.71          2.55            2.00          1.53           1.09

    0.575             0.54          0.46            0.41          0.40           0.38

    19.70            17.92         18.43           15.96         14.56          13.27

     11.5              4.0          15.0            13.3          11.0            8.6

    42.25            42.75         53.25           38.33         19.17          22.83
    29.00            31.25         32.58           18.83         13.75          13.83


   13,877           13,872        13,778          13,613        13,650         14,216
   13,988           14,006        13,989          13,854        13,811         14,358
    6,400            6,000         5,800           5,600         5,600          5,500

                                   Energized to Meet Tomorrow's Opportunities 63

Investor Information

Exhibit 13 Page 64
STOCK PRICE      Highs       Lows
     Q1F98      $58.00     $46.50
     Q1F99      $48.38     $38.13
     Q2F98      $64.81     $54.50
     Q2F99      $69.25     $41.88
     Q3F98      $63.06     $47.38
     Q3F99      $72.88     $57.75
     Q4F98      $50.63     $34.00
     Q4F99      $65.38     $51.63

Exhibit 13 Page 64
DIVIDENDS
     Q1F98      $0.185
     Q1F99      $0.200
     Q2F98      $0.200
     Q2F99      $0.205
     Q3F98      $0.200
     Q3F99      $0.205
     Q4F98      $0.200
     Q4F99      $0.205

Exhibit 13 Page 64
SHAREHOLDER COMPOSITION
     63%       Institutions
     18%       Individuals
     12%       Employees
      7%       Directors & Officers

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 20, 2000, at 2 p.m. at the Touchstone Energy(R) Place at RiverCentre, 175 West Kellogg Boulevard, St. Paul, Minn. All shareholders are cordially invited to attend.

Form 10-K

H.B. Fuller Company's Form 10-K annual report for the year ended Nov. 27, 1999, filed with the Securities and Exchange Commission, Washington, D.C., is available upon request at no charge. Exhibits to the Form 10-K are available at a charge sufficient to cover postage and handling. This material may be obtained by writing to: Corporate Secretary, H.B. Fuller Company, P.O. Box 64683, St. Paul, MN 55164-0683. Or visit our Web site at www.hbfuller.com for complete 10-K
                                              ----------------
reports for the past three years.

Independent Accountants

PricewaterhouseCoopers LLP, Minneapolis, Minn.

Investor Contact

Richard Edwards
Director of Investor Relations

To receive shareholder material through the mail, or if you'd like to be added to our mailing list, call our Shareholder Services Line at 1-800-214-2523.

Number of Common Shareholders

As of Nov. 27, 1999, there were approximately 4,125 common shareholders of record.

Transfer Agent and Registrar

Norwest Bank Minnesota, N.A., P.O. Box 64856, St. Paul, MN 55164-0856, 1-800-468-9716 or 651-450-4064 (in Minnesota).


Web Site

http://www.hbfuller.com
-----------------------

64 Energized to Meet Tomorrow's Opportunities