Form 10-K405, Exhibit 13
period 2000-12-02
FULLER H B CO
filed 2001-03-02
CIK 39368

MANAGEMENTS DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


     The following discussion includes comments and data relating to the Company's financial condition and results of operations for the three fiscal years ended December 2, 2000, November 27, 1999, and November 28, 1998, respectively. This section should be read in conjunction with the Consolidated Financial Statements and related Notes as they contain important information for evaluation of the Company's comparative financial condition and operating results.

Results of Operations:

2000 Compared to 1999

     Net Sales: Net sales in 2000 of $1,352.6 million were $11.9 million or 0.9 percent below 1999. Weakness in foreign currencies, primarily the euro, versus the U.S. dollar had a negative impact of $31.9 million or 2.3 percent. The negative currency impact offset the benefit of having 53 weeks in fiscal 2000 compared to 52 weeks in fiscal 1999. Volume increased 1.5 percent while selling prices decreased 0.3 percent. Acquisitions, net of divestitures, contributed 0.2 percent.

     Net sales changes from 1999 to 2000 by business segment ($ in millions):

                                   Increase / (Decrease)
--------------------------------------------------------
North America Adhesives             $  7.8        1.3%
Europe Adhesives                     (24.4)      (9.5%)
Latin America Adhesives               (4.0)      (5.0%)
Asia/Pacific Adhesives                 3.4        3.5%
Specialty Group                        5.3        1.5%
                                    ------
Total                               $(11.9)      (0.9%)
                                    ------
     Gross Margin: Throughout 2000 the Company faced rapidly rising raw material costs. The major contributors were petroleum-based materials such as vinyl acetate monomers and vinyl acetate emulsions. Although selling price increases were implemented during the year, the benefits were not realized until late in the year. Therefore, the gross margin in 2000 decreased 1.9 percentage points to 30.6%.

     Selling, Administrative and Other Expenses: Selling, administrative and other expenses improved as a percent of sales in 2000 to 23.0 percent from 23.6 percent in 1999. The expense dollars decreased $11.2 million or 3.5 percent. Census control and savings related to the Company's restructuring plan, which was announced in 1998, were the primary factors in the expense reduction. Total census decreased 226 employees during 2000 with 154 of the decrease related to selling, administrative and other expenses. The reduced census combined with good asset investment performance and changes to postretirement benefit plans allowed U.S. pension and other postretirement benefit costs to decrease $7.3 million in 2000 as compared to 1999. Other factors that contributed to the reduced expenses in 2000, were lower management bonuses due to the lower earnings in 2000 as compared to 1999 and the settlement of a claim with a raw material supplier in Latin America. Two initiatives, which increased expenses in 2000 included $3.3 million for the Company's e-commerce efforts and $2.0 million related to tax planning. Both projects are expected to provide significant long-term benefits. Another area of expense increase in 2000 was bad debt expense, primarily relating to bankruptcies of customers in North America.

     Nonrecurring Charges/Restructuring: In the third quarter of 1998 the Company's Board of Directors approved, and the Company announced, a restructuring plan to streamline the organizational structure worldwide. Over the last two quarters of 1998 and throughout 1999, two businesses were sold, several manufacturing facilities were closed or considerably scaled back, sales offices and warehouses were consolidated and layers of management were reduced. Since the plan was announced, the Company has incurred $43.7 million (before tax) of net charges to the income statement with a credit of $0.3 million recorded in 2000 and charges of $17.2 million and $26.7 million in 1999 and 1998, respectively.

     The following tables show details of the nonrecurring charges/(credits) for each year by geographic area ($ in thousands):

                        North               Latin    Asia/
Year 2000:             America    Europe   America  Pacific    Total
----------------------------------------------------------------------
Adjustment for
 change in estimate    $  (300)        -         -        -   $  (300)
----------------------------------------------------------------------
Total                  $  (300)        -         -        -   $  (300)
======================================================================

                        North               Latin    Asia/
Year 1999:             America   Europe    America  Pacific    Total
----------------------------------------------------------------------
Severance
 (net of pension
 curtailment)          $ 1,943   $ 8,372    $1,114  $   676   $12,105
Contracts/leases             -     1,660        16      618     2,294
----------------------------------------------------------------------
Total restructuring      1,943    10,032     1,130    1,294    14,399
Impairment of
 property, plant
 and equipment              66     2,228       188       32     2,514
Consulting                 243       685       192       15     1,135
Integration and
 relocation costs/1/     2,052     1,104     1,465      292     4,913
Less: Gain on the
 sale of assets         (1,811)   (1,497)        -   (2,449)   (5,757)
----------------------------------------------------------------------
Total                  $ 2,493   $12,552    $2,975  $  (816)  $17,204
======================================================================

                        North               Latin    Asia/
Year 1998:             America    Europe   America  Pacific     Total
----------------------------------------------------------------------
Severance
 (net of pension
 curtailment)          $ 3,945   $ 8,526    $3,704  $   278   $16,453
Contracts/leases           526       266         -       53       845
----------------------------------------------------------------------
Total restructuring      4,471     8,792     3,704      331    17,298
Impairment of
 property, plant
 and equipment           9,481     4,063     3,564        -    17,108
Consulting                 121       764        12        2       899
Integration and
 relocation costs/1/       193         -       126      104       423
Less: Gain on the
 sale of businesses     (1,387)   (7,594)        -        -    (8,981)
----------------------------------------------------------------------
Total                  $12,879   $ 6,025    $7,406  $   437   $26,747
======================================================================

1. Integration and relocation costs consisted primarily of costs related to the shutdown of facilities, relocation of employees and other related one-time costs to carry out the restructuring/reorganization activities. Such costs were expensed as incurred.

     The 2000 credit of $0.3 million was due to a change in estimate of the severance payments in North America.

     The 1999 charges, prior to the gain on sale of assets of $5.8 million, included $22.3 million of costs requiring cash outlays, $2.5 million of non-cash costs and a pension curtailment benefit of $1.9 million. In 1998, the charges before accounting for the gain on the sale of businesses of $9.0 million included $19.7 million of costs requiring cash outlays, $17.1 million of non-cash charges and a pension curtailment benefit of $1.1 million. Total costs requiring cash outlays since inception of the plan, were $41.7 million.

     Employee census reductions resulting from the restructuring plan were 90 in 2000, 588 in 1999 and 142 in 1998 for a total of 820. Annual cost savings as a result of the plan are expected to exceed $30 million (before tax) upon full realization of the benefits of the enacted plan. No additional charges related to the original restructuring/reorganization plan were incurred in 2000.

     In 1999, the North American charges related primarily to a plant shutdown, and severance associated with closing sales offices and warehouses. These costs were partially offset by the gain on the sale of assets. In 1998, the charges related to an announced manufacturing plant closing, reduced layers of management and the impairment recognized on property, plant and equipment. These costs were partially offset by a gain on the sale of the hot melt glue stick and gun business.

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

     Latin American charges in 1999 were mainly for the integration costs associated with the closing of four of the five facilities that were announced in 1998. In 1999, the Company decided to leave one of the five facilities in operation due to a change in local import restrictions and related costs. Severance costs provided in 1998 for this operation were reversed in 1999. Severance related to the closing of three sales offices is included in the 1999 charges. Latin American charges in 1998 related primarily to the severance and impairment of property, plant and equipment associated with the announced closing of the manufacturing plants mentioned above. Also included in the 1998 cost was severance related to reducing layers of management.

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

     The following table is a detailed reconciliation of the restructuring reserve balance from November 29, 1997 to December 2, 2000:

Nonrecurring charge reserve ($ in thousands):
                             North                Latin     Asia/
                            America    Europe    America   Pacific     Total
------------------------------------------------------------------------------
Balance
November 29, 1997           $     -   $      -   $     -   $     -   $      -
Provisions in 1998:
Severance                     4,749      8,726     3,765       278     17,518
Contracts/leases                526        266         -        53        845
------------------------------------------------------------------------------
                              5,275      8,992     3,765       331     18,363
Payments in 1998:
Severance                    (2,757)      (998)     (624)     (190)    (4,569)
Contracts/leases               (526)         -         -       (53)      (579)
------------------------------------------------------------------------------
                             (3,283)      (998)     (624)     (243)    (5,148)
------------------------------------------------------------------------------
Balance
November 28, 1998             1,992      7,994     3,141        88     13,215
Provisions in 1999:
Severance                     3,057      8,952     1,022       668     13,699
Contracts/leases                  -      1,660        16       618      2,294
------------------------------------------------------------------------------
                              3,057     10,612     1,038     1,286     15,993
------------------------------------------------------------------------------

                                                  North                Latin     Asia/
                                                 America    Europe    America   Pacific    Total
--------------------------------------------------------------------------------------------------
Adjustments for
  change in estimate                                 (65)       225        92         8        260
Payments in 1999:
  Severance                                       (3,060)   (13,482)   (3,492)      (82)   (20,116)
  Contracts/leases                                     -       (399)      (16)     (175)      (590)
--------------------------------------------------------------------------------------------------
                                                  (3,060)   (13,881)   (3,508)     (257)   (20,706)
--------------------------------------------------------------------------------------------------
Balance
  November 27, 1999                                1,924      4,950       763     1,125      8,762
Adjustment for
  change in estimate                                (300)         -         -         -       (300)
Payments in 2000:
  Severance                                       (1,577)    (2,651)     (763)     (682)    (5,673)
  Contracts/leases                                     -     (1,136)        -      (443)    (1,579)
--------------------------------------------------------------------------------------------------
                                                  (1,577)    (3,787)     (763)   (1,125)    (7,252)
--------------------------------------------------------------------------------------------------
Balance
  December 2, 2000                               $    47   $  1,163   $     -   $     -   $  1,210
--------------------------------------------------------------------------------------------------

     Interest Expense: Interest expense of $23.8 million in 2000 was $3.0 million or 11.2% below 1999. Total debt at December 2, 2000 was $290.7 million as compared to $315.2 million at November 27, 1999.

     Gains from Sales of Assets: The Company actively sold non-productive assets in 2000 as evidenced by the gains of $4.1 million as compared to $0.4 million in 1999. Two facilities sold in North America accounted for more than half of the gains realized in 2000.

     Other Income/Expense, Net: Other income/ expense, net, was an expense of $5.9 million in 2000 as compared to an expense of $2.9 million in 1999. A significant factor in the expense increase in 2000 related to the portfolio of assets held for the Supplemental Executive Retirement Plan, or SERP. Until March of 2000, this portfolio was invested in a mutual fund based on the S&P 500 index. In 1999, the gains realized on this portfolio were $3.1 million. In March of 2000 the Company converted these assets into fixed income securities to avoid the unpredictable changes in the stock market. Through the time of conversion, the Company had realized income of $1.0 million and for the remainder of the year, realized another $0.6 million of income for a total year investment income of $1.6 million. Going forward, the Company expects to realize income of approximately $1.2 million on the portfolio in 2001.

     Income Taxes: The effective tax rate in 2000 was 37 percent as compared to
42.7 percent in 1999. Excluding the impact of nonrecurring charges, the 1999 rate was 39.6 percent. The reduced rate in 2000 was a direct result of the Company's tax planning initiatives. The negative impact to the 1999 rate from the nonrecurring charges was due to a portion of the charges being incurred in countries where no tax benefit was available.

     Net Income: Net income of $49.2 million in 2000 compared to $43.4 million in 1999. Excluding the effects of the nonrecurring charges/(credits) and also a charge related to an accounting change in 1999, the net income in 2000 was $49.0 million as compared to $56.8 million in 1999. The income per share, excluding the nonrecurring items and the impact of the accounting change, were $3.47 per diluted share in 2000 as compared to $4.06 per diluted share in 1999.

Business Segment Results

Note: Business segment operating income is defined as income before nonrecurring (charges)/credits, interest expense, gains from sales of assets and all other non-operating type items.

     North America Adhesives: Trade sales of $590.2 million were 1.3 percent above 1999. The increase was primarily due to volume as the selling price increase was only 0.1 percent. Increases in the nonwoven and graphic arts markets were offset by decreases in the window and automotive markets. Escalating raw material costs combined with the difficulty in raising selling prices resulted in a lower gross margin in 2000. Operating expenses were below the 1999 levels, however not enough to neutralize the gross margin erosion. The reduction in expenses was largely due to lower census and the decrease in U.S. pension costs in 2000 as compared to 1999. One factor that had a negative impact on operating expenses was a significant increase in bad debt expense due to bankruptcy filings by certain customers. The resulting operating income of $50.3 million was 16.5 percent below 1999.

     Europe Adhesives: Trade sales decreased 9.5 percent in 2000, driven by a negative currency impact of 11.6 percent. Volume increased 1.5 percent and selling prices increased 0.6 percent. The business environment in Europe was similar to North America in terms of raw material cost increases combined with the difficulty in raising selling prices. Operating income decreased $6.5 million or 40.6 percent in 2000. The decrease in operating income attributed to the weakness of the euro was approximately $3.0 million.

     Latin America Adhesives: Several factors contributed to the trade sales decrease of 5.0 percent in 2000 including, economic recession in Argentina, economic slowdowns in Central America and exiting certain product lines in 1999. The raw material increases were not as dramatic in Latin America as the gross margin percentage showed some improvement in 2000. Operating expenses were reduced by a $1.5 million settlement of a claim with a raw material supplier resulting in a lower operating loss in 2000 compared to 1999.

     Asia/Pacific Adhesives: The trade sales increase of 3.5 percent in 2000 resulted from volume increases of 5.6 percent offset by decreases due to pricing and currency of 1.3 percent and 0.8 percent, respectively. Operating income improved 84 percent from $1.4 million in 1999 to $2.5 million in 2000. Reduced operating expenses were the key factor in the improved results.

     Specialty Group: Trade sales of $352.3 million were 1.5 percent higher than 1999. Volume increased 1.9 percent while the effect of an acquisition, net of a divestiture, added another 0.9 percent, with pricing and negative currency effects of 0.8 percent and 0.5 percent, respectively. Linear Products, Inc. and TEC Specialty Products, Inc. had the strongest growth in 2000. The Specialty Group was not impacted as much as the adhesives businesses by fluctuations in petroleum-based raw materials. Therefore, the Specialty Group did not experience the same magnitude of raw material cost increases in 2000. The gross margin, however, was still slightly below last year and operating income decreased 9.6 percent to $41.3 million.

Results of Operations:

1999 Compared to 1998

     Net Sales: Net sales in 1999 of $1,364.5 million were $17.2 million or 1.3 percent over 1998. Volume increased 2.2 percent while selling prices decreased
1.3 percent. Acquisitions, net of divestitures, yielded an additional 0.5 percent and the variance due to currency fluctuations was a negative 0.1 percent. The Asia/Pacific Adhesives business had the strongest growth in 1999 with a sales increase of 20.0 percent. The 20.0 percent included a 12.7 percent volume increase along with an increase from acquisitions of 8.0 percent. The Specialty Group grew by 4.1 percent in 1999 driven by strong growth from Linear Products, Inc. and TEC Specialty Products, Inc. The North America Adhesives segment grew by 0.5 percent, including the negative 0.6 percent impact from the divestiture of the hot melt glue stick and gun business. Europe Adhesives sales were down 0.3 percent from 1998 as a positive 2.2 percent increase from acquisitions, net of a divestiture, was offset by a negative 2.3 percent from currency fluctuations.

     Gross Margin: The 1999 gross margin of 32.5 percent increased 1.2 percentage points over 1998. The improved margin was due to reduced raw material costs as well as manufacturing overhead reductions resulting from the Company's restructuring plan. An additional factor was the Company's focus on reducing sales in areas that did not meet the Company's profit objectives. The Europe Adhesives segment improved its gross margin over 2.0 percentage points from 1998 primarily due to savings related to the restructuring plan. Asia/Pacific Adhesives was able to leverage its 20 percent sales growth into a 2.5 percentage point improvement in gross margin. The North America Adhesives and Specialty Group segments improved their gross margins 1.0 and 0.8 percentage points, respectively. Only the Latin America Adhesives segment incurred erosion in their gross margin as unfavorable economic conditions, especially in Brazil and Argentina, had a negative impact on overall business.

     Selling, Administrative and Other Expenses: Selling, administrative and other expenses, excluding nonrecurring restructuring charges, decreased 1.2 percentage points to 23.6 percent of sales. In dollars, the reduction was $11.7 million or 3.5 percent. Cost control measures implemented throughout the Company as well as savings from the restructuring plan were the primary reasons for the lower expenses. The Latin America Adhesives segment realized expense reductions of $5.5 million, primarily due to the restructuring savings. Europe Adhesives and North America Adhesives also contributed to the overall 1999 expense reduction.

     Nonrecurring Charges/Restructuring: Nonrecurring charges associated with the Company's restructuring plan were $17.2 million ($12.7 million after tax) in 1999 and $26.7 million ($21.3 million after tax) in 1998. Census was reduced 600 employees, or 10 percent, in 1999 mainly due to the restructuring plan.

     Interest Expense: Interest expense in 1999 of $26.8 million was $0.2 million or 0.6 percent lower than 1998. Total Company debt at November 27, 1999 was $315.2 million as compared to $363.8 million at November 28, 1998, a decrease of 13.4 percent.

     Gains from Sales of Assets: Gains from sales of assets decreased from $3.2 million in 1998 to $0.4 million in 1999, excluding the sales of assets as part of the restructuring plan.

     Other Income/Expense, Net: Other income/ expense, net was expense of $2.9 million in 1999 as compared to expense of $4.7 million in 1998. The decrease of $1.8 million was primarily due to expenses of $2.5 million in 1998 related to the Company's transition to a new Chief Executive Officer. Foreign currency exchange losses were $2.9 million in 1999 as compared to $2.1 million in 1998.

     Income Taxes: Excluding the impact of nonrecurring charges, the 1999 effective tax rate was 39.6 percent as compared to 40.8 percent in 1998.

     Net Income: Net income for 1999 increased 171 percent to $43.4 million. Excluding the impact of nonrecurring restructuring charges and the charge associated with a 1999 accounting change, the net income for 1999 and 1998 were $56.8 million and $37.3 million, respectively. The net income per diluted share as reported was $3.10 in 1999 and $1.15 in 1998. Excluding the nonrecurring charges and the impact from the accounting change, the 1999 income per diluted share was $4.06 as compared to $2.69 in 1998. The 1999 charge related to an accounting change was $1.2 million ($0.7 million after tax). In the fourth quarter of 1999 the Company adopted early AICPA Statement of Position No. 98-5, "Reporting on the Costs of Start-up Activities," which requires the Company to expense as incurred all costs related to start-up and organizational activities.

Liquidity and Capital Resources

     Net cash provided from operating activities was $78.0 million in 2000 as compared to $113.7 million in 1999 and $52.0 million in 1998. The reduced cash flow in 2000 was largely due to changes in working capital. The cash flow associated with inventory increases was a negative $11.1 million while accrued expenses decreased $18.1 million. A reduction of the accrual for nonrecurring restructuring charges accounted for $7.6 million of the $18.1 million reduction in accrued expenses. Lower accruals for management bonuses also contributed to the negative impact from accrued expenses. Total working capital was $208.3 million at December 2, 2000 as compared to $174.2 at November 27, 1999. The current ratio of 1.9 at December 2, 2000 was comparable to 1.7 at November 27, 1999. Cash used for capital expenditures in 2000 was $49.0 million as compared to $56.3 million in 1999 and $62.3 million in 1998. Cash and cash equivalents were $10.5 million at December 2, 2000 and $5.8 million at November 27, 1999. Current cash levels, combined with the Company's unused lines of credit, are considered adequate to meet Company obligations over the next year.

     For management purposes, the Company measures working capital performance in terms of operating working capital, which is defined as current assets less cash, minus current liabilities less short-term debt. The operating working capital at December 2, 2000 was $238.1 million as compared to $219.9 million and $231.8 million at November 27, 1999 and November 28, 1998, respectively. The number of days sales in trade accounts receivable (net of allowance for doubtful accounts) was reduced from 62 days at November 27, 1999 to 55 days at December 2, 2000. Over the same period, the average days of inventory on hand dropped one day to 60 days.

     Due to the reduced long-term debt levels, the ratio of long-term debt to total capitalization showed significant improvement in 2000. The ratio at December 2, 2000 was 38.2 percent as compared to 41.2 percent at November 27, 1999 and 46.8 percent at November 28, 1998. At December 2, 2000 the Company had short-term and long-term lines of credit of $410.2 million of which $246.1 million was committed. The unused portion of these lines of credit was $337.0 million.

     The capital expenditures of $49.0 million were primarily for information systems projects and general improvements in manufacturing productivity and operating efficiency. The Company expects capital expenditures to approximate $50-$60 million in 2001.

Euro Currency Conversion

     On January 1, 1999, 11 of the 15 member countries of the European Union
(EU) established fixed conversion rates through the European Central Bank (ECB) between existing local currencies and the euro, the EU's new single currency. During a transition period from January 1, 1999, through June 30, 2002, the euro will replace the national currencies that exist in the participating countries.

     The transition to the euro creates a number of finance, accounting and information systems issues. These issues are being evaluated and addressed by the management of the Company.

     While the Company will continue to evaluate the impact of the euro introduction over time, based on currently available information and the nature of the exposures, the Company does not, at this time, believe that the transition to the euro will have a significant effect on the Company's consolidated results of operations, financial position or liquidity.

Impact of the Year 2000 Issue

     The Company did not experience any material disruptions in internal manufacturing processes, information processing or interfaces with major customers, or with processing orders and billing as a result of the Year 2000 Issue. As stated in the 1999 Annual Report, the Company incurred Year 2000 compliance costs of approximately $3.5 million over the three-year period ending November 27, 1999. No additional costs related to the Year 2000 Issue were incurred.

Safe Harbor Statement Under the Private Securities Litigation Act of 1995

     Certain statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties, including but not limited to the following:political and economic conditions; product demand and industry capacity; competitive products and pricing; manufacturing efficiencies; new product development; product mix; availability and price of raw materials and critical manufacturing equipment; new plant startups; accounts receivable collection; the Company's relationships with its major customers and suppliers; changes in tax laws and tariffs; patent rights that could provide significant advantage to a competitor; devaluations and other foreign exchange rate fluctuations (particularly with respect to the euro, the Japanese yen, the Australian dollar and the Brazilian real); the regulatory and trade environment; and other risks as indicated from time to time in the Company's filings with the Securities and Exchange Commission. All forward-looking information represents management's best judgment as of this date based on information currently available that in the future may prove to have been inaccurate. Additionally, the variety of products sold by the Company and the regions where the Company does business makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold, currency impact, changes in product mix and selling prices. However, management's best estimates of these changes as well as changes in other factors have been included. References to volume changes includes volume and product mix changes, combined.

CONSOLIDATED STATEMENTS OF INCOME
H.B. Fuller Company and Subsidiaries
(In thousands, except per share amounts)


                                                                          Fiscal Year Ended
                                                       ----------------------------------------------------
                                                       December 2,         November 27,        November 28,
                                                              2000                 1999                1998
-----------------------------------------------------------------------------------------------------------
Net sales                                               $1,352,562          $1,364,458          $1,347,241
Cost of sales                                             (939,351)           (921,336)           (925,370)
-----------------------------------------------------------------------------------------------------------
  Gross profit                                             413,211             443,122             421,871
Selling, administrative and other expenses                (311,010)           (322,171)           (333,912)
Nonrecurring (charges) credits                                 300             (17,204)            (26,747)
Interest expense                                           (23,814)            (26,823)            (26,989)
Gains from sales of assets                                   4,131                 366               3,237
Other income (expense), net                                 (5,913)             (2,864)             (4,674)
-----------------------------------------------------------------------------------------------------------
Income before income taxes, minority
 interests and accounting change                            76,905              74,426              32,786
Income taxes                                               (28,455)            (31,807)            (18,826)
Minority interests in consolidated income                   (1,826)             (1,033)               (117)
Income from equity investments                               2,539               2,525               2,147
-----------------------------------------------------------------------------------------------------------
Income before cumulative effect
 of accounting change                                       49,163              44,111              15,990
Cumulative effect of accounting change                           -                (741)                  -
-----------------------------------------------------------------------------------------------------------
Net income                                              $   49,163          $   43,370          $   15,990
-----------------------------------------------------------------------------------------------------------

Basic income (loss) per common share:
 Income before accounting change                        $     3.53          $     3.19          $     1.16
 Accounting change                                               -               (0.05)                  -
-----------------------------------------------------------------------------------------------------------
Net income                                              $     3.53          $     3.14          $     1.16
-----------------------------------------------------------------------------------------------------------

Diluted income (loss) per common share:
 Income before accounting change                        $     3.48          $     3.15          $     1.15
 Accounting change                                               -               (0.05)                  -
-----------------------------------------------------------------------------------------------------------
Net income                                              $     3.48          $     3.10          $     1.15
-----------------------------------------------------------------------------------------------------------

Weighted-average common shares outstanding:
 Basic                                                      13,914              13,808              13,721
 Diluted                                                    14,103              13,978              13,844
-----------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
H.B. Fuller Company and Subsidiaries
(In thousands)

                                                                 December 2,   November 27,
                                                                        2000           1999
-------------------------------------------------------------------------------------------
Assets
Current Assets:
 Cash and cash equivalents                                        $   10,489     $    5,821
 Trade receivables, net                                              220,796        244,655
 Inventories                                                         153,785        148,589
 Other current assets                                                 49,994         41,078
-------------------------------------------------------------------------------------------
Total current assets                                                 435,064        440,143
Net property, plant and equipment                                    394,689        412,524
Deposits and miscellaneous assets                                     88,903         74,288
Excess of cost over net assets acquired, net                          66,503         70,351
Other intangibles, net                                                25,202         28,309
-------------------------------------------------------------------------------------------
Total assets                                                      $1,010,361     $1,025,615
-------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current Liabilities:
 Notes payable                                                    $   34,543     $   40,149
 Current installments of long-term debt                                5,718         11,332
 Trade payables                                                      126,713        132,273
 Accrued payroll and employee benefits                                28,918         37,573
 Other accrued expenses                                               24,597         31,096
 Accrued nonrecurring charges                                          1,210          8,762
 Income taxes payable                                                  5,026          4,735
-------------------------------------------------------------------------------------------
Total current liabilities                                            226,725        265,920
Long-term debt, excluding current installments                       250,464        263,714
Accrued pensions                                                      71,927         78,286
Other liabilities                                                     37,452         23,801
Minority interests in consolidated subsidiaries                       19,083         17,514

Commitments and contingencies

Stockholders' Equity:
 Series A preferred stock                                                306            306
 Common stock                                                         14,116         14,040
 Additional paid-in capital                                           36,707         34,071
 Retained earnings                                                   377,846        341,356
 Accumulated other comprehensive income (loss)                       (20,088)        (7,522)
 Unearned compensation - restricted stock                             (4,177)        (5,871)
-------------------------------------------------------------------------------------------
Total stockholders' equity                                           404,710        376,380
-------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                        $1,010,361     $1,025,615
===========================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
H.B. Fuller Company and Subsidiaries
(In thousands)

Fiscal Years 2000, 1999 and 1998

                                                                                        Accumulated
                                                                                           Other          Unearned
                                                                                          Compre-         Compen-         Total
                                                           Additional                      hensive         sation-        Compre-
                                   Preferred  Common        Paid-in        Retained        Income         Restricted      hensive
                                     Stock     Stock        Capital        Earnings        (Loss)           Stock         Income
----------------------------------------------------------------------------------------------------------------------------------
Balance November 29, 1997             $306     $13,841         $25,035      $304,974         $    341         $(5,383)
Net income                               -           -               -        15,990                -               -     $ 15,990
Foreign currency
 translation adjustment                  -           -               -             -           (5,770)              -       (5,770)
Less: foreign currency
 translation adjustment included
 in net income                           -           -               -             -              123               -          123
Minimum pension liability                -           -               -             -             (691)              -         (691)
                                                                                                                          --------
Total comprehensive income                                                                                                $  9,652
                                                                                                                          ========
Dividends                                -           -               -       (10,947)               -               -
Retirement of common stock               -          (1)             (3)          (51)               -               -
Stock compensation plans, net            -         143           6,108             -                -          (2,611)
--------------------------------------------------------------------------------------------------------------------------
Balance November 28, 1998              306      13,983          31,140       309,966           (5,997)         (7,994)
Net income                               -           -               -        43,370                -               -     $ 43,370
Foreign currency
 translation adjustment                  -           -               -             -           (1,684)              -       (1,684)
Less: foreign currency
 translation adjustment included
 in net income                           -           -               -             -              136               -          136
Minimum pension liability                -           -               -             -               23               -           23
                                                                                                                          --------
Total comprehensive income                                                                                                $ 41,845
                                                                                                                          ========
Dividends                                -           -               -       (11,440)               -               -
Retirement of common stock               -          (9)            (22)         (540)               -               -
Stock compensation plans, net            -          66           2,953             -                -           2,123
--------------------------------------------------------------------------------------------------------------------------
Balance November 27, 1999              306      14,040          34,071       341,356           (7,522)         (5,871)
Net income                               -           -               -        49,163                -               -     $ 49,163
Foreign currency
 translation adjustment                  -           -               -             -          (12,034)              -      (12,034)
Minimum pension liability                -           -               -             -             (532)              -         (532)
                                                                                                                          --------
Total comprehensive income                                                                                                $ 36,597
                                                                                                                          ========
Dividends                                -           -               -       (11,786)               -               -
Retirement of common stock               -         (21)            (53)         (887)               -               -
Stock compensation plans, net            -          97           2,689             -                -           1,694
--------------------------------------------------------------------------------------------------------------------------
Balance December 2, 2000              $306     $14,116         $36,707      $377,846         $(20,088)        $(4,177)
==========================================================================================================================

See accompanying notes to consolidated financial statements.

                                                                                    Fiscal Year Ended
                                                                     ---------------------------------------------
                                                                     December 2,    November 27,    November 28,
                                                                        2000            1999           1998
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                            $ 49,163        $ 43,370      $  15,990
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization                                         52,165          50,776         49,541
  Pension costs                                                          1,274           5,128          6,900
  Nonrecurring charges (credits)                                          (300)            660         16,043
  Gain on sale of assets/businesses in the restructuring plan                -          (5,757)        (8,981)
  Gain on sale of assets                                                (4,131)           (366)        (3,237)
  Other items                                                            2,421           4,972         (6,483)
  Change in current assets and liabilities
   (net of effects of acquisitions/divestitures):
   Accounts receivable                                                   2,397         (10,949)       (27,120)
   Inventory                                                           (11,142)          9,426         (4,473)
   Other current assets                                                 (2,679)          1,739            (79)
   Accounts payable                                                      3,794           6,145            646
   Accrued nonrecurring charges                                         (7,552)         (4,453)        13,215
   Accrued expenses                                                    (10,506)          2,443         (2,780)
   Income taxes payable                                                  3,070          10,570          2,790
-------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                             77,974         113,704         51,972
Cash flows from investing activities:
 Purchased property, plant and equipment                               (49,044)        (56,253)       (62,327)
 Proceeds from sale of assets                                           15,694          10,916          9,019
 Purchased businesses, net of cash acquired                             (5,388)         (4,483)       (92,439)
-------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                               (38,738)        (49,820)      (145,747)
Cash flows from financing activities:
 Proceeds from long-term debt                                           69,690          41,207        255,138
 Repayment of long-term debt                                           (84,876)        (79,949)      (161,636)
 Proceeds (payments) from/on notes payable                               3,668          (4,477)        18,461
 Dividends paid                                                        (11,786)        (11,440)       (10,947)
 Contributions to fund pension and other employee benefit  plans        (5,582)         (4,411)        (3,720)
 Other                                                                  (5,318)         (3,609)        (1,815)
-------------------------------------------------------------------------------------------------------------
   Net cash (used in) provided by financing activities                 (34,204)        (62,679)        95,481
Effect of exchange rate changes                                           (364)             11            189
-------------------------------------------------------------------------------------------------------------
   Net change in cash and cash equivalents                               4,668           1,216          1,895
Cash and cash equivalents at beginning of year                           5,821           4,605          2,710
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $ 10,489        $  5,821      $   4,605
=============================================================================================================
Supplemental disclosure of cash flow information:
 Cash paid for interest                                               $ 28,198        $ 28,962      $  24,277
 Cash paid for income taxes                                           $ 16,569        $ 11,194      $  15,224

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.B. Fuller Company and Subsidiaries
(Dollars in thousands, except per share amounts)

1/Summary of Significant Accounting Policies

     The following information is presented to explain the significant accounting policies used to prepare H.B. Fuller Company's Consolidated Financial Statements.

     Nature of Operations: H.B. Fuller Company ("The Company") operates as one of the world's leading manufacturers and marketers of adhesives, sealants, coatings, paints and other specialty chemical products. The Company has manufacturing operations in 23 countries in North America, Europe, Latin America and the Asia/Pacific region. The Company's products, in thousands of formulations, are sold to customers in a wide range of industries, including packaging, woodworking, automotive, aerospace, graphic arts (books/magazines), appliances, filtration, windows, sporting goods, nonwovens, shoes and ceramic tile. The Company generally markets its products through a direct sales force, with independent distributors used in some markets.

     Principles of Consolidation: The Consolidated Financial Statements include the accounts of the Company and all subsidiaries. The Company's fiscal year ends on the Saturday closest to November 30th. The fiscal year ended December 2, 2000 represents a 53-week year and the two fiscal years ended November 27, 1999 and November 28, 1998 represent 52-week years, respectively. All significant inter-company amounts have been eliminated in consolidation. Certain prior years' amounts have been reclassified to conform to the 2000 presentation.

     Use of Estimates: Accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Revenue Recognition: The Company's general practice is to recognize revenues from product sales when shipped. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the Company is notified the inventory has been used by the customer. The Company records estimated discounts and rebates in the same period revenue is recognized based on historical experience.

     Sales to distributors are recognized upon shipment providing that there is evidence of the arrangement through a distribution agreement or purchase order, and the Company has no remaining performance obligations, the price and terms of the sale are fixed and collection is probable. As a normal practice, distributors do not have a right of return.

     Foreign Currency Translation: The financial statements of non-U.S. operations are translated into U.S. dollars for inclusion in the Consolidated Financial Statements.

     Translation gains or losses resulting from the process of translating foreign currency financial statements are recorded as a component of accumulated other comprehensive income in stockholders' equity for businesses not considered to be operating in highly inflationary economies. Translation effect of subsidiaries operating in highly inflationary economies and non-U.S. subsidiaries using the U.S. dollar as the functional currency are included in determining net income.

     Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Capitalized Interest Costs: Interest costs associated with major construction of property and equipment are capitalized. Capitalized interest costs were $482, $441, and $822 in 2000, 1999 and 1998, respectively.

     Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies. The liabilities for environmental costs at December 2, 2000 and November 27, 1999 were $1,161 and $4,004, respectively. For further information on environmental matters, see Item 3 of the Company's 2000 Annual Report on Form 10-K405.

     Postemployment Benefits: The Company provides postemployment benefits to inactive and former employees, employees' beneficiaries and covered dependents after employment, but prior to retirement. The cost of providing these benefits is accrued during the years the employee renders the necessary service.

     Purchase of Company Common Stock: Under the Minnesota Business Corporation Act, repurchased stock is included in the authorized shares of the Company, but is not included in shares outstanding. The excess of the repurchase cost over par value is charged to Additional Paid-In Capital to the extent recorded on the original issuance of the stock with any excess charged as a reduction of retained earnings. During 1997 the Board of Directors authorized a stock repurchase program under which up to 100,000 shares of H.B. Fuller Company common stock could be repurchased by the Company in each of the next three years. The shares of common stock repurchased would be available for compensation plans of the Company. The Company repurchased 21,229, 9,438 and 1,333 shares of common stock in 2000, 1999 and 1998, respectively.

     New Accounting Standards: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes standards for recognition and measurement of deriva-tives and hedging activities. The Company implemented this statement in the first quarter of fiscal year 2001 as required.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), which summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is in the process of analyzing the requirements of SAB 101, as amended, and is required to comply by no later than the fourth quarter of fiscal year 2001.

     The impact of adopting these accounting standards is not expected to have a material effect on the Company's financial position or results of operations.

     The FASB Emerging Issues Task Force (EITF) consensus No. 00-10, "Accounting for Shipping and Handling Fees and Costs", is effective for the Company beginning in fiscal year 2001. Under its provisions the EITF requires proceeds from shipping charges to customers to be included as revenue. The Company currently includes shipping charges to customers and the costs related thereto as an element of selling, administrative and other expenses. Beginning in fiscal year 2001, the Company will classify revenues from shipping charges to customers and the costs related thereto as revenue and costs of sales, respectively. Shipping revenue and costs for fiscal year 2000 approximated $10,000 and $43,900, respectively.

2/Income Per Common Share

     Basic income per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution from the Company's stock-based compensation plans. The difference between basic and diluted income per share data as presented is due to the dilutive impact from the Company's stock-based compensation plans. Net income used in the calculations of income per share is reduced by the dividends paid to the preferred stockholder.

     A reconciliation of the net income and share components for the basic and diluted income per share calculations is as follows:

                                    2000     1999      1998
--------------------------------------------------------------
Net income                       $49,163   $43,370   $15,990
Dividends on preferred shares        (15)      (15)      (15)
--------------------------------------------------------------
Income attributable to
 common shares                   $49,148   $43,355   $15,975
--------------------------------------------------------------
(in thousands)
Weighted-average
 common shares - basic            13,914    13,808    13,721
Equivalent shares from stock
 compensation plans                  189       170       123
--------------------------------------------------------------
Weighted-average
 common shares - diluted          14,103    13,978    13,844
--------------------------------------------------------------

     The computations of diluted income per common share do not include 43,767 and 413 stock options with exercise prices greater than the average market price of the common shares for fiscal years 2000 and 1999, respectively, as the results would have been anti-dilutive.

3/Foreign Currency Gains/(Losses)

     Foreign currency gains/(losses), which were included in income before income taxes, minority interests, and cumulative effect of accounting change were as follows:

                            2000        1999        1998
----------------------------------------------------------
Currency translation
 gains, net              $   182     $ 4,999     $   837

Flow-through
 effect of inventory
 valuation, net             (611)       (226)     (2,370)
----------------------------------------------------------
                            (429)      4,773      (1,533)
Currency exchange
 losses, net              (2,660)     (7,855)     (2,961)
----------------------------------------------------------
Total                    $(3,089)    $(3,082)    $(4,494)
==========================================================

     The net loss from the flow-through effects of inventory valuation results from differences between translation of cost of sales at historic rates versus average exchange rates. The Company's Latin American operations, whenever possible, raise local selling prices on their products to offset this loss. The result of these efforts to keep pace with inflation appears in the sales revenue of each operation.

4/Nonrecurring Charges/Restructuring

     In the third quarter of 1998 the Company's Board of Directors approved, and the Company announced, a restructuring plan to streamline the organizational structure worldwide. Over the last two quarters of 1998 and throughout 1999, two businesses were sold, several manufacturing facilities were closed or considerably scaled back, sales offices and warehouses were consolidated and layers of management were reduced. Since the plan was announced, the Company has incurred $43.7 million (before tax) of net charges to the income statement with a credit of $0.3 million recorded in 2000 and charges of $17.2 million and $26.7 million in 1999 and 1998, respectively.

     The following tables show details of the nonrecurring charges/(credits) for each year by geographic area:

                        North               Latin    Asia/
Year 2000:             America    Europe   America  Pacific    Total
---------------------------------------------------------------------
Adjustment for
 change in estimate    $  (300)        -         -        -   $  (300)
---------------------------------------------------------------------
Total                  $  (300)        -         -        -   $  (300)
=====================================================================

                        North               Latin    Asia/
Year 1999:             America   Europe    America  Pacific    Total
---------------------------------------------------------------------
Severance
 (net of pension
 curtailment)          $ 1,943   $ 8,372    $1,114  $   676   $12,105
Contracts/leases             -     1,660        16      618     2,294
---------------------------------------------------------------------
Total restructuring      1,943    10,032     1,130    1,294    14,399
Impairment of
 property, plant
 and equipment              66     2,228       188       32     2,514
Consulting                 243       685       192       15     1,135
Integration and
 relocation costs/1/     2,052     1,104     1,465      292     4,913
Less: Gain on the
 sale of assets         (1,811)   (1,497)        -   (2,449)   (5,757)
---------------------------------------------------------------------
Total                  $ 2,493   $12,552    $2,975  $  (816)  $17,204
=====================================================================


                        North               Latin     Asia/
Year 1998:             America    Europe   America   Pacific    Total
---------------------------------------------------------------------
Severance
 (net of pension
 curtailment)          $ 3,945   $ 8,526    $3,704  $   278   $16,453
Contracts/leases           526       266         -       53       845
---------------------------------------------------------------------
Total restructuring      4,471     8,792     3,704      331    17,298
Impairment of
 property, plant
 and equipment           9,481     4,063     3,564        -    17,108
Consulting                 121       764        12        2       899
Integration and
 relocation costs/1/       193         -       126      104       423
Less: Gain on the
 sale of businesses     (1,387)   (7,594)        -        -    (8,981)
---------------------------------------------------------------------
Total                  $12,879   $ 6,025    $7,406  $   437   $26,747
=====================================================================

/1/. Integration and relocation costs consisted primarily of costs related to the shutdown of facilities, relocation of employees and other related one-time costs to carry out the restructuring/reorganization activities. Such costs were expensed as incurred.

          The 2000 credit of $0.3 million was due to a change in estimate of the severance payments in North America.

          The 1999 charges, prior to the gain on sale of assets of $5.8 million, included $22.3 million of costs requiring cash outlays, $2.5 million of non-cash costs and a pension curtailment benefit of $1.9 million. In 1998, the charges before accounting for the gain on the sale of businesses of $9.0 million included $19.7 million of costs requiring cash outlays, $17.1 million of non-cash charges and a pension curtailment benefit of $1.1 million. Total costs requiring cash outlays since inception of the plan, were $41.7 million.

          Employee census reductions resulting from the restructuring plan were 90 in 2000, 588 in 1999 and 142 in 1998 for a total of 820. Annual cost savings as a result of the plan are expected to exceed $30 million (before tax) upon full realization of the benefits of the enacted plan. No additional charges related to the original restructuring/reorganization plan were incurred in 2000.

          In 1999, the North American charges related primarily to a plant shutdown, and severance associated with closing sales offices and warehouses. These costs were partially offset by the gain on the sale of assets. In 1998, the charges related to an announced manufacturing plant closing, reduced layers of management and the impairment recognized on property, plant and equipment. These costs were partially offset by a gain on the sale of the hot melt glue stick and gun business.

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

          Latin American charges in 1999 were mainly for the integration costs associated with the closing of four of the five facilities that were announced in 1998. In 1999, the Company decided to leave one of the five facilities in operation due to a change in local import restrictions and related costs. Severance costs provided in 1998 for this operation were reversed in 1999. Severance related to the closing of three sales offices is included in the 1999 charges. Latin American charges in 1998 related primarily to the severance and impairment of property, plant and equipment associated with the announced closing of the manufacturing plants mentioned above. Also included in the 1998 cost was severance related to reducing layers of management.

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

          The following table is a detailed reconciliation of the restructuring reserve balance from November 29, 1997 to December 2, 2000:

Nonrecurring charge reserve:
                                    North                Latin     Asia/
                                   America    Europe    America   Pacific     Total
--------------------------------------------------------------------------------------
Balance
 November 29, 1997                 $     -   $      -   $     -   $     -   $      -
Provisions in 1998:
 Severance                           4,749      8,726     3,765       278     17,518
 Contracts/leases                      526        266         -        53        845
--------------------------------------------------------------------------------------
                                     5,275      8,992     3,765       331     18,363
Payments in 1998:
 Severance                          (2,757)      (998)     (624)     (190)    (4,569)
 Contracts/leases                     (526)         -         -       (53)      (579)
--------------------------------------------------------------------------------------
                                    (3,283)      (998)     (624)     (243)    (5,148)
--------------------------------------------------------------------------------------
Balance
 November 28, 1998                   1,992      7,994     3,141        88     13,215
Provisions in 1999:
 Severance                           3,057      8,952     1,022       668     13,699
 Contracts/leases                        -      1,660        16       618      2,294
--------------------------------------------------------------------------------------
                                     3,057     10,612     1,038     1,286     15,993
--------------------------------------------------------------------------------------
Adjustments for
 change in estimate                    (65)       225        92         8        260
Payments in 1999:
 Severance                          (3,060)   (13,482)   (3,492)      (82)   (20,116)
 Contracts/leases                        -       (399)      (16)     (175)      (590)
--------------------------------------------------------------------------------------
                                    (3,060)   (13,881)   (3,508)     (257)   (20,706)
--------------------------------------------------------------------------------------
Balance
 November 27, 1999                   1,924      4,950       763     1,125      8,762
Adjustment for
 change in estimate                   (300)         -         -         -       (300)
Payments in 2000:
 Severance                          (1,577)    (2,651)     (763)     (682)    (5,673)
 Contracts/leases                        -     (1,136)        -      (443)    (1,579)
--------------------------------------------------------------------------------------
                                    (1,577)    (3,787)     (763)   (1,125)    (7,252)
--------------------------------------------------------------------------------------
Balance
 December 2, 2000                  $    47   $  1,163   $     -   $     -   $  1,210
--------------------------------------------------------------------------------------

5/Acquisitions and Divestitures

     In 2000 the Company purchased certain assets of a business in its Specialty Group business segment for $5,388. In 1999 the Company purchased a business for $4,483. In 1998 the Company purchased a business and certain assets of two businesses for $92,439 in Europe. The acquisitions were accounted for as purchases and the accompanying Consolidated Financial Statements include the results of these businesses since the purchase date.

     The fair values of assets and liabilities acquired at the dates of their respective acquisition are shown below as supplemental disclosure for cash flow purposes.

                          2000        1999           1998
------------------------------------------------------------
Cash                    $    -      $    -       $    412
Receivables                  -       1,329         15,848
Inventories              1,020         828          6,971
Other current assets         -           -            829
Property, plant and
 equipment                  34         780         20,249
Other intangibles            -           -         21,728
Excess cost              5,056       1,629         43,754
Current liabilities       (722)        (83)       (17,352)
------------------------------------------------------------
Net assets acquired     $5,388      $4,483       $ 92,439
------------------------------------------------------------

     The Company sold its liquid paint business in Ecuador for $3,465 cash in 2000. The Company sold its hot melt glue stick and gun business in North America, its wax business in Europe, and its powder coatings operations in New Zealand for $18,000 cash in 1998. The 1998 sales of the hot melt glue stick and gun business and the wax business, with gains of $8,981, are included in nonrecurring charges as an offset to these costs described in Note 4, as these divestitures related directly to the restructuring plan. The historical results of operations on a pro forma basis are not presented as the effects of the acquisitions and divestitures were not material.

     In addition, gains on the sale of assets not directly related to the restructuring plan, resulted in before tax gains of $4,131, $366 and $3,237, in 2000, 1999 and 1998, respectively.

6/Research and Development Expenses

     Research and development expenses charged against income were $18,386, $21,340 and $22,255 in 2000, 1999 and 1998, respectively. These costs are included as a component of selling, administrative and other expenses.

7/Accounting Change

     In the fourth quarter of 1999 the Company adopted early an accounting principle which impacted income by $1.2 million pretax ($0.7 million after tax) or $0.05 per share. The AICPA Statement of Position No. 98-5, "Reporting on the Costs of Start-up Activities" issued April 3, 1998, requires the Company to expense as incurred all costs related to start-up activities and organizational costs.

8/Allowance for Doubtful Receivables

                                           2000      1999      1998
-------------------------------------------------------------------
Balance at beginning of year            $ 4,871   $ 5,073   $ 5,879
Additions (deductions):
  Charged to expenses                     6,764     3,034     2,232
  Writeoffs                              (4,495)   (2,984)   (2,836)
  Divested businesses                       (68)        -      (154)
  Effect of currency exchange
    rate change                            (159)     (252)      (48)
-------------------------------------------------------------------
Balance at end of year                  $ 6,913   $ 4,871   $ 5,073
-------------------------------------------------------------------


9/Inventories

     Inventories in the United States, representing approximately 40% of consolidated inventories, are recorded at cost (not in excess of market value) as determined primarily by the last-in, first-out method (LIFO). Inventories of non-U.S. operations are valued at the lower of cost (mainly average cost) or market. Inventories at year-end are summarized as follows:

                                                       2000        1999
-----------------------------------------------------------------------
Raw materials                                     $  59,986   $  63,392
Finished goods                                      104,836      94,579
LIFO reserve                                        (11,037)     (9,382)
-----------------------------------------------------------------------
Total                                             $ 153,785   $ 148,589
-----------------------------------------------------------------------

10/Property, Plant and Equipment

                                    Depreciable
                                          Lives
Major Classes                         (in years)       2000        1999
-----------------------------------------------------------------------
Land                                              $  48,297   $  55,348
Buildings and
  improvements                            20-40     218,053     227,073
Machinery and
  equipment                                5-15     459,142     442,458
Construction in
  progress                                           31,750      42,424
-----------------------------------------------------------------------
 Total, at cost                                     757,242     767,303
Accumulated
  depreciation                                     (362,553)   (354,779)
-----------------------------------------------------------------------
Net property, plant
  and equipment                                   $ 394,689   $ 412,524
-----------------------------------------------------------------------

     Depreciation is generally computed on a straight-line basis over the useful lives of the assets, including assets acquired by capital leases. Depreciation expense on property, plant and equipment was $44,371, $43,079 and $42,317 in 2000, 1999 and 1998, respectively.

11/Intangibles

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

                                2000       1999
-----------------------------------------------
Excess Cost:
Gross Cost                  $ 82,483     83,343
Accumulated Amortization     (15,980)   (12,992)
-----------------------------------------------
Net                           66,503     70,351
-----------------------------------------------
Other Intangibles:
Gross Cost                    44,883     46,564
Accumulated Amortization     (19,681)   (18,255)
-----------------------------------------------
Net                         $ 25,202   $ 28,309
-----------------------------------------------

12/Income Taxes

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

     Income before income taxes, minority interests and cumulative effect of accounting change for each year was as follows:


                                         2000          1999          1998
----------------------------------------------------------------------------
United States (U.S.)                      $48,294      $55,943       $29,549
Outside U.S.                               28,611       18,483         3,237
----------------------------------------------------------------------------
Total                                     $76,905      $74,426       $32,786
----------------------------------------------------------------------------

     The components of the provision for income taxes excluding the cumulative effect of an accounting change were:

                                         2000      1999     1998
------------------------------------------------------------------
Current:
  U.S. federal                          $ 2,524   $12,392  $ 5,971
  State                                   1,143     1,269    1,198
  Outside U.S.                           13,514    12,236   10,201
------------------------------------------------------------------
                                         17,181    25,897   17,370
------------------------------------------------------------------
Deferred:
  U.S. federal                           10,720     5,171    1,179
  State                                     620         -      (74)
  Outside U.S.                              (66)      739      351
------------------------------------------------------------------
                                         11,274     5,910    1,456
------------------------------------------------------------------
Total                                   $28,455   $31,807  $18,826
------------------------------------------------------------------

     The difference between the statutory U.S. federal income tax rate and the Company's effective income tax rate is explained below:


                                   2000   1999   1998
---------------------------------------------------------
Statutory U.S. federal
  income tax rate                  35.0%    35.0%  35.0%
State income taxes                  2.3      1.0    2.4
U.S. federal income taxes on
  dividends received from
  non-U.S. subsidiaries, before
  foreign tax credits               4.3      6.9    6.8
Foreign tax credits                (6.6)    (3.2)  (1.9)
Non-U.S. taxes                      3.8      6.3   23.9
Other tax credits                  (2.1)    (2.3)  (6.8)
Other                               0.3     (1.0)  (2.0)
-------------------------------------------------------
Total                              37.0%    42.7%  57.4%
-------------------------------------------------------

     The effective tax rate in 1999 and 1998 was impacted by costs related to the Company's restructuring plan. Some of these restructuring costs did not provide a tax benefit in certain foreign countries resulting in an increase in the effective tax rate associated with non-U.S. taxes.

     Deferred income tax balances at each year-end were related to:

                                                  2000       1999
-------------------------------------------------------------------
Depreciation                                    $(25,646)  $(22,717)
Pension                                           12,565     17,431
Deferred compensation                              5,568      5,582
Postretirement medical benefits                    2,330      5,133
Tax loss carryforwards                            17,307     19,138
Nonrecurring charges                                 194      1,103
Inventory                                            467        750
Provisions for expenses                          (10,277)   (10,964)
Currency gains/losses                               (320)     1,011
Other                                              5,789      3,564
-------------------------------------------------------------------
                                                   7,977     20,031
Valuation allowance                              (12,406)   (14,990)
-------------------------------------------------------------------
Net deferred tax (liabilities) assets           $ (4,429)  $  5,041
-------------------------------------------------------------------

     Net deferred taxes are presented on the consolidated balance sheet as follows:

                                                    2000       1999
-------------------------------------------------------------------
Deferred tax assets:
  Current                                       $ 15,945   $ 12,698
  Non-current                                      2,884      3,070
Deferred tax liabilities:
  Current                                              -     (1,118)
  Non-current                                    (23,258)    (9,609)
-------------------------------------------------------------------
Net deferred tax (liabilities) assets           $ (4,429)  $  5,041
-------------------------------------------------------------------

     Valuation allowances relate to foreign tax credit carry overs, tax loss carryforwards and other net deductible temporary differences in non-U.S. operations where the future potential benefits do not meet the more likely than not realization test.

     U.S. income taxes have not been provided on approximately $68,265 of undistributed earnings of non-U.S. subsidiaries. The Company plans to reinvest these undistributed earnings. If any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings plus any available foreign tax credit carry overs. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable.

     While non-U.S. operations of the Company, excluding the nonrecurring charges, have been profitable overall, cumulative tax losses of $47,109 are carried as net operating losses in 17 different countries. These losses can be carried forward to offset income tax liability on future income in those countries. Cumulative losses of $35,652 can be carried forward indefinitely, while the remaining $11,457 must be used during the 2001-2006 period.

13/Notes Payable

          The primary component of notes payable relates to the Company's short-term lines of credit with banks. This component totals $34,543. The amount of unused available borrowings under these lines at December 2, 2000 was $136,360.

          The weighted-average interest rates on short-term borrowings were 8.8%, 8.1% and 9.0% in 2000, 1999 and 1998, respectively.

          Fair values of short-term financial instruments approximate their carrying values due to their short maturity.

14/Long-Term Debt

          Long-term debt, including obligations under capital leases, is summarized as follows:

                                 Weighted-
                                  Average
                                 Interest
                                   Rate      Maturity      2000       1999
----------------------------------------------------------------------------
U.S. dollar obligations:
 Notes (a)                                               $  6,365   $  2,965
 Senior notes                      7.27%     2001-2012    190,000    190,000
 Industrial and
   commercial
   development
   bonds                           5.60%     2004-2016      7,100      7,100
 Various other
   obligations                     7.35%     2004-2006      4,795      6,250
----------------------------------------------------------------------------
                                                          208,260    206,315
----------------------------------------------------------------------------
Foreign currency obligations:
 Deutsche
   mark note (a)                                                -      3,115
 Pound
   sterling
   notes (a)                                               31,746     45,820
 Japanese
   yen note (a)                                             7,685      2,020
 Italian lira                                                   -      4,373
 Japanese yen                      0.52%     2001-2005      6,536     10,277
 Various other
   obligations                     5.12%     2000-2001        927      1,771
----------------------------------------------------------------------------
                                                           46,894     67,376
Capital lease obligations                    2001-2005      1,028      1,355
----------------------------------------------------------------------------
 Total long-term debt                                     256,182    275,046
 Less: current installments                                (5,718)   (11,332)
----------------------------------------------------------------------------
 Total                                                   $250,464   $263,714
----------------------------------------------------------------------------

(a) The Company has revolving credit agreements with a group of major banks which provide committed long-term lines of credit of $80,000 through December 20, 2006, $45,000 through December 20, 2005, and $28,000 through December 20, 2004. At the Company's option, interest is payable at the London Interbank Offered Rate plus 0.175%-0.375%, adjusted quarterly based on the Company's capitalization ratio, or a bid rate. A facility fee of 0.075%-0.175% is payable quarterly.

          The most restrictive debt agreements place limitations on secured and unsecured borrowings, operating leases, and contain minimum interest coverage, current assets and net worth requirements. In addition, the Company cannot be a member of any "consolidated group" for income tax purposes other than with its subsidiaries. At December 2, 2000 the Company exceeded minimum requirements for all financial covenants.

          Aggregate maturities of long-term debt, including obligations under capital leases, amount to $5,719, $41,488, $1,198, $872 and $27,373 during the five fiscal years 2001 through 2005, respectively.

          The estimated fair value of long-term debt was $249,052 and $263,900 for December 2, 2000 and November 27, 1999, respectively.

          The fair value of long-term debt is based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

15/Lease Commitments

     Assets under capital leases are summarized as follows:

                                               2000      1999
--------------------------------------------------------------
Land                                        $ 1,146   $ 1,324
Buildings and improvements                    4,758     5,052
Machinery and equipment                         632       237
--------------------------------------------------------------
                                              6,536     6,613
Accumulated depreciation                     (3,729)   (3,881)
--------------------------------------------------------------
Net assets under capital leases             $ 2,807   $ 2,732
--------------------------------------------------------------

     The following are the minimum lease payments that will have to be made in each of the years indicated based on capital and operating leases in effect as of December 2, 2000:

                                            Capital  Operating
--------------------------------------------------------------
Fiscal year:
  2001                                      $   769   $10,872
  2002                                          294     7,939
  2003                                           87     7,148
  2004                                            -     3,345
  2005                                            -     2,438
  Later years                                     -       553
--------------------------------------------------------------
Total minimum
  lease payments                            $ 1,150   $32,295
                                                      -------
Amount representing interest                   (122)
---------------------------------------------------
Present value of minimum
  lease payments                            $ 1,028
---------------------------------------------------

     Rental expense for all operating leases charged against income amounted to $15,648, $13,541 and $14,818 in 2000, 1999 and 1998, respectively.

16/Contingencies

     Legal: The Company and its subsidiaries are parties to various lawsuits and governmental proceedings. For further information on certain legal proceedings, see Item 3 of the Company's 2000 Annual Report on Form 10-K405. In particular, the Company is currently deemed a potentially responsible party (PRP) or defendant, generally in conjunction with numerous other parties, in a number of government enforcement and private actions associated with hazardous waste sites. As a PRP or defendant, the Company may be required to pay a share of the costs of investigation and cleanup of these sites. In some cases the Company may have rights of indemnification from other parties. The Company's liability in the future for such claims is difficult to predict because of the uncertainty as to the cost of the investigation and cleanup of the sites, the Company's responsibility for such hazardous waste and the number or financial condition of other PRPs or defendants. As is the case with other types of litigation and proceedings to which the Company is a party, based upon currently available information, it is the Company's opinion that none of these matters will result in material liability to the Company.

     Other: The Company has guaranteed bank loans totalling $11,012 to certain executives for the purchase of the Company's common stock.

17/Financial Instruments

     The Company uses forward contracts to manage its exposure to currency risk related to foreign currency intercompany debt. Gains and losses on the contracts qualifying as hedges are recognized as the contracts are adjusted to fair market value which offsets foreign exchange gains or losses on the hedged debt amount. Changes in the fair value of contracts not qualifying for hedge accounting are recognized in other income (expense).

     Notional amounts outstanding were $7,272 and $14,947 in 2000 and 1999, respectively, however are not a measure of the Company's exposure. As of December 2, 2000, the Company had one forward contract maturing with the underlying debt on December 4, 2000. Changes in market value are not material.

     Counterparties to the forward contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.

     Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of December 2, 2000 and November 27, 1999, the Company had no significant concentrations of credit risk.

18/Retirement and Postretirement Benefits

     The Company has noncontributory defined benefit plans covering all U.S. employees. Benefits for these plans are based primarily on years of service and employees' average compensation during their five highest out of the last ten years of service. The Company's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of listed equity securities and an Immediate Participation Guarantee contract with an insurance company.

     Certain non-U.S. consolidated subsidiaries provide pension benefits for their employees consistent with local practices and regulations. These plans are defined benefit plans covering substantially all employees upon completion of a specified period of service. Benefits for these plans are generally based on years of service and annual compensation.

     The Company and certain of its consolidated subsidiaries provide health care and life insurance benefits for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers. These costs are accrued during the years the employee renders the necessary service.

     Sensitivity Information: The healthcare trend rate assumption has a significant effect on the amounts reported. A one percentage point change in the healthcare cost trend rate would have the following effects on the November 27, 1999 service and interest cost and the accumulated postretirement benefit obligation at December 2, 2000:

                                              One Percentage Point
--------------------------------------------------------------------------------
                                               Increase   Decrease
--------------------------------------------------------------------------------
Effect on service and
 interest cost components                       $  408    $  (340)
Effect on accumulated
 postretirement benefit
 obligation                                     $3,220    $(2,754)
--------------------------------------------------------------------------------


Weighted-Average
  Assumptions,
  November                            2000      1999     1998
--------------------------------------------------------------
Discount rate
 (before retirement)                 7.42%      7.12%    7.36%
Expected return on
 plan assets -
 pension benefits                   10.11%     10.08%    9.76%
Expected return on
 plan assets - other
 postretirement
 benefits                            9.50%      9.50%    8.50%
Rate of compensation
 increase                            3.78%      3.58%    3.76%
Rate of increase in
 healthcare
 cost levels:
Employees under
 age 65                              5.10%      5.68%    6.60%
Employees age 65
 and older                           5.10%      3.73%    4.56%
--------------------------------------------------------------------------------

The rate of increase in healthcare cost levels is expected to be 5.10% in the years 2001 and later.

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


                                                            Pension Benefits                                         Other
                                                 -------------------------------------------
                                                 U.S. Plans                   Non-U.S. Plans                Postretirement Benefits
------------------------------------------------------------------------------------------------------------------------------------
                                        2000         1999       1998       2000       1999      1998       2000       1999      1998
------------------------------------------------------------------------------------------------------------------------------------
Net periodic cost:
 Service cost                       $   5,613  $   5,987   $  5,629   $  2,675   $  2,547   $ 2,259   $  1,027   $  2,033   $ 1,833
 Interest cost                         13,513     12,011     11,795      5,041      4,237     4,001      2,119      2,667     2,641
 Expected return on assets            (20,582)   (16,538)   (14,837)    (4,490)    (2,909)   (2,223)    (6,387)    (5,294)   (3,911)
 Prior service cost amortization          838        724        640          8          9        39     (2,310)      (828)     (857)
 Actuarial (gain)/loss amortization    (2,637)      (766)    (1,349)      (137)        24        25       (942)      (561)     (183)
 Transition amount amortization           (27)       (27)       (27)        62       (281)       75          -          -         -
 Curtailment (gain)/loss                    -     (1,780)         -          -       (274)        -          -        (74)        -
------------------------------------------------------------------------------------------------------------------------------------
 Net periodic benefit cost          $  (3,282) $    (389)  $  1,851   $  3,159   $  3,353   $ 4,176   $ (6,493)  $ (2,057)  $  (477)
------------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
 Benefit obligation, September 1
   or prior year                    $ 178,021  $ 174,231              $ 64,129   $ 64,575             $ 28,216   $37,811
 Service cost                           5,613      5,987                 2,675      2,547                1,027     2,033
 Interest cost                         13,513     12,011                 5,041      4,237                2,119     2,667
 Participant contributions                  -          -                   779        611                  124       114
 Plan amendments                           13      1,451                     -          -                    -   (11,329)
 Actuarial (gain)/loss                 (8,850)    (8,854)               (3,176)     2,490               10,935    (1,004)
 Benefits paid                         (7,928)    (6,805)               (2,689)    (2,365)              (2,687)   (2,076)
------------------------------------------------------------------------------------------------------------------------------------
 Benefit obligation, August 31      $ 180,382  $ 178,021              $ 66,759   $ 72,095             $ 39,734   $28,216
------------------------------------------------------------------------------------------------------------------------------------
Change in plan assets:
 Fair value of plan assets,
   September 1 of prior year        $ 247,689  $ 184,407              $ 43,173   $ 40,603             $ 68,142   $49,233
 Actual return on plan assets          49,695     69,470                 6,615      6,253               10,852    19,016
 Employer contributions                   873        617                 1,420      1,448                1,754     1,855
 Participant contributions                  -          -                   779        678                  124       114
 Benefits paid                         (7,928)    (6,805)               (1,024)      (771)              (2,687)   (2,076)
------------------------------------------------------------------------------------------------------------------------------------
 Fair value of plan assets,
   August 31                        $ 290,329  $ 247,689              $ 50,963   $ 48,211             $ 78,185   $68,142
------------------------------------------------------------------------------------------------------------------------------------
Reconciliation of funded status
as of November:
 Funded status                      $ 109,947  $  69,668              $(16,174)  $(24,616)            $ 38,451   $39,926
 Unrecognized actuarial loss (gain)  (145,988)  (110,662)              (10,494)      (220)             (12,253)  (19,636)
 Unrecognized prior service
   cost (benefit)                       5,535      6,360                   (33)       (29)             (10,017)  (12,326)
 Unrecognized net
   transition obligation                  (96)      (124)                  580     (5,583)                   -         -
 Contributions between
   measurement date
   and fiscal year-end                    190        140                     -          -                    -       200
------------------------------------------------------------------------------------------------------------------------------------
 Recognized amount                  $ (30,412) $ (34,618)             $(26,121)  $(30,448)            $ 16,181   $ 8,164
------------------------------------------------------------------------------------------------------------------------------------
Statement of financial position
as of November:
 Prepaid benefit cost               $     283  $     205              $  2,291   $  2,111
 Accrued benefit liability            (30,694)   (34,823)              (28,412)   (32,559)
 Additional minimum liability          (5,634)    (5,358)                    -          -
 Intangible asset                       3,666      4,263                     -          -
 Accumulated other
   comprehensive income                 1,967      1,095                     -          -
------------------------------------------------------------------------------------------------------------------------------------
 Recognized amount                  $ (30,412) $ (34,618)             $(26,121)  $(30,448)
------------------------------------------------------------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligation in excess of plan assets were $57,895, $53,552, and $24,397, respectively as of December 2, 2000 and $63,908, $56,986, and $22,723 as of November 27, 1999.

19/Stockholders' Equity

     Preferred Stock: The Board of Directors is authorized to issue up to 10,000,000 additional shares of preferred stock that may be issued in one or more series and with such stated value and terms as may be determined by the Board of Directors.

     Series A Preferred Stock: There were 45,900 Series A preferred shares with a par value of $6.67 authorized and outstanding at December 2, 2000 and November 27, 1999. The holder of Series A preferred stock is entitled to cumulative dividends at the rate of $0.33 per share per annum. Common stock dividends may not be paid unless provision has been made for payment of Series A preferred dividends. The Series A preferred stock has multiple voting rights entitling the Series A preferred shareholder to 80 votes per share. The terms of the Series A preferred stock include the right of the Company to purchase the shares at specified times and the right of the Company to redeem all shares at par value if authorized by the shareholders.

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

     Common Stock: There were 40,000,000 shares of common stock with a par value of $1.00 authorized and 14,115,664 and 14,040,155 shares issued and outstanding at December 2, 2000 and November 27, 1999, respectively.

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

20/Stock-Based Compensation

     Directors' Deferred Compensation Plan: The Directors' Deferred Compensation Plan reserves 75,000 shares of common stock for allocation as payment of retainer fees to its Board of Directors. Directors, who are not employees, can choose to receive all or a portion of the payment of their retainer and meeting fees in shares of Company common stock when they leave the Board rather than cash payments each year. At December 2, 2000, 17,302 shares remained available for future allocation.

     1998 Directors' Stock Incentive Plan: The 1998 Directors' Stock Incentive Plan reserves 200,000 shares of common stock to offer nonemployee directors incentives to put forth maximum efforts for the success of the Company's business and to afford nonemployee directors an opportunity to acquire a proprietary interest in the Company. In 2000, 1999 and 1998, respectively, 7,700, 4,000 and 7,017 restricted shares were awarded. The market value of $304, $281 and $441 has been recorded as unearned compensation - restricted stock and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the vesting periods of generally four years and amounted to $207, $93 and $42 in 2000, 1999 and 1998, respectively. At December 2, 2000, 181,283 shares remained available for future award.

     Year 2000 Stock Incentive Plan: Under the Year 2000 Stock Incentive Plan 1,500,000 shares of the Company's common stock are available for the granting of awards during a period of up to ten years from October 14, 1999. The Year 2000 Stock Incentive Plan permits the granting of (a) stock options; (b) stock appreciation rights; (c) restricted stock and restricted stock units; (d) performance awards; (e) dividend equivalents; and (f) other awards valued in whole or in part by reference to or otherwise based upon the Company's common stock.

     A total of 28,342 non-qualified stock options were granted in 2000 to officers and key employees at prices not less than fair market value at the date of grant. These non-qualified options are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent of the shares under option and generally have a contractual term of 10 years.

     At December 2, 2000, 1,471,658 shares remained available for future grants or allocations under the plan.

     1992 Stock Incentive Plan: Under the 1992 Stock Incentive Plan 900,000 shares of the Company's common stock were available for the granting of awards during a period of up to ten years from April 16, 1992. The Stock Incentive Plan permits the granting of (a) stock options; (b) stock appreciation rights; (c) restricted stock and restricted stock units; (d) performance awards; (e) dividend equivalents; and (f) other awards valued in whole or in part by reference to or otherwise based upon the Company's common stock.

     A total of 1,031 and 64,755 restricted shares of the Company's common stock were granted to certain employees in 1999 and 1998, respectively. The market value of shares awarded of $44 and $3,734 has been recorded as unearned compensation - restricted stock in 1999 and 1998, respectively and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the vesting periods of generally ten years and amounted to $1,768, $2,029 and $786 in 2000, 1999 and 1998, respectively.

     A total of 1,000 and 19,900 restricted share units of the Company's common stock were allocated to certain employees in 1999 and 1998, respectively. The market value of units allocated of $43 and $1,104 in 1999 and 1998, respectively, is generally being charged to expense over the ten-year vesting period.

     A total of 144,075 and 243,949 non-qualified stock options were granted in 2000 and 1999 to officers and key employees at prices no less than fair market value at the date of grant. These non-qualified options are generally excercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent of the shares under option and generally have a contractual term of 10 years.

     At December 2, 2000, no shares remained available for future grants or allocations from the plan.The following tables provide a summary of non-qualified stock option transactions:

                                                          Weighted-
                                                           Average
                                           Number       Exercise Price
--------------------------------------------------------------------------
Outstanding at November 29, 1997          182,790          $14.53
Exercised                                 (71,799)          14.83
--------------------------------------------------------------------------
Outstanding at November 28, 1998          110,991           14.33
Cancelled                                 (10,297)          41.96
Granted                                   243,949           44.16
Exercised                                 (37,194)          14.33
--------------------------------------------------------------------------
Outstanding at November 27, 1999          307,449           37.07
Cancelled                                 (40,727)          46.13
Granted                                   172,417           52.28
Exercised                                 (75,124)          15.27
--------------------------------------------------------------------------
Outstanding at December 2, 2000           364,015           47.76
--------------------------------------------------------------------------
Exercisable at December 2, 2000           105,670          $46.66
--------------------------------------------------------------------------

                            Weighted-
                             Average
                            Remaining
                            Years of      Weighted-             Weighted-
Range of          Out-        Con-         Average      Exer-    Average
Exercise         stand-     tractual       Exercise      cise-   Exercise
Prices            ing         Life          Price       able      Price
--------------------------------------------------------------------------
$39.75-46.88     222,636       7.5         $43.13      76,270    $43.08
 54.75           131,379       9.0          54.75      26,900     54.75
 68.63            10,000       7.6          68.63       2,500     68.63
==========================================================================

     If compensation expense had been determined for the Company's non-qualified stock option plans based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and income per share would have been adjusted to the pro forma amounts indicated below:

                                             2000                  1999
--------------------------------------------------------------------------
Net income:
 As reported                              $49,163               $43,370
 Pro forma                                $48,202               $42,830

Basic income per share:
 As reported                              $  3.53               $  3.14
 Pro forma                                $  3.46               $  3.10

Diluted income per share:
 As reported                              $  3.48               $  3.10
 Pro forma                                $  3.42               $  3.06
--------------------------------------------------------------------------

     Pro forma amounts for fiscal 1998 are not presented as options granted prior to 1996 are not considered for purposes of this table. The Company did not grant stock options during fiscal

1998 for purposes of calculating adjusted pro forma amounts required to be disclosed under SFAS No. 123. Compensation expense for pro forma purposes is reflected over the options' vesting period.

     The weighted-average fair value per option at the grant date for options granted in fiscal 2000 and 1999 was $20.30 and $15.37, respectively. The fair value was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                       2000      1999
----------------------------------------------------------------------
Risk-free interest rate                                6.31%     4.57%
Expected dividend yield                                1.50%     1.50%
Expected volatility factor                            30.60%    30.24%
Expected option term                                7 years   7 years
----------------------------------------------------------------------

21/Supplemental Comprehensive Income Information

     In 1999, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" as required. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company is required to report total comprehensive income, an amount that will include net income as well as other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. generally accepted accounting principles have previously been reported as separate components of equity in the Company's consolidated financial statements.

     The following table shows ending balances of the components of accumulated other comprehensive income:

Accumulated Other
Comprehensive Income:                          2000      1999      1998
------------------------------------------------------------------------
Foreign currency
     translation, net                      $(19,147)  $(7,113)  $(5,429)
Foreign currency
     adjustment
     included in net
     income                                     259       259       123
Minimum pension
     liability adjustment
     net of taxes of
     $340, $(15) and
     $442 in 2000,
     1999 and 1998                           (1,200)     (668)     (691)
------------------------------------------------------------------------
Total accumulated other
     comprehensive
     income                                $(20,088)  $(7,522)  $(5,997)
------------------------------------------------------------------------

22/Business Segment Information

     For 2000, the Company revised its segment reporting to reflect business segments consistent with its current method of internal reporting, which results in a separate presentation of its Specialty Group. The Specialty Group was previously included as a component of the North America and Latin America geographic segments. The Company organizes its business in five reportable operating segments. The adhesives, sealants and coatings (adhesives) business is broken down into four geographic segments: North America Adhesives, Europe Adhesives, Latin America Adhesives and Asia/Pacific Adhesives. The four geographic segments offer generally similar products and services to industries such as packaging, graphic arts, automotive, footwear, woodworking, window and nonwovens. The fifth reportable segment is the Specialty Group, which consists of five separate operating entities, namely, TEC Specialty Products, Inc.; Foster Products Corporation, Inc.; Linear Products, Inc.; Paints Division and the Global Coatings Division. The Specialty Group provides specialty products for a variety of applications such as, ceramic tile installation (TEC), HVAC insulation (Foster), powder coatings applied to metal surfaces such as office furniture, appliances and lawn and garden equipment (Global Coatings), specialty hot melt adhesives for packaging applications (Linear), and liquid paint sold through retail outlets (Paints). The Paints Division operates solely in Latin America while the other four entities in the Specialty Group operate primarily in North America.

     The Company evaluates the performance of its segments and allocates resources to them based on operating income which is defined as income before nonrecurring (charges)/credits, interest expense, gains/(losses) from the sale of assets and all other non-operating type items. Corporate expenses are fully allocated to the business segments. Corporate assets are not allocated to the segments. Inter-segment sales are recorded at cost plus a minor markup for administrative costs.

     The following tables summarize the financial information about the segments for all periods presented:

Business Segments                                     Inter-     Operating                        Total
                                          Trade       Segment      Income      Depreciation/      Assets         Capital
                                          Sales        Sales       (Loss)      Amortization        (a)         Expenditures
---------------------------------------------------------------------------------------------------------------------------
North America Adhesives        2000     $  590,157    $ 16,662    $ 50,271        $19,492       $  324,565       $ 9,047
                               1999        582,353      26,466      60,174         20,398          344,220        17,403
                               1998        579,202      14,634      45,262         19,863          370,158        21,303
---------------------------------------------------------------------------------------------------------------------------
Europe Adhesives               2000        232,089       3,637       9,516         10,101          209,393         8,946
                               1999        256,513       3,419      16,029         11,308          237,493        18,976
                               1998        257,314       3,093       6,841          9,723          261,651        13,705
---------------------------------------------------------------------------------------------------------------------------
Latin America Adhesives        2000         77,060       1,307      (1,374)         4,042           65,049         4,493
                               1999         81,073       2,411      (2,298)         3,391           69,923         4,321
                               1998         96,037         437      (2,617)         4,211           68,158         4,248
---------------------------------------------------------------------------------------------------------------------------
Asia/Pacific Adhesives         2000        100,992          16       2,496          2,315           73,777         2,109
                               1999         97,589          75       1,354          1,944           80,294         2,896
                               1998         81,315          33      (3,668)         1,519           74,276         3,852
---------------------------------------------------------------------------------------------------------------------------
Specialty Group                2000        352,264       1,682      41,292          7,809          217,239         5,198
                               1999        346,930       2,084      45,692          7,582          204,317         8,751
                               1998        333,373       1,549      42,141          6,593          213,344         9,509
---------------------------------------------------------------------------------------------------------------------------
Corporate and Unallocated      2000                    (23,304)          -          8,406          120,338        19,251
                               1999                    (34,455)          -          6,153           89,368         3,906
                               1998                    (19,746)          -          7,632           58,582         9,710
---------------------------------------------------------------------------------------------------------------------------
Total Company                  2000      1,352,562           -    $102,201        $52,165       $1,010,361       $49,044
                               1999      1,364,458           -     120,951         50,776        1,025,615        56,253
                               1998      1,347,241           -      87,959         49,541        1,046,169        62,327
---------------------------------------------------------------------------------------------------------------------------

(a) Segment assets include primarily inventory, accounts receivables, property, plant and equipment and other miscellaneous assets. Corporate and unallocated assets include primarily corporate property, plant and equipment, deferred tax assets, certain investments and other assets.

Reconciliation of Operating Income to Pretax Income:
                                      2000         1999         1998
----------------------------------------------------------------------
Operating income (loss)           $102,201   $  120,951   $   87,959
Nonrecurring (charges)
   credits                             300      (17,204)     (26,748)
Interest expense                   (23,814)     (26,823)     (26,989)
Gain from sale of assets             4,131          366        3,237
All other                           (5,913)      (2,864)      (4,673)
----------------------------------------------------------------------
Pretax income                     $ 76,905   $   74,426   $   32,786
----------------------------------------------------------------------

Geographic Areas                                          Property,
                                                 Trade    Plant and
                                                 Sales    Equipment
----------------------------------------------------------------------
North America                         2000   $  807,140   $  258,230
                                      1999      791,029      258,822
                                      1998      779,499      259,313
----------------------------------------------------------------------
Europe                                2000      261,444       67,369
                                      1999      286,921       79,732
                                      1998      286,374       83,395
----------------------------------------------------------------------
Latin America                         2000      182,986       45,242
                                      1999      188,919       46,735
                                      1998      197,577       47,083
----------------------------------------------------------------------
Asia/Pacific                          2000      100,992       23,848
                                      1999       97,589       27,235
                                      1998       83,791       24,676
----------------------------------------------------------------------
Total Company                         2000   $1,352,562   $  394,689
                                      1999    1,364,458      412,524
                                      1998    1,347,241      414,467
----------------------------------------------------------------------

23/Quarterly Data (unaudited)

Net sales:                                         2000         1999
----------------------------------------------------------------------
First quarter                                $  321,206   $  327,210
Second quarter                                  347,192      348,198
Third quarter                                   323,109      331,916
Fourth quarter                                  361,055      357,134
----------------------------------------------------------------------
Total year                                   $1,352,562   $1,364,458
----------------------------------------------------------------------

Gross profit:                                      2000         1999
----------------------------------------------------------------------
First quarter                                $  101,506   $  104,574
Second quarter                                  108,382      112,490
Third quarter                                    94,230      108,711
Fourth quarter                                  109,093      117,347
----------------------------------------------------------------------
Total year                                   $  413,211   $  443,122
----------------------------------------------------------------------

Operating income:                                  2000         1999
----------------------------------------------------------------------
First quarter                                $   23,805   $   20,516
Second quarter                                   31,917       24,622
Third quarter                                    19,013       27,279
Fourth quarter                                   27,766       31,330
----------------------------------------------------------------------
Total year                                   $  102,501   $  103,747
----------------------------------------------------------------------

Net income:                                        2000         1999
----------------------------------------------------------------------
First quarter                                $    9,730   $    7,599
Second quarter                                   17,772       10,026
Third quarter                                     7,394       12,068
Fourth quarter                                   14,267       13,677*
----------------------------------------------------------------------
Total year                                   $   49,163   $   43,370*
----------------------------------------------------------------------

Basic net income per share:                        2000         1999
----------------------------------------------------------------------
First quarter                                $     0.70   $     0.55
Second quarter                                     1.28         0.73
Third quarter                                      0.53         0.87
Fourth quarter                                     1.02         0.99*
Total year                                   $     3.53   $     3.14*
----------------------------------------------------------------------

Diluted net income per share                       2000         1999
----------------------------------------------------------------------
First quarter                                $     0.69   $     0.55
Second quarter                                     1.26         0.72
Third quarter                                      0.52         0.86
Fourth quarter                                     1.01         0.97*
Total year                                   $     3.48   $     3.10*
----------------------------------------------------------------------

* Fourth quarter net income was $14,418 before the cumulative effect of accounting change of $(741) or $(0.05) per share. Total year net income was $44,111 before the cumulative effect of accounting change of $(741) or $(0.05) per share.

MANAGEMENT'S REPORT


The management of H.B. Fuller Company is responsible for the integrity, objectivity and accuracy of the financial statements of the Company and its subsidiaries. The accompanying financial statements, including the notes, were prepared in conformity with accounting principles generally accepted in the United States appropriate in the circumstances and include amounts based on the best judgment of management.

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


/s/ Albert P. L. Stroucken

Albert P.L. Stroucken
Chairman of the Board,
President and
Chief Executive Officer

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of H.B. Fuller Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of H.B. Fuller Company and its subsidiaries at December 2, 2000 and November 27, 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 2, 2000, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7, in 1999 the Company changed its accounting for start-up costs to conform with AICPA Statement of Position 98-5.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
January 12, 2001

1990-2000 SELECTED FINANCIAL DATA
H.B. Fuller Company and Subsidiaries


Annual Growth Rate
------------------
1-yr      5-yr    10-yr
1999-     1995-   1990-   (Dollars in thousands,
2000      2000    2000    except per share amounts)         2000*       1999       1998       1997         1996
-----------------------------------------------------------------------------------------------------------------
    %       %       %     Income Statement Data:
  (0.9)     1.7     5.5   Net sales                       $1,352,562   1,364,458  1,347,241  1,306,789  1,275,716
                          Income from
  11.5      9.5     8.8     continuing operations         $   49,163      44,111     15,990     40,308     45,430
                          Percent of net sales                   3.6         3.2        1.2        3.1        3.6
  13.4     11.4     8.8   Net income                      $   49,163      43,370     15,990     36,940     45,430
                          Percent of net sales                   3.6         3.2        1.2        2.8        3.6
   3.0      4.8     8.1   Depreciation                    $   44,371      43,079     42,317     40,412     40,878
 (11.2)     5.6     5.4   Interest expense                $   23,814      26,823     26,989     19,836     18,881
 (10.5)     8.2     6.4   Income taxes                    $   28,455      31,807     18,826     26,651     31,233
                          Balance Sheet Data:
  (1.5)     4.0     7.5   Total assets                    $1,010,361   1,025,615  1,046,169    917,646    869,275
  19.6      8.0     8.0   Working capital                 $  208,339     174,223    172,740    171,607    141,617
                          Current ratio                          1.9         1.7        1.6        1.7        1.6
                          Net property,
  (4.3)     2.1     6.9     plant and equipment           $  394,689     412,524    414,467    398,561    391,201
                          Long-term debt, excluding
  (5.0)     8.5    11.0     current installments          $  250,464     263,714    300,074    229,996    172,779
   7.5      6.2     7.5   Stockholders' equity            $  404,710     376,380    341,404    339,114    334,740
                          Per Common Share:
                          Income from continuing
                            operations:
  10.7      9.5     8.6     Basic                         $     3.53        3.19       1.16       2.91       3.26
  10.5      9.3     8.6     Diluted                       $     3.48        3.15       1.15       2.88       3.24
                          Net income:
  12.4     11.4     8.6     Basic                         $     3.53        3.14       1.16       2.67       3.26
  12.3     11.2     8.6     Diluted                       $     3.48        3.10       1.15       2.64       3.24
   2.5      6.0     7.6   Dividends paid                  $    0.835       0.815      0.785       0.72      0.655
   6.9      6.1     7.0   Book value                      $    28.65       26.79      24.39      24.48      23.78
                          Common stock price:
  (5.9)    11.5    13.6     High                          $    68.56       72.88      64.81      60.25      47.75
 (26.7)     0.1     7.4     Low                           $    27.95       38.13      34.00      44.50      29.50
                          Other:
                          Return on average
                            stockholders' equity                12.5        12.1        4.7       11.0       14.3
                          Weighted-average common shares
                            outstanding (in thousands):
   0.8      0.0     0.2     Basic                             13,914      13,808     13,721     13,843     13,910
   0.9      0.2     0.2     Diluted                           14,103      13,978     13,844     13,988     14,008
  (3.7)    (4.1)   (0.7)  Number of employees                  5,200       5,400      6,000      6,000      5,900

* 2000 is a 53-week year. All years 1999-1996 are 52-week years. All other years are twelve months ended November 30.

          1995        1994       1993       1992       1991       1990
--------------------------------------------------------------------------------

     1,243,818   1,097,367    975,287    942,438    861,024    792,230

        31,195      30,863     21,701     35,622     27,687     21,145
           2.5         2.8        2.2        3.8        3.2        2.7
        28,663      30,863      9,984     35,622     27,687     21,145
           2.3         2.8        1.0        3.8        3.2        2.7
        35,134      28,177     24,934     24,865     21,787     20,376
        18,132      11,747     10,459     12,537     14,788     14,028
        19,148      19,782     19,191     24,716     19,173     15,234

       828,929     742,617    564,521    561,204    508,911    489,634
       142,056     129,665    119,905    130,817    108,779     96,097
           1.6         1.6        1.7        1.8        1.7        1.7

       355,123     295,090    232,547    223,153    207,378    202,341

       166,459     130,009     60,261     53,457     71,814     88,240
       299,414     274,805    249,396    255,040    219,050    197,191


          2.24        2.22       1.56       2.58       2.03       1.55
          2.23        2.21       1.55       2.55       2.00       1.53

          2.06        2.22       0.72       2.58       2.03       1.55
          2.05        2.21       0.71       2.55       2.00       1.53
         0.625       0.575       0.54       0.46       0.41       0.40
         21.35       19.70      17.92      18.43      15.96      14.56

         39.75       42.25      42.75      53.25      38.33      19.17
         27.75       29.00      31.25      32.58      18.83      13.75

          10.0        11.5        4.0       15.0       13.3       11.0

        13,884      13,877     13,872     13,778     13,613     13,650
        13,977      13,988     14,006     13,989     13,854     13,811
         6,400       6,400      6,000      5,800      5,600      5,600

INVESTOR INFORMATION

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 19, 2001, at 2 p.m. at the Science Museum of Minnesota, 120 West Kellogg Boulevard, St. Paul, Minn. All shareholders are cordially invited to attend.

Form 10-K

H.B. Fuller Company's Form 10-K annual report for the year ended Dec. 2, 2000, filed with the Securities and Exchange Commission, Washington, D.C., is available upon request at no charge. Exhibits to the Form 10-K are available at a charge sufficient to cover postage and handling. This material may be obtained by writing to:Corporate Secretary, H.B. Fuller Company, P.O. Box 64683, St. Paul, MN 55164-0683. Or visit our Web site at www.hbfuller.com for complete 10-K reports for the past three years.

Independent Accountants
PricewaterhouseCoopers LLP, Minneapolis, Minnesota

Investor Contact
Scott Dvorak
Director of Investor Relations

To receive shareholder material through the mail, or if you'd like to be added to our mailing list, call our Shareholder Services Line at 1-800-214-2523 or visit our Web site at http://www.hbfuller.com

Number of Common Shareholders
As of Dec. 2, 2000, there were approximately 3,845 common shareholders of record.

Transfer Agent and Registrar
Wells Fargo Bank, Minnesota, N.A., P.O. Box 64854, St. Paul, MN 55164-0854, 1-800-468-9716 or 651-450-4064 (in Minnesota).

Web Site
http://www.hbfuller.com


                                  STOCK PRICE
                         Common Stock* (Closing Price)

                                  [BAR CHART]

     First Quarter     Second Quarter     Third Quarter     Fourth Quarter
     1999   $42.38     1999   $63.50      1999   $61.31     1999   $55.25
     2000   $61.50     2000   $39.50      2000   $39.19     2000   $34.75

*H.B. Fuller Company common stock is traded on the NASDAQ exchange under the symbol: FULL


                                   DIVIDENDS
                                  (Per Share)

                                  [BAR CHART]

     First Quarter     Second Quarter     Third Quarter     Fourth Quarter
     1999   $0.200     1999   $0.205      1999   $0.205     1999   $0.205
     2000   $0.205     2000   $0.210      2000   $0.210     2000   $0.210


                            SHAREHOLDER COMPOSITION

                                  [PIE CHART]
                                      8%
                              Officers/Directors

     13% Employees

                                                            59% Institutions

  20% Individuals